Confidential draft No. 9 confidentially submitted to the U.S. Securities and Exchange Commission on January 24, 2025. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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Bgin Blockchain Limited
(Exact name of registrant as specified in its charter)

________________

Cayman Islands	7374	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

#09 12 Paya Lebar Square
60 Paya Lebar Road
Singapore 409051
+65 8269 9202
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

________________

(Name, address, including zip code, and telephone number, including area code, of agent for service)

________________

Copies to:

Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, New York 10022 (212) 530-2206	Arila Er Zhou, Esq. Anna Jinhua Wang, Esq. Robinson & Cole LLP Chrysler East Building 666 Third Avenue, 20th Floor New York, New York 10017 (212) 451-2908

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Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

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†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED            , 2025

Class A Ordinary Shares

Bgin Blockchain Limited

This is an initial public offering of the Class A ordinary shares of Bgin Blockchain Limited (“Bgin,” the “Company,” “our Company,” “we,” “our,” “ours,” or “us”). We are offering on a firm commitment basis our Class A ordinary shares, par value US$0.001 per share. We expect the initial public offering price to be in the range of US$            to US$            per Class A ordinary share.

Prior to this offering, there has been no public market for our Class A ordinary shares. We have applied to list our Class A ordinary shares on the Nasdaq Stock Market under the symbol “BGIN”. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A ordinary shares will be approved for listing on the Nasdaq Stock Market.

Investing in our Class A ordinary shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 25 to read about factors you should consider before buying our Class A ordinary shares.

Our issued and outstanding share capital consists of Class A ordinary shares and Class B ordinary shares. After the completion of this offering, Mr. Qingfeng Wu, our founder and chief executive officer, through Decho Investment Limited, will beneficially own            % of our total issued and outstanding Class A ordinary shares and 100% of our total issued and outstanding Class B ordinary shares, representing            % of our total voting power, assuming the option to purchase additional Class A ordinary shares is exercised by the underwriter in full. As a result, we will be a “controlled company” as defined under Nasdaq Listing Rules 5615(c). As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. However, we do not currently intend to elect to opt out of corporate governance requirements under the Nasdaq Listing Rules as a result of being a “controlled company.” See “Risk Factors — Risks Related to Our Corporate Structure.”

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. See “Risk Factors” and “Prospectus Summary — Implications of our being an ‘Emerging Growth Company’” on pages 25 and 22, respectively.

This prospectus refers to (i) Bgin Blockchain Limited, a Cayman Islands holding company, as the “Company,” “Bgin”, “we”, “our” and “us”, and (ii) the Company’s subsidiaries as “our subsidiaries” or the “subsidiaries”. The Cayman Islands holding company does not conduct any business operations and the Company’s subsidiaries are entities that conduct business operations in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and the U.S. Investors in our Class A ordinary shares and other equity securities we issue are not purchasing equity interests in our subsidiaries but instead are purchasing equity interests in the Company, the ultimate Cayman Islands holding company.

Bgin is not an operating company in Hong Kong, but an exempted company with limited liability incorporated in the Cayman Islands. As an exempted company with no material operations, our operations are conducted by our subsidiaries, including (i) our subsidiaries in Hong Kong, Bgin Tech Limited, or “Bgin HK”, Bgin Trading Limited (“Bgin Trading”), and Bgin Trade HK Limited (“Bgin Trade HK”), (ii) our subsidiaries in the U.S., Bgin Infrastructure, LLC (“Bgin Infrastructure US”), BGIN MANAGEMENT, LLC (“Bgin Management”), and Bgin Mining Inc. (“Bgin Mining”), and (iii) our subsidiaries in Singapore, Bgin Tech Pte. Ltd. (“Bgin Singapore”) and Bgin Technologies Pte Ltd (“Bgin SG).” This is an offering of the Class A ordinary shares of Bgin Blockchain Limited, an exempted company incorporated in the Cayman Islands, instead of shares of our operating entities. This structure involves unique risks to the investors as you may never directly hold any equity interest in our operating subsidiaries, and our ability to receive dividends and other contribution from our subsidiaries in Hong Kong is significantly affected by regulations promulgated by Hong Kong or PRC authorities. Any change in the interpretation of existing rules and regulations or the promulgation of new rules and regulations would likely result in a material change in the operations of our operating entities and/or a material change in the value of the securities we are registering for sale, including that such event could cause the value of such securities to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — Uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of laws in Mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class A ordinary shares to significantly decline in value or become worthless” on page 29.

(Prospectus cover continued on the following page.)

	Per Share	Total
Initial public offering price	$	$
Underwriter discounts(1)	$	$
Proceeds to us, before expenses(2)	$	$

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(1)         See “Underwriting” in this prospectus for more information regarding our arrangements with the underwriter.

(2)         We expect our total cash expenses for this offering (including cash expenses payable to our underwriter for its out-of-pocket expenses) to be approximately $            , exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriter is obligated to take and pay for all of the Class A ordinary shares if any such shares are taken. We have granted the underwriter an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of the Class A ordinary shares to be offered by us pursuant to this offering (excluding Class A ordinary shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts. If the underwriter exercises the option in full, the total underwriting discounts payable will be $            based on an assumed offering price of $            per Class A ordinary share, and the total gross proceeds to us, before underwriting discounts and expenses, will be $            .

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the Class A ordinary shares to purchasers in the offering on or about            , 2025.

Chardan

Prospectus dated            , 2025

(Prospectus cover continued from preceding page.)

A majority of our operations are conducted by Bgin HK and Bgin Trading, our subsidiaries in Hong Kong. As such, we are subject to certain legal and operational risks associated with such operating subsidiaries being based in Hong Kong and having all of their operations to date in Hong Kong. Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Nevertheless, the Chinese government may intervene or influence our current or future operations in Hong Kong at any time. For details relating to risks of doing business in Hong Kong, see “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.”

In addition, through our Hong Kong operating subsidiary, Bgin HK, we entered into an agreement with our affiliated entity, Shenzhen Bgin Technology Co., Ltd., a company formed in the PRC (“Shenzhen Bgin”), pursuant to which Shenzhen Bgin agreed to provide research and development services and administrative services to Bgin HK. Historically, from March 2019 to May 2022, Bgin HK also entered into a series of agreements with Shenzhen Bgin and its subsidiary, Zhongshan Bgin Technology Co., Ltd., a company formed in the PRC, pursuant to which our affiliated entities provided services to Bgin HK with respect to the manufacturing of mining machines and the operation of mining farms in the PRC. See “Prospectus Summary — Agreements with Our Affiliated Entities in the PRC.”

In general, any risks related to doing business in Mainland China also apply to doing business in Hong Kong. Uncertainties arising from the legal system in the PRC, including Hong Kong, in which uncertainties regarding the interpretation and enforcement of laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.” Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement, which may in the future impact our ability to conduct out business, accept foreign investments or list on a U.S. or other foreign exchange if we were to become subject to such regulations. In light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong. Moreover, all the legal and operational risks associated with having operations in the PRC also apply to operations in Hong Kong. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government has intervened and may continue to intervene or influence our current and future operations in Hong Kong at any time or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers like ourselves. On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five relevant supporting guidelines, which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either by direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information. The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) more than 50% of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, fulfil the filing procedure with the CSRC. As advised by our PRC legal counsel, we are not required to obtain the approval from or complete filings with the CSRC for this offering based on the facts that: (1) we do not meet the above explicit conditions set out in the Overseas Listing Trial Measures to determine whether an overseas offering shall be deemed as an indirect overseas offering and listing by a domestic company; (2) we do not have any subsidiary in mainland China or use any VIE structure to control any entity in mainland China; and (3) the main parts of our business activities are not conducted in mainland China and our main place of business is located in the U.S. and Hong Kong. However, as the Overseas Listing Trial Measures was newly published, there are substantial uncertainties as to the implementation and interpretation, and the CSRC may take a view that is contrary to our understanding of the Overseas Listing Trial Measures because the Overseas Listing Trial Measures adopts the principle of “substance over form” regarding the determination of “indirect overseas offering and listing by a domestic company”, over which the CSRC may have substantial discretions. If we are required by the CSRC to submit and complete the filing procedures of this offering and listing, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all. Any failure by us to comply with such filing requirements under the Overseas Listing Trial Measures may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or to continue to offer our securities. If certain PRC laws and regulations were to become applicable to a company such as us in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations, and significantly limited or completely hinder our ability to continue our operations and/or our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities, including the Class A ordinary shares, to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — Uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of laws in Mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class A ordinary shares to significantly decline in value or become worthless” on page 29, “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — The enactment of Law of the PRC on Safeguarding National Security in Hong Kong (the “Hong Kong National Security Law”) and the enactment of Safeguarding National Security Ordinance in Hong Kong (the “Hong Kong National Security Ordinance”) could impact our Hong Kong subsidiaries”, “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations” and “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — If we were to be required to obtain any permission or approval from or complete filings with the CSRC, the CAC, or other PRC authorities in connection with this offering under PRC law, our ability to offer or continue to offer our securities to investors could be significantly limited or hindered, which could cause the value of our Class A ordinary shares to significantly decline or become worthless, and we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected” on page 33.

As of the date of this prospectus, our subsidiaries’ mining operations are conducted in the United States, and the majority of our assets are located in the United States. Since April 2023, our business of selling mining machines designed by us has also been conducted in the United States through Bgin Mining and in Hong Kong through Bgin Trading. However, a majority of our directors and officers, including Mr. Qiuhua Li, Mr. Qingfeng Wu, Mr. Zhao Xiang, Mr. Pengju Wang, and Mr. Qi Shao are all nationals or residents of mainland China, and a substantial portion of their assets are located in mainland China. Additionally, Mr. Boquan He, our independent director, is a resident of Hong Kong, and a substantial portion of his assets are located in Hong Kong. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to bring actions or enforce against us or our directors and officers judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. See “Enforceability of Civil Liabilities.”

Additionally, our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (“PCAOB”), is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor, with the last inspection having occurred in February 2023, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments could add uncertainties to this offering and we cannot assure you that the Nasdaq Stock Market (“Nasdaq”) or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Moreover, an exchange may determine to delist our securities, and our Class A ordinary shares may be prohibited from being traded on a national exchange, or an exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable, or determines that it cannot, inspect or fully investigate our auditors for two consecutive years. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, thus reducing the time period before our securities may be prohibited from trading or delisted. On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already resuming regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the Holding Foreign Companies Accountable Act if needed and does not have to wait another year to reassess its determinations. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment in the future. See more detailed discussion of this risk factor on page 29 of this prospectus, “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — A recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.”

We are permitted under the laws of the Cayman Islands to provide funding to our subsidiaries in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Bgin HK and Bgin Trading are permitted under the laws of Hong Kong to provide funding to Bgin, the holding company incorporated in the Cayman Islands, through dividend distribution or payments without restrictions on the amount of the funds.

The PRC government’s significant authority to intervene in or influence operations of an offshore holding company at any time could limit our ability to transfer cash both into and outside of China, including Hong Kong. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China, and otherwise result in material adverse change in our operations and the value of our Class A ordinary shares” on page 28 for more information. Cash flows have not occurred between our Cayman Islands holding company and its subsidiaries, but from time to time, cash may be transferred among the Company’s subsidiaries as intercompany cash transfers. For the fiscal year ended December 31, 2020, no such cash transfer among the Company’s subsidiaries have occurred. For the fiscal year ended December 31, 2021, Bgin HK transferred cash in the amount of US$933,045 to Bgin Management and US$490,865 to Bgin Infrastructure US, and Bgin Management transferred cash in the amount of US$450,000 to Bgin Infrastructure US. For the fiscal year ended December 31, 2022, (i) Bgin HK transferred cash in the amount of US$365,636 to Bgin Management, US$1,588,500 to Bgin Infrastructure US, US$501,000 to Bgin Singapore and HK$1,101,000 (US$141,154) to Bgin Chip Limited (“Bgin Chip”), (ii) Bgin Infrastructure US transferred cash in the amount of US$100,000 to Bgin Management and US$100 to Bgin HK, (iii) Bgin Management transferred cash in the amount of US$350,000 to Bgin Infrastructure US, and (iv) Bgin Chip transferred cash in the amount of HK$1,000,000 (US$128,205) to Bgin HK. For the fiscal year ended December 31, 2023, (i) Bgin HK transferred cash in the amount of US$5,352,200 to Bgin Infrastructure US, US$8,800 to Bgin Chip, US$9,222,745 to Bgin Singapore, US$36,884,440 to Bgin Trading, and US$298,500 to Bgin Mining, (ii) Bgin Chip transferred cash in the amount of US$22,113 to Bgin HK and US$413,002 to Bgin Singapore, (iii) Bgin Singapore transferred cash in the amount of US$58,913 to Bgin HK, US$650,776 to Bgin Trading, US$446,186 to Bgin Chip, and US$59,467 to Bgin Infrastructure US, (iv) Bgin Trading transferred cash in the amount of US$45,181,002 to Bgin HK, US$27,668,359 to Bgin Singapore, US$1,203,102 to Bgin Mining, and US$8,000 to Bgin Chip, (v) Bgin Infrastructure US transferred cash in the amount of US$10,010 to Bgin Mining, and (vi) Bgin Mining transferred cash in the amount of US$680,000 to Bgin Infrastructure US. For the six months ended June 30, 2024, (i) Bgin HK transferred cash in the amount of SG$400,000 (approximately US$298,418) to Bgin Singapore, US$75,460,271 to Bgin Trading, US$16,987,110 to Bgin Singapore, US$ 41,224 to Bgin Chip, and US$100 to Bgin Management; (ii) Bgin Trading transferred cash in the amount of US$2,600,000 to Bgin Infrastructure, US$71,409,773 to Bgin Singapore, and US$158,297,543 to Bgin HK; (iii) Bgin Singapore transferred cash in the amount of US$512,900 to Bgin HK; (iv) Bgin Infrastructure transferred cash in the amount of US$410,000 to Bgin Mining; (v) Bgin Management transferred cash in the amount of US$1,160,040 to Bgin HK; (vi) Bgin Mining transferred cash in the amount of US$280,000 to Bgin Infrastructure; and (vii) Bgin Chip transferred cash in the amount of US$102,716 to Bgin Singapore. From July 1, 2024 to the date of this prospectus, (i) Bgin HK transferred cash in the amount of US$49,120,000 to Bgin Singapore, US$145,191,000 to Bgin Trading, and US3,750,000 to Bgin Infrastructure, (ii) Bgin Trading transferred cash in the amount of US$136,894,806 to Bgin HK, US$63,076,186 to Bgin Singapore, US$13,065,000 to Bgin Infrastructure, US$1,000,000 to Bgin Mining, US$3,000,000 to Bgin Chip, US$6,200,000 to Bgin SG, and US$50,000 to Bgin Trade, (iii) Bgin Singapore transferred cash in the amount of US$1,451,500 to Bgin HK, US$3,290,000 to Bgin Infrastructure, and US$1,390,000 to Bgin SG, (iv) Bgin Infrastructure US transferred cash in the amount of US$383,420 to Bgin Mining, US$1,000,000 to Bgin Singapore, US$451,780 to Bgin HK, and US$970,000 to Bgin Trading, (v) Bgin Management transferred cash in the amount of US$5,245,894 to Bgin HK, US$3,379,800 to Bgin Infrastructure, and US$8,248 to Bgin Mining, (vi) Bgin Mining transferred cash in the amount of US$328,384 to Bgin HK and US$994,965 to Bgin Singapore, (vii) Bgin SG transferred cash in the amount of US$10,550,992 to Bgin HK, and (viii) Bgin Trade transferred cash in the amount of US$701,009 to Bgin HK. On January 15, 2024, our board of directors declared a dividend with an aggregate amount of US$5,000,000, payable in USDT coins to our shareholders of record as of December 31, 2023, to be paid on or before February 29, 2024. As of February 2024, all of the US$5,000,000 of declared dividend had been paid. As of the date of this prospectus, no other dividend declarations have been made by our board of directors. No dividends or distributions have been made by a subsidiary to the Company. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. See “Risk Factors — Risks Relating to Our Class A ordinary shares and This Offering — We may or may not pay dividends in the foreseeable future after this offering, and any future determination related to our dividend policy will be made at the discretion of our board of directors. In the event that our board of directors does not declare any dividends, you must rely on price appreciation of our Class A ordinary shares for return on your investment” and our consolidated financial statements and notes for the fiscal years ended December 31, 2023 and 2022 and unaudited consolidated financial statements and notes for the six months ended June 30, 2024 and 2023 included elsewhere in this prospectus beginning on page F-1. Subject to certain contractual, legal and regulatory restrictions, cash and capital contributions may be transferred among our Cayman Islands holding company and its subsidiaries.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. As of the date of this prospectus, there are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of Hong Kong dollars into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S. investors.

Bgin, Bgin HK, and our other subsidiaries may from time to time declare or pay dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

i

About this Prospectus

You should rely on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We are offering to sell, and seeking offers to buy the Class A ordinary shares, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A ordinary shares. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Neither we nor the underwriter has taken any action to permit a public offering of the Class A ordinary shares outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. For the avoidance of doubt, no offer or invitation to subscribe for the ordinary shares is made to the public in the Cayman Islands. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Class A ordinary shares and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

Until             , 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to

•        “amended and restated memorandum and articles” are to the second amended and restated memorandum and articles of association of Bgin to be adopted upon effectiveness of this prospectus;

•        “ASIC(s)” are to application-specific integrated circuit(s), microchip(s) designed for a special application;

•        “Bgin CA” are to Bgin CA Limited, a limited liability company formed under the laws of the British Virgin Islands and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Chip” are to Bgin Chip Limited, a limited liability company formed in Hong Kong and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Field” are to Bgin Field Limited, a limited liability company formed under the laws of the British Virgin Islands and a wholly-owned subsidiary of Bgin;

•        “Bgin HK”, or the “Hong Kong operating subsidiary” are to Bgin Tech Limited, a Hong Kong company incorporated on March 18, 2019 and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Infrastructure US” are to Bgin Infrastructure, LLC, a limited liability company formed in the State of Delaware and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Management” are to BGIN MANAGEMENT, LLC, a limited liability company formed in the State of Delaware and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Mining” are to Bgin Mining Inc., a corporation formed in the State of Nebraska and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Rig” are to Bgin Rig Limited, a limited liability company formed under the laws of the British Virgin Islands and a wholly-owned subsidiary of Bgin;

•        “Bgin SG” are to Bgin Technologies Pte Ltd, a limited liability company formed in Singapore and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Singapore” are to Bgin Tech Pte. Ltd., a limited liability company formed in Singapore and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Trade HK” are to Bgin Trade HK Limited, a limited liability company formed in Hong Kong and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Trading” are to Bgin Trading Limited, a limited liability company formed in Hong Kong and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin US” are to Bgin US Limited, a limited liability company formed under the laws of the British Virgin Islands and an indirect wholly-owned subsidiary of Bgin;

•        “BVI” are to the British Virgin Islands;

•        “CAGR” are to compound annual growth rate;

•        “China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

•        “Class A ordinary shares” are to our Class A ordinary shares, par value US$0.001 per share;

•        “Class B ordinary shares” are to our Class B ordinary shares, par value US$0.001 per share;

•        “Company,” “Bgin,” “we”, “us”, or “our,” are to Bgin Blockchain Limited, a Cayman Islands exempted company, and to describing our consolidated financial information;

•        “cryptocurrency” are to any form of currency that only exists digitally, that usually has no central issuing or regulating authority but instead uses a decentralized system to record transactions and manage the issuance of new units, and that relies on cryptography to prevent counterfeiting and fraudulent transactions;

•        “Decho Investment” are to Decho Investment Limited, a limited liability company formed under the laws of the British Virgin Islands and controlled by Mr. Qingfeng Wu;

•        “digital assets” are to any digital representation of value that may function as a medium of exchange, a unit of account, and/or a store of value. Digital assets may include, but are not limited to, cryptocurrencies;

•        “Frost & Sullivan Report” are to the industry report commissioned by us and prepared by Frost & Sullivan International Limited, or “Frost & Sullivan,” an independent research firm, titled “Global Blockchain and Cryptocurrency Market”, to provide information regarding our industry and our global market position;

•        “FPGA(s)” are to field-programmable gate array(s), the integrated circuit(s) designed to be configured by customers after manufacturing;

•        “Gestion Bgin” are to Gestion Bgin Inc., a company incorporated in Canada and an indirect wholly-owned subsidiary of Bgin;

•        “GH” are to GigaHashes and “GH/s” are to GigaHashes per second, representing 1,000,000,000 hashes per second;

•        “GPU(s)” are to graphics processing unit(s);

•        “Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;

•        “HK$” and “HK dollars” are to the legal currency of Hong Kong;

•        “Infrastructure Bgin CA” are to Infrastructure Bgin Inc., a company incorporated in Canada and an indirect wholly-owned subsidiary of Bgin;

•        “Memorandum and Articles” are to the current amended and restated memorandum and articles of association of Bgin;

•        “MH” are to MegaHashes and “MH/s” are to MegaHashes per second, representing 1,000,000 hashes per second;

•        “Moon Aquarius” are to Moon Aquarius Limited, a limited liability company formed under the laws of the British Virgin Islands and controlled by Mr. Qiuhua Li;

•        “Mainland China” are to the People’s Republic of China, excluding Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•        “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.001 per share;

•        “PCB” are to printed circuit board, a base for mounting microelectronic components in electronics;

•        “PH” are to PetaHash and “PH/s” are to PetaHashes per second, representing 1,000,000,000,000,000 hashes per second;

•        “RMB” and “Renminbi” are to the legal currency of China;

•        “TH” are to TeraHashes and “TH/s” are to TeraHashes per second, representing 1,000,000,000,000 hashes per second;

•        “U.S.”, “US” or “United States” refer to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

•        “U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•        “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

We do not have any operations of our own. We are a holding company with operations conducted (i) in Hong Kong through our Hong Kong operating subsidiary Bgin HK, using Renminbi, the currency of China, as its functional currency in the fiscal year ended December 31, 2022, and through our Hong Kong operating subsidiaries Bgin HK, Bgin Trading and Bgin Trade HK, using U.S. dollars as their functional currency in the fiscal year ended December 31, 2023 and the six months ended June 30, 2024, (ii) in Singapore through our Singapore subsidiaries, Bgin Singapore and Bgin SG, using U.S. dollars as their functional currency, and (iii) in the U.S. through our U.S. subsidiaries, Bgin Infrastructure US and Bgin Management, using U.S. dollars as their functional currency. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of its readers. Assets and liabilities are translated into U.S. dollars at the closing rate of exchange as of the balance sheet dates, the statement of income is translated using average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Translations from HK dollars to U.S. dollars and from U.S. dollars to HK dollars in this prospectus are made at a pegged exchange rate of US$1=HK$7.8. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made as follows:

	December 31, 2022		December 31, 2023		June 30, 2024
	Period-end spot rate	Average rate	Period-end spot rate	Average rate	Period-end spot rate	Average rate
US$ against Renminbi	US$1=RMB 6.8972	US$1= RMB 6.7290	US$1=RMB 7.0999	US$1=RMB 7.0809	US$1=RMB 7.2672	US$1=RMB 7.2150

v

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A ordinary shares, discussed under “Risk Factors,” on page 25 before deciding whether to buy our Class A ordinary shares. This prospectus contains information from an industry report that was commissioned by us and prepared by Frost & Sullivan. We refer to this report as the Frost & Sullivan Report.

Overview

Through our operating subsidiaries, we are a digital asset technology company based in Hong Kong and in the U.S. with proprietary cryptocurrency-mining technologies and a strategic focus on alternative cryptocurrencies.

For the fiscal year ended December 31, 2022, we generated substantially all of our revenue from cryptocurrency mining. Since April 2023, we started generating revenue from selling mining machines designed by us, contributing to approximately 85.43% and 65.71% of our total revenue for the fiscal year ended December 31, 2023 and the six months ended June 30, 2024, respectively.

Our subsidiaries design and sell mining machines under different series dedicated to the mining of KAS coins, ALPH coins, and RXD coins, equipped with our proprietary 8nm or 12nm ASIC chips. These machines are available for purchase only through our website, iceriver.io. Customers may view and place orders of machines they intend to purchase directly through the website, and have the option to enroll in our miner hosting services, through which we operate and manage mining machines on the customers’ behalf in return for service fees. Customers purchasing the machines sold by our subsidiaries are primarily based in Hong Kong, the U.S. and Southeast Asia. For the fiscal year ended December 31, 2023 and the six months ended June 30, 2024, we sold an aggregate of 67,998 and 47,252 mining machines, respectively, to customers across the world. As of the date of this prospectus, we host a total of 4,020 machines on behalf of our customers, of which 3,677 are under operation in our mining farm located in York, Nebraska and a hosting facility in Coon Rapids, Iowa, and 93 are stored in our warehouse in Beatrice, Nebraska.

As our subsidiaries produce cryptocurrencies through their mining operations, they exchange cryptocurrencies mined for fiat currency on a regular basis to generate cash flow to fund our subsidiaries’ business operations. We attribute our substantial growth since our inception to our competitive advantages in our subsidiaries’ research and development capacities, experienced and visionary management team, and our strategic focus on alternative cryptocurrency mining. According to the Frost & Sullivan Report, alternative cryptocurrencies refer to cryptocurrencies other than Bitcoin and Ethereum. Alternative cryptocurrencies are generally considered to have more growth potential with higher risks compared to large-cap cryptocurrencies. To mitigate such risks and maximize profit potential, our subsidiaries adopt a flexible approach to mining operations by using their proprietary cloud-based mining machine management software to monitor mining results on a daily basis and, on an as-needed basis, adjust the ratio of cryptocurrencies to be mined.

We believe that the strong design, research and development capabilities of our subsidiaries represent a key strength that affords them the ability to conduct cryptocurrency mining with greater computing power and power efficiency. Our subsidiaries fully rely on their self-designed mining machines for their daily cryptocurrency mining operations. To date, through our subsidiaries, we have designed 23 and put into use 19 different models of cryptocurrency mining machines, each specifically adapted and dedicated to alternative cryptocurrency mining.

As of the date of this prospectus, our subsidiaries own a total of 48,741 mining machines for operation purposes, among which 27,898 are under operation, 18,431 are not operated and stored in mining farms and hosting facilities in the U.S. or our warehouses in Hong Kong and Beatrice, Nebraska, and 2,412 are being detained by U.S. Customs and Border Protection (“U.S. Customs”). See also “Business — Legal Proceedings.” Through our subsidiaries, we currently manage and operate some of our mining machines in the U.S. at a mining farm in Omaha, Nebraska and a mining farm in York, Nebraska owned by our subsidiaries. The remaining mining machines are hosted by third-party hosting service providers at four different locations in the States of Iowa, Texas, West Virginia and Ohio, respectively. As of the date of this prospectus, other than 543 mining machines located in our warehouse in Hong Kong, all the mining machines owned by our subsidiaries are located in the U.S. See “— Growth Strategies — Improving and Integrating Our Business Model to Encompass a Value Chain.”

We strive to continuously develop and implement technological improvement into our subsidiaries’ mining process. The technological cornerstone of our subsidiaries’ cryptocurrency mining operations is their proprietary cloud-based mining machine management software, which equips all of the mining farms in which our subsidiaries maintain and operate mining machines, and allows them to make timely and informed decisions as to the use and management of their mining machines.

Since September 2023, we have been operating a mining pool, currently dedicated to mining five types of cryptocurrencies, through which we generate income by receiving crypto coins as rewards and deducting a percentage of such rewards as pool fees from payouts to pool participants. See “— Mining Pool.”

For the fiscal years ended December 31, 2022 and 2023 and the six months ended June 30, 2024, the Company’s business operations were heavily dependent upon KAS coins. See “Risk Factors — Risks Related to Our Business and Industry — Our business operations are heavily dependent upon the stability and popularity of KAS coins” and “Industry — Total Market Capitalization of Cryptocurrencies — KAS.”

Our revenue increased from US$15,053,603 for the fiscal year ended December 31, 2022 to US$257,268,371 for the fiscal year ended December 31, 2023, representing an increase of 1,609%. During the same period, we experienced a net loss of US$0.2 million for the fiscal year ended December 31, 2022 as compared with a net income of US$139,760,782 for the fiscal year ended December 31, 2023.

Our revenue increased from US$9,518,634 for the six months ended June 30, 2023 to US$144,483,931 for the six months ended June 30, 2024, representing an increase of 1,417.91%. During the same period, we experienced a net income of US$1,396,723 for the six months ended June 30, 2023, as compared with a net income of US$63,575,979 for the six months ended June 30, 2024, representing an increase of 4,451.8%.

Our Competitive Strengths

We believe that the following strengths have contributed to our success:

•        A leading brand of mining machines with a focus on KAS mining;

•        A cryptocurrency mining company with a strategic focus on alternative cryptocurrencies and operational flexibility;

•        An innovative technology company with proprietary technologies and research and development capacities; and

•        An experienced and visionary management team with a proven track record.

Our Growth Strategies

We intend to achieve our mission and further grow our business by pursuing the following strategies:

•        improving and integrating our business model to encompass a value chain; and

•        increasing research and development efforts.

Corporate History and Holding Company Structure

In March 2019, we commenced our operations in cryptocurrency mining business through Bgin HK, our Hong Kong operating subsidiary, which was co-founded by Mr. Qiuhua Li, our chairman of the board of directors, and Mr. Qingfeng Wu, our chief executive officer.

In September 2021, our management decided to expand our operations to the North American market. On September 10, 2021, Bgin Infrastructure US and Bgin Management were formed in the State of Delaware, through which we conducted our mining business in the State of Nebraska. On October 12, 2021, Gestion Bgin Inc. and Infrastructure Bgin Inc. were incorporated in Canada, through which we do not currently operate any business, and intend to conduct our business operations in Canada in the future.

On March 23, 2022, Bgin Blockchain Limited was incorporated under the laws of the Cayman Islands as our offshore holding company.

From January 2022 to July 2022, in anticipation of the proposed initial public offering, we completed a series of reorganizational steps.

As of the date of this prospectus, we conduct our operations primarily through (i) our subsidiaries in Hong Kong, Bgin HK, which was incorporated in Hong Kong on March 18, 2019, Bgin Trading, which was incorporated in Hong Kong on December 8, 2022, and Bgin Trade HK, which was incorporated in Hong Kong on August 20, 2024, (ii) our subsidiaries in Singapore, Bgin Singapore, which was incorporated in Singapore on December 27, 2021, and Bgin SG, which was incorporated in Singapore on May 27, 2024, and (ii) our subsidiaries in the U.S., including Bgin Infrastructure US, which was incorporated in the State of Delaware on September 10, 2021, Bgin Management, which was incorporated in the State of Delaware on September 10, 2021, and Bgin Mining, which was incorporated in the State of Nebraska on December 5, 2022.

Under our dual-class share structure, our shares are divided into Class A and Class B ordinary shares. Except for voting rights (each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings while each Class B ordinary share shall entitle the holder thereof to five votes on all matters subject to vote at general meetings)and conversion rights (each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof but Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances), Class A and Class B ordinary shares rank pari passu with one another and have the same rights, preferences, privileges, and restrictions. Although Class B ordinary shares have super voting power, any rights attached to Class A ordinary shares can only be materially and adversely varied if (a) the shareholders holding two thirds of the issued Class A ordinary shares consent in writing to the variation; or (b) the variation is made with the sanction of a special resolution passed at a separate general meeting of the shareholders holding the issued Class A ordinary shares. Therefore, notwithstanding the fact that Decho Investment Limited, a company controlled by Mr. Qingfeng Wu, our chief executive officer, beneficially own all of our Class B ordinary shares and have the ability to control the outcome of matters put to a shareholder vote on general meetings, they do not have the right to conclude on proposals that will materially and adversely affect the rights of Class A ordinary shares in any way without affecting the rights of Class B ordinary shares in the same way unless with the approval of the holders of all Class A ordinary shares.

The following diagram illustrates our corporate legal structure and shareholders in our corporate structure as of the date of this prospectus and upon completion of this offering, assuming no exercise of the over-allotment option.

Agreements with Our Affiliated Entities in the PRC

Shenzhen Bgin Technology Co., Ltd. (“Shenzhen Bgin”) is a company formed in the PRC on January 9, 2018 and controlled by Mr. Qi Shao, our chief technology officer, who holds 70% of the equity interests in Shenzhen Bgin, and Mr. Qiuhua Li, our chairman of the board of directors, who holds 30% of the equity interests in Shenzhen Bgin. Shenzhen Bgin holds 100% of the equity interests in Zhongshan Bgin Technology Co., Ltd. (“Zhongshan Bgin”), a company formed in the PRC on March 31, 2015.

Mr. Qi Shao, our chief technology officer, used to devote ten to fifteen hours per week to the management and oversight of the operations of Shenzhen Bgin until September 1, 2024, when he stopped managing and overseeing Shenzhen Bgin’s operations. Conflicts of interests may arise related to Mr. Shao’s ownership in Shenzhen Bgin. See “Risk Factors — Risks Related to Our Business and Industry — Our chief technology officer, Mr. Qi Shao, owns 70% in Shenzhen Bgin. His involvement in Shenzhen Bgin could present conflicts of interests.”

Services Agreement with Shenzhen Bgin

On June 28, 2024, Bgin HK and Shenzhen Bgin entered into a services agreement (the “June 2024 Services Agreement”), pursuant to which Shenzhen Bgin agreed to provide services to Bgin HK for the period from July 1, 2024 to December 31, 2024, including without limitation providing research and development services, administrative support, and maintenance services. Bgin HK agreed to pay Shenzhen Bgin monthly services fees of US$70,000. As of the date of this prospectus, Bgin HK and Shenzhen Bgin are in the process of negotiating a new service agreement with substantially similar terms as the June 2024 Services Agreement. The parties intend to enter into such agreement before the end of January 2025.

The June 2024 Services Agreement was a renewed agreement with terms identical with the services agreements entered into by and between Bgin HK and Shenzhen Bgin on March 31, 2022, January 1, 2023, and December 1, 2023, respectively, with the exception of the amount of monthly services fees, and substantially similar to the three services agreement previously entered into on March 1, 2019, January 1, 2020, and January 1, 2021, respectively, but the services agreements entered into since 2023 no longer included mining farm operation and maintenance services.

Technology Services Agreement with Zhongshan Bgin (Terminated)

On December 9, 2021, Bgin HK and Zhongshan Bgin entered into a technology services agreement (the “2021 Technology Services Agreement”) pursuant to which Zhongshan Bgin agreed to provide certain technology services to Bgin HK in consideration for RMB60,000, for the period from December 9, 2021 to December 8, 2022. On March 31, 2022, Bgin HK and Zhongshan Bgin entered into a termination agreement in which the parties agreed to the termination of the 2021 Technology Services Agreement on March 31, 2022.

The 2021 Technology Services Agreement was a renewed agreement with terms substantially similar to two technology services agreements previously entered into by and between Bgin HK and Zhongshan Bgin on January 1, 2020 and September 10, 2021, respectively. On March 8, 2022, Bgin HK and Zhongshan Bgin also entered into another technology services agreement with terms substantially similar to the 2021 Technology Services Agreement, for the period from March 8, 2022 to May 7, 2022.

Agency Agreement with Shenzhen Bgin (Expired)

On March 1, 2019, Bgin HK and Shenzhen Bgin entered into an agency agreement (the “Agency Agreement”), pursuant to which Shenzhen Bgin, on behalf of Bgin HK, purchased raw materials for the manufacturing of mining machines from third-party suppliers in the PRC, and contracted with a third-party manufacturer to manufacture and assemble mining machines. Bgin HK owned title to the raw materials purchased and mining machines manufactured and assembled by Shenzhen Bgin under the Agency Agreement. Shenzhen Bgin paid for the costs and expenses incurred under this Agency Agreement on behalf of Bgin HK, and Bgin HK paid back the amount actually incurred by Shenzhen Bgin on a regular basis. The term of the Agency Agreement was for a period of three years. After the expiration of the Agency Agreement on February 28, 2022, Bgin HK has not entered into any renewal agency agreement with Shenzhen Bgin and does not intend to enter into any agreement with similar terms with Shenzhen Bgin. We intend to purchase raw materials through our subsidiaries in the future.

The above-mentioned agreements with Shenzhen Bgin and Zhongshan Bgin were entered into and performed at arm’s length. We intend to keep in place the services agreement between Bgin HK and Shenzhen Bgin and we plan to renew this agreement upon its expiration.

Recent Developments

Recently, some cryptocurrency market participants have experienced bankruptcies and financial distress and this has caused widespread disruption in those markets. Our financial condition and results of operations have been negatively impacted by the recent disruption. FTX, a Bahamas-based cryptocurrency exchange, filed for Chapter 11 bankruptcy on November 10, 2022. We had stored cryptocurrencies valued at $1.08 million, which consisted only of Bitcoins, in the hot wallets maintained on FTX prior to its bankruptcy, and as of the date of this prospectus, we have not been able to withdraw any cryptocurrencies from FTX since its bankruptcy. This amount represents approximately 7.15% of the Company’s revenue for the fiscal year ended December 31, 2022, or 0.42% of the Company’s revenue for the fiscal year ended December 31, 2023. See “Risk Factors — Risks Related to Our Business and Industry — Recent bankruptcies and financial distress among cryptocurrency market participants, including the bankruptcy of FTX, a large cryptocurrency exchange, have caused widespread disruption in these markets and have negatively impacted our business operations, results of operations and financial condition.” Further, the market disruption has caused and may continue to cause price declines and volatilities in cryptocurrencies, which may negatively impact our financial position and results of operations if the trading prices of those types of cryptocurrencies our subsidiaries mine materially decline. See “Risk Factors — Risks Related to Our Business and Industry — Recent disruptions in the cryptocurrency markets have caused and may continue to cause price declines and volatilities in cryptocurrencies.” Currently, we do not expect the bankruptcy of FTX to have a material negative impact on our subsidiaries’ daily business operations, but we will continue monitoring any market changes and adjust our business strategies accordingly.

Additionally, the collapse of several commercial banks including Silicon Valley Bank and Silvergate Capital, represents challenges for many crypto technology companies, especially those with assets and cash deposited at these banks. On March 11, 2023, as a result of Silicon Valley Bank’s collapse, stable coin USD Coin (USDC) temporarily lost its dollar peg and its price fell below $0.87. We do not hold any cash or assets at any of the collapsed commercial banks, nor do we hold any USDC on our account, and we do not expect these recent events to have a materially negative impact on our business operations, financial condition and results of operations at this time. Nevertheless, these events have negatively impacted and may continue to impact the cryptocurrency industry in general, we plan to continue monitoring the future developments and assess their potential impact on our business operations, financial condition and results of operations on a regular basis.

Additionally, regulatory developments related to cryptocurrencies and cryptocurrency markets as well as the regulatory environment in which our subsidiaries operate can impact our operating costs and interfere with our business strategy with respect to where our subsidiaries operate and what alternative cryptocurrencies our subsidiaries mine. For instance, as a result of cryptocurrency mining being listed as an “eliminated industry” by the National Development and Reform Commission (“NDRC”) on December 30, 2021, we were directly impacted and made a strategic decision to move our subsidiaries’ operations to the U.S. As of the date of this prospectus, other than 543 mining machines located in our warehouse in Hong Kong, all of our subsidiaries’ mining machines are located in the U.S., and as a result of this strategic decision, we expect our electricity costs, the main components of the operating costs for our cryptocurrency mining business, to decrease in the future. Additionally, to the extent that certain types of cryptocurrencies, but not others, are affected by regulatory developments, including being categorized and regulated as securities, our business strategy with respect to what cryptocurrencies we mine could be interfered as well. Should crypto-legislature that limits or regulates our business activities as such is enacted and/or regulatory environment has changed, our operating costs could significantly increase, and our business strategy with respect to where our subsidiaries operate and what alternative cryptocurrencies our subsidiaries mine.

Further, as we maintain significant balance in Tethers, we are subject to potential risks, including the risk that Tether breaks its U.S. dollar peg in response to market events. Tether has previously broken its U.S. dollar peg. For instance, in May 2022, the value of Tether dropped to $0.95 after the collapse of TerraUSD, a stable coin. After the downfall of FTX in November 2022, the value of Tether temporarily dropped to $0.98. Any material negative market event as such may cause Tether to break its U.S. dollar peg again in the future. In such event, we may be subject to the risks of losing some or all of the value of the Tethers we own, and as a result, our financial position and results of operations may be materially and negatively impacted. See “Risk Factors — Risks Related to Our Business and Industry — We are subject to the risks of maintaining a significant balance in Tethers.”

Our Crypto Asset Custody Policies and Procedures

Once our subsidiaries obtain cryptocurrencies through mining activities, such cryptocurrencies are stored in cold wallets, which are then transferred and exchanged into Tethers on crypto exchanges on the immediately following day. Tethers are then placed and stored in our self-custodied cold wallets. Each time the value of Tethers in cold wallets reaches US$100,000, we will initiate a request on the same day to exchange the Tethers to fiat currency. We adopted this custody policy on January 1, 2023 and have exchanged all cryptocurrencies mined in a single day into Tethers on the immediately following day throughout 2023. From January 1, 2023 to July 14, 2023, our Tether (“USDT”) balance exceeded US$100,000 on weekends and holidays, during which days banks were closed and we were unable to exchange USDT into fiat currency. Since July 15, 2023, due to a material increase in the value of cryptocurrencies mined on a daily basis and customer payments in USDT coins for mining machines purchased, our USDT balance exceeded the US$100,000 threshold on a daily basis. As of June 30, 2024 and December 31, 2023, we had USDT balance of US$68,813,402 and US$115,794,346, respectively.

As this custody policy is no longer observed in practice since July 10, 2023, and we believe this policy no longer suits our operational needs, we are contemplating an amendment to this internal policy. Since June 2023, the Company has experienced significant growth in terms of its revenue and net income due to the new business line of selling mining machines. From June 2023 to December 2023, the Company averaged nearly US$1.3 million in daily revenue, with the highest single-day sales revenue exceeding US$20 million. As a result, it became impractical for the Company to comply with the requirements set forth in the previously adopted custody policy of maintaining a USDT balance of no more than US$100,000 without initiating an average of dozens of exchange requests each day. Additionally, the Company did not maintain enough number of bank accounts in the U.S. to receive the money transferred if all USDT balance were to be exchanged and transferred on the immediate following day. The Company has adopted the following plans to safeguard and store its crypto assets, which have been approved by its chief executive officer and chairman of the board of directors. Firstly, given its current business scale, profitability, and risk tolerance, the Company intends to continue holding a portion of its assets in USDT coins, not to exceed 20% of the Company’s net assets at any given time. To achieve this goal, the Company has been converting any extra USDT coins exceeding the 20% limit into fiat currency through exchanges including Active, MCE and HashKey Exchange. Secondly, going forward, the Company intends to store its cryptocurrencies in licensed, U.S.-regulated centralized custodians and implement a multi-level authorization mechanism for access to ensure security. As of the date of this prospectus, 31.48% of our crypto assets are stored in hot wallets maintained with crypto exchanges and the remaining 68.52% of the crypto assets are stored in self-custodied cold wallets.

For the year ended December 31, 2022, we primarily used cryptocurrency exchanges including Binance.com, KuCoin, OKX, Kraken, FTX, MEXC and TXBIT to exchange cryptocurrencies we mined into Tethers. For the fiscal year ended December 31, 2023, we primarily used cryptocurrency exchanges including MEXC, TXBIT, KuCoin, Gate.io and OKX to exchange cryptocurrencies we mined into Tethers. For the six months ended June 30, 2024, we primarily used cryptocurrency exchanges including OKX, Binance.com, KuCoin, MEXC, Kraken, Gate.io, Bitget, XeggeX, and CoinEx. Currently, we exchange substantially all of our mined cryptocurrencies into Tethers on MEXC, Gate.io, KuCoin, XeggeX, Bitget and CoinEx.

For the fiscal year ended December 31, 2022, the cryptocurrency exchanges we used to exchange Tethers we held to fiat currency include Kraken, WD Global Services Limited, a crypto exchange based in the U.K., and CD Digital Assets S.L, a crypto exchange based in Spain. For the fiscal year ended December 31, 2023, the crypto exchanges we used to exchange Tethers we held to fiat currency include CD Digital Assets S.L, MCE, Actyve and ONC. For the six months ended June 30, 2024, the crypto exchange we used to exchange Tethers we held into fiat currency include MCE, Actyve, ONC, and HashKey Exchange. From July 1, 2024 to the date of this prospectus, the crypto exchanges we used to exchange Tethers we held to fiat currency include MCE, Actyve, and HashKey Exchange. The exchanges we use do not impose limits on exchanges of USDT to U.S. dollars. However, our Company sets daily limits on the exchanges we initiate. Currently, the exchange we use include MCE, Actyve and HashKey Exchange, for which we set daily exchange limit of US$3 million, US$3 million, and US$1 million, respectively.

After each exchange of Tethers into fiat currency, the funds will be wired to our accounts maintained with payment platforms, including OTT Pay HK, WindPayer, Inst, RD Wallet, Pyvio and World First. Thereafter, we transfer a majority of the funds from these platforms to our bank accounts maintained with banks in Hong Kong or the U.S. and keep a small amount in the accounts with payment platforms for purposes of distributing payments to our suppliers and other business partners, with such amount determined based on our needs and accounts payable at the time of transfer. From time to time, to the extent that the funds available on these payment platforms are lower than the cash requirement for payments to suppliers and other business partners, we may transfer cash from our bank accounts back to these payment platforms for the sole purpose of making such payments. The following table sets forth the information of each cryptocurrency exchange and payment platform we use for the fiscal year ended December 31, 2023, the six months ended June 30, 2024, and from July 1, 2024 to the date of this prospectus:

Crypto Exchanges	Descriptions of the Exchanges	Headquarters	USDT to Fiat Currency Exchange Procedures	Fiat Currencies Received
MCE	MCE is a Singapore-based licensed currency exchange	Singapore	For an exchange, we transfer Tethers to MCE’s USDT wallets. The U.S. dollars received from MCE are wired to our accounts maintained with payment platforms.	U.S. dollars
Actyve	Acyve is a U.S.-based MSB-registered currency exchange	The U.S.	For an exchange, we transfer Tethers to Actyve’s crypto wallets. The U.S. dollars received from Actyve are wired to our accounts maintained with payment platforms.	U.S. dollars

Crypto Exchanges	Descriptions of the Exchanges	Headquarters	USDT to Fiat Currency Exchange Procedures	Fiat Currencies Received
ONC	ONC is a Singapore-based licensed currency exchange	Singapore	For an exchange, we transfer Tethers to ONC’s crypto wallets. The U.S. dollars received from ONC are wired to our accounts maintained with payment platforms.	U.S. dollars
HashKey Exchange	HashKey Exchange is a Hong Kong based licensed currency exchange	Hong Kong	For an exchange, HashKey Exchange would act as an intermediary and contact a licensed currency exchange on the Company’s behalf.	U.S. dollars
WD Global Service Limited (“WD Global”)	WD Global is a crypto exchange based in the U.K.	The U.K.	For an exchange, we transfer Tethers to WD Global’s crypto wallets. The U.S. dollars received from WD Global are wired to our accounts maintained with payment platforms.	U.S. dollars
CD Digital Assets S.L. (“CD Digital”)	CD Digital is a crypto exchange based in Spain	Spain	For an exchange, we transfer Tethers to CD Digital’s crypto wallets. The U.S. dollars received from CD Digital are wired to our accounts maintained with payment platforms.	U.S. dollars
Payment Platforms	Descriptions of the Platforms	Headquarters	Period in Use
OTT Pay HK

These platforms provide fiat currency distribution services to clients including us, which services include taking in, storing and safeguarding funds for clients, which are subsequently deposited by these payment platforms into local banks of these platforms, and distributing funds based on clients’ instructions. For ease of administration, we often make payments to our business partners, including suppliers, using funds available on these payment platforms.

		Hong Kong	Fiscal years ended December 31, 2022 and 2023 and the six months ended June 30, 2024
WindPayer		Hong Kong	From the fiscal year ended December 31, 2023 to the date of this prospectus
Pyvio		Hong Kong	From the fiscal year ended December 31, 2023 to the date of this prospectus
Inst		Hong Kong	From the six months ended June 30, 2024 to the date of this prospectus
RD Wallet		Hong Kong	For the six months ended June 30, 2024
World First		Singapore	From the six months ended June 30, 2024 to the date of this prospectus
KUN		Hong Kong	From July 1, 2024 to the date of this prospectus

The use of payment platforms to exchange Tethers into fiat currencies present substantial risks for us. See “Factors — Risks Related to Our Business and Industry — We use payment platforms to receive cash exchanged from Tethers and to make payments to our suppliers and other business partners. Such practice could expose us to substantial risks.”

As of June 30, 2024 and December 31, 2023 and 2022, we held 22.07%, 24% and 97% of our cash in the U.S., respectively. As of June 30, 2024 and December 31, 2023 and 2022, the deposits held at some of the bank accounts in the U.S. exceeded the amount insured by the Federal Deposit Insurance Corporation (the “FDIC”), and therefore, we are subject to risks relating to loss of such deposits to the extent that exceeded the amount insured by the FDIC in the event of a bank failure. See “Risk Factors — Risks Related to Our Business and Industry — We depend on banks insured by the FDIC to safeguard our cash deposits, and should our depository bank be put into receivership by the FDIC we could experience delays in accessing our cash deposits or lose our cash deposits that may exceed the FIDC insured amounts of $250,000.” Other than cash in the U.S., we hold our remaining cash in Hong Kong with local banks in Hong Kong and on aforementioned payment platforms, and in Singapore with local banks. The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China and limit our ability to transfer cash both into and outside of China, including Hong Kong, and otherwise result in material adverse change in our operations and the value of our Class A ordinary shares. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China and limit our ability to transfer cash both into and outside of China, including Hong Kong, and otherwise result in material adverse change in our operations and the value of our Class A ordinary shares” on page 28.

As of December 31, 2022, our inventory of cryptocurrencies had an aggregate value of approximately US$1.27 million, 8% of which was stored in hot wallets maintained with crypto exchanges and 92% was stored in our self-custodied cold wallets. As of December 31, 2023, our inventory of cryptocurrencies had an aggregate value of approximately US$116.08 million, 0.4% of which was stored in hot wallets maintained with crypto exchanges and 99.6% was stored in our self-custodied cold wallets. As of June 30, 2024, our inventory of cryptocurrencies had an aggregate value of approximately US$74.97 million, 6.23% of which was stored in hot wallets maintained with crypto exchanges and 93.77% was stored in our self-custodied cold wallets. Among the crypto assets we held, US$1.33 million worth of crypto assets were security deposits used as collateral for crypto futures contracts purchased on Binance.com, a type of crypto derivative. Binance.com requires all crypto futures investors to provide security deposits, which will be returned once the investor’s position is closed. In addition, we held US$63.57 million in crypto short-term investment, among which US$11.72 million were invested with Binance.com, and US$51.84 million was invested with OKX. See “Risk Factors — Risks Related to Government Regulation Regulatory Framework — We invest a significant portion of our crypto assets in crypto short-term investment, if such crypto short-term investment or the cryptocurrencies we mine were deemed to be investment securities, we may inadvertently violate the Investment Company Act. We could incur large losses to modify our operations to avoid the need to register as an investment company or could incur significant expenses to register as an investment company or could terminate operations altogether.” For risks associated with storing a significant amount of cryptocurrencies in hot wallets maintained with crypto exchanges, please see “Risk Factors — Risks Related to Our Business and Industry — We have identified deficiencies in our risk management processes and policies in light of current cryptocurrency market conditions and plan to adopt changes to address these deficiencies. Nevertheless, if our risk management process and policies are still inadequate to protect our assets, we may experience material loss and our business, financial condition and results of operations may be adversely affected.” We do not rely upon third-party custodians to store cryptocurrencies.

Our self-custodied cold wallets are located in Hong Kong, and each of Mr. Qiuhua Li, the chairman of our board of directors, Mr. Qingfeng Wu, our chief executive officer, and two of our employees, have access to the private keys for a cold wallet, which is assigned to and safeguarded by such individual. Members of our accounting and financial department are responsible for verifying the existence of the cryptocurrencies stored in the cold wallets through visiting such wallets’ addresses. As part of the monthly accounting procedures, our financial management department verifies and records the value of cryptocurrencies stored in each cold wallet by requiring each individual with cold wallet access to access wallets and download transaction details and balance information. Only the four individuals with cold wallet custody have the authority to release proceeds from our self-custodied cold wallets. See “Risk Factors — Risks Related to Our Business and Industry — The cryptocurrencies stored by our subsidiaries may be subject to accidental or unauthorized loss or theft or otherwise may be access restricted.” This practice constitutes a material weakness in the design of our internal control over financial reporting. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.”

A significant amount of our crypto assets are stored with Binance.com. As of June 30, 2024 and December 31, 2023 and 2022, crypto assets (excluding crypto short-term investment) worth approximately US$2,103,066, US$432,411 and US$320 were stored with Binance.com, respectively, representing approximately 2.81%, 0.37% and 0.03% of our total crypto assets as of each respective period end. In addition, we held US$11.72 million in crypto short-term investment with Binance.com as of June 30, 2024. There are risks and uncertainties associated with storing our crypto assets with Binance.com. See “Risk Factors — Risks Related to Our Business and Industry — We may experience reputational harm in light of recent disruption in the cryptocurrency markets.”

Risks Relating to Doing Business in Hong Kong

We are a holding company incorporated in the Cayman Islands with a majority of its operations conducted by its operating subsidiary in Hong Kong. We currently do not have, nor do we currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a variable interest entity, or VIE, structure with any entity in Mainland China.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, which serves as Hong Kong’s constitution. The Basic Law provides Hong Kong with executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” Nevertheless, legal and operational risks associated with having operations in the PRC also apply to operations in Hong Kong, and the Chinese government may intervene or influence our current or future operations in Hong Kong at any time. For details relating to risks of doing business in Hong Kong, see “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.”

We face various legal and operational risks and uncertainties relating to our Hong Kong operating subsidiary’s operations. In general, any risks related to doing business in Mainland China also apply to doing business in Hong Kong. Uncertainties arising from the legal system in the PRC, including Hong Kong, in which uncertainties regarding the interpretation and enforcement of laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.” Although we do not have any material operation and we do not have any variable interest entities structure in place, we face risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would apply to us. Additionally, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Legal and operational risks associated with having operations in the PRC also apply to operations in Hong Kong, and companies operated in Hong Kong face similar regulatory risks as those operated in the PRC, including the ability to offer securities to investors, list their securities on a U.S. or other foreign exchange, conduct their business or accept foreign investment. In light of China’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. The Chinese government may intervene or influence the current and future operations in Hong Kong at any time or may exert more oversight and control over offerings conducted overseas and/or foreign investment in a Hong Kong-based issuer like us. These risks, together with uncertainties in the legal system and the interpretation and enforcement of laws in Mainland China, regulations, and policies, could hinder our ability to offer or continue to offer the Class A ordinary shares, result in a material adverse change to our business operations, and damage our reputation, which could cause the Class A ordinary shares to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in Hong Kong, see “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.”

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by companies or individuals in mainland China to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In the opinion of our PRC counsel, Commerce & Finance Law Offices, we are not required to obtain prior approvals from the CSRC under the M&A Rules, because we are a holding company incorporated in the Cayman Islands with an operating entity based in Hong Kong and we do not have any subsidiary in mainland China or use any VIE structure. We do not intend to acquire any equity interest in any companies in mainland China. Therefore, we are not required to obtain CSRC approval prior to our listing on Nasdaq under the M&A Rules. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and their opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC legal counsel. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, ordered to suspend our relevant business and rectify, prohibited from engaging in relevant business, or subject to an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Also, on January 4, 2022, the Measures for Cybersecurity Review (the “Measures”) were published and became effective on February 15, 2022; these Measures require that, among other things, and in addition to any “operator of critical information infrastructure”, any “network platform operator” controlling personal information of no less than one million users which seeks to list on a foreign stock exchange should also be subject to cybersecurity review. The Measures further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. As of the date of this prospectus, Bgin HK has not been informed that it is a critical information infrastructure operator by any government authorities and we do not have any material operation in Mainland China. Bgin HK has not collected, stored, or managed any personal information in Mainland China. As such, we currently do not expect the foregoing measures will have an impact on our business, results of operations, or this offering, and we believe that we are compliant with these measures to date. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If Bgin HK is deemed to be an “operator of critical information infrastructure” or a “network platform operator” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated under the Measures are deemed to apply to Bgin HK, Bgin HK’s operations and the listing of our Class A ordinary shares in the U.S. could be subject to the cybersecurity review by Cyberspace Administration of China (the “CAC”) in the future. In the opinion of Commerce & Finance Law Offices, our PRC counsel, neither Bgin nor Bgin HK are required to obtain approval from the CAC or any other competent authorities of mainland China in relation to the current operations of Bgin HK. However, there can be no assurance that we or Bgin HK can obtain any required permits or approvals if such approvals were to be required in the future. Furthermore, On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five relevant supporting guidelines, which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either by direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information. The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) more than 50% of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, fulfil the filing procedure with the CSRC. As advised by our PRC legal counsel, we are not required to obtain the approval from or complete filings with the CSRC for this offering based on the facts that: (1) we do not meet the above explicit conditions set out in the Overseas Listing Trial Measures to determine whether an overseas offering shall be deemed as an indirect overseas offering and listing by a domestic company; (2) we do not have any subsidiary in mainland China or use any VIE structure to control any entity in mainland China; and (3) the main parts of our business activities are not conducted in mainland China and our main place of business is located in the U.S. and Hong Kong. However, as the Overseas Listing Trial Measures was newly published, there are substantial uncertainties as to the implementation and interpretation, and the CSRC may take a view that is contrary to our understanding of the Overseas Listing Trial Measures because the Overseas Listing Trial Measures adopts the principle of “substance over form” regarding the determination of “indirect overseas offering and listing by a domestic company”, over which the CSRC may have substantial discretions. If we are required by the CSRC to submit and complete the filing procedures of this offering and listing, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all. Any failure by us to comply with such filing requirements under the Overseas Listing Trial Measures may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or to continue to offer our securities. The relevant regulatory authorities would have broad discretion in dealing with such violations, including: imposing fines on the Hong Kong operating subsidiary, discontinuing or restricting the operations of the subsidiary; imposing conditions or requirements with which we or Bgin HK may not be able to comply; restricting or prohibiting our use of the proceeds from our initial public offering to finance the business and operations in Hong Kong. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct business and/or the value of our Class A ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors or cause the value of such securities to significantly decline.

Based on PRC laws and regulations in effect as of the date of this prospectus and the advice of our PRC legal counsel, Commerce & Finance Law Offices, and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, we believe that currently we and our subsidiaries are not required to obtain any licenses, approvals or permissions from or complete filings with any government authorities of mainland China (including the CSRC, the CAC, or any other government entity) to offer securities to foreign investors or operate our subsidiaries’ business operations. As a result, we and our subsidiaries have not submitted any application to the CSRC, the CAC or other PRC authorities for such approval or filing. As of the date of this prospectus, we and our subsidiaries have not received any inquiry, notice, warning or official objection from the CSRC, the CAC or any other authorities of mainland China. However, the relevant PRC government agencies could reach a different conclusion, applicable laws, regulations, or interpretations could change and we and our subsidiaries could be required to obtain such approvals or complete filings in the future. If any approval, review, filing or other procedure is in fact required, we and our subsidiaries are not able to guarantee that they will obtain such approval or complete such review or filing or other procedure in a timely manner or at all. Any approval that we and our subsidiaries may be able to obtain could nevertheless be revoked and the terms of its issuance may impose restrictions on our subsidiaries’ operations and our offerings relating to our securities. If we and/or our subsidiaries fail to obtain the necessary licenses, permits and approvals or complete filings or inadvertently conclude that any permissions, approvals or filing are not required, or if applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals or complete filings in the future, we and/or our subsidiaries may be subject to fines, confiscation of revenues generated from incompliant operations or the suspension of relevant operations. We and/or our subsidiaries may also experience adverse publicity arising from such non-compliance with government regulations that negatively impact our brand.

We are advised by TWSL Partners, our Hong Kong legal counsel that neither we nor Bgin HK are required to obtain permission or approval from Hong Kong authorities to offer the securities of non-Hong Kong registered companies not registered in Hong Kong to foreign investors outside of Hong Kong. In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, neither we nor Bgin HK are required to obtain any permission or approval from or complete filings with authorities of mainland China to offer securities being registered to foreign investors as of the date of this prospectus, including permissions from the CSRC under the M&A Rules, CAC, or other governmental authorities or filing with the CSRC under the Overseas Listing Trial Measures. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals or complete filings in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

The Holding Foreign Companies Accountable Act

We face risks relating to the ability of the PCAOB to inspect our auditor. In the event that the PCAOB is unable to inspect or completely investigate our auditor, our securities may be delisted from the Nasdaq or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely for two consecutive years. The delisting or the cessation of trading of our Class A ordinary shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor, ZH CPA, LLC, an independent registered public accounting firm with its headquarters in Denver, Colorado, with the last inspection having occurred in February 2023, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction. As of the date of this prospectus, we have not been identified by the SEC under these rules, and we do not expect to be identified by the SEC as such. However, the recent developments could add uncertainties to this offering and we cannot assure you that the Nasdaq Stock Market (“Nasdaq”) or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. On August 26, 2022, the CSRC, the MOF and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already resuming regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the Holding Foreign Companies Accountable Act if needed and does not have to wait another year to reassess its determinations. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — A recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.”

Transfers of Cash to and from Our Subsidiaries

Bgin is a holding company with no operations of its own. Bgin conducts a majority of its operations through its Hong Kong operating subsidiary, Bgin HK, in Hong Kong. We may rely on dividends or payments to be paid by our subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. If our subsidiaries incur debt on their own behalves in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

We have established stringent controls and procedures for cash outflows and cash flows among entities within our organization based on the internal cash management policies established by our finance department. As part of our cash management policies, a number of steps are taken to effect a cash transfer. Each subsidiary and department initiates a cash request by putting forward a cash demand plan and submitting it to our finance department. Depending on the amount of cash requested, the demand plan may be submitted for review and approval to the relevant subsidiary’s finance manager, general manager, or the board of directors. The reviewing person(s) shall examine all documents related to the cash transfer request, including applicable governing agreements and invoices. After a cash request is approved, it shall be submitted to the finance department for further review and approval. Each transfer of cash among our Company and our subsidiaries is subject to the approval by our financial manager.

We are permitted under the laws of the Cayman Islands to provide funding to our subsidiaries through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries in Hong Kong, Singapore, the U.S. and Canada are also permitted under the laws of each jurisdiction they are regulated under to provide funding to Bgin, through dividend distributions or payments, without restrictions on the amount of the funds.

There are no restrictions or limitation on our ability to distribute earnings by dividends from our subsidiaries, including our subsidiaries in Hong Kong, to us and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the Cayman Islands law and our Memorandum and Articles, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they deem fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Regulations — Regulations related to Hong Kong taxation” on page 154.

As of the date of this prospectus, there are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S. investors. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Bgin to Bgin HK nor from Bgin HK to Bgin, our shareholders or U.S. investors.

Both Bgin and its subsidiaries may from time to time declare or pay dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Currently, a portion of our operations are conducted in the U.S. through Bgin HK. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity, or VIE, structure with any entity in China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, providing Hong Kong with executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Bgin to Bgin HK or from Bgin HK to Bgin and the investors in the U.S. Nevertheless, the Chinese government may intervene or influence our current or future operations in Hong Kong and cash transfer policies and regulations at any time. For details relating to risks of doing business in Hong Kong, see “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.”

However, in general, any risks related to doing business in Mainland China also apply to doing business in Hong Kong. Uncertainties arising from the legal system in the PRC, including Hong Kong, in which uncertainties regarding the interpretation and enforcement of laws and the possibility that regulations and rules can change quickly with little advance notice could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.” Specifically, the PRC government’s significant authority to intervene in or influence operations of an offshore holding company at any time could limit our ability to transfer cash both into and outside of China, including Hong Kong. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China, and otherwise result in material adverse change in our operations and the value of our Class A ordinary shares” on page 28 for more information.

On January 15, 2024, our board of directors declared a dividend with an aggregate amount of US$5,000,000, payable in USDT coins to our shareholders of record as of December 31, 2023, to be paid on or before February 29, 2024. As of February 2024, all of the US$5,000,000 of the declared dividend had been paid.

Cash flows have not occurred between our Cayman Islands holding company and its subsidiaries, but from time to time, cash may be transferred among the Company’s subsidiaries as intercompany cash transfers. For the fiscal year ended December 31, 2020, no such cash transfer among the Company’s subsidiaries have occurred. For the fiscal year ended December 31, 2021, Bgin HK transferred cash in the amount of US$933,045 to Bgin Management and US$490,865 to Bgin Infrastructure US, and Bgin Management transferred cash in the amount of US$450,000 to Bgin Infrastructure US. For the fiscal year ended December 31, 2022, (i) Bgin HK transferred cash in the amount of US$365,636 to Bgin Management, US$1,588,500 to Bgin Infrastructure US, US$501,000 to Bgin Singapore and HK$1,101,000 (US$141,154) to Bgin Chip, (ii) Bgin Infrastructure US transferred cash in the amount of US$100,000 to Bgin Management and US$100 to Bgin HK, (iii) Bgin Management transferred cash in the amount of US$350,000 to Bgin Infrastructure US, and (iv) Bgin Chip transferred cash in the amount of HKD1,000,000 (US$128,205) to Bgin HK. For the fiscal year ended December 31, 2023, (i) Bgin HK transferred cash in the amount of US$5,352,200 to Bgin Infrastructure US, US$8,800 to Bgin Chip, US$9,222,745 to Bgin Singapore, US$36,884,440 to Bgin Trading, and US$298,500 to Bgin Mining, (ii) Bgin Chip

transferred cash in the amount of US$22,113 to Bgin HK and US$413,002 to Bgin Singapore, (iii) Bgin Singapore transferred cash in the amount of US$58,913 to Bgin HK, US$650,776 to Bgin Trading, US$446,186 to Bgin Chip, and US$59,467 to Bgin Infrastructure US, (iv) Bgin Trading transferred cash in the amount of US$45,181,002 to Bgin HK, US$27,668,359 to Bgin Singapore, US$1,203,102 to Bgin Mining, and US$8,000 to Bgin Chip, (v) Bgin Infrastructure US transferred cash in the amount of US$10,010 to Bgin Mining, and (vi) Bgin Mining transferred cash in the amount of US$680,000 to Bgin Infrastructure US. For the six months ended June 30, 2024, (i) Bgin HK transferred cash in the amount of SG$400,000 (approximately US$298,418) to Bgin Singapore, US$75,460,271 to Bgin Trading, US$16,987,110 to Bgin Singapore, US$ 41,224 to Bgin Chip, and US$100 to Bgin Management, (ii) Bgin Trading transferred cash in the amount of US$2,600,000 to Bgin Infrastructure, US$71,409,773 to Bgin Singapore, and US$158,297,543 to Bgin HK, (iii) Bgin Singapore transferred cash in the amount of US$512,900 to Bgin HK, (iv) Bgin Infrastructure transferred cash in the amount of US$410,000 to Bgin Mining, (v) Bgin Management transferred cash in the amount of US$1,160,040 to Bgin HK, (vi) Bgin Mining transferred cash in the amount of US$280,000 to Bgin Infrastructure, and (vii) Bgin Chip transferred cash in the amount of US$102,716 to Bgin Singapore. From July 1, 2024 to the date of this prospectus, (i) Bgin HK transferred cash in the amount of US$49,120,000 to Bgin Singapore, US$145,191,000 to Bgin Trading, and US3,750,000 to Bgin Infrastructure, (ii) Bgin Trading transferred cash in the amount of US$136,894,806 to Bgin HK, US$63,076,186 to Bgin Singapore, US$13,065,000 to Bgin Infrastructure, US$1,000,000 to Bgin Mining, US$3,000,000 to Bgin Chip, US$6,200,000 to Bgin SG, and US$50,000 to Bgin Trade, (iii) Bgin Singapore transferred cash in the amount of US$1,451,500 to Bgin HK, US$3,290,000 to Bgin Infrastructure, and US$1,390,000 to Bgin SG, (iv) Bgin Infrastructure US transferred cash in the amount of US$383,420 to Bgin Mining, US$1,000,000 to Bgin Singapore, US$451,780 to Bgin HK, and US$970,000 to Bgin Trading, (v) Bgin Management transferred cash in the amount of US$5,245,894 to Bgin HK, US$3,379,800 to Bgin Infrastructure, and US$8,248 to Bgin Mining, (vi) Bgin Mining transferred cash in the amount of US$328,384 to Bgin HK and US$994,965 to Bgin Singapore, (vii) Bgin SG transferred cash in the amount of US$10,550,992 to Bgin HK, and (viii) Bgin Trade transferred cash in the amount of US$701,009 to Bgin HK.

On January 15, 2024, our board of directors declared a dividend with an aggregate amount of US$5,000,000, payable in USDT coins to our shareholders of record as of December 31, 2023, to be paid on or before February 29, 2024. As of February 2024, all of the US$5,000,000 of the declared dividend had been paid. For a discussion of the risks in connection with distributing USDT coins to our shareholders as dividends, see “Risk Factors — Risks Relating to Our Business and Industry — If USDT were to be deemed as a “security” under the Securities Act, we might have liabilities arising out of a possible violation of Section 5 of the Securities Act in connection with our distributions of dividends to shareholders in the form of USDT coins.” No dividends or distributions have been made by a subsidiary to the Company. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. See “Risk Factors — Risks Relating to Our Class A ordinary shares and This Offering — We may or may not pay dividends in the foreseeable future after this offering, and any future determination related to our dividend policy will be made at the discretion of our board of directors. In the event that our board of directors does not declare any dividends, you must rely on price appreciation of our Class A ordinary shares for return on your investment” and our consolidated financial statements and notes for the fiscal years ended December 31, 2023 and 2022 and unaudited condensed consolidated financial statements and notes for the six months ended June 30, 2024 and 2023 included elsewhere in this prospectus beginning on page F-1. Subject to certain contractual, legal and regulatory restrictions, cash and capital contributions may be transferred among our Cayman Islands holding company and its subsidiaries.

Summary of Risk Factors

An investment in our ordinary shares is subject to a number of risks, including risks relating to our business and industry, risks relating to doing business in Hong Kong and Mainland China and risks relating to our Class A ordinary shares and this offering. You should carefully consider all the information in this prospectus before making an investment in the Class A ordinary shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to Doing Business in Hong Kong and Mainland China

A portion of our operations are conducted through Bgin HK, a Hong Kong subsidiary of ours, and therefore, we face risks arising from the legal system in Hong Kong and Mainland China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. In addition, the Chinese government has intervened and may continue to intervene or influence our operations at any time or may exert more oversight and control over offerings conducted overseas and/or foreign investment in Hong Kong based issuers, which could result in a material change in our operations and/or the value of our Class A ordinary shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China.”

If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, ordered to suspend our relevant business and rectify, prohibited from engaging in relevant business, or subject to an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless. For details, see “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China.”

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, ZH CPA, LLC, an independent registered public accounting firm with its headquarters in Denver, Colorado, is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor, with the last inspection having occurred in February 2023, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments could add uncertainties to this offering and we cannot assure you that the Nasdaq or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Moreover, an exchange may determine to delist our securities, and our Class A ordinary shares may be prohibited from being traded on a national exchange, or an exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable, or determines that it cannot, inspect or fully investigate our auditors for two consecutive years. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, thus reducing the time period before our securities may be prohibited from trading or delisted. On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already resuming regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the Holding Foreign Companies Accountable Act if needed and does not have to wait another year to reassess its determinations. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment in the future. See more detailed discussion of this risk factor on page 29 of this prospectus, “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — A recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.”

In general, we face risks and uncertainties relating to doing business in Hong Kong, including, but not limited to, the following:

•        As of the date of this prospectus, through Bgin HK, we have service agreements with 33 PRC individuals, including our co-chief financial officer, Mr. Pengju Wang, who are based in Mainland China, and provide chip and algorithm research and development and daily operation and management services for us. The service relationship between Bgin HK and such PRC citizens does not constitute a labor relationship which refers to a relationship between domestic enterprises and employees under the PRC Labor Law. As a result of this relationship, we may be subject to arbitration or litigation filed by such service providers or required to adjust such form of services in the future. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Through Bgin HK, our Hong Kong subsidiary, we have entered into service agreements with PRC individuals, including our co-chief financial officer, Mr. Pengju Wang, who are based in Mainland China and provide services for us. Such service relationship does not constitute a labor relationship under the PRC laws and the service providers are unable to enjoy the protection under the PRC Labor Law and other related regulations, as a result of which we may be subject to arbitration or litigation filed by such service providers or required to adjust such form of services in the future” on page 25.

•        The compensation to the PRC service providers who entered into service agreements with Bgin HK is paid in Renminbi by Bgin HK through a third-party payment institution, which exchanges the U.S. dollars received from Bgin HK for Renminbi. In addition, the payment to third-party suppliers was first made by Shenzhen Bgin to the third-party suppliers in Renminbi, and then Bgin HK paid back the amount actually incurred by Shenzhen Bgin on a regular basis through a third-party payment institution, which exchanged the U.S. dollars received from Bgin HK for Renminbi. If the third-party payment institution providing service for us fails to hold the relevant licenses for cross-border payment business, we shall have to cooperate with other qualified third-party payment institutions or otherwise make the cross-border payment through a bank. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — The compensation to the PRC service providers and procurement and service fees to our affiliated entities are and were paid in Renminbi by Bgin HK through a third-party payment institution. If the third-party payment institution providing service for us fails to hold the relevant licenses for cross-border payment business, we shall have to cooperate with other qualified third-party payment institutions or otherwise make the cross-border payment through a bank” on pages 25 and 26.

•        Through Bgin HK, our Hong Kong subsidiary, we had entered into agreements with our affiliated entities, which operated our subsidiaries’ mining machines in Mainland China prior to October 2022. From January to October 2022, our mining machines in China were operated in a hosting facility in Guangxi province, and for the fiscal year ended December 31, 2021, our mining machines were operated in a few additional hosting facilities located in several different provinces in China. Cryptocurrency mining was officially listed as an “eliminated industry” by the NDRC on December 30, 2021 and was deemed as an eliminated industry during the period from September 3, 2021 to December 30, 2021. The continuing operation of mining machines in China after September 3, 2021 were in violation of applicable laws regulating cryptocurrency mining activities in Mainland China. As such, we could be subject to fines and penalties pursuant to the Circular Economy Promotion Law as a result of such violation. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Through Bgin HK, our Hong Kong subsidiary, we had entered into agreements with our affiliated entities, which operated our subsidiaries’ mining machines in Mainland China prior to October 2022. The operation of mining machines in China were in violation of applicable laws regulating cryptocurrency mining activities in Mainland China” on page 26.

•        In 2022, we shipped all of the mining machines owned by our subsidiaries from Mainland China to the mining farms and hosting facilities located in Nebraska and West Virginia. If the act of shipping mining machines overseas from Mainland China by third parties entrusted by our subsidiaries is found in violation of PRC laws and regulations related to “mining” activities, those third parties may be subject to penalties and we may be exposed to liability or compensation for breach of contract asserted against us by those third parties. In such event, our business operations, financial position and results of operations may be materially and adversely affected. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — If the shipment of our subsidiaries’ mining machines from Mainland China to the U.S. are deemed to be in violation of applicable PRC laws and regulations, we may be subject to claims for breach of contract or compensation by third parties, and our business operations, financial position and results of operations may be adversely affected” on pages 27 and 28.

•        The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China and limit our ability to transfer cash both into and outside of China, including Hong Kong, and otherwise result in material adverse change in our operations and the value of our Class A ordinary shares. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China and limit our ability to transfer cash both into and outside of China, including Hong Kong, and otherwise result in material adverse change in our operations and the value of our Class A ordinary shares” on page 28.

•        Uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of laws in Mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class A ordinary shares to significantly decline in value or become worthless. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of laws in Mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class A ordinary shares to significantly decline in value or become worthless” on page 29.

•        A recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, thus reducing the time period before our securities may be prohibited from trading or delisted. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment in the future. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor, with the last inspection having occurred in February 2023, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the CSRC, the MOF and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already resuming regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the Holding Foreign Companies Accountable Act if needed and does not have to wait another year to reassess its determinations. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — A recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB” on pages 29 to 31.

•        Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations” on pages 31 to 33.

•        If we were to be required to obtain any permission or approval from or complete filings with the CSRC, the CAC, or other PRC authorities in connection with this offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — If we were to be required to obtain any permission or approval from or complete filings with the CSRC, the CAC, or other PRC authorities in connection with this offering under PRC law, our ability to offer or continue to offer our securities to investors could be significantly limited or hindered, which could cause the value of our Class A ordinary shares to significantly decline or become worthless, and we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected” on pages 33 and 34.

•        It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong” on page 35.

•        You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws” on page 35.

•        The enactment of Law of the PRC on Safeguarding National Security in Hong Kong (the “Hong Kong National Security Law”) and the enactment of Safeguarding National Security Ordinance in Hong Kong (the “Hong Kong National Security Ordinance”) could impact our Hong Kong subsidiaries. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — The enactment of Law of the PRC on Safeguarding National Security in Hong Kong (the “Hong Kong National Security Law”) and the enactment of Safeguarding National Security Ordinance in Hong Kong could impact our Hong Kong subsidiaries” on pages 36.

•        The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections” on page 36.

•        There are some political risks associated with conducting business in Hong Kong. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — There are some political risks associated with conducting business in Hong Kong” on page 37.

In general, any risks related to doing business in Mainland China also apply to doing business in Hong Kong. Uncertainties arising from the legal system in the PRC, including Hong Kong, in which uncertainties regarding the interpretation and enforcement of laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.” For more detailed discussions of these risks, see “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China” on pages 25.

Risks Relating to Our Business and Industry

We are subject to risks and uncertainties relating to our business and industry, which include without limitation the following:

•        We have a limited operating history and have grown significantly in a short period of time. If we fail to manage our growth effectively, our business could be materially adversely affected.

•        Our business operations are heavily dependent upon the stability and popularity of KAS coins.

•        Our business operations are subject to any special risks with respect to KAS’s blockchain.

•        There is no assurance that cryptocurrencies will maintain their long-term value and volatility in the market price of cryptocurrencies may adversely affect our business and results of operations.

•        Recent bankruptcies and financial distress among cryptocurrency market participants, including the bankruptcy of FTX, a large cryptocurrency exchange, have caused widespread disruption in these markets and have negatively impacted our business operations, results of operations and financial condition.

•        We use payment platforms to receive cash exchanged from Tethers and to make payments to our suppliers and other business partners. Such practice could expose us to substantial risks.

•        We may experience reputational harm in light of recent disruption in the cryptocurrency markets.

•        If our policies and procedures surrounding the safeguarding of cryptocurrencies, conflicts of interest, or comingling of assets fail, we may be subject to risks of loss of assets and damaged reputation, which could negatively affect our business, financial position, and results of operations.

•        If USDT were to be deemed as a “security” under the Securities Act, we might have liabilities arising out of a possible violation of Section 5 of the Securities Act in connection with our distributions of dividends to shareholders in the form of USDT coins.

•        We have identified deficiencies in our risk management processes and policies in light of current cryptocurrency market conditions and plan to adopt changes to address these deficiencies. Nevertheless, if our risk management process and policies are still inadequate to protect our assets, we may experience material loss and our business, financial condition and results of operations may be adversely affected.

•        Recent disruptions in the cryptocurrency markets have caused and may continue to cause price declines and volatilities in cryptocurrencies. Additionally, prices of cryptocurrencies are volatile in nature, including those of the cryptocurrencies we mine. We adjust our mining strategy primarily based on the overall rate of return. The rate of return for mining a particular type of cryptocurrency typically depends upon a few crucial factors, including its trading price, mining difficulty, and the hash rate it takes to mine a unit of such cryptocurrency. An increase in a cryptocurrency’s trading price attracts more miners, and leads to an increase in mining difficulty of such cryptocurrency. As cryptocurrency market is volatile in nature, we monitor the trading prices of alternative cryptocurrencies on a constant basis, and adjust the mining ratios of different types of cryptocurrencies on a daily basis to maximize the overall rate of return. However, in the event that the prices of cryptocurrencies our subsidiaries mine decrease, we may not be able to achieve the optimal rate of return or any return at all, and our financial position and results of operations may suffer as a result. See “Risk Factors — Risks Related to Our Business and Industry — Recent disruptions in the cryptocurrency markets have caused and may continue to cause price declines and volatilities in cryptocurrencies.”

•        We are subject to regulatory risks with regard to mining, holding, using, or transferring cryptocurrencies, which could negatively affect our business, results of operations and financial position.

•        Erosion or loss of user confidence in cryptocurrencies could adversely impact our business, results of operations and financial condition.

•        The cost of producing new mining machines and obtaining raw materials for such production has historically been capital intensive, and is likely to continue to be very capital intensive, which may have a material and adverse effect on our business and results of operations.

•        Our subsidiaries depend on a limited number of suppliers for the raw materials of their mining machines and, historically, have depended on one manufacturer for their miners, making them vulnerable to supply disruption and price fluctuation.

•        We rely on a steady and inexpensive power supply for operating mining farms or and running mining machines. Failure to access large quantity of power at reasonable costs could significantly increase our expense relate to certain business and adversely affect our business and results of operations.

•        The quality of our subsidiaries’ mining machines relies on third-party production partners that we maintain business relationship with. Any failure by such third-party production partners to manufacture mining machines with high quality could materially and adversely affect our business, financial condition and results of operations.

•        Our subsidiaries do not maintain long-term contracts with suppliers. If our subsidiaries are unable to source from their current suppliers and unable to find acceptable substitutes at reasonable costs or at all, our production costs may increase and our business and results of operations may be materially and adversely affected.

•        We may not be able to price our mining machines and our services at our desired margins as a result of any decrease in our pricing ability or changes in market conditions.

•        If we fail to maintain an effective quality control system, our business could be materially and adversely affected.

•        Product defects resulting in a large-scale product recall or product liability claims against us could materially and adversely affect our business, results of operations and reputation.

For more detailed discussions of these risks, see “Risk Factors — Risks Relating to Our Business and Industry” on pages 38 to 61.

Risks Related to Government Regulation Regulatory Framework

We are subject to risks and uncertainties relating to government regulation regulatory framework, which include without limitation the following:

•        We invest a significant portion of our crypto assets in crypto short-term investment, if such crypto short-term investment or the cryptocurrencies we mine were deemed to be investment securities, we may inadvertently violate the Investment Company Act. We could incur large losses to modify our operations to avoid the need to register as an investment company or could incur significant expenses to register as an investment company or could terminate operations altogether.

•        We may be required to register as an investment company under the 1940 Act. In such event, we may be deemed as operating as an unregistered investment company in violation of the 1940 Act and required to register as an investment company or to adjust our strategies.

•        If we are unable to properly characterize a cryptocurrency, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

•        Regulatory developments related to cryptocurrencies and cryptocurrency markets may impact our business, financial condition, and results of operations.

•        If U.S. and/or foreign regulators and other government entities, including the Chinese government, assert jurisdictions over cryptocurrencies and cryptocurrency markets, we may be subject to additional regulations imposed by these regulators and government entities and may be required to alter our business operations to gain compliance with these regulations, as a result of which we may experience increased compliance costs and our business operations, financial position and results of operations may be materially and adversely affected.

We have internal procedures in place for analyzing whether a particular cryptocurrency that we intend to mine, invest in, or transact is a “security” within the meaning of Section 2(a)(1) of the Securities Act. Once we identify a cryptocurrency as potentially mineable, we will submit information relating to such cryptocurrency to our internal legal counsel for review, who will then provide an assessment as to the likelihood of such cryptocurrency being deemed as a “security” within the meaning of Section 2(a)(1) of the Securities Act, based on the state of the law and any guidance available at the time of determination. We plan to take additional steps to implement internal compliance procedures for this purpose, including working with employees trained to identify the indicia of a “security” and outside legal counsel experienced in cryptocurrency regulatory matters to make a determination with respect to each type of cryptocurrencies proposed to be mined, invested in, or transacted. In making such determinations, we and our outside legal counsel should consider compliance with judicial precedents, and reports, orders and statements issued by the SEC and other related guidance, including the Framework for “Investment Contract” Analysis of Digital Assets. Under these proposed procedures, if we conclude that a cryptocurrency is reasonably likely to be regarded as a “security” within the meaning of Section 2(a)(1) of the Securities Act, the Company will either choose to not mine, invest in, or transact such cryptocurrencies, or work with our outside legal counsel to adopt procedures or set up the process that complies with applicable laws and regulations. Any policies and procedures we plan to adopt for this purpose in the future do not constitute a legal standard but rather represent a framework for our analysis, which permits us to make a risk-based assessment regarding the likelihood that a particular cryptocurrency could be deemed a “security” under applicable laws. Our risk-based assessments do not constitute a legal determination binding on regulators or the courts and do not preclude legal or regulatory action.

If it is subsequently determined that we have participated in the unregistered issuance or distribution of securities, we may be deemed to be in violation of Section 5 of the Securities Act, which may materially and negatively impact our business operations, financial condition and results of operations. For instance, Section 12(a)(1) allows any purchaser of such unregistered securities to bring a lawsuit to rescind the purchase of the securities or to receive the damages suffered from the purchase. The SEC may also initiate a civil cause of action against the issuer who issues or distributes unregistered securities in violation of Section 5 of the Securities Act. We may also experience adverse publicity arising from such non-compliance with the Securities Act that negatively impact our brand. For details, see “Risk Factors — Risks Related to Government Regulation Regulatory Framework. — If it is subsequently determined that we have participated in the unregistered issuance or distribution of securities, we may be deemed to be in violation of Section 5 of the Securities Act, which may materially and negatively impact our business operations, financial condition and results of operations.”

For more detailed discussions of these risks, see “Risk Factors — Risks Related to Government Regulation Regulatory Framework” on pages 61 to 66.

Risks Related to Our Class A Ordinary Shares and This Offering

We are subject to risks and uncertainties relating to our Class A ordinary shares and this offering, which include without limitation the following:

•        There has been no public market for our Class A ordinary shares prior to this offering, and you may not be able to resell our Class A ordinary shares at or above the price you paid, or at all.

•        The trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

•        If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Class A ordinary shares, the market price for the Class A ordinary shares and trading volume could decline.

•        We may or may not pay dividends in the foreseeable future after this offering, and any future determination related to our dividend policy will be made at the discretion of our board of directors. In the event that our board of directors does not declare any dividends, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

For more detailed discussions of these risks, see “Risk Factors — Risks Related to Our Class A Ordinary shares and This Offering” on pages 66 to 74.

We also face other challenges, risks and uncertainties that may materially adversely affect our business, financial condition, results of operations and prospects. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our Class A ordinary shares.

Our Corporate Information

Our principal executive offices are located at #09 12 Paya Lebar Square, 60 Paya Lebar Road, Singapore 40905 and our telephone number is +65 8269 9202. Our registered office in the Cayman Islands is at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. We maintain a website at www.bgin.io. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is            .

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our independent registered accounting firm on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, herein referred to as the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of this offering occurs; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Implications of Being a Controlled Company

Upon the completion of this offering, Mr. Qingfeng Wu, our founder and chief executive officer will beneficially own            % of our total issued and outstanding Class A ordinary shares and 100% of our total issued and outstanding Class B ordinary shares, representing            % of our total voting power, assuming the option to purchase additional Class A ordinary shares is exercised by the underwriter in full. As a result, we will be a “controlled company” as defined under the Nasdaq Listing Rules because Mr. Qingfeng Wu will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. However, we do not currently intend to elect to opt out of corporate governance requirements under the Nasdaq Listing Rules as a result of being a “controlled company.” If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Implication of Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we may no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

Class A ordinary shares offered by us	Class A ordinary shares
Offering Price	We currently estimate that the initial public offering price will be between $ and $ per Class A ordinary share
Ordinary shares issued and outstanding prior to completion of this offering	3,954,000 Class A ordinary shares and 1,046,000 Class B ordinary shares
Ordinary shares issued and outstanding immediately after this offering

            Class A ordinary shares if the underwriter does not exercise its option to purchase additional Class A ordinary shares (or if the underwriter exercises its option to purchase additional Class A ordinary shares in full,            Class A ordinary shares) and            Class B ordinary shares

Over-allotment Option

We have granted to the underwriter an option, exercisable within 45 days after the closing of this offering, to purchase up to an aggregate of 15% additional Class A ordinary shares at the initial public offering price, less underwriting discounts.

Listing

We have applied to have our Class A ordinary shares listed on Nasdaq Capital Market under the symbol “BGIN.” At this time, Nasdaq has not yet approved our application to list our Class A ordinary shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A ordinary shares will be approved for listing on Nasdaq.

Use of proceeds

We intend to use the proceeds from this offering for (i) purchase and/or construction of mining farms, even though the Company has not entered into any definitive agreements or letters of intent in connection with such purchase or construction, (ii) developing proprietary chips to be used in cryptocurrency mining machines, and (iii) general corporate purposes.

See “Use of Proceeds” on page 81 for more information.

Lock-up

We, our officers, directors, and existing beneficial owners of 1% or more outstanding Class A ordinary shares shall agree in writing, in a form satisfactory to the underwriter, not to sell, transfer or otherwise dispose of any of such securities (or underlying securities) of the Company for a period of six (6) months from the date of the effectiveness of this prospectus.

See “Underwriting” on page 195 for more information.

Risk factors

The Class A ordinary shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 25 for a discussion of factors to consider before deciding to invest in our Class A ordinary shares.

RISK FACTORS

An investment in our Class A ordinary shares involves a high degree of risk. Before deciding whether to invest in our Class A ordinary shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Class A ordinary shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Class A ordinary shares if you can bear the risk of loss of your entire investment.

Risks Related to Doing Business in Hong Kong and Mainland China

Through Bgin HK, our Hong Kong subsidiary, we have entered into service agreements with PRC individuals, including our co-chief financial officer, Mr. Pengju Wang, who are based in Mainland China and provide services for us. Such service relationship does not constitute a labor relationship under the PRC laws and the service providers are unable to enjoy the protection under the PRC Labor Law and other related regulations, as a result of which we may be subject to arbitration or litigation filed by such service providers or required to adjust such form of services in the future.

As of the date of this prospectus, through Bgin HK, we have service agreements with 33 PRC individuals, including our co-chief financial officer, Mr. Pengju Wang, who are based in Mainland China and provide chip and algorithm research and development and daily operation and management services for us. The service relationship between Bgin HK and such PRC citizens does not constitute a labor relationship which refers to a relationship between enterprises in mainland China and employees under the PRC Labor Law but rather a civil legal relationship of the provision and receipt of services under the PRC laws, as a result of which, we are not required to pay social insurance premiums and housing provident funds for such PRC individuals. Currently, there are no explicit regulations under the PRC laws that apply to or restrict the provision of services by PRC individual in mainland China to a Hong Kong company. However, if these PRC individuals believe that they have a substantially labor relationship under the PRC laws with Bgin HK, they may initiate labor arbitration or litigation against Bgin HK for compensation alleging their inability to enjoy the protection of the PRC Labor Law and such other related regulations of the mainland China. In addition, we cannot assure you that this form of service provision will not be regulated by new legislation in the PRC in the future and then we may be required to make further adjustments to this kind of business service practices. Any such events may result in our substantial and unexpected expenditures and could materially and adversely affect our business, financial condition, and results of operations.

The compensation to the PRC service providers and procurement and service fees to our affiliated entity are and were paid in Renminbi by Bgin HK through a third-party payment institution. If the third-party payment institution providing service for us fails to hold the relevant licenses for cross-border payment business, we shall have to cooperate with other qualified third-party payment institutions or otherwise make the cross-border payment through a bank.

The compensation to the PRC service providers who entered into service agreements with Bgin HK is paid in Renminbi by Bgin HK through a third-party payment institution, which exchanges the U.S. dollars received from Bgin HK for Renminbi. In addition, the payment to third-party suppliers was first made by Shenzhen Bgin to the third-party suppliers in Renminbi, and then Bgin HK paid back the amount actually incurred by Shenzhen Bgin on a regular basis through a third-party payment institution, which exchanged the U.S. dollars received from Bgin HK for Renminbi.

According to the Administrative Measures on the Payment Services Provided by Non-financial Institutions issued by the People’s Bank of China, or PBOC, on June 14, 2010 and effective on September 1, 2010, non-financial institutions are required to obtain the Payment Business License for their payment services. Furthermore, payment institutions may only conduct foreign exchange business after going through the formalities for the registration in the directory of trade foreign exchange receipt and payment enterprises (“Directory Registration”) pursuant to the Administrative Measures for the Foreign Exchange Business of Payment Institutions promulgated by the SAFE on April 29, 2019 and effective on the same day. Therefore, third-party payment institutions shall not be permitted to provide cross-border payment services unless they obtain the Payment Business License and complete the Directory Registration. We cannot assure you that the third-party payment institution providing payment services for us could hold or remain valid the relevant cross-border payment licenses and if it fails to obtain the required licenses or cooperate with other institutions with such licenses, it may be subject to a fine of up to 30% of the amount involved in the illegal conversion of foreign exchange or ordered to terminate its payment business. In this case, we have to otherwise seek cooperation with other qualified third-party payment institutions or make payments to the PRC service providers and our affiliated entities through a qualified bank.

Through Bgin HK, our Hong Kong subsidiary, we had entered into agreements with our affiliated entities, which operated our subsidiaries’ mining machines in Mainland China prior to October 2022. The operation of mining machines in China were in violation of applicable laws regulating cryptocurrency mining activities in Mainland China.

In the recent years, the PRC government has been actively advancing a crackdown on cryptocurrency mining and trading in mainland China. On September 15, 2021, the PBOC, with nine other Chinese government authorities, jointly released the Circular on Further Preventing and Handling the Risks Concerning Speculation in Virtual Currency Trading, or the Circular No. 237, for the first time, deems all cryptocurrency-related business activities, including: (i) exchanging legitimate currencies and cryptocurrencies or different types of crypto currencies for each other, (ii) trading cryptocurrencies as central counterparty, (iii) provision of intermediary services or pricing services for cryptocurrency transactions, (iv) issuance of tokens for financing, and (v) (for the first time) cryptocurrency related derivatives trading, as “illegal financial activities” that could involve illegal offerings of token notes, unauthorized public offerings of securities, illegal operation of futures business or illegal fundraising. It also provides that any cryptocurrency exchange offering services to Chinese residents from outside mainland China through the internet will also be regarded as conducting “illegal financial activities.” Also, according to the Notice on Regulating Virtual Currency “Mining” Activities, or the Circular No. 1283, jointly issued by the National Development and Reform Commission (“NDRC”) and ten other authorities on September 3, 2021, existing cryptocurrency mining projects shall be phased out within the time limits set by local governments and greenfield cryptocurrency mining projects are outright banned by including cryptocurrency mining as an “eliminated industry” in the Catalogue for Guiding Industry Restructuring, or the Catalogue. An eliminated industry refers to an industry to be retired and eliminated in China, and once certain projects fall into the eliminated category, the investment in these projects will be prohibited and they shall be eliminated within a specified time limit and the production technique, equipment and products to be eliminated by explicit orders of the state must not be imported, transferred, produced, sold, used or adopted in accordance with the Interim Provisions on Promoting Industry Restructuring promulgated by the State Council on December 2, 2005. The revised Catalogue came into effect on December 30, 2021 and cryptocurrency mining was officially listed as an “eliminated industry,” and during the period from September 3, 2021 to December 30, 2021, cryptocurrency mining was deemed as an eliminated industry and subject to relevant provisions. Thus, the continuing operation of cryptocurrency mining equipment after September 3, 2021 is not in compliance with applicable PRC laws and regulations and may subject the operator to certain penalties. Pursuant to the Circular Economy Promotion Law which was promulgated by the Standing Committee of the National People’s Congress of the PRC (“NPC”) on October 26, 2018 and came into effect on the same day, any individual or company which uses equipment or production technique which has been ordered to be eliminated by the State may be ordered to cease the use, and such equipment and materials shall be confiscated, and a fine of not less than RMB50,000 but not more than RMB200,000 shall be imposed. If the circumstances are serious, the individual or company may be ordered to suspend or close down.

Our management carefully evaluated the language and potential impact of Circular No. 237 and the Catalogue on the Company’s operations in mainland China immediately after they were published. Based on its interpretation of the language of Circular No. 237 and the Catalogue, the management believed that suspending all mining activities at that time would cause the Company to lose all of its revenue and income for a substantial period of time and therefore materially and adversely affect the Company’s business operations, financial position, and results of operations, which could potentially be a bigger loss to the Company compared to potential penalties by the PRC authorities for the violation. As such, after weighing its options, in September 2021, management decided to continue the Company’s mining activities but to gradually phrase out its operations in mainland China, and made the strategic decision to move its operations to the U.S. From November 2021, the Company started searching for mining facilities in the U.S., and by October 2022, all of the mining machines the Company owned at that time were shipped to mining farms and hosting facilities in the U.S.

As of the date of this prospectus, we do not own or operate any mining facility in mainland China and all of our mining machines previously located in Mainland China have been shipped to the United States. Historically, through Bgin HK, we had service agreements with our affiliated entities, Shenzhen Bgin and Zhongshan Bgin, pursuant to which they provided management and administration services to mining machines located in several facilities in mainland China that were operated during the fiscal year ended December 31, 2021. As of June 30, 2022, we had suspended those service agreements and ceased activities in those facilities. Furthermore, Bgin HK entered into an escrow agreement with an unrelated third party in October 2021, pursuant to which our mining machines were hosted in a facility owned by such unrelated third party. The escrow agreement expired on October 9, 2022. As of the date of this prospectus, we have completely ceased all mining activities in Mainland China, and all our mining machines previously operated in Mainland China have been shipped to the U.S. Due to failure to terminate the cryptocurrency mining activities in mainland China in a timely manner, our affiliated entities and the unrelated third party mentioned above, as the service providers providing related services to Bgin HK, may be imposed on a fine, and the hosting facilities leased and managed by them may be ordered to close down and under serious circumstances, they may be ordered to suspend business or to close down by competent authorities. As advised by Commerce & Finance Law Offices, our PRC legal counsel, based on the confirmation by us that (i) as of the date of this prospectus, the service relationship between Bgin HK and the aforementioned unrelated third-party was terminated and that we have shipped all of our mining machines out of Mainland China and to the United States and ceased all cryptocurrency mining projects in Mainland China; and (ii) as of the date of this prospectus, our affiliated entities and the unrelated third party have not received any inquiry, notice, warning, or sanction in such respect, we believe that the risk that our affiliated entities and the unrelated third party would be subject to material administrative penalties by the relevant authorities of mainland China is low. However, in the event that they are found in violation of applicable PRC laws and regulations and imposed administrative penalties, we may be exposed to liability or compensation for breach of contract asserted against us by our affiliated entities and the unrelated third party, which would materially and adversely affect our business, financial condition, and results of operations.

If the shipment of our subsidiaries’ mining machines from Mainland China to the U.S. are deemed to be in violation of applicable PRC laws and regulations, we may be subject to claims for breach of contract or compensation by third parties, and our business operations, financial position and results of operations may be adversely affected.

In 2022, we shipped all of the mining machines owned by our subsidiaries from Mainland China to the mining farms and hosting facilities located in Nebraska and West Virginia.

According to the Decision of the National Development and Reform Commission on Amending the Guidance Catalogue for Industrial Structure Adjustment (2019), virtual currency “mining” activities are classified as “production processes and equipment to be eliminated.” According to the decision of the State Council on the issuance and implementation of the Interim Provisions for the Promotion of Industrial Restructuring, production processes, equipment and products that are explicitly eliminated by the state shall not be imported, transferred, produced, sold, used or adopted.

According to Article 17 of the Energy Conservation Law of the People’s Republic of China, the production, import and sale of energy-using products and equipment that are explicitly eliminated by the state or do not meet mandatory energy efficiency standards is prohibited. Any use of energy-using equipment and production processes that are explicitly eliminated by the state is prohibited. According to Article 18 of the Circular Economy Promotion Law of the People’s Republic of China, the production, import, sale and use of equipment and materials and the use of technologies and processes included in the elimination list are prohibited.

According to Article 15 of the Foreign Trade Law of the People’s Republic of China, the state may restrict or prohibit the import or export of goods or technologies based on the following reasons: (a) to protect national security, social public interest or public morality; (b) to protect human health or safety, to protect the life or health of animals or plants, and to protect the environment; (c) for the implementation of measures related to the import and export of gold or silver; (d) for purposes of addressing domestic supply shortages or for the effective protection of natural resources that may be exhausted; (e) market capacity is limited in the exporting the country or region; (f) the export market is disordered; (vii) to protect specific domestic industries; (h) imports of any form of agriculture, animal husbandry, fisheries products; (i) to protect the country’s international financial position and balance of payments; (j) in accordance with the provisions of other laws and administrative regulations or international treaties and agreements. Article 16 of the Foreign Trade Law of the People’s Republic of China provides that the state may take any necessary measures to maintain national security with respect to the import and export of goods and technology related to fission or fusion substances or substances derived from such substances, as well as the import and export of weapons, ammunition or other military materials. In times of war or to maintain international peace and security, the state may take any necessary measures in the import and export of goods and technology.

According to the foregoing provisions, (i) “mining” activities, rather than mining machines, are listed within the “production process and equipment to be eliminated” listed in the Industrial Structure Adjustment Guidance Catalogue (2019) and thus shall not be imported, transferred, produced, sold, used and adopted, (ii) the Law of the People’s Republic of China on Energy Conservation and the Law of the People’s Republic of China on the Promotion of Circular Economy do not prohibit the export of “production process and equipment to be eliminated”, and (iii) mining machines are not prohibited from export activities under the Foreign Trade Law of the People’s Republic of China, nor are they included in the list of goods prohibited or restricted for export as stipulated in the Regulations on the Import and Export of Goods of the People’s Republic of China.

According to Article 36 of the PRC Administrative Penalty Law, where an illegal act is not discovered within two years of its commission, no administrative penalty shall be imposed on the offender.

Based on the foregoing, in the opinion of Commerce & Finance Law Offices, our PRC legal counsel, considering that we have shipped all of the mining machines owned by our subsidiaries from Mainland China to the mining farms and hosting facilities located in Nebraska and West Virginia and the third-party carriers have completed applicable export procedures, such as custom declarations, the risk for the act of shipping mining machines overseas from Mainland China by third parties entrusted by our subsidiaries to be found in violation of laws and regulations of mainland China related to “mining” activities and thus subject to penalties is remote. However, if the mining machines were deemed to be goods prohibited or restricted for export during the inspection of the customs within two (2) years of the date on which the export machines were released, the act of shipping mining machines overseas from Mainland China would be considered to be in violation of the foregoing laws and regulations related to import or export, as a result of which the third parties entrusted by our subsidiaries may be subject to a fine up to 30% of the value of the machines under shipment in the case of restricted exports or up to RMB1 million in the case of prohibited exports, provided that such exports do not constitute smuggling. Under such circumstances, we may be exposed to liability or compensation for breach of contract asserted against us by those third parties. In such event, our business operations, financial position and results of operations may be materially and adversely affected.

The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China and limit our ability to transfer cash both into and outside of China, including Hong Kong, and otherwise result in material adverse change in our operations and the value of our Class A ordinary shares.

Our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. In general, any risks related to doing business in Mainland China also apply to doing business in Hong Kong. Uncertainties arising from the legal system in the PRC, including Hong Kong, in which uncertainties regarding the interpretation and enforcement of laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless. See “— Risks Related to Doing Business in Hong Kong and Mainland China” for other risk factors relating to doing business in Hong Kong and Mainland China.

The PRC government has significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time as the government deems appropriate to advance regulatory and social objectives and policy positions. For instance, the PRC government has recently published new policies that significantly affected certain industries. We cannot assure you that the oversight of the PRC government will not be extended to companies operating in Hong Kong like us or that new policies will not be introduced to regulate our industry. The PRC government may also prevent us from transferring the cash we maintain in Hong Kong outside of Mainland China, or restrict our ability to deploy our cash into business or to pay dividends. The PRC government may also limit our ability to transfer cash both into and outside of China, including Hong Kong. Any such action could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our subsidiaries’ business, pay dividends, or otherwise fund and conduct our subsidiaries’ business, and could result in a material adverse change to our subsidiaries’ business operations, including our Hong Kong operating subsidiary’s operations, our prospects, financial condition, and results of operations, require us to seek additional permission to continue our subsidiaries’ operations, and damage our reputation, which could cause the Class A ordinary shares to significantly decline in value or become worthless. See also “— Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.”

Uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of laws in Mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class A ordinary shares to significantly decline in value or become worthless.

We may be affected directly or indirectly by laws and regulations in Mainland China. The legal system in Mainland China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in China are quickly evolving and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to you and us. In addition, we cannot predict the effect of future developments in the legal system in Mainland China, particularly with regard to new economies, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Furthermore, the legal system in Mainland China is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our violation of these policies and rules. In addition, any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

New laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future laws and regulations in Mainland China applicable to our businesses. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines governing new economy companies with respect to a wide range of issues, such as intellectual property, unfair competition and antitrust, privacy and data protection, and other matters. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, results of operations, and the value of the Class A ordinary shares.

A recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the Senate passed the Holding Foreign Companies Accountable Act, requiring a foreign company to certify that it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for two consecutive years, the company’s securities will be prohibited from trading on a national exchange.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Holding Foreign Companies Accountable Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under the related process that will be implemented by the SEC.

On June 22, 2021, the U.S. Senate passed the Accelerating Foreign Holding Companies Act that, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, thus reducing the time before our securities may be delisted or prohibited from being traded.

On September 22, 2021, the PCAOB adopted rules to create a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction. As of the date of this prospectus, we have not been identified by the SEC under these rules, and we do not expect to be identified by the SEC as such.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such designations as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

The PCAOB has been able to inspect our auditor, ZH CPA, LLC, an independent registered public accounting firm with its headquarters in Denver, Colorado, with its last inspection conducted in February 2023. Our auditor is not subject to the designations issued by the PCAOB on December 16, 2021. However, if the PCAOB is unable to inspect our accounting firm in a foreign jurisdiction during any period of two consecutive years or we become owned or controlled by a government in that foreign jurisdiction in the future, the Holding Foreign Companies Accountable Act may require our Class A ordinary shares to be delisted from the Nasdaq Stock Market or any exchange on which our securities are traded in the future.

On August 26, 2022, the CSRC, the MOF and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already resuming regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the Holding Foreign

Companies Accountable Act if needed and does not have to wait another year to reassess its determinations. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act.

The recent developments would add uncertainties to our offering and may result in prohibitions on the trading of our Class A ordinary shares on the Nasdaq Stock Market, if our auditors fail to meet the PCAOB inspection requirement in time.

We plan to empower our audit committee to take the PCAOB’s lack of inspection, as applicable, into account in connection with the oversight of our independent registered public accounting firm’s audit procedures and establish relevant internal quality control procedures. However, we cannot assure you that our audit committee’s oversight would be effective. In addition, the SEC may initiate proceedings against our independent registered public accounting firm, whether in connection with an audit of our Company or other China-based companies, which could result in the imposition of penalties against our independent registered public accounting firm, such as suspension of its ability to practice before the SEC. All of these could cause our shareholders and investors to lose confidence in our reported financial information and procedures and the quality of our financial statements, which may have a material effect on our business.

Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.

We may be subject to a variety of cybersecurity, data privacy, data protection, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or noncompliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

In some jurisdictions, including Mainland China where we do not have material operations, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain. Uncertainties arising from the legal system in the PRC, including Hong Kong, in which uncertainties regarding the interpretation and enforcement of laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless.

The following summarizes some of the key recent legislative initiatives in mainland China on the matters of data security and privacy.

Data Security

•        In June 2021, the Standing Committee of the NPC promulgated Data Security Law of the People’s Republic of China, or the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on the Protection of Critical Information Infrastructure Security, which became effective on September 1, 2021. Critical information infrastructure encompasses, under this regulation, key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. As of the date of this prospectus, we have not been informed that we are a critical information infrastructure operator by any government authorities. We have not collected, stored, or managed any personal information in Mainland China. As such, we currently do not expect the foregoing measures will have an impact on our business, results of operations, or this offering, and we believe that we are compliant with these measures to date. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future. Cybersecurity review could result in disruption in our operations, negative publicity with respect to our company, and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to fines or other government sanctions and reputation damages. Therefore, potential cybersecurity review, if applicable to us, could materially and adversely affect our business, financial condition, and results of operations.

•        On September 24, 2024, the CAC released the Administrative Regulations on the Network Data Security, or the Data Security Regulations, which became effective on January 1, 2025. The Data Security Regulations may apply to the use of networks to carry out data processing activities and the supervision and administration of network data security in mainland China and apply to activities outside mainland China to process personal information of any natural persons in mainland China under any of the following circumstances: (i) for the purpose of providing products or services to natural persons in mainland China; (ii) analyze and evaluate the behavior of natural persons in mainland China; and (iii) other circumstances stipulated by laws and administrative regulations. The Data Security Regulations further stipulate that where it is indeed necessary to transfer “important data” collected and generated by a network data processor during its operation within the territory of mainland China to overseas parties, it shall pass the security assessment for cross-border data transfer organized by the CAC. Network data processors should identify and declare “important data” in accordance with the relevant provisions, but they are not required to conduct security assessment for outbound data transfer for data that has not been notified or published as “important data” by relevant departments or regions. In addition, the Data Security Regulations provides that data processors that process “important data” must conduct an annual data security assessment with regard to the data process activities, and submit the assessment report to relevant competent authorities at or above the provincial level. Since the Data Security Regulations is newly promulgated, there remains uncertainty as to how it will be implemented and interpreted by the competent authorities and whether the PRC regulatory agencies, including the CAC, will adopt new laws, regulations, rules, or detailed implementation and interpretation related to security assessment. We cannot predict the impact of the Data Security Regulations on us, if any, at this stage, and we will closely monitor and assess any development in the implementation and interpretation of the Data Security Regulations. If any new laws, regulations, rules, or implementation and interpretation mandate clearance of cybersecurity review and other specific actions to be completed by companies operating in Hong Kong like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

Personal Information and Privacy

•        The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, or the Anti-monopoly Guideline, which aims to provide guidelines for supervising and prohibiting the monopolistic conducts in connection with the internet platform business operations and further elaborate on the factors for recognizing such monopolistic conducts in the internet platform industry. In particular, pursuant to the Anti-monopoly Guideline the methods of an internet platform collecting, using the privacy information of the internet users may also be one of the factors to be considered for analyzing and recognizing the monopolistic conducts in the internet platform industry. For example, whether the relevant business operator compulsorily collects unnecessary user information may be considered to analyze whether there is a bundled sale or additional unreasonable trading condition, which is one of the behaviors constituting the abuse of dominant market position.

•        In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law steps up the protection for personal information and imposes additional requirements in terms of its processing. Nonetheless, many provisions under this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. Although as of the date of this prospectus, we have not collected, stored, or managed any personal information in Mainland China, given that there remain uncertainties regarding the further interpretation and implementation of the relevant laws and regulations, if they are deemed to be applicable to companies operating in Hong Kong like us, we cannot assure you that we will be able to comply or remain compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

If we were to be required to obtain any permission or approval from or complete the filing with the CSRC, the CAC, or other PRC authorities in connection with this offering under PRC law, our ability to offer or continue to offer our securities to investors could be significantly limited or hindered, which could cause the value of our Class A ordinary shares to significantly decline or become worthless, and we may be fined or subject to other sanctions, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, purport to require offshore special purpose vehicles that are controlled by companies or individuals in mainland China and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and implementation of the regulations remain unclear.

In addition, the PRC government authorities may strengthen oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, and any such action by the Chinese government could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by PRC companies. Effective measures, such as promoting the establishment of relevant regulatory systems, are to be taken to deal with the risks and incidents of overseas listing of China-based companies, cybersecurity and data privacy protection requirements and similar matters. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. On December 28, 2021, the Cyberspace Administration of China and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022, and further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before an overseas listing. On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it must obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company should not be involved in the company’s operation and management, and their shareholding percentage should be subject to the relevant regulations on the domestic securities investments by foreign investors. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five relevant supporting guidelines, which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfil the filing procedures with the CSRC and report relevant information. The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) more than 50% of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, fulfil the filing procedure with the CSRC. The foregoing regulations are recently issued and there remain substantial uncertainties with respect to their interpretation and implementation.

As of the date of this prospectus, based on the facts that (i) we have not collected, stored, or managed any personal information in Mainland China; (ii) we do not meet the above explicit conditions set out in the Overseas Listing Trial Measures to determine whether an overseas offering shall be deemed as an indirect overseas offering and listing by a domestic company; (iii) we do not have any subsidiary in mainland China or use any VIE structure to control any entity in mainland China; and (iv) the main parts of our business activities are not conducted in mainland China and our main place of business is located in the U.S. and Hong Kong, we believe that, based on the advice of Commerce & Finance Law Offices, our PRC counsel, we are not required to obtain any permission from or complete the filing with authorities of mainland China to operate and issue our ordinary shares to foreign investors as of the date of this prospectus, including permissions from or filing with the CSRC or CAC. However, as the foregoing regulations were newly published, there are substantial uncertainties as to the implementation and interpretation. For example, the Overseas Listing Trial Measures adopts the principle of “substance over form” regarding the determination of “indirect overseas offering and listing by a domestic company”, over which the CSRC may have substantial discretions. We cannot assure you that the CSRC will not adopt the principle of “substance over form”, and that we may need to complete the filing procedure. There can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals or complete the filing for this offering. If (i) we do not receive or maintain any permission or approval or complete the filing required of us, (ii) we inadvertently concluded that certain permissions, approvals or filing have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions, approvals or filings in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. See also “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the Class A ordinary shares to significantly decline in value or become worthless” and “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of laws in Mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class A ordinary shares to significantly decline in value or become worthless.”

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

A portion of our business operations is conducted through our Hong Kong subsidiary, Bgin HK. In the event that the U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence within, the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Mainland China/Hong Kong against us or our management named in this prospectus based on Mainland China/Hong Kong laws.

Through our subsidiaries, we currently manage and operate some of our mining machines in the U.S. at a mining farm in Omaha, Nebraska and a mining farm in York, Nebraska owned by our subsidiaries. The remaining mining machines are hosted by third-party hosting service providers at four different locations in the States of Iowa, Texas, West Virginia and Ohio, respectively. Among all these machines, 27,898, or approximately 57.24% of the total 48,741 mining machines our subsidiaries owned for our own operation purposes, are under operation as of the date of this prospectus. As of the date of this prospectus, a majority of our operations are conducted in the United States, and a majority of our assets are located in the United States. However, the majority of our directors and officers, including Mr. Qiuhua Li, Mr. Qingfeng Wu, Mr. Zhao Xiang, Mr. Pengju Wang, and Mr. Qi Shao, are nationals or residents of Mainland China and a substantial portion of their assets are located in Mainland China. Additionally, Mr. Boquan He, our independent director, is a resident of Hong Kong, and a substantial portion of his assets are located in Hong Kong.

It may be difficult for you to effect service of process upon us or those persons inside Mainland China. It may also be difficult for you to bring actions or enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States, and a majority of our assets and our officers and directors are located outside of the United States. In addition, there is uncertainty as to whether the courts of mainland China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. The courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the courts of mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court of mainland China would enforce a judgment rendered by a court in the United States.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. For more information regarding the relevant laws of the Cayman Islands, Mainland China, and Hong Kong, see “Enforceability of Civil Liabilities.”

The enactment of Law of the PRC on Safeguarding National Security in Hong Kong (the “Hong Kong National Security Law”) and the enactment of Safeguarding National Security Ordinance in Hong Kong (the “Hong Kong National Security Ordinance”) could impact our Hong Kong subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. On March 23, 2024, the Hong Kong National Security Ordinance took effect upon gazettal in Hong Kong, which is similar to the Hong Kong National Security Law, for the purpose of safeguarding national security and setting out the corresponding penalties. It is difficult to predict the full impact of the Hong Kong National Security Law, the Hong Kong National Security Ordinance and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law, the Hong Kong National Security Ordinance or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, the Chinese government may intervene or influence our current or future operations in Hong Kong at any time. If the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with the customers.

There are some political risks associated with conducting business in Hong Kong.

A portion of our operations are based in Hong Kong. Accordingly, our business operations and financial conditions will be affected by the political and legal developments in Hong Kong. During the fiscal years ended December 31, 2023 and 2022 and six months ended June 30, 2024 and 2023, we derived substantially all of our revenue from operations of our Hong Kong subsidiaries, Bgin HK and Bgin Trading. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect the business operations of Bgin HK. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. The Chinese government may intervene or influence our current or future operations in Hong Kong at any time. Since all of our operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

The Hong Kong protests from 2019 to 2020 were triggered by the introduction of the Fugitive Offenders amendment bill by the Hong Kong government. If enacted, the bill would have allowed the extradition of criminal fugitives who are wanted in territories with which Hong Kong does not currently have extradition agreements, including Mainland China. This led to concerns that the bill would subject Hong Kong residents and visitors to the jurisdiction and legal system of Mainland China, thereby undermining the region’s autonomy and people’s civil liberties. Various sectors of the Hong Kong economy have been adversely affected as the protests turned increasingly violent. Most notably, the airline, retail, and real estate sectors have seen their sales decline.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A ordinary shares could be adversely affected.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Related to Our Business and Industry

We have a limited operating history and have grown significantly in a short period of time. If we fail to manage our growth effectively, our business could be materially adversely affected.

We were organized and began our mining activities through our subsidiaries in 2019 and started selling mining machines since April 2023. Accordingly, we have a limited operating history, which makes an evaluation of our future prospects difficult. Revenue generated from selling mining machines designed by us contributed to approximately 85.43% of our total revenue of US$257,268,371 for the fiscal year ended December 31, 2023, and 65.71% of our total revenue of US$144,483,931 for the six months ended June 30, 2024. However, our historical results, particularly the significant revenue growth we experienced from selling mining machines, may not be indicative of our future performance.

Several factors could impact our business differently in the future compared to the past. Market conditions, technological advancements, and competitive dynamics within the cryptocurrency mining industry are constantly evolving. For instance, fluctuations in cryptocurrency prices can directly affect the demand for mining machines, which in turn could impact our sales and revenue. In particular, currently all of the models available for sale are designed for mining KAS coins. In the event that KAS coins depreciate in value or become unpopular among miners for any reason, the sales volume of our machines could substantially decrease, and our business operations, results of operations and financial condition could be substantially impacted.

Our operating results will likely fluctuate moving forward as we focus on increasing the capacity of our subsidiaries’ mining farms and mining machines and as the market prices of cryptocurrencies fluctuate, and as we upgrade our mining machines for sale. We may need to make business decisions that could adversely affect our operating results, such as modifications to our business structure, or operations. In addition, we have grown rapidly since inception. This growth has placed significant demands on our management, financial, operational, technological, and other resources, and we expect that additional growth could place significant demands on our management and other resources and require us to continue developing and improving our operational, financial, and other internal controls. We may not be able to address these challenges in a cost-effective manner or at all. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures or take advantage of market opportunities and our business, financial condition, and results of operations could be materially harmed.

Our business operations are heavily dependent upon the stability and popularity of KAS coins.

Our business operations and continued success are heavily dependent upon the stability and popularity of KAS coins and its underlying blockchain. For the fiscal year ended December 31, 2023, the sale of our KAS mining machines contributed 85.43% of our total revenue, the KAS coins we mined contributed 71.5% of our mining revenue, and the fees earned from our mining pool services, which were solely derived from the mining of KAS coins, contributed 9.3% of our total revenue for the fiscal year ended December 31, 2023. For the six months ended June 30, 2024, the sale of our KAS mining machines contributed 65.71% of our total revenue, the KAS coins we mined contributed 45.6% of our mining revenue, and the fees earned from our mining pool services derived the mining of KAS coins, contributed 23.9% of our total revenue for the six months ended June 30, 2024. As such, our business operations rely heavily on the stability and popularity of the KAS blockchain.

Any technical issues, security vulnerabilities, or operational disruptions to the KAS blockchain could directly impact our ability to conduct business. If the KAS blockchain suffers from reduced efficiency, security flaws, or prolonged downtime, our platform’s performance could suffer significantly, potentially leading to financial losses and damage to our reputation. Additionally, if KAS becomes less popular among miners due to competition from coins derived from other blockchains, shifts in market trends, or regulatory constraints, our business operations may face challenges in attracting new customers to purchase our KAS mining machines or participate in our mining pools, or retaining existing customers. In such event, our revenue streams may be impacted and our potential for future growth may be limited.

Our business operations are subject to any special risks with respect to KAS’s blockchain.

Special risks exist with respect to KAS’s blockchain. For instance, KAS’ setup is more advanced than traditional blockchains like Bitcoin, which makes it harder to check for problems. This extra complexity means there are possibilities that hidden issues could go undetected, making it potentially less secure than simpler, well-tested systems. Further, KAS allows multiple blocks, or groups of transactions, to be created at the same time. While this makes the system faster, blocks sometimes get left out of the main network flow. If too many blocks get left out, it could cause delays or confusion in confirming transactions. Additionally, KAS’ approach is still new and not as widely adopted as other blockchains, meaning that it does not have as much developer support, compatibility with apps, or wallet and exchange options as bigger networks like Bitcoin or Ethereum. If issues occur, fixing them could take more time since the network has fewer experts familiar with its design. If any of these risks materializes, our business operations, which are heavily dependent upon the success of KAS, could be materially and adversely affected.

We may be unable to raise additional capital needed to grow our business.

We expect to need to raise additional capital to expand our operations and pursue our growth strategies, and to respond to competitive pressures or unanticipated working capital requirements. We may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests, and the per share value of our Class A ordinary shares could decline. Furthermore, if we engage in debt financing, the holders of debt likely would have priority over the holders of our Class A ordinary shares on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness or take other actions including terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our shareholders.

There is no assurance that cryptocurrencies will maintain their long-term value and volatility in the market price of cryptocurrencies may adversely affect our business and results of operations.

As a relatively new product and technology, cryptocurrencies have only in recent years been accepted as a means of payment for goods and services by selected industries, and the use of cryptocurrencies is not anchored by any reserve currency or precious metal, and is not backed by any government or commercial enterprise, the long-term value of cryptocurrencies is uncertain, which may further increase the volatility in cryptocurrency prices. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, or maintain accounts for persons or entities transacting in cryptocurrencies. Meanwhile, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short- or long-term holding of cryptocurrencies. The prices of cryptocurrencies may also be impacted by evolving and uncertain regulatory environment and the development of blockchain technology.

Our business and financial condition highly correlate with the market price of cryptocurrencies. During the fiscal year ended December 31, 2022, substantially all of our revenue was generated from cryptocurrency mining. During the fiscal year ended December 31, 2023 and the six months ended June 30, 2024, a majority of our revenue was generated from selling mining machines, and we held a significant amount of cryptocurrencies in all fiscal periods. As of December 31, 2022 and 2023 and June 30, 2024, the cryptocurrencies held by us in aggregate account for approximately 8.30%, 60.56% and 26.1% of our total assets, respectively. Through our subsidiaries, we have adopted measures to minimize the risks associated with the fluctuation in the market price of cryptocurrencies. For example, our subsidiaries utilize their proprietary cloud-based mining machine management software to monitor the amount and fluctuation of the market price of cryptocurrencies mined on a daily basis and, on an as-needed basis, adjust the ratio of cryptocurrencies to be mined. However, there can be no assurance that this measure can effectively eliminate or reduce the price risk of cryptocurrencies. Any drastic fluctuation in the market price of cryptocurrencies may have a material adverse impact on our business, financial condition and results of operations.

On the other hand, if there is a rapid increase in the market price of cryptocurrencies, market demand for mining machine components and other cryptocurrency mining services is likely to surge. In such event, in response to increasing market demand, suppliers may increase prices for the raw materials sourced by our subsidiaries and, as such, we may incur higher production costs associated with the manufacturing of mining machines by our subsidiaries. Furthermore, a rise in cryptocurrency price could result in substantial increases in the supply of mining machines connected to the cryptocurrency network. The increased computing power would lead to increasing mining difficulty, which would reduce the economic return of mining and thereby lead to a material adverse impact on our business, financial condition, and results of operations.

Recent bankruptcies and financial distress among cryptocurrency market participants, including the bankruptcy of FTX, a large cryptocurrency exchange, have caused widespread disruption in these markets and have negatively impacted our business operations, results of operations and financial condition.

Recently, some cryptocurrency market participants have experienced bankruptcies and financial distress, which have caused widespread disruption in those markets. FTX, a Bahamas-based cryptocurrency exchange, filed for Chapter 11 bankruptcy on November 10, 2022. The rapid collapse and bankruptcy of FTX has caused fears and negative impact on cryptocurrency market. Tether dropped below its peg price of $1.00 to $0.97, and Bitcoin dropped to the lowest price in two years. FTX’s bankruptcy has led to excessive withdrawal requests from clients of other cryptocurrency exchanges. Several crypto exchanges, including AAX, Binance, and crypto.com, have since announced temporary withdrawal suspensions due to market volatilities.

We had stored cryptocurrencies valued at $1.08 million, which consisted only of Bitcoins, in the hot wallets maintained on FTX prior to its bankruptcy, and as of the date of this prospectus, we have not been able to withdraw any cryptocurrencies from FTX since its bankruptcy. This amount represents approximately 7.15% of the Company’s revenue for the fiscal year ended December 31, 2022, or 0.42% of the Company’s revenue for the fiscal year ended December 31, 2023, and we recorded a loss of $1.08 million in income for the year ended December 31, 2022.

For the year ended December 31, 2022, we primarily used cryptocurrency exchanges including Binance.com, KuCoin, OKX, Kraken, FTX, MEXC and TXBIT to exchange cryptocurrencies we mined into Tethers. For the fiscal year ended December 31, 2023, we primarily used cryptocurrency exchanges including MEXC, TXBIT, KuCoin, Gate.io and OKX to exchange cryptocurrencies we mined into Tethers. For the six months ended June 30, 2024, we primarily used cryptocurrency exchanges including OKX, Binance.com, MEXC KuCoin, Kraken, Gate.io, Bitget, Xeggex and CoinEx to exchange cryptocurrencies we mined into Tethers. Currently, we exchange substantially all of our mined cryptocurrencies into Tethers on MEXC, Gate.io, KuCoin, XeggeX, Bitget and CoinEx. For the fiscal year ended December 31, 2022, the cryptocurrency exchanges we used to exchange Tethers we held to fiat currency include Kraken, WD Global Services Limited, a crypto exchange based in the U.K., and CD Digital Assets S.L, a crypto exchange based in Spain. For the fiscal year ended December 31, 2023, the crypto exchanges we used to exchange Tethers we held to fiat currency include CD Digital Assets S.L, MCE, Actyve and ONC. For the six months ended June 30, 2024, the crypto exchanges we used to exchange Tethers we held to fiat currency include MCE, Actyve, ONC, and HashKey Exchange. From July 1, 2024 to the date of this prospectus, the crypto exchanges we used to exchange Tethers we held to fiat currency include MCE, Actyve, and HashKey Exchange. The exchanges we use do not impose limits on exchanges of USDT to U.S. dollars. However, our Company sets daily limits on the exchanges we initiate. Currently, the exchange we use include MCE, Actyve and HashKey Exchange, for which we set daily exchange limit of US$3 million, US$3 million, and US$1 million, respectively. If any of these cryptocurrency exchanges or payment platforms were to suspend redemptions, we may not be able to exchange cryptocurrencies for fiat currency at rates favorable to us or at all, as a result of which our business operations could be disrupted. In such event, our business operations, financial condition, and results of operations may be materially and negatively impacted.

We use payment platforms to receive cash exchanged from Tethers and to make payments to our suppliers and other business partners. Such practice could expose us to substantial risks.

Currently, we use payment platforms to receive cash exchanged from Tethers and to make payments to our suppliers and other business partners, and such payment platforms we use include OTT Pay HK, WindPayer, Pyvio, RD Wallet, Inst and World First. These platforms provide fiat currency distribution services to clients including us, including taking in, storing and safeguarding funds for clients, which are subsequently deposited by these payment platforms into local banks of these platforms, and distributing funds based on clients’ instructions. For ease of administration, we often make payments to our business partners, including suppliers, using funds stored with these payment platforms. For details, see “Prospectus Summary — Our Crypto Asset Custody Policies and Procedures.” Such practice could expose us to substantial risks to the security of our funds. Any technical failure, system downtime, or glitches in the systems of these payment platforms can lead to delays or disruptions in the disbursement processes, and any errors in the operational processes may result in erroneous transactions or even loss of our funds. Cybersecurity threats such as hacking, phishing, or other malicious activities can compromise the security of these platforms’ systems. Unauthorized access to sensitive client information or financial transactions can lead to our financial losses and privacy breaches. Additionally, any non-compliance by these platforms with ever-evolving regulatory requirements related to the services they offer may subject us to regulatory and legal risks. Further, delays in transaction processing times, whether due to internal issues within these platforms or external factors, can impact our ability to access and distribute our funds on a timely basis, which can adversely and materially affect our business operations and payment plans. If any of the platforms we rely on faces financial instability or difficulty, there is an increased risk to the security of our funds. If any of these discussed events occur, our business operations, reputation, financial position and results of operations could be negatively and adversely affected.

We may experience reputational harm in light of recent disruption in the cryptocurrency markets.

We may face reputational harm in light of recent disruption in the cryptocurrency markets. In addition to the business of cryptocurrency mining and sale of mining machines, our subsidiaries have also set up a mining pool in September 2023, which is currently dedicated to the mining of five types of cryptocurrencies, including KAS, RXD, SDR, ALPH and BGA.

For the fiscal year ended December 31, 2023, the mineable assets at our mining pool included KAS and IRON. For the six months ended June 30, 2024, the mineable assets at our mining pool included a total of eleven types, namely NIM, BUGNA, HOOSAT, KAS, IRON, RXD, KLS, ALPH, PYRIN, SDR, and NEXELLIA. See “Our Business — Mining Pool.” If customers of this mining pool lose confidence in our subsidiaries’ mining pool services or the cryptocurrency markets in general due to recent events, our subsidiaries may not be able to attract enough number customers or at all to generate profit. Additionally, in light of recent events in the cryptocurrency markets, regulators, including the SEC, may impose additional regulations and/or tighten control of cryptocurrency market participants. In such event, we may be required to comply with additional regulatory requirements, which can lead to increased compliance costs and adjustment of our subsidiaries’ current business activities.

Additionally, we used Binance.com as one of the primary exchanges through which we exchanged cryptocurrencies mined into Tethers for the fiscal year ended December 31, 2022 and in the six months ended June 30, 2024, and a significant amount of our crypto assets are stored with Binance.com. As of June 30, 2024 and December 31, 2023 and 2022, crypto assets (excluding crypto short-term investment) worth approximately US$2,103,066, US$432,411 and US$320 were stored with Binance.com, respectively, representing approximately 2.81%, 0.37% and 0.03% of our total crypto assets as of each respective period end. In addition, we held US$11.72 million in crypto short-term investment with Binance.com as of June 30, 2024. On June 5, 2023, the SEC charged Binance with operating its digital asset trading platform as an unregistered national securities exchange, broker and clearing agency, asserting that certain assets supported on each trading platform are securities. In November 2023, Binance.com pleaded guilty to the Department of Justice’s investigations into violations relating to the Bank Secrecy Act, failure to register as a money transmitting business and the International Emergency Economic Powers Act, and agreed to pay US$4.3 billion to settle with the Department of Justice and the Commodity Futures Trading Commission over illicit finance breaches. The then-chief executive officer of Binance.com., Chaopeng Zhao, pleaded guilty to failing to maintain an effective anti-money-laundering program in violation of the Bank Secrecy Act and agreed to step down as the chief executive officer of Binance.com. To the extent that we continue to use Binance.com as one of our primary exchanges or continue to store crypto assets with Binance.com, we may suffer reputational harm, and our relationships with our suppliers, business partners, and any future customers of our mining pool operations may be damaged as well. If Binance.com’s operations are influenced by recent SEC charges or any other proceedings it becomes subject to, our business operations may be negatively impacted.

If our policies and procedures surrounding the safeguarding of cryptocurrencies, conflicts of interest, or comingling of assets fail, we may be subject to risks of loss of assets and damaged reputation, which could negatively affect our business, financial position, and results of operations.

Prior to the bankruptcy of FTX, we had stored substantially all of our cryptocurrencies in hot wallets, which practice presented a high degree of risks. To safeguard our cryptocurrencies and mitigate similar risks, we adopted an internal policy on January 1, 2023 to address the deficiencies in our risk management processes and policies. For instance, we will exchange all of our cryptocurrencies mined on a single day into Tethers the next day, an asset-backed cryptocurrency “stablecoin” with exchange rate pegged to fiat currency and designed to be valued at US$1.0, and place the Tethers in cold wallets, and each time the value of Tethers in cold wallets reach US$100,000, we will initiate a request to change the Tethers to fiat currency. We adopted this custody policy on January 1, 2023 and have exchanged all cryptocurrencies mined in a single day into Tethers on the immediately following day throughout 2023. From January 1, 2023 to July 14, 2023, our USDT balance exceeded US$100,000 on weekends and holidays, during which days banks were closed and we were unable to exchange USDT into fiat currency. Since July 15, 2023, due to a material increase in the value of cryptocurrencies mined on a daily basis and customer payments in UDST coins for mining machines purchased, our USDT balance exceeded the US$100,000 threshold on a daily basis. As this custody policy is no longer observed in practice since July 10, 2023, and we believe this policy no longer suits our operational needs, we are contemplating an amendment to this internal policy. Since June 2023, the Company has experienced significant growth in terms of its revenue and net income due to the new business line of selling mining machines. From June 2023 to December 2023, the Company averaged nearly US$1.3 million in daily revenue, with the highest single-day sales revenue exceeding US$20 million. As a result, it became impractical for the Company to comply with the requirements set forth in the previously adopted custody policy of maintaining a USDT balance of no more than US$100,000 without initiating an average of dozens of exchange requests each day. Additionally, the Company did not maintain enough number of bank accounts in the U.S. to receive the money transferred if all USDT balance were to be exchanged and transferred on the immediately following day. The Company has adopted the following plans to safeguard and store its crypto assets, which have been approved by its chief executive officer and chairman of the board of directors. Firstly, given its current business scale, profitability, and risk tolerance, the Company intends to continue holding a portion of its assets in USDT coins, not to exceed 20% of the Company’s net assets at any given time. To achieve this goal, the Company has been converting any extra USDT coins exceeding the 20% limit into fiat currency through exchanges including Active, MCE and HashKey Exchange. Secondly, going forward, the Company intends to store its cryptocurrencies in licensed, U.S.-regulated centralized custodians and implement a multi-level authorization mechanism for access to ensure security. As of the date of this prospectus, 31.48% of our crypto assets are stored in hot wallets maintained with crypto exchanges and the remaining 68.52% of the crypto assets are stored in self-custodied cold wallets.

In order to protect our cryptocurrencies, we take a series of precaution measures, including opening accounts on reputable and reliable exchanges, setting up complex passwords and changing passwords on a frequent basis, adopting two-factor authentication for log-in, avoid using public Wi-Fi for account access, and staying informed of latest cybersecurity threats. We also adopted a cash management policy on April 29, 2022, which sets forth the controls and procedures for cash outflows and cash flows among entities within our organization. Additionally, we have set up a mining pool in September 2023, and have adopted certain measures to protect the mining pool from disruption. For details, see “Our Business — Mining Pool.” Even though we adopt and plan to adopt policies and procedures to protect cryptocurrencies owned by us and mining pool participants, we cannot assure you that these measures will be effective. If these policies and procedures fail, we may be exposed to risks of loss of assets and experience damaged reputation, which could negatively affect our business, financial condition, and results of operations.

We are subject to the risks of maintaining a significant balance in Tethers.

Under our current cash management policies, we exchange cryptocurrencies mined on a daily basis to Tethers, and maintain a balance in Tethers not exceeding $100,000, and if exceeded, we will initiate a request to exchange Tethers to fiat currency. From January 1, 2023 to July 14, 2023, our USDT balance exceeded US$100,000 on weekends and holidays, during which days banks were closed and we were unable to exchange USDT into fiat currency. Since July 15, 2023, due to a material increase in the value of cryptocurrencies mined on a daily basis and customer payments in UDST coins for mining machines purchased, our USDT balance exceeded the US$100,000 threshold on a daily basis. As of June 30, 2024 and December 31, 2023 and 2022, we had USDT balance of US$68,813,402, US$115,794,346 and US$1,185,682, respectively. As this custody policy is no longer observed in practice since July 10, 2023, and we believe this policy no longer suits our operational needs, we are contemplating an amendment to this internal policy. Since June 2023, the Company has experienced significant growth in terms of its revenue and net income due to the new business line of selling mining machines. From June 2023 to December 2023, the Company averaged nearly US$1.3 million in daily revenue, with the highest single-day sales revenue exceeding US$20 million. As a result, it became impractical for the Company to comply with the requirements set forth in the previously adopted custody policy of maintaining a USDT balance of no more than US$100,000 without initiating an average of dozens of exchange requests each day. Additionally, the Company did not maintain enough number of bank accounts in the U.S. to receive the money transferred if all USDT balance were to be exchanged and transferred the immediately following day. The Company has adopted the following plans to safeguard and store its crypto assets, which have been approved by its chief executive officer and chairman of the board of directors. Firstly, given its current business scale, profitability, and risk tolerance, the Company intends to continue holding a portion of its assets in USDT coins, not to exceed 20% of the Company net assets at any given time. To achieve this goal, the Company has been converting any extra USDT coins exceeding the 20% limit into fiat currency through exchanges including Active, MCE and HashKey Exchange. Secondly, going forward, the Company intends to store its cryptocurrencies in licensed, U.S.-regulated centralized custodians and implement a multi-level authorization mechanism for access to ensure security. As of the date of this prospectus, 31.48% of our crypto assets are stored in hot wallets maintained with crypto exchanges and the remaining 68.52% of the crypto assets are stored in self-custodied cold wallets.

As we maintain significant balance in Tethers, we are subject to potential risks, including the risk that Tether breaks its U.S. dollar peg in response to market events. Tether has previously broken its U.S. dollar peg. For instance, in May 2022, the value of Tether dropped to $0.95 after collapse of TerraUSD, a stable coin. After the downfall of FTX in November 2022, the value of Tether temporarily dropped to $0.98. Any material negative market event as such may cause Tether to break its U.S. dollar peg again in the future. In such event, we may be subject to the risks of losing some or all of the value of the Tethers we own, and as a result, our financial position and results of operations may be materially and negatively impacted.

If USDT were to be deemed as a “security” under the Securities Act, we might have liabilities arising out of a possible violation of Section 5 of the Securities Act in connection with our distributions of dividends to shareholders in the form of USDT coins.

On January 15, 2024, our board of directors declared a dividend with an aggregate amount of US$5,000,000, payable in USDT coins to our shareholders of record as of December 31, 2023, to be paid on or before February 29, 2024. As of February 2024, all of the US$5,000,000 of the declared dividend had been paid. As of the date of this prospectus, there has been no official ruling from the SEC or federal courts categorizing USDT as “securities” or “non-securities” under the meaning of Securities Act. If we erroneously concluded that USDT is not a “security” or USDT were to be deemed as a “security” under the Securities Act in the future, we may have retroactive liabilities arising out of a possible violation of Section 5 of the Securities Act in connection with distributing unregistered USDT coins to shareholders from this dividend distribution or incur similar liabilities under any similar dividend distributions in the future, including civil penalties for monetary finds, injunctions and cease-and-desist orders imposed by the SEC, disgorgement of any profits from distributing the USDT coins, and criminal penalty of up to five years of sentence. Additionally, our reputation may be harmed and the trading price of our Class A ordinary shares might decline in value or become worthless in the event we are deemed to have liability, and our financial condition may be materially and adversely affected if we were required to make payments or face sanctions in connection with the potential claim described above.

We depend on banks insured by the FDIC to safeguard our cash deposits, and should our depository bank be put into receivership by the FDIC we could experience delays in accessing our cash deposits or lose our cash deposits that may exceed the FIDC insured amounts of $250,000.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Our ability to fund our operations depends on the safety and soundness of the banks that hold our cash deposits. If our depository bank experiences losses or a rapid loss of deposits, it may be put into receivership by the FDIC and its applicable banking regulatory authority. For example, on March 10, 2023, the FDIC took control and was appointed receiver of Silicon Valley Bank. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were also put into receivership. As of June 30, 2024 and December 31, 2023 and 2022, we held 22.07%, 24% and 97% of our cash in the U.S., respectively. As of June 30, 2024 and December 31, 2023 and 2022, the deposits held at some of the bank accounts in the U.S. exceeded the amount insured by the FDIC. As of the date of this prospectus, we maintain our bank accounts in the U.S. with East West Bank, Chase Bank and Bank of America. If East West Bank, Chase Bank, Bank of America or other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced the Bank Term Funding Program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediate liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Our access to funding sources in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have relationships, or the cryptocurrency industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, the loss of uninsured deposits, disruptions or instability in the cryptocurrency industry or financial markets, or concerns or negative expectations about the prospects for companies in the cryptocurrency industry.

Banks may be reluctant to provide banking services, or may cut off banking services, to businesses that provide crypto asset-related services or that accept crypto assets as payment.

A number of companies that provide crypto asset-related services have found it difficult to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by banks. Banks may refuse to provide bank accounts and other banking services to crypto asset-related companies or companies that accept crypto assets, such as us, for a number of reasons, such as perceived compliance risks or costs. As our business continues to grow and the average value of crypto assets we carry on a daily basis continues to increase, if we are unable to secure bank accounts or banking services in the countries or jurisdictions in which we operate, it could have a material adverse effect on our business operations and results of operations.

We accept USDT as a form of payment, which creates substantial risks.

When placing orders of mining machines on our website, customers have the option to submit the payment electronically in U.S. dollars through wire transfer, or alternatively customers may choose to pay using crypto assets via our designated payment platform, CoinPal. On CoinPal’s website, customers may submit payment using Bitcoins (BTC), USDT, and Ethereum (ETH). The total price of an order in any crypto asset coins will be calculated automatically by CoinPal based on real-time exchange rate information between USDT and the chosen crypto asset. We have been advised by CoinPal that they retrieve real-time exchange rate information from Binance.com. Our customers are responsible for any transfer costs associated with transferring crypto assets as payment. For each payment, we are charged processing fees of 0.8% of the total payment amount by CoinPal, and the remaining payment will be remitted to us by CoinPal in USDT. We do not receive Bitcoins or Ethereum from CoinPal. Once CoinPal receives a customer’s payment, we will be able to initiate a request to withdraw the available USDT to our wallet account. We have been advised by CoinPal that it stores the crypto assets received as payment for our mining machines in their own hot wallets or with Binance.com.

This practice could expose us to substantial risks. Even though USDT is regarded by industry participants as “stable coins,” there is no guarantee that USDT will not break its U.S. dollar peg. For instance, after the downfall of FTX in November 2022, the value of Tether temporarily dropped to $0.98. Any material negative market event as such may cause Tether to break its U.S. dollar peg again in the future, and could lead to us receiving less value than expected for goods sold. Additionally, the regulatory environment surrounding cryptocurrencies is still evolving in many jurisdictions. We may face uncertainty regarding legal and regulatory compliance, which could lead to potential fines, legal expenses, or operational disruptions. Furthermore, transactions involving cryptocurrencies are irreversible, pseudonymous, and subject to cyber-attacks and fraud. We must implement robust security measures and continuously upgrade them to protect our crypto assets and customer information from theft and cyber-attacks. Also, the perception of accepting cryptocurrencies can vary among different stakeholders, including our customers, investors, and business partners. Any negative publicity or concerns about security and volatility from us accepting USDT as a form of payment could affect our reputation.

We have identified deficiencies in our risk management processes and policies in light of current cryptocurrency market conditions and plan to adopt changes to address these deficiencies. Nevertheless, if our risk management process and policies are still inadequate to protect our assets, we may experience material loss and our business, financial condition and results of operations may be adversely affected.

Prior to FTX’s bankruptcy, we had stored cryptocurrencies valued at $1.08 million, which consisted only of Bitcoins, in the hot wallet maintained on this platform and as of the date of this prospectus, we have not been able to withdraw any cryptocurrencies from FTX since its bankruptcy. Hot wallets are also subject to other material risks including security breaches of private keys which are stored on the Internet and in the wallets’ browsers. In light of the bankruptcy of FTX and recent cryptocurrency market conditions, we adopted an internal policy on January 1, 2023 to address the deficiencies in our risk management processes and policies. For instance, we will exchange all of our cryptocurrencies mined on a single day into Tethers the next day, and place the Tethers in cold wallets, and each time the value of Tethers in cold wallets reach US$100,000, we will initiate a request to change the Tethers to fiat currency. We adopted this custody policy on January 1, 2023 and have exchanged all cryptocurrencies mined in a single day into Tethers on the immediately following day throughout 2023. From January 1, 2023 to July 14, 2023, our USDT balance exceeded US$100,000 on weekends and holidays, during which days banks were closed and we were unable to exchange USDT into fiat currency. Since July 15, 2023, due to a material increase in the value of cryptocurrencies mined on a daily basis and customer payments in UDST coins for mining machines purchased, our USDT balance exceeded the US$100,000 threshold on a daily basis. As of June 30, 2024 and December 31, 2023 and 2022, we had USDT balance of US$68,813,402, US$115,794,346 and US$1,185,682, respectively. As this custody policy is no longer observed in practice since July 10, 2023, and we believe this policy no longer suits our operational needs, we are contemplating an amendment to this internal policy. Since June 2023, the Company has experienced significant growth in terms of its revenue and net income due to the new business line of selling mining machines. From June 2023 to December 2023, the Company averaged nearly US$1.3 million in daily revenue, with the highest single-day sales revenue exceeding US$20 million. As a result, it became impractical for the Company to comply with the requirements set forth in the previously adopted custody policy of maintaining a USDT balance of no more than US$100,000 without initiating an average of dozens of exchange requests each day. Additionally, the Company did not maintain enough number of bank accounts in the U.S. to receive the money transferred if all USDT balance were to be exchanged and transferred the immediately following day. The Company has adopted the following plans to safeguard and store its crypto assets, which have been approved by its chief executive officer and chairman of the board of directors. Firstly, given its current business scale, profitability, and risk tolerance, the Company intends to continue holding a portion of its assets in USDT coins, not to exceed 20% of the Company’s net assets at any given time. To achieve this goal, the Company has been converting any extra USDT coins exceeding the 20% limit into fiat currency through exchanges including Active, MCE and HashKey Exchange. Secondly, going forward, the Company intends to store its cryptocurrencies in licensed, U.S.-regulated centralized custodians and implement a multi-level authorization mechanism for access to ensure security. As of the date of this prospectus, 31.48% of our crypto assets are stored in hot wallets maintained with crypto exchanges and the remaining 68.52% of the crypto assets are stored in self-custodied cold wallets.

Despite the adoption of the internal policy described above, as of June 30, 2024, our inventory of cryptocurrencies had an aggregate value of approximately US$74.97 million, 6.23% of which was stored in hot wallets maintained with crypto exchanges and 93.77% was stored in our self-custodied cold wallets. Among the crypto assets we held, US$1.33 million worth of crypto assets were the security deposits used as collateral for crypto futures contracts purchased on Binance.com, a type of crypto derivative. Binance.com requires all crypto futures investors to provide security deposits, which will be returned once the investor’s position is closed. In addition, we held US$63.57 million in crypto short-term investment, among which US$11.72 million were invested with Binance.com and US$51.84 million was invested with OKX. Storing cryptocurrencies in hot wallets present significant risks to us. For instance, hot wallets are constantly connected to the Internet, and are more vulnerable to hacking attempts. Cybercriminals can exploit security flaws in wallet software or phishing scams to gain unauthorized access to our hot wallets. Additionally, devices used to access hot wallets can be infected with malware or keyloggers, which could steal login credentials or private keys. If the private keys for any of our hot wallets are compromised, the assets within that wallet can be stolen, and recovery is impossible since blockchain transactions are irreversible. Furthermore, since our hot wallets are maintained with crypto exchanges, in the event that an exchange suffers a security breach, we may lose all the cryptocurrencies maintained with such exchange. Hot wallets are also more susceptible to phishing attacks.

We intend to continue monitoring the cryptocurrencies market and adopting changes to address deficiencies in our risk management processes and policies as we identify them. Nevertheless, if our risk management process and policies are inadequate to protect our assets, we may experience material loss and our business, financial condition, and results of operations may be adversely affected.

Recent disruptions in the cryptocurrency markets have caused and may continue to cause price declines and volatilities in cryptocurrencies.

Recent disruptions in the cryptocurrency markets have caused price declines and volatilities in cryptocurrencies. For instance, the price of Tether dropped below its peg price of $1.0 to $0.97 and the price of Bitcoin dropped to its lowest within two years in November 2022 after the news of FTX’s bankruptcy was disseminated. The prices of many other types of cryptocurrencies and of many publicly traded cryptocurrency companies declined. These market volatilities and disruptions may negatively impact our financial position and results of operations if the trading prices of those types of cryptocurrencies our subsidiaries mine materially decline.

Additionally, prices of cryptocurrencies are volatile in nature, including those of the cryptocurrencies we mine. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Volatility in market price of cryptocurrencies.” We adjust our mining strategy primarily based on the overall rate of return. The rate of return for mining a particular type of cryptocurrency typically depends upon a few crucial factors, including its trading price, mining difficulty, and the hash rate it takes to mine a unit of such cryptocurrency. An increase in a cryptocurrency’s trading price attracts more miners, and leads to an increase in mining difficulty of such cryptocurrency. As cryptocurrency market is volatile in nature, we monitor the trading prices of alternative cryptocurrencies on a constant basis, and adjust the mining ratios of different types of cryptocurrencies on a daily basis to maximize the overall rate of return. However, in the event that the prices of cryptocurrencies our subsidiaries mine decrease, we may not be able to achieve the optimal rate of return or any return at all, and our financial position and results of operations may suffer as a result.

We may face several risks due to disruptions in the crypto asset markets, including but not limited to, financing risk, risk of increased losses or impairments in our investments or other assets, loss of customer demand, risks of legal proceedings and government investigations, and risks from price declines or price volatility of crypto assets.

In the second half of 2022 and beginning of 2023, some of the well-known crypto asset market participants, including digital asset lenders Celsius Network LLC (“Celsius”), Voyager Digital Ltd. (“Voyager”), Three Arrows Capital (“Three Arrows”) and Genesis Global Holdco, LLC (“Genesis”) declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX, the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX and its subsidiaries filed for bankruptcy.

In response to these events, the digital asset markets have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in Bitcoin. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to us, our service providers or on the digital asset industry as a whole.

Our financial position and results of operations have been impacted by the bankruptcy of FTX. For details, see “Business— Impact of FTX’s Bankruptcy and Other Market Events.” Any failure or insolvency of large exchanges like FTX may continue to cause the price of crypto assets to fall and decrease confidence in the ecosystem, which could adversely affect an investment in us. Such market volatility and decrease in Bitcoin price have had a material and adverse effect on our results of operations and financial condition and we expect our results of operations to continue to be affected by the price of crypto assets, particularly the prices of those types of cryptocurrencies we mine. If we do not continue adjusting our short-term strategy to optimize our operating efficiency in the current dynamic market conditions, such market conditions could have a further negative result on our business, prospects or operations.

To date, we have financed our operations primarily through cash generated by our business activities. However, to the extent that we require financing in support of our operations in the future, investor concerns over our business or the crypto asset markets in general could result in higher difficulties for us to obtain adequate financing, including equity and debt financing, at terms favorable to us or at all, and we may be compelled to finance with higher interest rates or costs, tighter financial and operating covenants, or stricter limitations on access to credit and liquidity sources. Any material decline in available funding or our ability to access our cash and cash equivalents could adversely impact our ability to meet our operating expenses or result in breaches of our contractual obligations, either of which could have material adverse impacts on our operations and liquidity.

In addition to cryptocurrency mining operations and sale of mining machines, we started generating revenue from offering mining pool services and recruiting pool participants through the mining pool set up by our subsidiaries and open to customers in September 2023, which is currently dedicated to the mining of five types of cryptocurrencies, including KAS, RXD, SDR, ALPH and BGA. For the fiscal year ended December 31, 2023, the mineable assets at our mining pool included KAS and IRON. For the six months ended June 30, 2024, the mineable assets at our mining pool included a total of eleven types, namely NIM, BUGNA, HOOSAT, KAS, IRON, RXD, KLS, ALPH, PYRIN, SDR, and NEXELLIA. For details, see “Business — Mining Pool.” Any perceived or actual lack of stability in the digital asset markets and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce participants’ confidence in digital asset markets and result in greater volatility in the markets and values of cryptocurrencies. These events could result in a loss of customer demand for any products and/or services we may offer through our subsidiaries in the future.

From time to time, we become subject to legal proceedings or government investigations in the United States or in other jurisdictions, in the ordinary course of our business. See “Business — Legal Proceedings.” The nature and complexity of our business could make us susceptible to various claims, both in legal proceedings and government investigations, due to the heightened regulatory scrutiny following the recent disruptions in the crypto asset markets. Since cryptocurrency mining, and the digital asset industry in general, is a relatively new business sector involving higher financial risks, it is more likely subject to government investigation and regulatory determination, particularly following the recent bankruptcy filings of FTX and other bankruptcy filings of crypto companies to date. Any claims, regulatory proceedings or litigation that could arise in the course of our business could have a material adverse effect on our business, prospects or operations.

Additionally, we cannot assure you that the price of cryptocurrencies will not decline substantially in the future or will remain high enough for our operations to continue being profitable. Any fluctuations in the price of cryptocurrencies have had in the past and are expected to continue materially affecting our business, financial position, and results of operations, and are expected to affect the trading price and market value of our Class A ordinary shares after this offering.

We are subject to regulatory risks with regard to mining, holding, using, or transferring cryptocurrencies, which could negatively affect our business, results of operations and financial position.

Our business is subject to governmental supervision and regulation by the relevant PRC and overseas governmental authorities. In addition, governmental authorities are likely to continue to issue new laws, rules and regulations governing the cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations. Cryptocurrencies have in the past been, and may in the future, be used by market participants for black market transactions, to conduct fraud, money laundering, terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. We cannot assure you that we will successfully detect all money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations.

There is also no assurance that existing or future regulations on mining, holding, using, or transferring of cryptocurrencies would not result in an adverse effect on our business operations and results of operations. As cryptocurrency mining employs sophisticated and high computing power devices operating in an energy-intensive environment, future developments in the regulation of energy consumption, including possible restrictions on energy usage in jurisdictions where our subsidiaries conduct mining activities, may affect our business operations. For instance, on September 24, 2021, ten PRC government authorities, including the People’s Bank of China, jointly issued the Notice on Further Preventing and Resolving the Risks of Virtual Currency Trading and Speculation (the “Notice”). The Notice reinforced the concept that cryptocurrency is illegal and provides that all related services, such as offering trades, exchanging between legal tender and cryptocurrency or between different cryptocurrencies, or providing information intermediary and pricing services for cryptocurrency transactions, are all deemed illegal financial activities. As of the date of this prospectus, we have not engaged in any activities or transactions prohibited by the Notice. Nevertheless, if the PRC government adopts laws and regulations prohibiting or restricting business activities involving cryptocurrency mining in the future, our business operations, financial condition and results of operations may be materially and adversely affected.

We are subject to regulatory risks with respect to the international shipping of our mining machines, including those associated with investigations by the U.S. Customs and Border Protection and the Federal Communications Commission, which could result in disruptions to our operations, penalties, financial losses, or reputational damage.

On September 12, 2024, we were served with a Notice to Mark and/or Notice to Redeliver from the U.S. Customs, requiring us to redeliver a shipment of 180 ICERIVER mining machines, valued at approximately US$1,147,320, to the U.S. Customs for further investigation. The U.S. Customs informed us that the machines are subject to a compliance review with the applicable requirements set by the Federal Communications Commission (“FCC”). Prior to initiating such shipments, we had obtained FCC certifications for the machines subject to such investigation and have confirmed with Anbotek, the certification body, that they comply with FCC standards. Concurrently, we have determined that the ICERIVER mining machines in question were not marked with their country of origin. It is unclear if this is a concern of the U.S. Customs. This matter has been referred to the Fines and Penalties Department of the U.S. Customs. Following the September 2024 notice, eight additional shipments of ICERIVER mining machines, comprising of 2,412 units with a combined value of approximately US$7,699,608, have also been detained by U.S. Customs for investigation.

On January 23, 2025, Bgin Mining received four Notices of Seizure of ICERIVER mining machines, as issued by Fines and Penalties Department of the U.S. Customs and dated January 22, 2025. According to the notices, the specific ICERIVER mining machines do not comply with FCC’s import regulations. Property consisting of 828 ICERIVER mining machines valued at approximately US$5,594,332 was seized and is subject to forfeiture under the following provisions: 19 USC 1595a(c)(2)(A), 47 USC 510, 47 USC 302a — Communication Interference Devices; 19 USC 1595a(c)(2)(A), 47 CFR 2.935, 47 CFR 15.19, 47 CFR 2.1204 — Other FCC Violations; 19 USC 1595a(c)(2)(B), 47 USC 302a — Failure to Have License, Permit or Authorization. At this time, we are unable to estimate the investigation’s timeline or the potential penalties or fines that we may be subject to as a result.

The detainment of these shipments has caused delays in deploying the affected machines and has negatively impacted our self-mining business operations. We are actively engaging with the U.S. Customs, including the intent to seek advice of a FCC consultant/counsel, to address and resolve the issues related to these investigations. See also “Business — Legal Proceedings.”

If these investigations result in adverse findings, we could face significant fines, penalties, or restrictions on the importation of our machines to the U.S. Additionally, any prolonged investigation procedures or unfavorable findings could damage our relationships with customers, harm our reputation, and materially and adversely affect our business operations. Any regulatory compliance risks in connection with the international shipping of our mining machines, including those related to FCC standards and U.S. Customs inspections, may continue to pose challenges to our operations. Any failure to address these issues promptly and effectively could have a material adverse effect on our business, financial condition, and results of operations.

Erosion or loss of user confidence in cryptocurrencies could adversely impact our business, results of operations and financial condition.

Cryptocurrencies are open source and not related to or backed by any sovereign or business entities and are usually not anchored to or pegged to any standard currency, commodity, or rate. The value of cryptocurrencies is greatly dependent on the users’ confidence. Diverging beliefs in the concept of decentralization and negative publicity of cryptocurrencies may erode user confidence in cryptocurrencies and significantly reduce the market prices of cryptocurrencies.

Additionally, confidence in the confirmation process and a cryptocurrency network could also be challenged by such cryptocurrency’s tendency to centralize. A key reason that cryptocurrencies have attracted many new and committed users in a short period of time is its decentralized nature, or the lack of control by a central authority. Individuals, companies or groups that control vast amounts of computing power of any given cryptocurrency can affect the market price of such cryptocurrency. Moreover, if a malicious actor obtains control of 50% of the aggregate hash rate active on a cryptocurrency’s network, it could prevent new transactions from being confirmed, turn off hashing power as a coercive tactic and possibly reverse transactions that were previously completed, despite the intended decentralized structure. Such concerns or skepticism about the decentralized nature of cryptocurrencies may cause current participants to lose confidence in the cryptocurrency industry. This in turn could adversely affect our business and results of operations as we derive a substantial majority of our revenue from mining cryptocurrencies and selling those we mine.

The cost of producing new mining machines and obtaining raw materials for such production has historically been capital intensive, and is likely to continue to be very capital intensive, which may have a material and adverse effect on our business and results of operations.

The success and profitability of the mining operations conducted by our subsidiaries depends largely on the costs, including costs of mining machines and electricity, associated with our subsidiaries’ mining activities. We can be profitable only if such costs are lower than the prices of the cryptocurrencies our subsidiaries mine when they sell such cryptocurrencies. Our subsidiaries’ mining machines experience ordinary wear and tear from operation and can function normally for an average of three years. Our subsidiaries’ mining machines may also face more significant malfunctions caused by factors which may be beyond the control of our subsidiaries. Over time, our subsidiaries will replace those mining machines which are no longer functional with new mining machines our subsidiaries manufacture. Additionally, as technology evolves, our subsidiaries are required to continue investing in research and development to invent newer models of mining machines to remain competitive in the market.

Although the adoption of certain measures, including our subsidiaries’ proprietary mining machine management software, which permits our subsidiaries to turn on or off each mining machine and monitor certain crucial data of these machines in real time, and the equipment of our subsidiaries’ mining machines with high-efficiency cooling system, which can dissipate heat efficiently, may help maintain the normal functions of our subsidiaries’ mining machines for a longer period of time, all of the mining machines deployed by our subsidiaries will degrade due to ordinary wear and tear from usage. Additionally, all of these machines will eventually become obsolete, and may also be lost or damaged due to factors outside of our control. Once such event happens, these mining machines will need to be repaired or replaced along with other equipment from time to time for us to stay competitive. This upgrading process requires substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis based on our ability to develop new mining machines with greater processing power and our access to adequate capital resources. If we are unable to obtain adequate numbers of new and replacement mining machines at scale, we may be unable to remain competitive in our highly competitive and evolving industry. If this happens, we may not be able to mine cryptocurrencies through our subsidiaries as efficiently or in similar amounts as our competitors and, as a result, our business and financial results could suffer. This could, in turn, materially and adversely affect the trading price of our securities and our investors could lose part or all of their investment.

Through Bgin HK, we have entered into agreements with our affiliated entities, and such agreements present potential conflicts of interest that could adversely affect our business and results of operations.

Bgin HK has an agreement with and had previously entered into agreements with Shenzhen Bgin and Zhongshan Bgin, each an affiliated entity of ours and controlled by Mr. Qi Shao, our chief technology officer, and Mr. Qiuhua Li, our chairman of the board of directors. See “Prospectus Summary — Agreements with Our Affiliated Entities in the PRC.” Interests of these affiliated entities may not necessarily be aligned with our interests and the interests of our other shareholders.

For example, conflicts of interest may rise in connection with arrangements which may be less favorable to us than similar arrangements negotiated with unaffiliated third parties. Conflicts of interest may also arise in connection with the exercise of contractual remedies, such as the treatment of events of default. As a result, those related party transactions, individually or in the aggregate, may adversely affect our business and results of operations.

We depend on a few customers for a significant portion of our revenues and the loss of any such customers could adversely affect our business, financial condition, results of operations and cash flows.

Since April 2023, through our subsidiaries, we have started selling our self-designed mining machines to customers. For the fiscal year ended December 31, 2023, we generated a total of approximately $219.78 million in revenue from selling mining machines, representing approximately 85.43% of our total revenue of that fiscal year. Two customers’ purchases each contributed to more than 10% of our aggregate revenue for the fiscal year ended December 31, 2023, representing approximately 17.38% and 13.3% of our aggregate revenue, respectively. The largest customer is based in Vietnam, and the second largest customer is based in Hong Kong. For the six months ended June 30, 2024, we generated a total of approximately $95 million in revenue from selling mining machines, representing approximately 65.71% of our total revenue of that fiscal period. For the six months ended June 30, 2024, no customer contributed to more than 10% of our total revenue.

Any fluctuation or decline in business with our major customers could have an adverse impact on our business, financial condition and results of operations. Our dependence on a small number of major customers may expose us to additional risks. For instance, a slowdown, delay or reduction in a customer’s orders could result in excess inventories or unexpected fluctuations in our operating results and liquidity. Our major customers may have significant purchasing leverage over us to require changes in sales terms including pricing, payment terms and product delivery schedules, which could adversely affect our business, financial condition, results of operations and cash flows. If one of our major customers delays payment of or is unable to make payments, that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our subsidiaries depend on a limited number of suppliers for the raw materials of their mining machines and, historically, have depended on one manufacturer for their miners, making them vulnerable to supply disruption and price fluctuation.

In 2024, our subsidiaries source raw materials, including chips, PCBs, other electronic components, and structure components, from a total of 124 suppliers. Our reliance on a limited number of suppliers could result in raw material delivery problems and delays and reduced control over the pricing and quality of those raw materials our subsidiaries source. Though in some cases, we may prefer to have multiple sources to procure certain key items used in our operations, in some cases it is not practical or feasible to do so, particularly in our industry.

If our subsidiaries lose one or more of the large suppliers, our subsidiaries may suffer a disruption in the supply of raw materials if they are unable to acquire such raw materials from an alternative supplier on a timely basis on reasonable commercial terms or at all for any reason. Any supply disruption, including delay in delivery by raw material suppliers, increased demand in their products causing them to delay production or delivery to our subsidiaries, or the bankruptcy or shutdown of these suppliers, could prevent our subsidiaries from competing with other cryptocurrency mining companies, or could force our subsidiaries to purchase raw materials from parties other than those with which our subsidiaries presently have business relationships, which may charge our subsidiaries more, and all of which may materially and adversely affect our business and results of operations. Furthermore, as we do not maintain an inventory of machines for our machine selling business, and only place orders with third-party production partners after an order is received, any supply disruption could also lead to a delay in delivery or potentially a breach of our sales orders with customers, which could lead to loss of customers, substantial litigations, and material damage to our brand and reputation. See also “Business — Sale of Mining Machines.”

We rely on a steady and inexpensive power supply for operating mining farms and running mining machines. Failure to access large quantity of power at reasonable costs could significantly increase our expense relate to certain business and adversely affect our business and results of operations.

Cryptocurrency mining consumes a significant amount of energy power to process the computations and cool down the mining hardware. Therefore, a steady and inexpensive power supply is critical to cryptocurrency mining. To lower mining costs, our subsidiaries have located and operated their mining machines in Nebraska and West Virginia in the U.S., where energy is less expensive. There can be no assurance that our operations will not be affected by power shortages or increase in energy prices in the future. In particular, the power supply could be disrupted by nature disasters, such as floods, mudslides and earthquakes, or other similar events beyond our control. Power shortages, power outages or increased power prices could negative impact the normal operation of our mining farms, and reduce the expected economic returns from our mining operations. Under such circumstances, our business, results of operations and financial condition could be materially and adversely affected.

Shortages in, or rises in the prices of, the raw materials of our subsidiaries’ mining machines may adversely affect our business, financial condition, and results of operations.

Given the long production period to manufacture, assemble, and deliver certain raw materials and products, problems could arise in the production process that could seriously interrupt our operations, including the possibility of defective parts, an increase in raw material costs, delays in delivery schedules, and shortages of raw materials. The raw materials our subsidiaries use for the production of mining machines used for operations and to be sold include chips, PCBs, other electronic components, and structure components. The production of mining machines depends on obtaining adequate supplies of these raw materials on a timely basis and at competitive prices. Our subsidiaries do not maintain inventories of these raw materials, and rather, our subsidiaries purchase such raw materials on an as-needed basis from various third-party suppliers that satisfy our quality standards and meet our production requirements.

Shortages of raw materials could result in reduced production and delays in production, as well as increase in production costs, which may negatively affect our subsidiaries’ abilities to conduct their mining operations accordingly to their plans or to timely fulfill the customer orders or at all. Raw material shortages may also increase our costs of operations because we may be required to pay higher prices for raw materials in short supply, or redesign or reconfigure products to accommodate for substitute raw materials. As a result, our subsidiaries’ business and our results of operations could be materially and adversely affected.

The quality of our subsidiaries’ mining machines relies on third-party production partners that we maintain business relationship with. Any failure by such third-party production partners to manufacture mining machines with high quality could materially and adversely affect our business, financial condition and results of operations.

Our subsidiaries rely on third-party production partners to manufacture mining machines for them and conduct quality control testing and, as such, the quality of our subsidiaries’ mining machines and our business operations may be affected by actions taken by the third-party production partners that are outside of our control. Despite the measures our subsidiaries have taken to ensure the quality of mining machines, to the extent that any of the production partners is unable to maintain its production facilities’ efficiency or deliver quality mining machines in a timely manner, which may be due to events that are outside of our subsidiaries’ or the production partners’ control, such as manufacturing defects, we may not be able to carry out our mining operations as planned and our business, financial condition, and results of operations may be materially and adversely affected. While we have not experienced such incidents in the fiscal years ended December 31, 2022 and 2023 and the six months ended June 30, 2024, as such incidents are beyond our control, we cannot assure you that they will not occur in the future regardless of the measures we have taken and will take, through our subsidiaries, to maintain the quality of mining machines our subsidiaries use in their daily mining operations. If we are unable to effectively address these risks, our financial performance may be materially and adversely affected.

Our subsidiaries rely upon a single chip manufacturer for the manufacturing of our proprietary ASIC chips. Any failure by us to procure sufficient number of chips from this manufacturer or shift to another manufacturer may adversely affect our business operations.

Even though we developed our proprietary 8nm and 12nm ASIC chips through our subsidiaries’ in-house research and development team, the production of the 8nm and 12nm ASIC chips is completed by a single third-party chip manufacturer. It is important for us to maintain a stable relationship with this manufacturer to ensure adequate supply of ASIC chips, both to satisfy the needs for our subsidiaries’ daily operations and to meet customer demand of mining machines.

We cannot guarantee that this manufacturer will be able to meet our manufacturing requirements at all times. If it fails to success in providing quality ASIC chips to our subsidiaries in a consistent manner, the quality of our subsidiaries’ mining machines can suffer, and our subsidiaries’ mining operations, their relationships with customers, and our reputation may be materially and adversely affected. Additionally, we do not maintain long-term contracts with this manufacturer, and we source the ASIC chips on a purchase order basis. If the manufacturer raises its charges or is unable to provide our subsidiaries the requested products for any reason, or if our business relationship with this manufacturer deteriorates, we may not be able to obtain the required ASIC chips and would have to seek alternatives, which may not be available immediately on commercially reasonable terms, or at all. In such event, our business and results of operations may be materially and adversely affected.

Our subsidiaries do not maintain long-term contracts with suppliers. If our subsidiaries are unable to source from their current suppliers and unable to find acceptable substitutes at reasonable costs or at all, our production costs may increase and our business and results of operations may be materially and adversely affected.

We have historically sourced raw materials of mining machines through our subsidiaries and, from March 2019 to February 2022, also through our affiliated entities pursuant to the Agency Agreement on an order-by-order basis from suppliers, and our subsidiaries do not maintain long-term contracts with their suppliers. In 2024, our subsidiaries had a total of 124 suppliers, for sourcing the raw materials for producing the machines both used in our own operations and to be sold to customers. We intend to rely upon our subsidiaries exclusively for the sourcing of raw materials in the future. If our subsidiaries lose any of these major suppliers and are unable to find acceptable substitutes at reasonable costs or at all, our production costs may increase, and our production process may be delayed or suspended. In such event, our business and results of operations may be materially and adversely affected.

Our subsidiaries’ mining operations, including the mining farms and hosting facilities in which our subsidiaries’ mining machines are operated, may experience damages, and any resulting damages are not covered by insurance.

Our subsidiaries’ current mining operations are, and any future mining operations our subsidiaries establish, will be, subject to a variety of risks relating to such mining operations’ physical condition, including, but not limited to:

•        the presence of construction or repair defects or other structural or building damage;

•        any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

•        any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and

•        claims by employees and others for injuries sustained at our properties, including as a result of exposure to high voltage operations, extreme temperature conditions in the mining farms and hosting facilities where our subsidiaries’ mining machines are located, and exposure to on-site contaminants and pollutants.

For example, the mining farms and hosting facilities where our subsidiaries’ mining machines are located could be rendered temporarily or permanently inoperable as a result of a fire or other natural disaster or by a terrorist or other attack on such mining farms and hosting facilities. The security and other measures our subsidiaries take to protect against these risks may not be sufficient. Additionally, the mining farms and hosting facilities where our subsidiaries’ mining machines are located could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. Our subsidiaries currently do not maintain any commercial insurance and, as such, they may suffer substantial losses as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mining farms and hosting facilities where our subsidiaries’ mining machines are located, our subsidiaries may not be able to remediate that loss in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such mining farms and hosting facilities.

We face risks related to disputes with hosting service providers, which could result in operational disruptions, financial losses, and adverse effects on our business.

On June 14, 2024, through BGIN Infrastructure US, we entered into a Hosting Services Agreement with a hosting service provider (the “Provider”). The Provider terminated the Hosting Services Agreement on December 20, 2024. The Provider is in possession of 5,325 mining machines owned by BGIN Infrastructure US. Subsequently, on December 30, 2024, the Provider sent a demand letter, offering to reinstate the Hosting Services Agreement, provided that BGIN

Infrastructure US remit outstanding balance in the amount of US$28,595.63 and additional security deposit equal to one month’s costs of power usage by December 31, 2024. In response, on December 31, 2024, BGIN Infrastructure US provided a written notice to the Provider through email, agreeing to terminate the Hosting Services Agreement as of December 20, 2024, citing the Provider’s breach of the agreement due to ongoing performance issues, including the Provider’s failure to operate the mining machines at hash rates required by the Hosting Services Agreement. BGIN Infrastructure US and the Provider dispute whether each other has complied with the Hosting Services Agreement. Both companies have threatened legal action against the other for alleged breaches of contract, among other potential claims. BGIN Infrastructure US and the Provider are in settlement discussions. The Provider has represented to BGIN Infrastructure US that the mining machines are not operational and will not be returned until the dispute is resolved. There is no assurance that settlement discussions will be successful. It is possible that the dispute with the Provider will result in legal proceedings, starting with arbitration, which could result in legal cost and the prolonged delay of the return of the mining machines. The inability to operate the mining machines while they remain in the Provider’s control could adversely impact our revenue and profitability. See also “Business — Legal Proceedings.”

As of the date of this prospectus, out of the total 48,741 machines that we own, 34,157, or approximately 70.1%, are located at mining facilities managed by third parties. We are subject to substantial risks associated with our reliance on third-party hosting service providers, including the potential for operational disruptions, disagreements with such service providers, and delays in retrieving our assets in the event of contractual disputes. If similar disputes occur with other hosting providers, our ability to operate our mining machines efficiently may be further compromised, negatively impacting our business, financial condition, and results of operations.

The proper functioning of our subsidiaries’ technology infrastructure is essential to our subsidiaries’ business, and any failure to maintain the satisfactory performance, security and integrity of our subsidiaries’ technology infrastructure would materially and adversely impair our subsidiaries’ ability to conduct business operations and affect our financial condition and results of operations.

The proper functioning of our subsidiaries’ technology infrastructure is essential to the conduct of our subsidiaries’ business. For instance, the functioning of our subsidiaries’ mining network is potentially vulnerable to damage or interruption as a result of earthquakes, floods, fires, extreme temperatures, power loss, telecommunications failures, technical error, computer viruses, hacking and similar events. Additionally, our subsidiaries may encounter problems when upgrading their systems and undetected programming errors could adversely affect the performance of the technologies used by our subsidiaries. If the normal functioning of such technologies experience frequent or persistent disruptions, our business operations may be interrupted, which may result in a material adverse impact on our business, financial condition and results of operations.

Our subsidiaries may fail to anticipate or adapt to technology innovations in a timely manner, or at all.

The cryptocurrency market is undergoing rapid technological changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in our subsidiaries’ mining machines becoming obsolete at sudden and unpredictable intervals. For example, the developments in computing technology, such as quantum computing, may fundamentally change the demand for existing mining technology and mining machines, which could negatively impact our subsidiaries’ business if they fail to respond to the technology development effectively. To maintain our competitiveness, through our subsidiaries, we have actively invested in research and development. Through our subsidiaries, we have developed and put into use eleven new models of mining machines under the series “KS”, three models under series “AL”, and one model under series “RX”, with each series designed for mining KAS coins, ALPH coins, and RXD coins, respectively. We are currently in the process of developing another series of machines. These new models recently developed and under development are expected to have greater computing power compared to the series “M” models we launched prior to 2023. The process of research and development is inherently complex and involves significant uncertainties. There are a number of risks involved in the process, including failure to translate development plans into commercially feasible mining machines, lack of adequate funding and resources necessary for continuous investments in research and development, or chances that our subsidiaries’ mining machines may become obsolete due to rapid advancements in technology, especially new product launches and changes in consumer preferences, and lack of protection of our subsidiaries’ newly developed technologies as proprietary intellectual property rights. If our subsidiaries are not able to develop and deploy mining machines that are able to mine cryptocurrencies with profits, we may not be able to compete effectively in the market through our subsidiaries and our business and results of operations could be materially and adversely affected.

Any failure to timely complete the construction of our subsidiaries’ mining farm and commence its commercial operations could negatively affect our business operations.

We launched an additional mining farm through our subsidiaries in Nebraska in August 2023, which has a total power capacity of approximately 20MW. As of the date of this prospectus, to accommodate our rapid growth in the past year, we decided to have a portion of our mining machines hosted by third-party hosting service providers, which are currently at four different locations in the States of Iowa, Texas, West Virginia and Ohio, respectively. As we grow our business, we may construct additional mining farms from time to time. Specifically, within the next two years, we plan to establish a mining farm network with an aggregate power capacity of approximately 500MW, through constructing, leasing or acquiring additional farms. In such event, we cannot give assurances that the construction of any mining farm will be completed as scheduled, without cost overrun or at all. Even if the construction of a mining farm is completed on a timely basis, we cannot give assurances that the full commercial operations will begin as we expected. In addition, we may not be able to attract a sufficient number of skilled workers to meet the needs of our subsidiaries’ mining farm(s) which may be built in the future. If our subsidiaries experience delays in construction or commencement of the full commercial operations, supply chain disruptions, increased costs of component parts or raw materials, increased costs or lack of skilled labor, or if other unforeseen events occur, our business, financial condition and results of operations could be adversely impacted. Operating results could also be unfavorably impacted by start-up costs until production at a new mining farm reach planned levels. Cost overruns associated with constructing a mining farm could require us to raise additional funds from other sources.

We are subject to environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

Our subsidiaries’ operations and properties are subject to laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the countries and localities in which we operate. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; limitation or prohibition of construction and operating activities in environmentally sensitive areas; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.

Our subsidiaries’ mining business is subject to local government regulation.

We and our subsidiaries are subject to extensive and varied local government regulation, including regulations relating to public health, safety and zoning codes. Our subsidiaries operate in accordance with standards and procedures designed to comply with applicable codes and regulations. However, any failure to obtain or retain any required licenses could adversely affect our subsidiaries’ operations. Although our subsidiaries have not experienced, and do not anticipate experiencing any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent our subsidiaries from mining at their current mining farms or hosting facilities or further expanding their operations.

Some of our subsidiaries conducted business in certain states without first obtaining certificates of authority. These entities may face adverse consequences for their business activities conducted prior to obtaining such certificates.

As of the date of this prospectus, our mining farm operations in the U.S. are conducted in the State of Nebraska, mainly through our subsidiaries, (i) Bgin HK, a company formed in Hong Kong, (ii) Bgin Management and Bgin Infrastructure US, companies formed in the State of Delaware, and (iii) Bgin Mining, a company formed in the State of Nebraska. Through Bgin Infrastructure US, we also have a portion of our mining machines hosted by third-party hosting service providers at four different locations in the States of Iowa, Texas, West Virginia and Ohio, respectively. From October 2022 to April 2023, through Bgin HK, we also conducted operations in the State of West Virginia. From August 2024 to December 2024, through Bgin Infrastructure US, we conducted operations in the State of Pennsylvania and from October 2024 to January 2025 in the State of North Dakota. In addition, as of October 2024, Bgin Infrastructure US has begun conducting business in the State of Massachusetts, not in the form of mining farm operations, but as the employer of a Massachusetts based staff member.

Bgin Infrastructure US obtained a certificate of authority to conduct business in the State of Nebraska in June 2022. Also, Bgin Infrastructure US obtained certificates of authority to conduct business in the State of Texas in December 2024, and in the States of Iowa, Ohio, Pennsylvania and West Virginia in January 2025.

Bgin Management obtained certificates of authority to conduct business in the States of Nebraska and West Virginia in August 2022 and December 8, 2022, respectively, and Bgin HK obtained certificates of authority to conduct business in the States of Nebraska and West Virginia in February 2023. Also, Bgin Management obtained certificates of authority to conduct business in the States of Texas and Iowa in December 2024 and in January 2025, respectively.

As of the date of this prospectus, Bgin Infrastructure US has submitted the application for certificates and has yet to obtain certificates of authority to conduct business in the States of Massachusetts and North Dakota. As of the date of this prospectus, Bgin Management has submitted the application for certificates and has yet to obtain certificates of authority to conduct business in the States of Ohio and North Dakota.

We may face adverse consequences for any business activities conducted by these entities prior to obtaining certificates of authority. For example, a company may be liable for a civil penalty of up to $10,000 each year it transacts business in Nebraska without a certificate of authority, and a company may be liable for all taxes and fees for the period it has transacted business in the State of West Virginia without a certificate of authority in an amount equal to all taxes and fees which would have been imposed had the certificate been duly obtained, plus all penalties for failure to pay such taxes and fees.

The cryptocurrencies stored by our subsidiaries may be subject to accidental or unauthorized loss or theft or otherwise may be access restricted.

There is a risk that some or all of our subsidiaries’ cryptocurrencies could be lost or stolen. Cryptocurrencies are stored in cryptocurrency sites commonly referred to as “wallets” by holders of cryptocurrencies which may be accessed to exchange a holder’s cryptocurrencies. Access to our subsidiaries’ cryptocurrencies could also be restricted or otherwise compromised by cybercrime (such as a denial of service attack) against a service at which we maintain a hosted hot wallet. A hot wallet refers to any cryptocurrency wallet that is connected to the internet. Generally, hot wallets are easier to set up and access as compared to wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage or cold wallets refers to any cryptocurrency wallet that is not connected to the internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions. In light of FTX’s bankruptcy and recent market conditions, we adopted an internal policy on January 1, 2023 to exchange all of our cryptocurrencies mined on a single day into Tethers the next day, and place the Tethers in cold wallets, and each time the value of Tethers in cold wallets reach US$100,000, we will initiate a request to change the Tethers to fiat currency. Since July 15, 2023, due to a material increase in the value of cryptocurrencies mined on a daily basis and customer payments in UDST coins for mining machines purchased, our USDT balance exceeded the US$100,000 threshold on a daily basis. As of June 30, 2024 and December 31, 2023 and 2022, we had USDT balance of US$68,813,402, US$115,794,346 and US$1,185,682, respectively. As this custody policy is no longer observed in practice since July 10, 2023, and we believe this policy no longer suits our operational needs, we are contemplating an amendment to this internal policy. Since June 2023, the Company has experienced significant growth in terms of its revenue and net income due to the new business line of selling mining machines. From June 2023 to December 2023, the Company averaged nearly US$1.3 million in daily revenue, with the highest single-day sales revenue exceeding US$20 million. As a result, it became impractical for the Company to comply with the requirements set forth in the previously adopted custody policy of maintaining a USDT balance of no more than US$100,000 without initiating an average of dozens of exchange requests each day. Additionally, the Company did not maintain enough number of bank accounts in the U.S. to receive the money transferred if all USDT balance were to be exchanged and transferred the immediately following day. The Company has adopted the following plans to safeguard and store its crypto assets, which have been approved by its chief executive officer and chairman of the board of directors. Firstly, given its current business scale, profitability, and risk tolerance, the Company intends to continue holding a portion of its assets in USDT coins, not to exceed 20% of the Company’s net assets at any given time. To achieve this goal, the Company has been converting any extra USDT coins exceeding the 20% limit into fiat currency through exchanges including Active, MCE and HashKay. Secondly, going forward, the Company intends to store its cryptocurrencies in licensed, U.S.-regulated centralized custodians and implement a multi-level authorization mechanism for access to ensure security. As of the date of this prospectus, 31.48% of our crypto assets are stored in hot wallets maintained with crypto exchanges and the remaining 68.52% of the crypto assets are stored in self-custodied cold wallets.

Hackers or malicious actors may launch attacks to steal, compromise or gain access to cryptocurrencies, such as by attacking the cryptocurrency network source code, exchange miners, third-party platforms, cold and hot storage locations or software, or by other means. We may be in control and possession of one of the more substantial holdings of cryptocurrency. As we increase in size, we may become a more appealing target for hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability. The loss or destruction of a private key required to access one or more of our digital wallets may be irreversible and we may be denied access for all time to our cryptocurrency holdings associated with that wallet. While we would be able to set up a new wallet to hold cryptocurrencies mined in the future, such a loss in holdings could adversely affect our investments and assets.

In addition, as with any computer code generally, flaws in cryptocurrency codes may be exposed by malicious actors. Several errors and defects have been found, including those that disabled some functionality for users and exposed users’ information. Exploitations of flaws in the source code that allow malicious actors to take or create cryptocurrency have previously occurred. Despite our efforts and processes to prevent such defects and breaches, our subsidiaries’ devices, as well as their mining machines, computer systems and those of third parties that they use in operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering with our mining machines and computer systems or those of third parties that our subsidiaries use in their operations. Such events could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies our subsidiaries mine or otherwise acquire or hold for their own account now or in the future.

Moreover, our subsidiaries’ cryptocurrencies may be access restricted based on the inaccessibility or compromise of digital wallets. Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public blockchain. We will publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets. As part of our custody policies, we store cryptocurrencies in our self-custodied cold wallets, and only each of Mr. Qiuhua Li, the chairman of our board of directors, Mr. Qingfeng Wu, our chief executive officer, and two of our employees, have access to the private keys for a cold wallet, which is assigned to and safeguarded by such individual, and only such individual with cold wallet access has the authority to release proceeds from our self-custodied cold wallets. This practice may present significant risks in the event that the private keys are lost. See also “Prospectus Summary — Our Crypto Asset Custody Policies and Procedures.” To the extent such private keys are lost, destroyed or otherwise compromised, we will be unable to access our subsidiaries’ cryptocurrencies and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store our cryptocurrencies could have a material adverse effect on our ability to operate our business or to pursue our new strategy at all, which could have a material adverse effect on our existing and prospective business, operations, or the value of any cryptocurrencies our subsidiaries mine or otherwise acquire or hold.

We evaluate custody risk and have established processes to manage wallets that are associated with the holdings of our subsidiaries’ cryptocurrencies. There can be no assurances that any processes we have adopted or will adopt in the future are or will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our subsidiaries’ cryptocurrencies due to an adverse software or cybersecurity event.

We periodically evaluate third-party custodial wallet alternatives, but there can be no assurance we will utilize such services or any other new options may develop in the future, and if a custodial wallet is used there can be no assurance that such services will be more secure than those presently employed by our subsidiaries. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict.

We have developed a mining pool. Any cyber-attacks against the mining pool may result in materially negative impact on our business, financial position, and results of operations.

Through our subsidiaries, we have launched a mining pool in September 2023, which is currently dedicated to the mining of five types of cryptocurrencies, namely KAS, RXD, SDR, ALPH, and BGA. Should our mining pool operating system suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact the ability of our mining pool to function normally and the ability of mining pool participants to mine and receive revenue. Furthermore, as a mining pool operator, we are responsible for maintaining the accuracy of record keeping to accurately record the total processing power provided to the pools for a given cryptocurrency mining application in order to assess the proportion of that total processing power each participant provides. In the event that our record keeping function is inaccurate and we pay out incorrect amount of reward to pool participants, we may receive complaints, be required to compensate pool participants for the difference in reward, and experience reputational damage, all of which could have an adverse effect on our business and operations and make our mining pool less attractive to miners.

In addition, as a common practice in the industry, we intend to temporarily hold the mining rewards of the pools in designated hot wallets until they are distributed to mining pool participants. During this time, cryptocurrencies held by us may be subject to risk of loss due to theft or loss of private keys, among other things, and distributions of such cryptocurrencies from us to other wallets may be intercepted by malicious actors. If we experience a cyberattack, software malfunction or other similar issue, or discovers a shortfall in the cryptocurrencies held by the pool, we may be subject to complaints, litigations, compensation requirements and reputational damage, and our business, financial condition, and results of operations may be materially and adversely suffered as a result.

Our success in selling mining machines depends largely on external factors in the crypto mining industry.

Customers who purchase our subsidiaries’ self-designed mining machines are crypto asset miners. The crypto mining industry is subject to various risks which could adversely affect customers’ ability to continue to operate their businesses, including, but not limited to:

•        ongoing and future government or regulatory actions that could effectively prevent the mining operations of the customers of our subsidiaries, with little to no access to policymakers and lobbying organizations in many jurisdictions;

•        any newly enacted laws and regulations that determine crypto assets’ status as a “security,” a “commodity” or a “financial instrument” in any relevant jurisdiction which may be subject our subsidiaries’ customers to regulatory scrutiny, investigations, fines, and other penalties;

•        banks or financial institutions may close the accounts of businesses engaging in crypto asset-related activities as a result of compliance risk, cost, government regulation or public pressure;

•        use of crypto assets in the retail and commercial marketplace is limited;

•        extreme volatility in the market price of crypto assets that may harm the financial resources of our subsidiaries’ customers or cause them to reduce or cease mining operations;

•        use of a ledger-based platform may not necessarily benefit from viable trading markets or the rigors of listing requirements for securities creating higher potential risk for fraud or the manipulation of the ledger due to a control event;

•        concentrated ownership, large sales of crypto assets, or distributions or redemptions by vehicles invested in crypto assets could have an adverse effect on the demand or, and market price of, such crypto asset;

•        our subsidiaries’ customers could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto, rapidly changing technology or methods of, rules of, or access to, platforms;

•        the number of crypto assets awarded for solving a block in a blockchain could decrease which may adversely affect the incentive of our subsidiaries’ customers to expend processing power to solve blocks and/or continue mining and our subsidiaries’ customers may not have access to resources to invest in increasing processing power when necessary in order to in order to maintain the continuing revenue production of their mining operations;

•        our subsidiaries’ customers may face third parties’ intellectual property claims or claims relating to the holding and transfer of crypto assets and their source code, which, regardless of the merit of any such action, could reduce confidence in some or all crypto asset networks’ long-term viability or the ability of end-users to hold and transfer crypto assets;

•        contributors to the open-source structure of the crypto asset network protocols are generally not directly compensated for their contributions in maintaining and developing the protocol and may lack incentive to properly monitor and upgrade the protocols;

•        a disruption of the Internet on which the business of mining crypto assets is dependent;

•        decentralized nature of the governance of crypto asset systems, generally by voluntary consensus and open competition with no clear leadership structure or authority, may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles; and

•        security breaches, hacking, or other malicious activities or loss of private keys relating to, or hack or other compromise of, digital wallets used to store crypto assets could adversely affect the ability of our subsidiaries’ customers to access or sell their crypto assets or effectively utilize impacted platforms.

Even if our subsidiaries are able to diversify their customer base, negative impacts to the crypto mining industry in general may negatively affect our business, financial condition, operating results, liquidity and prospects.

We may not be able to price our mining machines and our services at our desired margins as a result of any decrease in our pricing ability or changes in market conditions.

We set prices for our mining machines and services taking into consideration the market price of cryptocurrencies, price of comparable products or services of our competitors, the expected economic return of cryptocurrency mining, product and service types and demand for our mining machines and services, Additionally, we review and adjust the pricing of our mining machines and services on a periodic basis. We cannot assure you that we will be able to maintain our pricing ability, and our gross profit margin may be driven down by market conditions and/or other factors. In the event that we face higher pricing pressure due to intensified competition from other manufacturers, or if we otherwise lose pricing ability due to weaker demand for our mining machines or services, we may need to cut our prices and lower profit margins. Moreover, we may not be able to accurately estimate our costs or pass on all or part of any increase in our costs of operations to our customers, including the costs of raw materials. In such event, our business operations, financial position and results of operations could be materially and adversely affected.

If we fail to maintain an effective quality control system, our business could be materially and adversely affected.

We believe that quality is essential to the success of our products, and we place emphasis on product quality. To meet our customers’ requirements and expectations for the quality and safety of our products, as well as to ensure the efficiency and safety of our own mining machines. We adhere to stringent quality control measures. See “Business — Mining Machines — Quality Control.” Failure to maintain an effective quality control system or obtain or renew our quality control standards may result in a decrease in demand for our products or cancellation or loss of purchase orders from customers. Moreover, our reputation could be impaired. As a result, our business and results of operations could be materially and adversely affected.

Product defects resulting in a large-scale product recall or product liability claims against us could materially and adversely affect our business, results of operations and reputation.

Despite our quality control measures in place, we cannot assure you that all products produced by us are free of defects. Consequently, any product defects identified by our customers or end users might erode our reputation and negatively affect our customer relationships and future business. Product defects may also result in product returns and large-scale product recalls or product liability claims against us for substantial damages. Such claims, even if unsuccessful, would likely be time-consuming and costly to defend and could divert significant resources and management attention. As a result, our business, results of operations and reputation could be materially and adversely affected by any product defects.

The loss of any member of our senior management team, or our failure to attract, train and retain qualified personnel could impair our ability to grow our business and effectively execute our business strategy.

Since our inception, the growth and expansion of our business operations have depended on the business strategies and foresight of our senior management. Our future success depends, in a large part, on the continued contribution of our senior management team. We cannot assure you that we will be able to retain key existing employees and/or PRC individuals. The loss of any of our co-founders, senior management or research and development team members could harm our ability to implement our business strategies and to respond to the rapidly changing market conditions in which we operate, or could result in other operating risks. The loss of one or more of our key employees and/or PRC individuals or our inability to retain, attract and motivate qualified technical personnel could have a material adverse effect on our business, financial condition and results of operations.

Our future success also depends on our ability to retain, attract and incentivize qualified personnel, especially research and development personnel. As the driver of our technological innovation, our research and development personnel represent a very significant asset to us. The process of hiring employees and/or PRC individuals with the combination of skills and characteristics required to implement our strategy can be competitive and time-consuming. We cannot assure you that we will be able to attract adequate personnel as we continue to pursue our business strategies.

Our chief technology officer, Mr. Qi Shao, owns 70% in Shenzhen Bgin. His involvement in Shenzhen Bgin could present conflicts of interests.

Mr. Qi Shao, our chief technology officer, used to devote ten to fifteen hours per week to the management and oversight of the operations of Shenzhen Bgin until September 1, 2024, when he stopped managing and overseeing Shenzhen Bgin’s operations. As of the date of this prospectus, we are not aware of any conflicts between Mr. Qi Shao and our Company. However, Mr. Qi Shao may have actual or potential conflicts of interest with us in the future. Due to his ownership in Shenzhen Bgin, to the extent that a conflict of interest between Shenzhen Bgin and our Company occurs, Mr. Shao may not act in the best interests of our Company. We cannot assure you that when conflicts of interest arise Mr. Shao will act in our best interests or that such conflicts will be resolved in our favor.

On January 1, 2025, we entered into a Conflict of Interests Agreement with Shenzhen Bgin, pursuant to which Mr. Qi Shao agrees to act in the best interests of the Company, devote sufficient time, effort and resources to fulfill his obligations as the chief technology officer of the Company, and, without the prior written approval of the Company’s board of directors, not to engage in or facilitate any business operations of Shenzhen Bgin that would complete with the Company’s business operations. Mr. Qi Shao also agreed to disclose to the Company any actual or potential conflicts of interests arising from his role at Shenzhen Bgin as they arise and, in the event that the Company experiences any damages as a result of Mr. Qi Shao’s conflict of interests as a result of his ownership in Shenzhen Bgin, Mr. Qi Shao agrees to indemnify the Company for such damages in the amount determined by the Company’s board of directors or an independent third-party auditor. This agreement remains in effect during the term in which Mr. Shao serves as the chief technology officer of the Company and holds an equity interest in Shenzhen Bgin. If we cannot resolve a conflict of interest or dispute between us and Mr. Shao, we may lose the services of Mr. Shao and the expertise he has in the industry we operate, and we may have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Third parties may claim that we and/or our subsidiaries are infringing upon their intellectual property rights, which may prevent of inhibit our subsidiaries’ operations and cause us and/or our subsidiaries to suffer significant litigation expense even if these claims have no merit.

Our success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in the cryptocurrency space, as well as litigation, based on allegations of infringement or other violations of intellectual property, including by large financial institutions. Furthermore, individuals and groups can purchase patents and other intellectual property assets solely for the purpose of making claims of infringement to extract settlements from companies like ours.

From time to time, third parties may claim that we and/or our subsidiaries are infringing upon or misappropriating their intellectual property rights, and we and/or our subsidiaries may be found to be infringing upon such rights. Any claims or litigation could cause us and/or our subsidiaries to incur significant expenses and, if successfully asserted against us and/or our subsidiaries, could require that we and/or our subsidiaries pay substantial damages or ongoing royalty payments.

Furthermore, the occurrence of infringement claims may be likely to grow as the cryptocurrency ecosystem grows and matures. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our subsidiaries’ business and our operating results and financial condition.

The COVID-19 pandemic has disrupted and may continue to disrupt international shipping and manufacturing pipelines, and our subsidiaries may not be able to ship their mining machines to their mining farms or hosting facilities in the U.S. in a timely or cost-effective manner, which could materially and adversely affect our business and results of operations.

The COVID-19 pandemic has resulted in authorities imposing, and businesses and individuals implementing, numerous unprecedented measures to try to contain the virus. While there have been vaccines developed and administered, and the spread of COVID-19 may eventually be contained or mitigated, we cannot predict the timing of vaccine roll-outs globally or the efficacy of such vaccines. In addition to vaccinations, containment efforts have included travel bans and restrictions, quarantines, shelter-in-place/stay-at-home and social distancing orders, and shutdowns. These decisions, as well as potentially lasting increased adoption of remote meeting and collaboration technologies, may negatively impact our business and harm productivity and collaboration, in particular for key personnel. The extent to which the COVID-19 pandemic will continue to affect our business, results of operations and financial condition is difficult to predict and depends on numerous evolving factors, including: the duration and scope of the pandemic and its impact on overall global uncertainty; government, social, business and other actions that have been and will be taken in response to the pandemic; and the pandemic’s effect on short- and long-term general economic conditions.

Current and future restrictions or disruptions of transportation, such as reduced availability of air and ground transport, port closures or congestion, and increased border controls or closures, could materially adversely affect us. We have already observed a significant increase in both air and sea freight costs as a result of the COVID-19 pandemic, which results in higher shipping costs for us as our subsidiaries ship their newly assembled mining machines from Hong Kong to their mining farms and hosting facilities in the United States from time to time. As of the date of this prospectus, other than 543 machines located in our warehouse in Hong Kong, all of our subsidiaries’ mining machines are in the U.S., and they own a total of 48,741 mining machines for their own operation purposes, among which 27,898 are under operation, 18,431 are not operated and stored in the mining farms in the U.S. or our warehouses in Hong Kong and Beatrice, Nebraska, and 2,412 are being detained by U.S. Customs. See “Business — Legal Proceedings.” If we experience increased costs as such in the future, we may be subject to material adverse impact on our financial condition and results of operations.

Nevertheless, there remain uncertainties surrounding the future development of the COVID-19 pandemic, including any new variants. The extent to which it may affect our business operations and results of operations is highly uncertain at this time and difficult to predict. There may be potential impacts on our results of operations if the pandemic and the resulting disruption were to reoccur.

Cryptocurrencies and cryptocurrency transactions may be subject to further taxation in the future.

In recent years, the rise of cryptocurrency prices and transaction volume has attracted the attention of tax authorities. As the laws governing cryptocurrencies are still evolving, the tax treatment of cryptocurrencies and cryptocurrency transactions in various jurisdictions are subject to change. While some countries intend to or have imposed taxation on cryptocurrencies and cryptocurrency transactions, other tax authorities are silent. As there is considerable uncertainty over the taxation of cryptocurrencies, we cannot guarantee that the cryptocurrencies and cryptocurrency transactions denominated in cryptocurrencies will not be subject to further taxation in the future, including but not limited to additional taxes and increased tax rate. These events could reduce the economic return of cryptocurrency and increase the holding costs of cryptocurrencies, which could materially and adversely affect our business, results of operations and financial condition.

Cryptocurrency exchanges and wallets, and to a lesser extent, a cryptocurrency blockchain itself, may suffer from hacking and fraud risks, which may adversely erode user confidence and cryptocurrencies and result in declining market prices of cryptocurrencies.

Cryptocurrency transactions are entirely digital and, as with any virtual system, face risk from hackers, malware and operational glitches. For example, hackers can target cryptocurrency exchanges, wallets, and custodians to gain unauthorized access to the private keys associated with the wallet addresses where cryptocurrencies are stored. Cryptocurrency transactions and accounts are not insured by any type of government program and cryptocurrency transactions generally are permanent by design of the networks. Certain features of cryptocurrency networks, such as decentralization, the open-source protocols, and the reliance on peer-to-peer connectivity, may increase the risk of fraud or cyber-attack by potentially reducing the likelihood of a coordinated response. Cryptocurrencies have suffered from hacking risks and several cryptocurrency exchanges and miners have reported cryptocurrency losses, which highlight concerns over the security of cryptocurrencies and in turn affect the demand and the market price of cryptocurrencies. In addition, while cryptocurrencies use private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false cryptocurrencies. These risks may adversely affect the operation of the cryptocurrency network which would erode user confidence in cryptocurrencies, which could result in declining market prices of cryptocurrencies. As of the date of this prospectus, we have not experienced such hacking, fraud, or cyberattacks in general. If we experience such event, our business, financial condition and results of operations may be negatively and adversely affected.

The functionality of most cryptocurrency networks relies on the Internet. A significant disruption of Internet connectivity could adversely affect our business, results of operations and financial condition.

We may be subject to information technology system failure or network disruptions caused by natural disasters, accidents, power disruptions, telecommunication failures, acts of terrorism or war, computer virus, physical or electronic break-ins, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and our business continuity and disaster recovery planning may not be sufficient for al eventualities. Such a significant disruption of Internet connectivity affecting large numbers of users or geographic areas could impede the functionality of a cryptocurrency network by, among other things, preventing access to the cryptocurrency networks, interfering with transactions on our cryptocurrency exchange or impeding the confirmation process of cryptocurrency mining. In particular, some variants of cryptocurrencies have been subject to a number of attacks. Moreover, it is possible that as cryptocurrencies increase in value, they may become more attractive targets for hackers and subject to more frequent hacking and attacks.

The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of cryptocurrencies, which could rapidly increase the price of cryptocurrencies. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory, if any, following such downward adjustment. Such risks are similar to the risks of purchasing other commodities in uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

Cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our ordinary shares. Political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrency we mine.

Acceptance and/or widespread use of cryptocurrency is uncertain.

There are increasing public reports of businesses, insurance companies and local governments, among other organizations, either holding or planning to utilize cryptocurrencies, specifically Bitcoin, as a store of value or as a medium of exchange and payment method. Other companies, typically through partnerships with digital currency processors, have also begun to increase the adoption of cryptocurrencies in the retail and commercial marketplace.

Despite these public reports, there is still a relatively limited use of any cryptocurrency in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in our securities. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, cryptocurrency-related companies or service providers, or maintain accounts for persons or entities transacting in cryptocurrency. Conversely, a significant portion of cryptocurrency demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility, slow processing speeds, and high transaction costs undermine cryptocurrencies’ role as a medium of exchange, as retailers are less likely to accept them as a direct form of payment.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptance could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of cryptocurrencies we mine.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

We compete with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, including securities backed by or linked to cryptocurrencies through entities similar to us. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we mine, and thus harm investors.

Risks Related to Government Regulation Regulatory Framework

We invest a significant portion of our crypto assets in crypto short-term investment, if such crypto short-term investment or the cryptocurrencies we mine were deemed to be investment securities, we may inadvertently violate the Investment Company Act. We could incur large losses to modify our operations to avoid the need to register as an investment company or could incur significant expenses to register as an investment company or could terminate operations altogether.

The SEC has identified numerous crypto assets as securities, and the staff of the SEC have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws. Further, the U.S. Supreme Court case law has established legal tests for determining whether a particular digital asset could be deemed as a “security.” Nevertheless, there is no guarantee that any risk-based assessment by us regarding the likelihood that a particular cryptocurrency could be deemed a “security” under applicable laws would turn out to be an accurate assessment. In the event that we were determined to be transacting securities without complying with any applicable laws and regulations, we could be subject to penalties, orders, and/or sanctions, any of which could materially and negatively affect our business operations, results of operations, and financial position.

Additionally, under the Investment Company Act, a company may fall within the definition of an investment company under section 3(c)(1)(A) thereof if it is or holds itself out as being engaged primarily, or proposes to engage primarily in the business of investing, reinvesting or trading in securities, or under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. There is no authoritative law, rule or binding guidance published by the SEC regarding the status of cryptocurrencies as “securities” or “investment securities” under the Investment Company Act.

As of June 30, 2024, our inventory of cryptocurrencies had an aggregate value of approximately US$74.97 million, 6.23% of which was stored in hot wallets maintained with crypto exchanges and 93.77% was stored in our self-custodied cold wallets. Among the crypto assets we held, US$1.33 million worth of crypto assets were security deposits used as collateral for crypto futures contracts purchased on Binance.com. Binance.com requires all crypto futures investors to provide security deposits, which will be returned once the investor’s position is closed. In addition, we held

US$63.57 million in crypto short-term investment, among which US$11.72 million were invested with Binance.com and US$51.84 million was invested with OKX. As of June 30, 2024, the amount of crypto assets invested in crypto short-term investment represented 27.4% of our total assets (exclusive of government securities and cash items) on an unconsolidated basis. We do not believe that we are engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, to the extent any of such crypto short-term investment, the crypto assets underlying any of such funds or futures, or the cryptocurrencies that our subsidiaries mine, own, or otherwise acquire are deemed “securities” or “investment securities” by the SEC or a court of competent jurisdiction, such investment securities is more than 40% of our total assets (exclusive of government securities and cash items) on a consolidated basis, and that we are deemed by the SEC or a court of competent jurisdiction as being engaged in the business of investing, reinvesting, or trading in securities, we may be deemed as an investment company. If we fall within the definition of an investment company under the Investment Company Act, we would be required to register with the SEC. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts would become voidable. Generally non-U.S. issuers may not register as an investment company without an SEC order. One exclusion, Rule 3a-2 under the 1940 Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. As Rule 3a-2 is available to a company no more than once every three years, and assuming no other exclusion were available to us, if we were to be deemed as an investment company, we would have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

If we were unable to qualify for an exemption from registration as an investment company, or fail to take adequate steps within the one-year grace period for inadvertent investment companies, we would need to register with the SEC as an investment company under the Investment Company Act or cease almost all business, and our contracts would become voidable. Investment company registration is time-consuming and would require a restructuring of our business. Moreover, the operation of an investment company is very costly and restrictive, as investment companies are subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and Investment Company Act filing requirements. The cost of such compliance would result in us incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on our operations.

There can be no assurances that we will properly characterize any given cryptocurrency as a security or non-security for purposes of determining which cryptocurrencies to mine, hold and trade, or that the SEC or a court, if the question was presented to it, would agree with our assessment. We could be subject to judicial or administrative sanctions for failing to offer or sell cryptocurrencies in compliance with the registration requirements, or for acting as a broker or dealer without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Further, if any cryptocurrency that our subsidiaries mine, hold and trade is deemed to be a security under the laws of any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such cryptocurrency. For instance, all transactions in such supported cryptocurrency would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Further, it could draw negative publicity and a decline in the general acceptance of digital assets. Also, it may make it difficult for such cryptocurrency to be traded, cleared, and custodied as compared to other cryptocurrencies that are not considered to be securities.

We may be required to register as an investment company under the 1940 Act. In such event, we may be deemed as operating as an unregistered investment company in violation of the 1940 Act and required to register as an investment company or to adjust our strategies.

We intend to conduct our operations in such a way that we will not be required to register as an investment company under the 1940 Act. However, under the 1940 Act, a company may fall within the definition of an investment company under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined therein) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. If the cryptocurrencies we mine or hold, or plan to mind or hold, are determined to be securities, we may be required to register as an investment company or to adjust our business strategies. There can be no assurance that we will be able to maintain our exclusion from registration as an investment company under the 1940 Act. In addition, as a consequence of our seeking to avoid the need to register under the 1940 Act on an ongoing basis, we may be limited in the ability to engage in cryptocurrency mining operations or otherwise make certain investments, and these limitations could result in our holding those cryptocurrencies we may wish to sell or selling the cryptocurrencies we may wish to hold, which could materially and adversely affect our business, financial condition and results of operations.

If we are unable to properly characterize a cryptocurrency, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently, with certain governments deeming cryptocurrencies illegal, and others allowing their use and trade without restriction. In some jurisdictions, such as in the U.S., digital assets, like cryptocurrencies, are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements.

Cryptocurrencies have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Digital assets are viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. For example, the Financial Action Task Force (“FATF”) and the Internal Revenue Service (“IRS”) consider a cryptocurrency as currency or an asset or property. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency.

The SEC has identified numerous crypto assets as securities, and the staff of the SEC have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws. Further, the U.S. Supreme Court case law has established legal tests for determining whether a particular digital asset could be deemed as a “security.” Nevertheless, there is no guarantee that any risk-based assessment by us regarding the likelihood that a particular cryptocurrency could be deemed a “security” under applicable laws would turn out to be an accurate assessment. The classification of a cryptocurrency as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a cryptocurrency that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in cryptocurrencies that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade cryptocurrencies that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

If regulatory changes or interpretations require the regulation of digital assets under the securities laws of the United States or elsewhere, including the Securities Act of 1933, the Exchange Act and the 1940 Act or similar laws of other jurisdictions and interpretations by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities, we may be required to register and comply with such regulations, including at a state or local level. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary expense or burdens to us. We may also decide to cease certain operations and change our business model. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to us.

Current and future legislation and SEC-rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which cryptocurrencies are viewed or treated for classification and clearing purposes. In particular, cryptocurrencies may not be excluded from the definition of “security” by SEC rulemaking or interpretation requiring registration of all transactions unless another exemption is available, including transacting in cryptocurrency among owners and require registration of trading platforms as “exchanges.”

Furthermore, when the interests of investor protection are paramount, for example in the offer or sale of Initial Coin Offering (“ICO”) tokens, the SEC has no difficulty determining that the token offerings are securities under the “Howey” test as stated by the United States Supreme Court. As such, ICO offerings would require registration under the Securities Act or an available exemption therefrom for offers or sales in the United States to be lawful. Section 5(a) of the Securities Act provides that, unless a registration statement is in effect as to a security, it is unlawful for any person, directly or indirectly, to engage in the offer or sale of securities in interstate commerce. Section 5(c) of the Securities Act provides a similar prohibition against offers to sell, or offers to buy, unless a registration statement has been filed. Although, since we do not intend to be engaged in the offer or sale of securities in the form of ICO offerings, and we do not believe our planned mining activities would require registration for us to conduct such activities and accumulate digital assets the SEC, CFTC, Nasdaq or other governmental or quasi-governmental agency or organization may conclude that our activities involve the offer or sale of “securities”, or ownership of “investment securities”, and we may face regulation under the Securities Act or the 1940 Act. Such regulation or the inability to meet the requirements to continue operations would have a material adverse effect on our business and operations. We may also face similar issues with various state securities regulators who may interpret our actions as requiring registration under state securities laws, banking laws, or money transmitter and similar laws, which are also an unsettled area or regulation that exposes us to risks.

We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrencies under the law. If we fail to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we plan to hold or expect to acquire for our own account.

We cannot be certain as to how future regulatory developments will impact our business and any such additional regulatory requirements, or changes in how existing requirements are interpreted and applied, may cause us to cease all or certain of our operations or change our business model.

We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrencies, and other digital assets under the law. For example, if regulatory changes or interpretations require the regulation digital assets under certain laws and regulatory regimes in the United States such as those administered by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities or similar laws and regulations of other jurisdictions, including if our digital asset activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation under U.S. federal law, the law of any U.S. state, or foreign jurisdiction in which we operate, we may be required to register, seek licensure and comply with such regulations, including at a federal, state or local level, and implement an anti-money laundering program, reporting and recordkeeping regimes, consumer protective safeguards, and other operational requirements, and the distribution of cryptocurrencies to our mining pool participants may be deemed as money transfer and subject to licensing requirements. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary, non-recurring expenses or burdens to us, as well as on-going recurring compliance costs, possibly affecting an investment in the Class A ordinary shares or our net income in a material and adverse manner. We may also decide to cease some or all operations. Any termination or disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors. Furthermore, we and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to money services businesses or state money transmitters. If we are deemed to be subject to and determined not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate our company. Any such action may adversely affect an investment in us.

If we fail to comply with such additional regulatory, licensure and registration compliance requirements, we may seek to cease all or certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies or digital assets we plan to hold or expect to acquire for our own account.

If it is subsequently determined that we have participated in the unregistered issuance or distribution of securities, we may be deemed to be in violation of Section 5 of the Securities Act, which may materially and negatively impact our business operations, financial condition and results of operations.

Our business strategy is focused on mining alternative cryptocurrencies. Alternative cryptocurrencies are generally considered to have more growth potential with higher risks compared to large-cap cryptocurrencies. To mitigate such risks and maximize profit potential, our subsidiaries adopt a flexible approach to mining operations by monitoring mining results on a daily basis and, on an as-needed basis, adjusting the ratio of cryptocurrencies to be mined. Inherent to this business model, we may switch the type of cryptocurrencies to be mined from time to time. As such, for each different cryptocurrency, we are subject to the risks as to whether this cryptocurrency is a “security” within the meaning of Section 2(a)(1) of the Securities Act.

We have internal procedures in place for analyzing whether a particular cryptocurrency that we intend to mine, invest in, or transact is a “security” within the meaning of Section 2(a)(1) of the Securities Act. Once we identify a cryptocurrency as potentially mineable, we will submit information relating to such cryptocurrency to our internal legal counsel for review, who will then provide an assessment as to the likelihood of such cryptocurrency being deemed as a “security” within the meaning of Section 2(a)(1) of the Securities Act, based on the state of the law and any guidance available at the time of determination. Additionally, we plan to take steps to implement internal compliance procedures for this purpose. See “Prospectus Summary — Summary of Risk Factors — Risks Related to Government Regulation Regulatory Framework.” Any policies and procedures we plan to adopt for this purpose in the future do not constitute a legal standard but rather represent a framework for our analysis, which permits us to make a risk-based assessment regarding the likelihood that a particular cryptocurrency could be deemed a “security” under applicable laws. Our risk-based assessments do not constitute a legal determination binding on regulators or the courts and do not preclude legal or regulatory action. In the event that we are determined to have participated in the unregistered issuance or distribution of securities, we may be deemed as in violation of Section 5 of the Securities Act and become subject to a series of consequences, which may materially and negatively impact our business operations, financial condition and results of operations. For instance, Section 12(a)(1) allows any purchaser of such unregistered securities to bring a lawsuit to rescind the purchase of the securities or to receive the damages suffered from the purchase. The SEC may also initiate a civil cause of action against the issuer who issues or distributes unregistered securities in violation of Section 5 of the Securities Act. We may also experience adverse publicity arising from such non-compliance with the Securities Act that negatively impact our brand.

Regulatory developments related to cryptocurrencies and cryptocurrency markets may impact our business, financial condition, and results of operations.

Legislators have devoted increasing attention to cryptocurrencies and cryptocurrency markets. Legislatures across states in the U.S. may pass several crypto-related bills that vary in their subject matter and scope and create new regulatory framework or clarify existing regulations. For instance, certain States including California, Hawaii, and New Jersey, are contemplating proposals in favor of a regulatory scheme and creating bureaucratic agencies to govern some or all business activities involving digital assets. The State of Nebraska, where a substantial portion of our business operations are currently conducted, has a pending proposal that authorizes certain entities to act as custodians of digital assets or otherwise regulate custody of digital assets. The State of West Virginia, where a substantial percentage of our mining machines are operated, has recently enacted a bill to update unclaimed property laws to include cryptocurrencies. As of the date of this prospectus, we do not expect these pending regulations to materially and adversely impact our business. However, in the event that any proposed crypto-legislature that limits or regulates our business activities is enacted, our business, financial condition, and results of operations may be negatively impacted.

Additionally, regulatory developments related to cryptocurrencies and cryptocurrency markets as well as the regulatory environment in which our subsidiaries operate can impact our operating costs and interfere with our business strategy with respect to where our subsidiaries operate and what alternative cryptocurrencies our subsidiaries mine. For instance, as a result of cryptocurrency mining being listed as an “eliminated industry” by the NDRC on December 30, 2021, we were directly impacted and made a strategic decision to move our subsidiaries’ operations to the U.S. As of the date of this prospectus, other than 543 mining machines located in our warehouse in Hong Kong, all of our subsidiaries’ mining machines are located in the U.S., and as a result of this strategic decision, we expect our electricity costs, the main components of our operating costs, to decrease in the future. Additionally, to the extent that certain types of cryptocurrencies, but not others, are affected by regulatory developments, including being categorized and regulated as securities, our business strategy with respect to what cryptocurrencies we mine could be interfered as well. Should crypto-legislature that limits or regulates our business activities as such is enacted and/or regulatory environment has changed, our operating costs could significantly increase, and our business strategy with respect to where our subsidiaries operate and what alternative cryptocurrencies our subsidiaries mine.

If U.S. and/or foreign regulators and other government entities, including the Chinese government, assert jurisdictions over cryptocurrencies and cryptocurrency markets, we may be subject to additional regulations imposed by these regulators and government entities and may be required to alter our business operations to gain compliance with these regulations, as a result of which we may experience increased compliance costs and our business operations, financial position and results of operations may be materially and adversely affected.

There are risks that U.S. and/or foreign regulators and other government entities, including the Chinese government, may assert jurisdictions over cryptocurrencies and cryptocurrency markets. In such event, we may be subject to additional regulations imposed by these regulators and government entities. For instance, in the complaint of a federal lawsuit filed by the SEC against Ian Balina, an influencer in the cryptocurrency market, for his failure to register a cryptocurrency as a security before launching a 2018 initial coin offering, the SEC suggests that the U.S. has jurisdiction over all Ethereum transactions. Similar assertions concerning other types of cryptocurrencies could be made by the SEC and/or any other regulator or government entity. Also, according to the existing PRC laws, any cryptocurrency exchange offering services to Chinese residents from outside mainland China through the Internet will also be regarded as conducting “illegal financial activities”, which suggests that the Chinese government may exert jurisdiction over cryptocurrency markets or overseas cryptocurrency transaction activities. For PRC domestic employees of the overseas cryptocurrency exchange, as well as PRC domestic legal persons, unincorporated organizations and natural persons who know or should have known that the said exchanges are engaged in cryptocurrency-related business but still provide them with marketing, payment and settlement, technical support and other services, their liability shall be pursued according to the PRC laws. If any part of our business is found subject to jurisdiction of these regulators, we may experience increased compliance costs and we may be required to alter our business operations to gain compliance with these regulations. For example, if the SEC has jurisdictions over the cryptocurrencies our subsidiaries mine and they are deemed as securities by the SEC, any transactions involving our mined cryptocurrencies and our subsidiaries’ mining activities may be subject to the regulations of the Securities Act and the Exchange Act, and any additional regulations published by the SEC. For another example, if the overseas cryptocurrency mining or transactions involve money laundering, cross-border gambling, illegal issuance of securities, illegal outbound transmission of data from Mainland China or other circumstances that damage China’s national security, public interests or legitimate rights and interests of PRC domestic citizens and organizations, persons conducting such activities may be subject to the jurisdiction of PRC laws and regulations such as the Criminal Law of the PRC, the PRC Securities Law and the Data Security Law. In such event, to the extent that we incur material increases in compliance costs or our business operations are no longer compliant with then-existing regulations, our business operations, financial position and results of operations will be materially and adversely affected.

Risks Related to Our Class A Ordinary Shares and This Offering

There has been no public market for our Class A ordinary shares prior to this offering, and you may not be able to resell our Class A ordinary shares at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our Class A ordinary shares. The initial offering price of our Class A ordinary shares is the result of negotiations between us and the underwriter, and the initial offering price may differ significantly from the market price for our Class A ordinary shares following the offering. We cannot assure you that an active trading market for our Class A ordinary shares will develop or that the market price for our Class A ordinary shares will not decline below the initial public offering price.

The trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our Class A ordinary shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies in the same industry. In addition to market and industry factors, the price and trading volume for our Class A ordinary shares may be highly volatile for factors specific to our own operations, including the following:

•        actual or anticipated variations in our revenues, earnings, cash flow, and changes or revisions of our expected results;

•        fluctuations in operating metrics;

•        announcements of new activities, investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

•        announcements of expansions by us or our competitors;

•        changes in financial estimates by securities analysts;

•        announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•        changes in the economic performance or market valuations of other companies in our industry;

•        detrimental negative publicity about us, our competitors, or our industry;

•        additions or departures of key personnel;

•        regulatory developments affect us or our industry;

•        general economic or political conditions in Hong Kong, the U.S., or elsewhere in the world;

•        fluctuations of exchange rates between Hong Kong dollars and U.S. dollars; and

•        potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which Class A ordinary shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A ordinary shares. Volatility or a lack of positive performance in the price of our Class A ordinary shares may also adversely affect our ability to retain key employees and/or PRC individuals, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may experience extreme share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares.

In addition, if the trading volumes of our Class A ordinary shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A ordinary shares. This low volume of trades could also cause the price of our Class A ordinary shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A ordinary shares. As a result of this volatility, investors may experience losses on their investment in our Class A ordinary shares. A decline in the market price of our Class A ordinary shares also could adversely affect our ability to issue additional Class A ordinary shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A ordinary shares will develop or be sustained. If an active market does not develop, holders of our Class A ordinary shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Class A ordinary shares, the market price for the Class A ordinary shares and trading volume could decline.

The trading market for the Class A ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the Class A ordinary shares, the market price for the Class A ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Class A ordinary shares to decline.

We may or may not pay dividends in the foreseeable future after this offering, and any future determination related to our dividend policy will be made at the discretion of our board of directors. In the event that our board of directors does not declare any dividends, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or from the share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares may depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased the Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase the Class A ordinary shares in this offering, you will pay more for your Class A ordinary shares than the amount paid by our existing shareholders for their ordinary shares on a per share basis. As a result, you will experience immediate and substantial dilution, representing the difference between the initial public offering price of US$        per ordinary share, and our adjusted net tangible book value per ordinary share as of June 30, 2024, after giving effect to our sale of the Class A ordinary shares offered in this offering. In addition, you may experience further dilution to the extent that our Class A ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in the Class A ordinary shares will be diluted upon completion of this offering.

Substantial future sales or perceived potential sales of our Class A ordinary shares in the public market could cause the price of our Class A ordinary shares to decline.

Sales of our Class A ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares to decline. All Class A ordinary shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the six (6)-month lock-up period beginning from the date of the effectiveness of this prospectus, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriter of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our Class A ordinary shares could decline.

After completion of this offering, certain holders of our shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in these Class A ordinary shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the public market could cause the price of our Class A ordinary shares to decline.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

Under our dual-class share structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares will be entitled to five votes per share, while holders of Class A ordinary shares will be entitled to one vote per share based on our dual-class share structure. We will sell Class A ordinary shares in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment, or disposition of any Class B ordinary shares by a holder thereof, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

As of the date of this prospectus, Mr. Qingfeng Wu, our chief executive officer, beneficially owns all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares will constitute approximately            % of our total issued and outstanding ordinary shares and 100% of the aggregate voting power of our total issued and outstanding ordinary shares immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming that the underwriter does not exercise its option to purchase additional shares. See “Principal Shareholders.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations, and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of the Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for the Class A ordinary shares.

S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies in certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class capital structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A ordinary shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles, the Companies Act of the Cayman Islands, as may be supplemented or amended from time to time (the “Companies Act”), and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority, but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binging authority. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and a majority of our assets are located outside of the United States. In addition, our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, Mainland China and Hong Kong, see “Enforceability of Civil Liabilities.”

There can be no assurance that we will not be a passive foreign investment company for United States federal income tax purposes for any taxable year, which could subject United States holders of our Class A ordinary shares to significant adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on average of the quarterly values of the assets) during such year is attributable to assets that that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2024 or in the foreseeable future. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and depends on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of Class A ordinary shares, which is subject to change and may be volatile.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations guidance is potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one of more taxable years.

If we are a PFIC for any taxable year during which a United States person holds Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. For more information see “Taxation — Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company.”

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act because we generated less than US$1.235 billion in revenues for our last fiscal year. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies, or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A ordinary shares to be less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attention report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weakness in internal control over financial reporting could result in financial statement errors, which, in turn, could lead to error our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight.

We have identified certain material weaknesses in our internal controls, including commingling of funds between Mr. Qingfeng Wu’s personal account and our account, a lack of formal documentation in internal controls over financial reporting, and a lack of an independent audit committee. Prior to April 2022, we received advances from Mr. Qingfeng Wu, our chief executive officer, from time to time for our working capital needs, and we used proceeds from the sales of our cryptocurrencies to pay back the amount due to Mr. Qingfeng Wu by depositing proceeds from such sales directly to Mr. Qingfeng Wu’s personal account, which sometimes led to a positive related party balance due from Mr. Qingfeng Wu when the proceeds collected by him exceeded our loan advances payable to him. As a result of such practice, we sometimes had balance due from Mr. Qingfeng Wu. As of June 30, 2024 and December 31, 2023 and 2022, due from Mr. Qingfeng Wu was US$nil, US$nil and US$26,098, respectively. See “Related Party Transactions — Other Related Party Transactions — Due from related parties balance.” Such commingling of funds between Mr. Qingfeng Wu’s personal account and our account is a material weakness in our internal control and presents material risks to our business. Any failure of Mr. Qingfeng Wu to pay us back the amount due from him may cause materially adverse changes to our business operations, financial condition and results of operations. We have taken measures to cure the material weaknesses identified. For instance, since March 2022, we have stopped using proceeds from the sales of our cryptocurrencies to pay back the amount due to Mr. Qingfeng Wu. Additionally, we adopted a cash management policy on April 29, 2022, which sets forth the controls and procedures for cash outflows and cash flows among entities within our organization.

Our self-custodied cold wallets are located in Hong Kong, and each of Mr. Qiuhua Li, the chairman of our board of directors, Mr. Qingfeng Wu, our chief executive officer, and two of our employees, have access to the private keys for a cold wallet, which is assigned to and safeguarded by such individual. Another material weakness identified in the design of our internal control over financial report relates to the fact that only one individual has access to the private keys for any particular cold wallet. For details, see “Prospectus Summary — Our Crypto Asset Custody Policies and Procedures.” In order to address this material weakness and mitigate relevant risks it brings to our business operations and financial position, we plan to adopt the following measures before December 31, 2024: (i) decreasing the absolute value of crypto assets holdings and their proportion to our total assets at any point in time by more regularly exchanging crypto assets into fiat currency, and (ii) establishing multiple private keys to a cold wallet, with each key assigned to one individual (which includes Mr. Qiuhua Li and certain other members of our management team), and ensuring that the management function of such cold wallet can only be activated when a majority of the private keys are entered.

Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Class A ordinary shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Class A ordinary shares may not be able to remain listed on the exchange.

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

We have engaged Frost & Sullivan, an independent third-party industry consultant, to prepare a commissioned industry report that analyzes the global blockchain and cryptocurrency industry, or the Frost & Sullivan Report. Information and data relating to the global blockchain and cryptocurrency industry have been derived from Frost & Sullivan’s industry report. Statistical data included in the Frost & Sullivan Report also include projections based on a number of assumptions. The global blockchain and cryptocurrency industry may not grow at the rate projected by market data, or at all. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the data and information contained in the Frost & Sullivan Report, or any third-party publications and reports Frost & Sullivan has relied on in preparing its report. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing standards that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. Currently, we do not intend to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a public company in the United States. As a public company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our ability to respond to price fluctuations and rapidly changing technology;

•        our dependence on the level of demand and financial performance of the cryptocurrency industry;

•        the future acceptance and/or widespread use of, and demand for, cryptocurrencies;

•        our ability to access low-cost power;

•        our ability to procure the applicable regulatory licenses in the relevant jurisdictions in which we operate;

•        competition in our industry;

•        relevant government policies and regulations relating to our industry;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        overall industry and market performance; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The cryptocurrency industries in Hong Kong, greater Asia and the United States, may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Class A ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands in order to enjoy the following benefits:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•        the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

As of the date of this prospectus, our subsidiaries’ mining operations are conducted in the United States, and the majority of our assets are located in the United States. Since April 2023, our business of selling mining machines designed by us has also been conducted in the United States through Bgin Mining and in Hong Kong through Bgin Trading. A majority of our directors and officers, including Mr. Qiuhua Li, Mr. Qingfeng Wu, Mr. Zhao Xiang, Mr. Pengju Wang, and Mr. Qi Shao are all nationals or residents of Mainland China, and a substantial portion of their assets are located in Mainland China. Additionally, Mr. Boquan He, our independent director, is a resident of Hong Kong, and a substantial portion of his assets are located in Hong Kong. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to bring actions or enforce against us or our directors and officers judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed            located at            as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Ogier (Cayman) LLP (“Ogier”), our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts in the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Hong Kong

TWSL Partners, our counsel as to Hong Kong law, has advised us that foreign judgments of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, subject to the conditions with regard to enforcement of judgments of United States courts being met, including but not limited to the above, a foreign judgment of United States of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States could be enforceable in Hong Kong.

Mainland China

Commerce & Finance Law Offices, our counsel as to PRC law, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Commerce & Finance Law Offices has advised us further that under PRC law, courts in the PRC will not recognize or enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or social public interest. As there existed no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts. In addition, because there is no treaty or other form of reciprocity between the Cayman Islands and China governing the recognition and enforcement of judgments as of the date of this prospectus, there is further uncertainty as to whether and on what basis a PRC court would enforce judgments rendered by a Cayman Islands court.

CORPORATE HISTORY AND STRUCTURE

Corporate History

In March 2019, we commenced our operations in cryptocurrency mining business through Bgin Tech Limited, our Hong Kong operating subsidiary, which was co-founded by Mr. Qiuhua Li, our chairman of the board of directors, and Mr. Qingfeng Wu, our chief executive officer.

In September 2021, our management decided to expand our operations to the North American market. On September 10, 2021, Bgin Infrastructure US and Bgin Management were formed in the State of Delaware, through which we conducted our mining business in the State of Nebraska. On October 12, 2021, Gestion Bgin Inc. and Infrastructure Bgin Inc. were incorporated in Canada, through which we do not currently operate any business, and intend to conduct our business operations in Canada in the future.

On March 23, 2022, Bgin Blockchain Limited was incorporated under the laws of the Cayman Islands as our offshore holding company.

From January 2022 to July 2022, in anticipation of the proposed initial public offering, we completed a series of reorganizational steps.

As of the date of this prospectus, we conduct our operations primarily through (i) our subsidiaries in Hong Kong, Bgin HK, which was incorporated in Hong Kong on March 18, 2019, Bgin Trading, which was incorporated in Hong Kong on December 8, 2022, and Bgin Trade HK, which was incorporated in Hong Kong on August 20, 2024, (ii) our subsidiaries in Singapore, Bgin Singapore, which was incorporated in Singapore on December 27, 2021, and Bgin SG, which was incorporated in Singapore on May 27, 2024, and (iii) our subsidiaries in the U.S., including Bgin Infrastructure US, which was incorporated in the State of Delaware on September 10, 2021, Bgin Management, which was incorporated in the State of Delaware on September 10, 2021, and Bgin Mining, which was incorporated in the State of Nebraska on December 5, 2022.

Under our dual-class share structure, our shares are divided into Class A and Class B ordinary shares. Except for voting rights (each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings while each Class B ordinary share shall entitle the holder thereof to five votes on all matters subject to vote at general meetings) and conversion rights (each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof but Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances), Class A and Class B ordinary shares rank pari passu with one another and have the same rights, preferences, privileges, and restrictions. Although Class B ordinary shares have super voting power, any rights attached to Class A ordinary shares can only be materially and adversely varied if (a) the shareholders holding two thirds of the issued Class A ordinary shares consent in writing to the variation; or (b) the variation is made with the sanction of a special resolution passed at a separate general meeting of the shareholders holding the issued Class A ordinary shares. Therefore, notwithstanding the fact that Decho Investment Limited, a company controlled by Mr. Qingfeng Wu, our chief executive officer, beneficially own all of our Class B ordinary shares and have the ability to control the outcome of matters put to a shareholder vote on general meetings, they do not have the right to conclude on proposals that will materially and adversely affect the rights of Class A ordinary shares in any way without affecting the rights of Class B ordinary shares in the same way unless with the approval of the holders of all Class A ordinary shares.

Corporate Structure

The following diagram illustrates our corporate legal structure and shareholders in our corporate structure as of the date of this prospectus and upon completion of this offering, assuming no exercise of the over-allotment option.

Agreements with Our Affiliated Entities in the PRC

Shenzhen Bgin is a company formed in the PRC on January 9, 2018 and controlled by Mr. Qi Shao, our chief technology officer, who holds 70% of the equity interests in Shenzhen Bgin, and Mr. Qiuhua Li, our chairman of the board of directors, who holds 30% of the equity interests in Shenzhen Bgin. Shenzhen Bgin holds 100% of the equity interests in Zhongshan Bgin, a company formed in the PRC on March 31, 2015.

Mr. Qi Shao, our chief technology officer, used to devote ten to fifteen hours per week to the management and oversight of the operations of Shenzhen Bgin until September 1, 2024, when he stopped managing and overseeing Shenzhen Bgin’s operations. Conflicts of interests may arise related to Mr. Shao’s ownership in Shenzhen Bgin. See “Risk Factors — Risks Related to Our Business and Industry — Our chief technology officer, Mr. Qi Shao, owns 70% in Shenzhen Bgin. His involvement in Shenzhen Bgin could present conflicts of interests.”

Services Agreement with Shenzhen Bgin

On June 28, 2024, Bgin HK and Shenzhen Bgin entered into the June 2024 Services Agreement, pursuant to which Shenzhen Bgin agreed to provide services to Bgin HK for the period from July 1, 2024 to December 31, 2024, including without limitation providing research and development services, administrative support, and maintenance services. Bgin HK agreed to pay Shenzhen Bgin monthly services fees of US$70,000. As of the date of this prospectus, Bgin HK and Shenzhen Bgin are in the process of negotiating a new service agreement with substantially similar terms as the June 2024 Services Agreement. The parties intend to enter into such agreement before the end of January 2025.

The June 2024 Services Agreement was a renewed agreement with terms identical with the services agreement entered into by and between Bgin HK and Shenzhen Bgin on March 31, 2022, January 1, 2023, and December 1, 2023, respectively, with the exception of the amount of monthly services fees, and substantially similar to the three services agreement previously entered into on March 1, 2019, January 1, 2020, and January 1, 2021, respectively, but services agreements entered into since 2023 no longer included mining farm operation and maintenance services.

Technology Services Agreement with Zhongshan Bgin (Terminated)

On December 9, 2021, Bgin HK and Zhongshan Bgin entered into the 2021 Technology Services Agreement pursuant to which Zhongshan Bgin agreed to provide certain technology services to Bgin HK in consideration for RMB60,000, for the period from December 9, 2021 to December 8, 2022. On March 31, 2022, Bgin HK and Zhongshan Bgin entered into a termination agreement in which the parties agreed to the termination of the 2021 Technology Services Agreement on March 31, 2022.

The 2021 Technology Services Agreement was a renewed agreement with terms substantially similar to two technology services agreements previously entered into by and between Bgin HK and Zhongshan Bgin on January 1, 2020 and September 10, 2021, respectively. On March 8, 2022, Bgin HK and Zhongshan Bgin also entered into another technology services agreement with terms substantially similar to the 2021 Technology Services Agreement, for the period from March 8, 2022 to May 7, 2022.

Agency Agreement with Shenzhen Bgin (Expired)

On March 1, 2019, Bgin HK and Shenzhen Bgin entered into an agency agreement (the “Agency Agreement”), pursuant to which Shenzhen Bgin, on behalf of Bgin HK, purchased raw materials for the manufacturing of mining machines from third-party suppliers in the PRC, and contracted with a third-party manufacturer to manufacture and assemble mining machines. Bgin HK owned title to the raw materials purchased and mining machines manufactured and assembled by Shenzhen Bgin under the Agency Agreement. Shenzhen Bgin paid for the costs and expenses incurred under this Agency Agreement on behalf of Bgin HK, and Bgin HK paid back the amount actually incurred by Shenzhen Bgin on a regular basis. The term of the Agency Agreement was for a period of three years. After the expiration of the Agency Agreement on February 28, 2022, Bgin HK has not entered into any renewal agency agreement with Shenzhen Bgin and does not intend to enter into any agreement with similar terms with Shenzhen Bgin. We intend to purchase raw materials through our subsidiaries in the future.

The abovementioned agreements with Shenzhen Bgin and Zhongshan Bgin were entered into and performed at arm’s length. We intend to keep in place the services agreement between Bgin HK and Shenzhen Bgin and we plan to renew this agreement upon its expiration.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            million, or approximately US$            million if the underwriter exercises its option to purchase additional Class A ordinary shares in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$            per Class A ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus. A US$1.00 change in the assumed initial public offering price of US$            per Class A ordinary share would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds to us from this offering by US$            million, assuming the number of Class A ordinary shares offered by us as set forth on the cover page of this prospectus remains the same, and after deducting underwriting discounts and the estimated offering expenses payable by us.

We plan to use the net proceeds we receive from this offering for the following purposes:

•        approximately 60.0%, or US$            million, for the purchase and/or construction of mining farms, even though the Company has not entered into any definitive agreements or letters of intent in connection with such purchase or construction;

•        approximately 32.0%, or US$            million, for developing proprietary chips to be used in cryptocurrency mining machines; and

•        approximately 8.0%, or US$            million, for general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending any use described above, we plan to invest the net proceeds from this offering in demand deposits, interest-bearing debt instruments or other financial products, for cash management purposes.

DIVIDEND POLICY

On January 15, 2024, our board of directors declared a dividend with an aggregate amount of US$5,000,000, payable in USDT coins to our shareholders of record as of December 31, 2023, to be paid on or before February 29, 2024. As of February 2024, all of the US$5,000,000 of the declared dividend had been paid. For a discussion of the risks in connection with distributing USDT coins to our shareholders as dividends, see “Risk Factors — Risks Relating to Our Business and Industry — If USDT were to be deemed as a “security” under the Securities Act, we might have liabilities arising out of a possible violation of Section 5 of the Securities Act in connection with our distributions of dividends to shareholders in the form of USDT coins.”

Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under the Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or from the share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Regulations — Regulations related to Hong Kong Taxation.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2024 presented:

•        on an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of the Class A ordinary shares by us in this offering at the assumed initial public offering price of US$            per Class A ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated discounts to the underwriter and the estimated offering expenses payable by us and assuming no exercise of the underwriter’s over-allotment option.

You should read this table in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus:

	As of June 30, 2024
	Actual	Pro Forma As Adjusted(1)
	(in US$)
Ordinary Shares
Shares	$—	$
Additional paid-in capital(2)	$—	$
Retained earnings	$207,420,076	$
Accumulated other comprehensive income	$(244,059)	$
Non-controlling interests	$321,441	$

____________

Source: Federal Reserve Statistical Release

(1)      The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)      Reflects the sale of ordinary shares in this offering at an assumed initial public offering price of $            per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $            .

A $1.0 increase (decrease) in the assumed initial public offering price of $            per Class A ordinary share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$            million, assuming the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated expenses payable by us.

DILUTION

If you invest in our Class A ordinary shares, your interest will be diluted for each Class A ordinary share you purchase to the extent of the difference between the initial public offering price per Class A ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2024 was US$131.5 million, or $26.3 per ordinary share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per ordinary share (as adjusted for the offering) from the initial public offering price per Class A ordinary share and after deducting the estimated discounts to the underwriter and the estimated offering expenses payable by us.

After giving effect to our sale of            Class A ordinary shares offered in this offering based on the initial public offering price of US$            per Class A ordinary share after deduction of the estimated discounts to the underwriter and the estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2024 would have been US$            , or US$            per outstanding ordinary share. This represents an immediate increase in net tangible book value of US$            per ordinary share to the existing shareholders, and an immediate dilution in net tangible book value of US$            per Class A ordinary share to investors purchasing Class A ordinary shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	Post-Offering(1)	Full Exercise of Over-Allotment Option
Assumed initial public offering price per Class A ordinary share	$	$
Net tangible book value per ordinary share as of June 30, 2024	$	$
As adjusted net tangible book value per ordinary share attributable to payments by new investors	$	$
Pro forma net tangible book value per ordinary share immediately after this offering	$	$
Amount of dilution in net tangible book value per Class A ordinary share to new investors in the offering	$	$

If the underwriter exercises its over-allotment option in full, the pro forma as adjusted net tangible book value per ordinary share after the offering would be US$            , the increase in net tangible book value per ordinary share to existing shareholders would be US$            , and the immediate dilution in net tangible book value per Class A ordinary share to new investors in this offering would be US$            .

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2024, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share and per Class A ordinary share paid before deducting underwriting discounts and estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary Share
	Number	Percent	Amount	Percent
(US$ in thousands, except number of shares and percentages)
Existing shareholders			US$	%	US$
New investors			US$	%	US$
Total		100.0%	US$	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the Class A ordinary shares and other terms of this offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We commenced our operations in 2019 and has since principally engaged in the business of cryptocurrency mining. During the year ended December 31, 2023, we started generated revenue from selling mining machines designed by us and from our hosting services.

Our revenue for the year ended December 31, 2023 was US$257.3 million, an increase of 1,609.0% as compared to the revenue of US$15.1 million for the year ended December 31, 2022. The increase was because the Company started selling mining machines and providing hosting services in 2023. See “— Result of Operations” for details.

Our net income for the year ended December 31, 2023 was US$139.8 million, an increase of US$140 million as compared to a net loss of US$0.2 million for the year ended December 31, 2022. The increase in net income was primarily due to the significant increase in our revenue, as discussed above. See “— Result of Operations” for details.

Our revenue for the six months ended June 30, 2024 was US$144.5 million, which increased by 1,417.9% as compared to revenue of US$9.5 million for the six months ended June 30, 2023. The increase was mainly due to the increase in our mining activities and revenue from the sale of mining machines. See “— Result of Operations” for details.

Our net income for the six months ended June 30, 2024 was US$63.6 million, which increased by US$62.2 million as compared to net income of US$1.4 million for the six months ended June 30, 2023. The increase in net income was primarily due to the significant gross profit generated from our business of sale of mining machines. See “— Result of Operations” for details.

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors affecting global cryptocurrency mining industry, which include, among other things:

•        global inflation on the prices of mining equipment and materials;

•        changes in global regulatory environments regarding uses of cryptocurrencies; and

•        volatility in market price of cryptocurrencies.

Global inflation

Global inflation has been impacting the economy of the world. The global inflation has not had an adverse impact on our business and operations for the six months ended June 30, 2024 and the years ended December 31, 2023 and 2022 as the costs we incurred for acquiring components and raw materials were not materially impacted by the global inflation. Additionally, since the Company generates a relatively high gross profit margin from selling mining machines, we do not expect any increases in raw material price and chip price to significantly impact the Company’s overall profitability.

Regulatory environments regarding cryptocurrencies

Our business is subject to governmental supervision and regulation by the U.S. government authorities and authorities of such other jurisdictions in which we operate our business. In addition, governmental authorities are likely to continue to issue new laws, rules and regulations governing the cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations. Cryptocurrencies have in the past been, and may in the future, be used by market participants for black market transactions, to conduct fraud, money laundering, terrorism-funding, tax evasion, economic sanction evasion or other illegal activities.

Cryptocurrency mining employs sophisticated and high computing power devices operating in an energy-intensive environment, future developments in the regulation of energy consumption, including possible restrictions on energy usage in jurisdictions where our subsidiaries conduct mining activities, may affect our business operations.

As of October 2022, our mining machines were relocated to the U.S. Because of the relatively friendly environment to cryptocurrency mining business in U.S. as compared to China, we expect our revenue to experience a stable increase in the future. The different regulatory environments do not have significant impact to the type of crypto assets we determine to mine. The crypto assets we determine to mine are generally based on the overall rate of return of the crypto assets. Operating in the different regulatory environment, however, will have impact to our operating costs. We expect our electricity costs, which is the primary cost of crypto asset mining business, to decrease in the long run as a result of relocating our business from China to the U.S. For the years ended December 31, 2023 and 2022, we incurred electricity costs of US$4.10 million and US$3.88 million, respectively. For the six months ended June 30, 2024 and 2023, we incurred electricity costs of US$3.5 million and US$2.3 million, respectively.

Volatility in market price of cryptocurrencies

As a relatively new product and technology, cryptocurrencies have only in recent years been accepted as a means of payment for goods and services by selected industries, and the use of cryptocurrencies is not anchored by any reserve currency or precious metal and is not backed by any government or commercial enterprise, the long-term value of cryptocurrencies is uncertain, which may further increase the volatility in cryptocurrency prices. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, or maintain accounts for persons or entities transacting in cryptocurrencies. Meanwhile, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short- or long-term holding of cryptocurrencies. The prices of cryptocurrencies can be influenced by a number of factors, including (i) their attractiveness to investors and possibility of being accepted by wider population, which may be affected by media exposure, production costs, price volatility and regulatory pressure, (ii) evolving and uncertain regulatory environment, and (iii) the development of blockchain technology. Several other factors can also contribute to changes in crypto price and volatility, including market sentiment, macroeconomic factors, and idiosyncratic events such as exchange outages or social media. For instance, recent industry-wide developments, including the downfall and Chapter 11 bankruptcy filings of crypto exchange FTX, crypto hedge funds Three Arrows and Genesis, and several crypto miners, have led to volatilities and drop in crypto asset prices. Any significant crypto asset market developments as such may continue to cause price drop and volatilities, thereby impacting our business operations, financial position, and results of operations.

We have adopted measures to minimize the risks associated with the fluctuation in the market price of cryptocurrencies. For example, we utilize their proprietary cloud-based mining machine management software to monitor the amount and fluctuation of the market price of cryptocurrencies mined on a daily basis and, on an as-needed basis, adjust the ratio of cryptocurrencies to be mined.

Prices of cryptocurrencies are volatile in nature. The following table shows the historic prices and price volatility of the specific alternative crypto assets we mine for the periods presented in this prospectus:

Cryptocurrency	Periods Mined	Fiscal Year Ended December 31, 2023			Fiscal Year Ended December 31, 2022
		High	Low	Average	High	Low	Average
		US$	US$	US$	US$	US$	US$
DERO(1)	October 2021 to March 2022				12.94	2.7	7.82
NIM(1)	November 2020 to December 2023	0.0024	0.0006	0.0015	0.0047	0.0009	0.0028

Cryptocurrency	Periods Mined	Fiscal Year Ended December 31, 2023			Fiscal Year Ended December 31, 2022
		High	Low	Average	High	Low	Average
		US$	US$	US$	US$	US$	US$
DGB(2)(4)	June 2020 to November 2022				0.0431	0.0081	0.0256
TON(3)(5)	January 2022 to June 2022				3.7977	0.8181	2.3079
KAS(3)(6)	June 2022 to December 2023	0.1549	0.0043	0.0796	0.0094	0.0002	0.0048
IRON(3)(7)	April 2023 to December 2023	25	0.5620	12.7810	—	—	—
RXD(3)	November 2023 to December 2023	0.0092	0.0004	0.0048
KLS(8)	December 2023	0.59	0.0252	0.3076
ALPH(9)	December 2023	1.1683	0.0465	0.6074
Cryptocurrency	Periods Mined	Six Months Ended June 30, 2024			Six Months Ended June 30, 2023
		High	Low	Average	High	Low	Average
		US$	US$	US$	US$	US$	US$
NIM(1)	January 2023 to June 2023, January 2024 to June 2024	0.0019	0.0010	0.0014	0.0024	0.0009	0.0015
KAS(3)(6)	January 2023 to June 2023, January 2024 to June 2024	0.1980	0.0930	0.1351	0.0428	0.0043	0.0167
IRONFISH(3)(7)	January 2024 to June 2024, April 2023 to June 2023	3.1000	0.8100	1.7216	25.0000	0.8720	2.3149
RXD(3)	January 2024 to June 2024, April 2023 to June 2023	0.0039	0.0006	0.0016	0.0092	0.0004	0.0019
KLS(8)	January 2024 to June 2024	0.0367	0.0018	0.0113	—	—	—
ALPH(9)	January 2024 to June 2024	4.0400	0.8755	2.2972	—	—	—
PYRIN(8)	February 2024 to June 2024	0.2853	0.0205	0.0569	—	—	—
SEDRA(8)	February 2024 to June 2024	0.0029	0.0002	0.0006	—	—	—
NEXELLIA(8)	February 2024 to June 2024	0.1987	0.0001	0.0111	—	—	—
BUGNA(8)	March 2024 to June 2024	0.00007	0.000004	0.00001	—	—	—
HOOSAT(8)	March 2024 to April 2024	0.0099	0.0001	0.0011	—	—	—
PUG(8)	May 2024 to June 2024	0.0030	0.0000	0.0001	—	—	—
GRAM(3)	February 2024 to June 2024	0.0839	0.0072	0.0231	—	—	—

____________

(1)      Historic prices and price volatility information derived from Kucoin.com.

(2)      Historic prices and price volatility information derived from Binance.com.

(3)      Historic prices and price volatility information derived from CoinMarketCap.com.

(4)      Historic prices and price volatility information of DGB from Bittrex or OKX, the principal markets for this cryptocurrency, were not retrievable because the historic price information of these two markets were incomplete for the periods when we mined DGB. We obtained such historic prices and price volatility information from Binance.com, which we believe is an industry-recognized platform that provides relevant historic information.

(5)      Historic prices and price volatility information of TON from FTX, the principal market for this cryptocurrency, were not retrievable because the platform has gone bankrupt and the relevant information is no longer available. We obtained such historic prices and price volatility information from CoinMarketCap.com, which we believe is an industry-recognized data aggregation platform that provides relevant historic information.

(6)      Historic prices and price volatility information of KAS from KuCoin or MEXC, the principal markets for this cryptocurrency, were not retrievable because relevant information for the years ended December 31, 2022 and 2023 was not available in the platform’s database. We obtained such historic prices and price volatility information from CoinMarketCap.com, which we believe is an industry-recognized data aggregation platform that provides relevant historic information.

(7)      Historic prices and price volatility information of IRON from gate.io or KuCoin, the principal markets for this cryptocurrency, were not retrievable because relevant information covering the whole reporting period for the year ended December 31, 2023 was not available in the platform’s database. We obtained such historic prices and price volatility information from MiningPoolStats, which we believe is an industry-recognized data aggregation platform that provides relevant historic information.

(8)      Historic prices and price volatility information derived from XEGGEX, the principal market for these cryptocurrencies.

(9)      Historic prices and price volatility information derived from MEXC, the principal market for this cryptocurrency.

We intend to start mining certain other types of cryptocurrencies in the future, including LTC and DOGE. We adjust our mining strategy primarily based on the overall rate of return. The rate of return for mining a particular type of cryptocurrency typically depends upon a few crucial factors, including its trading price, mining difficulty, and the hash rate it takes to mine a unit of such cryptocurrency. An increase in a cryptocurrency’s trading price attracts more miners, and leads to an increase in mining difficulty of such cryptocurrency. As cryptocurrency market is volatile in nature, we monitor the trading prices of alternative cryptocurrencies on a constant basis, and adjust the mining ratios of different types of cryptocurrencies on a daily basis to maximize the overall rate of return.

Results of Operations

Years ended December 31, 2023 and 2022

The following table presents an overview of our results of operations for the years ended December 31, 2023 and 2022:

	For The Year Ended December 31, 2023	For The Year Ended December 31, 2022
	US$	US$
Revenues	257,268,371	15,053,603
Costs of revenue	58,095,028	6,120,455
Gross profit	199,173,343	8,933,148
Operating costs and expenses:
Selling expenses	1,148,308	—
General and administrative	14,570,383	2,099,735
Research and Development	10,099,575	7,177,865
Realized (gain)/loss on sale/exchange of cryptocurrencies	—	(4,004,807)
Impairment of cryptocurrencies	—	4,233,208
Change in fair value of cryptocurrencies	(312,722)	—
Total operating costs and expenses	25,505,544	9,506,001
(Loss) income from operations	173,667,799	(572,853)
Other (income) expenses:
Foreign exchange (gain) loss	131,366	(554,961)
Other (income)/expenses, net	(37,039)	255,959
Total other (income) expenses	94,327	(299,002)
(Loss) Income before provision for income taxes	173,573,472	(273,851)
Current income taxes	34,090,755	—
Deferred income taxes	(278,065)	(45,034)
Income taxes (Recovery) expense	33,812,690	(45,034)
Net (loss) income	139,760,782	(228,817)
Foreign currency translation adjustment – (loss) gain	870	(425,266)
Comprehensive (loss) income	139,761,652	(654,083)

Comparison of the Fiscal Years Ended December 31, 2023 and December 31, 2022

Revenue, costs of sales and gross profit margin

The following table sets forth the revenue, costs of sales and gross profit margin of the Company:

Mining revenue

	For The Year Ended December 31, 2023	For The Year Ended December 31, 2022
	US$	US$
Revenues – mining	13,000,074	15,053,603
Costs of services	8,451,706	6,120,455
Gross profit	4,548,368	8,933,148
Gross profit margin %	35%	59%

Revenue consists of the mining of various types of cryptocurrencies. Our revenue decreased by US$2.1 million or 13.64% due to: i) a decrease in revenue generated from the mining of some cryptocurrencies, including DERO, NIM, DGB and TON, in the year ended December 31, 2023 as we decreased the mining activities of these cryptocurrencies due to the decreases in the average market prices of these cryptocurrencies, and ii) the average prices of the new cryptocurrencies, including KAS and IRON, that we mined in the year ended December 31, 2023 are relatively lower than the major cryptocurrencies we mined in the year ended December 31, 2022. For details, see the table below titled “Key Performance Indicators by Cryptocurrency.” As of December 31, 2023, our subsidiaries owned a total of 6,139 mining machines, among which 5,288 were under operation, and 564 were not operated and stored in mining farms and hosting facilities in the U.S, and 287 were in transit to the U.S. The following table shows revenue/value of cryptocurrencies mined, electricity costs, depreciation and other costs, and margin of the different cryptocurrencies mined in the fiscal years ended December 31, 2023 and 2022:

	For the Year Ended December 31, 2023					For the Year Ended December 31, 2022
Cryptocurrency	Revenue/ Value of cryptocurrencies mined	Electricity costs	Depreciation and other costs	Margin	% of margin	Revenue/ Value of cryptocurrencies mined	Electricity costs	Depreciation and other costs	Margin	% of margin
	(in US$)	(in US$)	(in US$)	(in US$)		(in US$)	(in US$)	(in US$)	(in US$)
DERO	—	—	—	—	—	305,992	63,947	45,705	196,340	64%
NIM	32,874	11,578	11,109	10,187	31%	841,033	382,527	125,622	332,884	40%
DGB	—	—	—	—	—	20,436	4,361	3,052	13,023	64%
TON	—	—	—	—	—	10,397,608	2,129,526	1,545,000	6,723,082	65%
KAS	9,294,807	2,568,662	3,140,944	3,585,201	39%	3,488,534	1,299,645	521,070	1,667,819	48%
IRON	3,629,731	1,462,880	1,226,576	940,275	26%	—	—	—	—	—
Others	42,662	15,540	14,417	12,705	30%	—	—	—	—	—
Total	$13,000,074	$4,058,660	4,393,046	$4,548,368	35%	$15,053,603	$3,880,006	2,240,449	$8,933,148	59%

As shown on the table above, we stopped mining DERO, TON, TRB, or DGB in the year ended December 31, 2023 and our revenues for NIM significantly decreased, as we stopped or reduced the mining activities of these cryptocurrencies due to their decreased market prices, and that we no longer had profitability in mining these cryptocurrencies. For details, see the table below titled “Key Performance Indicators by Cryptocurrency.”

Our overall gross profit margin significantly decreased from 59% for the year ended December 31, 2022 to 35% for the year ended December 31, 2023, mainly because: (i) the prices of cryptocurrencies fluctuated and the availability of cryptocurrencies of high price continued decreasing in the market; (ii) the cost of mining cryptocurrencies continued

increasing due to the increased competition in the industry. For year ended December 31, 2023, we deployed an average 4,272 of mining machines and generated $13.0 million in revenue compared to the year ended December 31, 2022 where we only deployed an average of 4,108 mining machines and generated $15.1 million in revenue; and (iii) the gross margins of the new cryptocurrencies we mined in the fiscal year 2023 are lower than the gross margins of the cryptocurrencies we mined in the fiscal year 2022. For details, please refer to table immediately below.

Our revenue is also driven by the following key performance indicators generally relevant to cryptocurrency mining industry:

Key Performance Indicators by Cryptocurrency

Cryptocurrency	For the Year Ended December 31, 2023					For the Year Ended December 31, 2022
	Revenue (USD)	Average price (USD)	Average hash rate	Average difficulty (network)	Daily Average Number of Mining Machines Deployed	Revenue (USD)	Average price (USD)	Average hash rate	Average difficulty (network)	Daily Average Number of Mining Machines Deployed
DERO	—	—	—	—	—	305,992	11.0169	23.84MH/S	3,609,411,712	137
NIM(1)	32,874	0.0013	0.15G/S	6,759,608	10	841,033	0.0020	1,17G/S	4,406,913	134
DGB	—	—	—	—	—	20,436	0.0252	0.39TH/S	429,554	14
TON	—	—	—	—	—	10,397,608	1.9295	124.64TH/S	42	2,295
KAS	9,294,807	0.0165	172.47TH/s	15,445,285,936,033,500	2,274	3,488,534	0.0026	26.33MH/S	138,872,783,232,441	1,528
IRON	3,629,731	1.1610	818.3TH/s	106,519,486,701,987,000	1,901	—	—	—	—	—
Others(1)	42,662	0.0027– 0.9485	—	—	87	—	—	—	—	—
Total	$13,000,074				4,272	$15,053,603				4,108

____________

(1)      Average hash rate and difficulty not disclosed as revenue generated by mining these cryptocurrencies was immaterial in the fiscal year ended December 31, 2023.

As illustrated by the table above, for all the cryptocurrencies with information available and the cryptocurrencies we mined in both fiscal 2023 and 2022, there were significant decreases in the relevant key indicators, including average price in U.S. dollars and our average hash rate. The higher the average price, the higher the revenue we were able to generate. Hash rate is directly proportional to the profitability of a miner. The higher our average hash rate as a miner, the higher probability for us to mine a block and receive the cryptocurrency reward. Network difficulty represents how hard and time-consuming it is to find a suitable hash for each block on the blockchain. Network difficulty increases when total mining hash rate competition increases in an effort to keep the time to process a block relatively constant. When network difficulty increases, it also makes the blockchain network more expensive to mine. As a result, miner revenue will generally decrease reflecting a decreased overall margin and increased difficulty and competition among miners in processing a block in the blockchain.

The average price of TON, the cryptocurrency representing the highest aggregate value mined among all cryptocurrencies mined in 2022, was $1.9295, which was significantly higher than the average prices of $0.0165 and $1.1610 of KAS and IRON, the two cryptocurrencies representing two highest aggregate value mined among all cryptocurrencies we mined in 2023.

Cost of mining revenue

Cost of mining revenue consist primarily of the following expenses:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
	US$	US$
Depreciation	2,639,240	1,755,914
Other costs	1,753,806	484,535
Utility expenses	4,058,660	3,880,006
Total	8,451,706	6,120,455

Our cost of services significantly increased by US$2.3 million, which is due to the combined effects of: i) an increase of US$0.9 million in depreciation since we deployed more mining machines in 2023, and ii) an increase of US$1.3 million in other costs. Other costs primarily related to logistics, duties, rental costs and labors. The increase in other costs was due to the higher operating costs in the U.S. after our mining machines were relocated from China to the U.S. in October 2022. Our utility expenses increased slightly by US$0.2 million in 2023 compared to 2022, which was consistent with the higher average number of mining machines we employed in 2023, being 4,272 units (2022: 4,108 units).

The following table details the breakeven point for each of the material cryptocurrency assets we mined on a per unit basis:

	For the Year Ended December 31, 2023				For the Year Ended December 31, 2022
Cryptocurrency	Revenue/unit	Electricity costs/unit	Depreciation and other costs/unit	Breakeven point/unit	Revenue/unit	Electricity costs/unit	Depreciation and other costs/unit	Breakeven point/unit
	(i)	(ii)	(iii)		(i)	(ii)	(iii)
	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)
DERO	—	—	—	—	11.0169	2.3023	1.6456	3.9479
NIM	0.0013	0.0004	0.0004	0.0008	0.0020	0.0009	0.0003	0.0012
DGB	—	—	—	—	0.0252	0.0054	0.0038	0.0091
TON	—	—	—	—	1.9295	0.3952	0.2867	0.6819
KAS	0.0165	0.0052	0.0056	0.0108	0.0026	0.0010	0.0004	0.0014
IRON	1.1610	0.3625	0.3923	0.7548	—	—	—	—
Others	0.0031	0.0010	0.0010	0.0020	—	—	—	—

i.       Revenue/unit represents the total revenue generated from the cryptocurrency divide by the total quantity of that particular cryptocurrency mined during the fiscal year. During the fiscal years of 2023 and 2022, the range of value for each cryptocurrency calculated on a monthly basis was as follows, respectively:

•        DERO: Fiscal 2023 N/A (Fiscal 2022 $10.75/unit to $11.32/unit)

•        NIM: Fiscal 2023, $0.0008/unit to $0.0018/unit (Fiscal 2022: $0.001/unit to $0.004/unit)

•        DGB: Fiscal 2023, N/A (Fiscal 2022, $0.01/unit to $0.03/unit)

•        TON: Fiscal 2023, N/A (Fiscal 2022, $1.17/unit to $2.59/unit)

•        KAS: Fiscal 2023, $0.0055/unit to $0.1695/unit (Fiscal 2022, $0.0003/unit to $0.006/unit)

•        IRON: Fiscal 2023, $0.6317/unit to $8.7944/unit (Fiscal 2022: N/A)

ii.      Electricity/unit represents the total electricity costs incurred on mining the cryptocurrency divide by the total quantity of that particular cryptocurrency mined during the fiscal year. During the fiscal years of 2023 and 2022, the range of costs for each cryptocurrency calculated on a monthly basis was as follows, respectively:

•        DERO: Fiscal 2023 N/A (Fiscal 2022, $1.54/unit to $3.29/unit)

•        NIM: Fiscal 2023, $0.0001/unit to $0.0008/unit (Fiscal 2022, $0.0003/unit to $0.001/unit)

•        DGB: Fiscal 2023 N/A (Fiscal 2022, $0.003/unit to $0.01/unit)

•        TON: Fiscal 2023 N/A (Fiscal 2022, $0.28/unit to $0.77/unit)

•        KAS: Fiscal 2023, $0.0023/unit to $0.0789/unit (Fiscal 2022, $0.0001/unit to $0.002/unit)

•        IRON: Fiscal 2023, $0.0906/unit to $1.7232/unit (Fiscal 2022: N/A)

iv.      Other costs in 2022 was primarily related to rental costs of mining facilities and mining management costs. Since we no longer mined TRB in 2022, we did not incur such costs in 2022. Other costs in 2022 and 2023 primarily related to logistics, duties, rental costs and labors.

Sales of mining machines

	For The Year Ended December 31, 2023	For The Year Ended December 31, 2022
	US$	US$
Revenues – sales of mining machines	219,782,989	—
Costs of sales	25,389,335	—
Gross profit	194,393,654	—
Gross profit margin %	88%	—

Hosting revenue

	For The Year Ended December 31, 2023	For The Year Ended December 31, 2022
	US$	US$
Revenues	482,186	—
Costs of hosting revenue	488,837	—
Gross profit	(6,651)	—
Gross profit margin %	(1.4)%	—

Mining Pool Revenue

	For The Year Ended December 31, 2023	For The Year Ended December 31, 2022
	US$	US$
Revenues	24,003,122	—
Costs of mining pool revenue	23,765,150	—
Gross profit	237,972	—
Gross profit margin %	0.99%	—

Revenues from sales of mining machines, hosting services and mining pool are new businesses that we launched in 2023. Therefore, there was significant increases, especially revenues from sales of mining machines and mining pool, in their revenues in 2023. The high margin in sales of mining machines was due to the cost to produce mining machines are relatively low and there is currently a premium in the prices of mining machines in the market.

Revenues from sales of mining machines represented 85.4% of the Company total revenues for the year ended December 31, 2023. Costs of sales of mining machines are primarily related to costs charged by our Original Equipment Manufacturer (“OEM”) factories who manufactured the mining machines on our behalf.

Revenues from mining pool represented 9.3% of the Company total revenues for the year ended December 31, 2023. Costs of mining pool revenue primarily related to consideration, including the allocated block rewards and transaction fees, paid to mining pool participants.

The following table shows revenue/value of cryptocurrencies mined and margin of the different cryptocurrencies mined related to the operations of our mining pool in the fiscal year ended December 31, 2023:

Cryptocurrency	Revenue/ Value of cryptocurrencies mined	Margin	% of margin
	(in US$)	(in US$)
KAS	23,978,628	237,972	0.99%
IRON	24,494	—	—%
Total	$24,003,122	$237,972	0.99%

As shown on the table above, 99.89% of our revenue for mining pool was generated from KAS.

Operating expenses

Our operating expenses are consisted of general and administrative expenses, which consist primarily of the following expenses:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
	US$	US$
Employee bonuses	10,593,544	121,929
Office expenses	153,679	153,009
Rental expenses	71,415	23,224
Salary and benefits	550,883	580,647
Technical services and maintenance	28,022	21,708
Travel expenses	94,422	42,533
Utilities expenses	26,821	42,227
Management services	32,199	74,305
Meal & entertainment	10,297	79,731
Professional fees	537,566	202,900
Other expenses	5,049	539,076
Depreciation	290,269	36,385
Merchant service charges	2,176,217	182,061
Total	14,570,383	2,099,735

Our general administrative (“G&A”) expenses significantly increased by US$12.5 million from 2023 to 2022, which was primarily due to: (i) significant increase of US$10.5 million in employee bonuses; and (ii) increase of $2.0 million in merchant service charges, in 2023 compared to 2022 due to the significant increase in exchange costs for converting cryptocurrencies to fiat currency and online merchant costs (e.g. CoinPal costs), which is consistent with the significant increase in our crypto assets resulted from our significant increase in revenues from various revenue streams. The increase in employee bonuses and service charges was offset by significant decreases in certain other expenses of US$0.5 million, which is primarily related to the costs we incurred to transfer our mining machines from China to the U.S.

Six Months ended June 30, 2024 and 2023

The following table presents an overview of our results of operations for the six months ended June 30, 2024 and 2023:

	For The Six Months Ended June 30, 2024	For The Six Months Ended June 30, 2023
	US$	US$
Revenues	144,483,931	9,518,634
Costs of Revenue	59,704,329	4,186,313
Gross profit	84,779,602	5,332,321
Operating costs and expenses:
Selling expenses	386,181	16,158
General and administrative	2,627,482	699,201
Research and development	5,585,754	1,945,569
Unrealized gain on futures contracts	(101,921)	—
Realized loss on future contracts	732,177	—
Rewards earned on crypto short-term investment (right to receive cryptocurrencies)	(2,267,279)	—
Change in fair value of cryptocurrencies	1,102,968	221,626
Total operating costs and expenses	8,065,362	2,882,554
Income from operations	76,714,240	2,449,767
Total other (income) expenses	(20,302)	222,975
Income before provision for income taxes	76,734,542	2,226,792
Income taxes expense	13,158,563	830,069
Net income	63,575,979	1,396,723

Comparison of the Six Months Ended June 30, 2024 and 2023

Revenue, costs of sales and gross profit margin

The following table sets forth the revenue, costs of sales and gross profit margin of mining activity:

Revenue — mining

	For The Six Months Ended June 30, 2024	For The Six Months Ended June 30, 2023
	US$	US$
Revenues – mining	11,649,316	6,613,662
Costs of services	4,985,782	4,014,512
Gross profit	6,663,534	2,599,150
Gross profit margin %	57%	39%

Revenue from mining primarily consists of that generated from the mining of various types of cryptocurrencies. Our revenue increased by US$5.0 million, or 76%, due to: i) an increase in revenue generated from the mining of new cryptocurrencies, including KLS, ALPH and GRAM, in the first half of fiscal 2024, and ii) the average prices of the principal cryptocurrencies we mined in the first half of fiscal 2024 are relatively higher than the major cryptocurrencies we mined in the same period of 2023.

The following table shows revenue/value of cryptocurrencies mined, electricity costs, depreciation and other costs, and margin of the different cryptocurrencies mined in the six months ended June 30, 2024 and 2023:

Cryptocurrency	For the Six Months Ended June 30, 2024					For the Six Months Ended June 30, 2023
	Revenue/ Value of cryptocurrencies mined	Electricity costs	Depreciation and other costs	Margin	% of margin	Revenue/ Value of cryptocurrencies mined	Electricity costs	Depreciation and other costs	Margin	% of margin
	(in US$)	(in US$)	(in US$)	(in US$)		(in US$)	(in US$)	(in US$)	(in US$)
NIM	62,471	19,200	21,323	21,948	35%	22,871	8,425	6,248	8,198	36%
KAS	5,317,319	1,114,134	1,235,790	2,967,395	56%	5,119,310	1,540,440	1,142,514	2,436,356	48%
IRONFISH	1,581,607	275,215	316,078	990,314	63%	1,459,861	754,125	559,320	146,416	10%
RXD	972,724	159,370	181,628	631,726	65%	11,620	1,975	1,465	8,180	70%
KLS	545,249	125,883	136,576	282,790	52%	—	—	—	—
ALPH	2,851,895	594,136	627,918	1,629,841	57%	—	—	—	—
PYRIN	23,122	5,143	5,769	12,210	53%	—	—	—	—
SEDRA	94,574	22,292	24,506	47,776	51%	—	—	—	—
NEXELLIA	28,383	7,630	7,647	13,106	46%	—	—	—	—
BUGNA	26,653	7,007	7,478	12,168	46%	—	—	—	—
HOOSAT	1,835	343	358	1,134	62%	—	—	—	—
PUG	5,035	1,683	1,744	1,608	32%	—	—	—	—
GRAM	138,449	40,371	46,560	51,518	37%	—	—	—	—
Total	$11,649,316	$2,372,407	2,613,375	$6,663,534	57%	$6,613,662	$2,304,965	1,709,547	$2,599,150	39%

As shown on the table above, our revenue for KLS, ALPH and GRAM significantly increased as we started mining these types of cryptocurrencies in the six months ended June 30, 2024. For details, see the table below titled “Key Performance Indicators by Cryptocurrency.”

Our overall gross profit margin significantly increased from 39% for the six months ended June 30, 2023 to 57% for the six months ended June 30, 2024, which was mainly due to: (i) an increase in revenue generated from the mining of new cryptocurrencies, including KLS, ALPH and GRAM; and (ii) the average prices of the new cryptocurrencies we mined are relatively higher than the major cryptocurrencies we mined in the same period of 2023. For the six months ended June 30, 2024, we deployed an average of 6,107 mining machines and generated $11.6 million in revenue compared to the same period of 2023, where we only deployed an average of 3,546 mining machines and generated $6.6 million in revenue.

Our revenue is also driven by the following key performance indicators generally relevant to cryptocurrency mining industry:

Key Performance Indicators by Cryptocurrency

	For the Six Months Ended June 30, 2024				For the Six Months Ended June 30, 2023
Cryptocurrency	Revenue (USD)	Average price (USD)	Average hash rate	Average difficulty (network)	Revenue (USD)	Average price (USD)	Average hash rate	Average difficulty (network)
NIM	62,471	0.0014	0.36GH/S	4,569,469	22,871	0.0014	0.20Gh/s	7,572,609.00
KAS	5,317,319	0.1353	4192.16TH/S	21,346,646,489,680,000	5,119,310	0.0109	51.96TH/s	683,963,105,876,155.00
IRONFISH	1,581,607	2.0840	373.01TH/S	79,610,658,837,930,800	1,459,861	2.1726	963.31TH/s	223,958,668,811,387,000.00
RXD	972,724	0.0018	9.85TH/S	7,251,409	11,620	0.0045	0.81TH/s	9,401,651.00
KLS	545,249	0.0063	10.99TH/S	73,026,534,615,324	—	—	—	—
ALPH	2,851,895	2.4332	24.83TH/S	101,196,821	—	—	—	—
PYRIN	23,122	0.0454	1.53TH/S	1,117,910,650,046,900	—	—	—	—
SEDRA	94,574	0.0005	115.8TH/S	4,810,973,035,916,560	—	—	—	—
NEXELLIA	28,383	0.0024	1.16TH/S	14,249,101,473,031	—	—	—	—
BUGNA	26,653	0.0000	52TH/S	2,242,449,682,808,800	—	—	—	—
HOOSAT	1,835	0.0021	0.17TH/S	96,085,800,094,329	—	—	—	—
PUG	5,035	0.0001	1.54TH/S	18,112,196,367,228	—	—	—	—
GRAM	138,449	0.0191	N/A	281,474,976,710,656	—	—	—	—
Total	$11,649,316				$6,613,662

Daily Average Number of Mining Machines Deployed

Cryptocurrency	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
	Units	Units
NIM	45	13
KAS	2,766	2,513
IRONFISH	822	1,016
RXD	444	4
KLS	298	—
ALPH	1,483	—
PYRIN	15	—
SEDRA	63	—
NEXELLIA	21	—
BUGNA	24	—
HOOSAT	1	—
PUG	11	—
GRAM	114	—
Total	6,107	3,546

Cost of services

Cost of services consists primarily of the following expenses:

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
	US$	US$
Depreciation	1,958,488	1,240,044
Other costs	654,887	469,503
Utility expenses	2,372,407	2,304,965
Total	4,985,782	4,014,512

Our cost of services increased by US$1.0 million, which is due to the combined effects of: i) an increase of US$0.7 million in depreciation and an increase of US$0.1 million in utility expenses since we deployed more mining machines in six months ended June 30, 2024 compared to the six months ended June 30, 2023; ii) an increase of US$0.2 million in other costs. Other costs in six months ended June 30, 2024 and 2023 primarily related to rental costs of mining facilities and mining management costs.

The following table details the breakeven point for each of the cryptocurrency assets we mined on a per unit basis:

Cryptocurrency	For the Six Months Ended June 30, 2024				For the Six Months Ended June 30, 2023
	Revenue/unit	Electricity costs/unit	Depreciation and other costs/unit	Breakeven point/unit	Revenue/unit	Electricity costs/unit	Depreciation and other costs/unit	Breakeven point/unit
	(i)	(ii)	(iii)		(i)	(ii)	(iii)
	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)
NIM	0.0014	0.0004	0.0005	0.0009	0.0014	0.0005	0.0004	0.0009
KAS	0.1353	0.0283	0.0314	0.0597	0.0109	0.0033	0.0031	0.0064
IRONFISH	2.0840	0.3626	0.4165	0.7791	2.1726	1.1217	0.6182	1.7399
RXD	0.0018	0.0003	0.0003	0.0006	0.0045	0.0008	0.0013	0.0021
KLS	0.0063	0.0015	0.0016	0.0031	—	—	—	—
ALPH	2.4332	0.5069	0.5357	1.0426	—	—	—	—
PYRIN	0.0454	0.0101	0.0113	0.0214	—	—	—	—
SEDRA	0.0005	0.0001	0.0001	0.0002	—	—	—	—
NEXELLIA	0.0024	0.0006	0.0006	0.0012	—	—	—	—
BUGNA	0.000018	0.0006	0.0006	0.0012	—	—	—	—
HOOSAT	0.0021	0.0004	0.0004	0.0008	—	—	—	—
PUG	0.0001	0.0000	0.0000	0.0000	—	—	—	—
GRAM	0.0191	0.0056	0.0064	0.0120	—	—	—	—

i.       Revenue/unit represents the total revenue generated from the cryptocurrency divided by the total quantity of that particular cryptocurrency mined during the fiscal period. The range of value for each cryptocurrency was as follows:

•        NIM: June 30, 2024, $0.0012/unit to $0.0015/unit (June 30, 2023: $0.0012/unit to $0.0018/unit)

•        KAS: June 30, 2024, $0.0998/unit to $0.1594/unit (June 30, 2023: $0.0055/unit to $0.0312/unit)

•        IRONFISH: June 30, 2024, $0.9252/unit to $2.1824/unit (June 30, 2023: 1.2273/unit to $8.7944/unit)

•        RXD: June 30, 2024, $0.0000/unit to $0.0021/unit (June 30, 2023: $0.0045/unit)

•        KLS: June 30, 2024, $0.0028/unit to $0.0234/unit (June 30, 2023: N/A)

•        ALPH: June 30, 2024, $1.6580/unit to $2.8059/unit (June 30, 2023: N/A)

•        PYRIN: June 30, 2024, $0.0274/unit to $0.0900/unit (June 30, 2023: N/A)

•        SEDRA: June 30, 2024, $0.0002/unit to $0.0017/unit (June 30, 2023: N/A)

•        NEXELLIA: June 30, 2024, $0.0009/unit to $0.0357/unit (June 30, 2023: N/A)

•        BUGNA: June 30, 2024, $0.0000/unit to $0.0001/unit (June 30, 2023: N/A)

•        HOOSAT: June 30, 2024, $0.0003/unit to $0.0046/unit (June 30, 2023: N/A)

•        PUG: June 30, 2024, $0.0000/unit to $0.0001/unit (June 30, 2023: N/A)

•        GRAM: June 30, 2024, $0.0037/unit to $0.0407/unit (June 30, 2023: N/A)

ii.      Electricity/unit represents the total electricity costs incurred on mining the cryptocurrency divided by the total quantity of that particular cryptocurrency mined during the fiscal period. The range of costs for each cryptocurrency was as follows:

•        NIM: June 30, 2024, $0.0002/unit to $0.0005/unit (June 30, 2023: $0.0003/unit to $0.0010/unit)

•        KAS: June 30, 2024, $0.0185/unit to $0.0568/unit (June 30, 2023: $0.0024/unit to $0.0101/unit)

•        IRONFISH: June 30, 2024, $0.2478/unit to $0.5548/unit (June 30, 2023: $0.8728/unit to $1.4951/unit)

•        RXD: June 30, 2024, $0.0000/unit to $0.0005/unit (June 30, 2023: $0.0008/unit)

•        KLS: June 30, 2024, $0.0010/unit to $0.0058/unit (June 30, 2023: N/A)

•        ALPH: June 30, 2024, $0.3430/unit to $0.6365/unit (June 30, 2023: N/A)

•        PYRIN: June 30, 2024, $0.0039/unit to $0.0194/unit (June 30, 2023: N/A)

•        SEDRA: June 30, 2024, $0.0001/unit to $0.0002/unit (June 30, 2023: N/A)

•        NEXELLIA: June 30, 2024, $0.0003/unit to $0.0047/unit (June 30, 2023: N/A)

•        BUGNA: June 30, 2024, $0.0000/unit (June 30, 2023: N/A)

•        HOOSAT: June 30, 2024, $0.0001/unit to $0.0006/unit (June 30, 2023: N/A)

•        PUG: June 30, 2024, $0.0000/unit (June 30, 2023: N/A)

•        GRAM: June 30, 2024, $0.0005/unit to $0.0086/unit (June 30, 2023: N/A)

Other costs in the six months ended June 30, 2024 and 2023 primarily related to freight costs of mining machines and mining management costs. The increase of such costs in the six months ended June 30, 2024 compared to the six months ended June 30, 2023 was due to increase of freight fees and labor cost.

The following table sets forth the revenue, costs of sales and gross profit margin of sales of mining machines:

Revenue — sales of mining machines

	For The Six Months Ended June 30, 2024	For The Six Months Ended June 30, 2023
	US$	US$
Revenues – sales of mining machines	94,947,127	2,904,972
Costs of Revenue	17,742,554	171,801
Gross profit	77,204,573	2,733,171
Gross profit margin %	81%	94%

Revenue from sales of mining machines is a new business that we launched in April 2023. Therefore, there was a significant increase in its revenue in the six months ended June 30, 2024 compared to the same period in 2023.

Revenue — hosting

	For The Six Months Ended June 30, 2024	For The Six Months Ended June 30, 2023
	US$	US$
Revenues – hosting	2,131,656	—
Costs of services	1,569,095	—
Gross profit	562,561	—
Gross profit margin %	26%	0%

Revenue from hosting services is a new business that we launched in November 2023. Therefore, there was a significant increase in its revenue in the six months ended June 30, 2024 compared to the same period in 2023.

Revenue — mining pool

	For The Six Months Ended June 30, 2024	For The Six Months Ended June 30, 2023
	US$	US$
Revenues – mining pool	35,755,832	—
Costs of services	35,406,898	—
Gross profit	348,934	—
Gross profit margin %	1%	0%

Revenue from mining pool is a new business that we launched in September 2023. Therefore, there was a significant increase in its revenue in the six months ended June 30, 2024 compared to the same period in 2023.

The following table shows revenue/value of cryptocurrencies mined and margin of the different cryptocurrencies mined related to the operations of our mining pool in the six months ended June 30, 2024:

Cryptocurrency	Revenue/ Value of cryptocurrencies mined	Margin	% of margin
	(in US$)	(in US$)
KAS	34,497,518	344,975	1.00%
Others*	1,258,314	3,959	0.31%
Total	$35,755,832	$348,934	0.98%

____________

*        Includes NIM, BUGNA, HOOSAT, IRON, RXD, KLS, ALPH, PYRIN, SEDRA, and NEXELLIA.

As shown on the table above, 96.48% of our revenue for mining pool was generated from KAS.

Operating expenses

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
	US$	US$
Employee bonuses	98,628	—
Office expenses	335,887	135,846
Rental expenses	46,879	10,078
Salary and benefits	286,998	250,444
Technical services and maintenance	5,365	69,743
Travel expenses	18,370	9,698
Utilities expenses	8,114	18,738
Management services	200,436	4,925
Meal & entertainment	12,965	2,488
Professional fees	217,453	2,042
Other expenses	(10,142)	2,275
Depreciation	5,802	10,183
Merchant service charges	1,400,727	182,741
Total	2,627,482	699,201

Our general administrative (“G&A”) expenses are generally fixed. The significant increase of US$1.9 million in operating expenses is primarily related to the merchant service charges on the sale of mining machines, which is the new business launched by the Company in April 2023. Merchant service charges represent the fees charged by payment processing merchants who processed the payments from our customers. As a result of the significant increase in our sales of mining machines, merchant service charges also increased.

Research and development expenses

During the year ended December 31, 2023, we incurred US$10.1 million in research and development (“R&D”) expenses. US$7.8 million of our R&D expenses in 2023 was related to the development of our own ASIC chips to be used in mining machines and the remaining US$2.3 million was related to bonus granted to our R&D team. Our R&D expenses in fiscal 2023 increased by US$2.9 million compared to US$7.2 million in fiscal 2022 mainly due to the bonus granted in 2023.

During the six months ended June 30, 2024, we incurred US$5.6 million in research and development expenses for the development of our own ASIC chips to be used in mining machines, representing a significant increase of US$3.7 million compared to US$1.9 million in the six months ended June 30, 2023.

Income Tax

Cayman Islands and BVI

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

United States

Under the current Delaware State and U.S. federal income tax, the Company’s Delaware limited liability company (“LLC”) subsidiaries, Bgin Infrastructure US and Bgin Management, are subject to the Delaware State’s franchise tax. The Delaware franchise tax rate is a flat rate of US$300 for calendar years of 2023 and 2022. The Company’s subsidiaries, Bgin Infrastructure US and Bgin Management were subject to an 8.7% Delaware state income tax and a 21% federal income tax for the six months ended June 30, 2024 and the years ended December 31, 2023 and 2022.

Bgin HK is authorized to conduct business in the State of Nebraska and the State of West Virginia. Bgin HK is subject to Nebraska state current income tax generated in the state at the rate of 5.58% for first taxable income of US$100,000 and 7.5% for taxable income above US$100,000, and is subject to West Virginia State income tax at a rate of 6.5%. Bgin HK is also subject to federal income tax at a flat rate of 21%.

Hong Kong

The Company’s assessable profits in respect of its Hong Kong operations were subject to Hong Kong profit tax at the applicable income tax rate of 8.25% for the first HK$2.0 million assessable profits and the remaining assessable profits at the tax rate of 16.5%.

The Company’s income tax expense increased by US$33.8 million in the year ended December 31, 2023 compared to 2022, mainly due to the increase in profit before tax by US$173.8 million in 2023 compared to 2022.

The Company’s income tax expense for the six months ended June 30, 2024 was US$13.2 million, an increase of US$12.3 million compared to the six months ended June 30, 2023, mainly due to an increase in net income before taxes by $74.5 million in the six months ended June 30, 2024 compared to the six months ended June 30, 2023.

Net Income

As a result of the factors described above, our net income for the fiscal year ended December 31, 2023 was US$139.8 million, compared to the net loss of US$0.2 million for the year ended December 31, 2022, representing an increase in net income of US$140 million.

As a result of the factors described above, our net income for the six months ended June 30, 2024 was US$63.6 million, compared to the net income of US$1.4 million for the six months ended June 30, 2023, representing an increase in net income of US$62.2 million.

Material Events

On November 10, 2022, FTX, a Bahamas-based cryptocurrency exchange, filed for Chapter 11 bankruptcy. We had stored cryptocurrencies valued at US$1.08 million, which consisted only of Bitcoins, in the hot wallets maintained on FTX prior to its bankruptcy. As a result of this event, we recorded an impairment of $1.08 million, included in the total $4,233,208 impairment of cryptocurrencies recorded for the year ended December 31, 2022.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by our business activities. As of June 30, 2024 and December 31, 2023 and 2022, we had US$49.7 million, US$46.7 million and US$0.6 million, respectively, in cash, which primarily consist of cash deposited in banks.

The Company’s working capital requirements mainly comprise cost of services, general and administrative fees, research and development (see above operating expenses break down). We believe that our current cash and cash equivalents and our anticipated cash flows from investing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures at least for the next 12 months from the date of this prospectus.

Cash Flow Summary

Years Ended December 31, 2023 and December 31, 2022

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
	US$	US$
Net cash used in operating activities	(31,285,401)	(12,744,739)
Net cash provided by investing activities	77,741,089	9,654,611
Net cash provided by (used in) financing activities	(361,584)	350,118
Effect of exchange rate changes on cash	1,024	(311,139)
Net increase (decrease) in cash	46,095,128	(3,051,149)
Cash at beginning of year	601,731	3,652,880
Cash at end of year	46,696,859	601,731

We had a balance of cash and cash equivalents of US$46.7 million as of December 31, 2023, compared with a balance of US$0.6 million as of December 31, 2022. We mainly derived our cash inflow from investing activities.

Operating Activities:

Net cash used in operating activities was US$31.3 million for the year ended December 31, 2023, compared to net cash used in operating activities of US$12.7 million for the year ended December 31, 2022, representing a US$18.6 million increase in the net cash outflow for operating activities. The increase in net cash outflow for operating activities was primarily due to the following reasons:

1)      We had net income of US$139.8 million for the year ended December 31, 2023. For the year ended December 31, 2022, we had net loss of US$0.2 million which led to a US$140 million increase in net cash inflow for operating activities.

2)      Change in non-cash items, including depreciation expenses, change in fair value of cryptocurrencies, realized gain/loss from sale of cryptocurrencies, cryptocurrencies mined, impairment of cryptocurrencies, loss on disposal of fixed assets, employee compensation, expenses settled by cryptocurrencies, cryptocurrencies paid to mining pool participants, cryptocurrencies received from sales of mining machines, cryptocurrencies received from hosting revenue, expense of deferred issuance costs and deferred income taxes, was US$196.3 million cash outflow in total for the year ended December 31, 2023. For the year ended December 31, 2022, change in non-cash items was US$11.4 million cash outflow, which led to a US$184.9 million increase in net cash outflow from operating activities.

3)      Change in accounts receivable used US$2.8 million in net cash outflow for the year ended December 31, 2023. For the year ended December 31, 2022, change in accounts receivable was $nil, which lead to a US$2.8 million increase in net cash outflow from operating activities.

4)      Change in inventories used US$3.5 million in net cash outflow for the year ended December 31, 2023. For the year ended December 31, 2022, change in inventories was $nil, which lead to a US$3.5 million increase in net cash outflow from operating activities.

5)      Change in prepaid expenses and other assets used US$7.5 million in net cash outflow for the year ended December 31, 2023. For the year ended December 31, 2022, change in prepaid expenses used net cash outflow of US$0.6 million, representing a US$6.9 million increase in net cash outflow from operating activities.

6)      Change in accounts payable and accrued liabilities provided US$3.5 million net cash inflow for the year ended December 31, 2023. For the year ended December 31, 2022, change in accounts payable and accrued liabilities used net cash outflow of US$0.1 million, which led to a US$3.6 million increase in net cash inflow from operating activities.

7)      Change in other receivable used US$1.0 million net cash outflow for the year ended December 31, 2023. For the year ended December 31, 2022, change in other receivable used net cash outflow of US$0.4 million, which led to a US$0.6 million increase in net cash outflow from operating activities.

8)      Change in contract liabilities provided US$2.0 million in net cash inflow for the year ended December 31, 2023. For the year ended December 31, 2022, change in contract liabilities was $nil, which lead to a US$2.0 million increase in net cash inflow from operating activities.

9)      Change in tax payable provided US$34.1 million of net cash inflow for the year ended December 31, 2023. For the year ended December 31, 2022, change in tax payable was $nil, which led to a US$34.1 million increase in net cash inflow from operating activities.

Investing Activities:

Net cash generated from investing activities was US$77.7 million for the year ended December 31, 2023, which was attributable to the combined effect of (i) cash used for purchase of property and equipment in the amount of $6.7 million, and (ii) $84.4 million in proceeds generated from the sales of cryptocurrencies.

Net cash generated from investing activities was US$9.7 million for the year ended December 31, 2022, which was attributable to the combined effect of (i) cash used for purchase of property and equipment in the amount of $5.2 million, and (ii) $14.8 million in proceeds generated from the sales of cryptocurrencies.

Financing Activities:

For the year ended December 31, 2023, the Company had net cash used by financing activities of US$0.4 million, which was primarily attributable to the combined effect of (i) the Company’s proposed initial public offering expenses of $0.5 million, and (ii) $0.1 million from repayments of related parties.

For the year ended December 31, 2022, the Company had net cash provided by financing activities of US$0.4 million, which was primarily attributable to (i) US$1.1 million in repayment from related parties; due from related party balance as of December 31, 2021 was mainly related to cryptocurrency proceeds collected by Mr. Qingfeng Wu, our chief executive officer, on behalf of the Company prior to April 2022. In 2022, Mr. Qingfeng Wu paid the balance back to the Company; ii) US$0.8 million incurred in relation to the Company’s proposed initial public offering; and iii) capital contribution of US$0.1 million from a non-controlling interest shareholder to a subsidiary of the Company.

Six Months Ended June 30, 2024 and 2023

	For the Six Months ended June 30, 2024	For the Six Months ended June 30, 2023
	US$	US$
Net cash used in operating activities	(90,728,465)	(1,991,630)
Net cash provided by investing activities	93,899,568	5,972,461
Net cash used in financing activities	(203,310)	(1,692,991)
Effect of exchange rate changes on cash	—	(284,952)
Net increase in cash	2,967,793	2,002,888
Cash at beginning of period	46,696,859	601,731
Cash at end of period	49,664,652	2,604,619

We had a balance of cash and cash equivalents of US$49.7 million as of June 30, 2024, compared with a balance of US$46.7 million as of December 31, 2023. We mainly derived our cash inflow from investing activities.

Operating Activities:

Net cash used in operating activities was US$90.7 million for the six months ended June 30, 2024, compared to net cash used in operating activities of US$2.0 million for the six months ended June 30, 2023, representing a US$88.7 million increase in the net cash outflow for operating activities. The increase in net cash outflow for operating activities was primarily due to the following reasons:

1)      We had net income of US$63.6 million for the six months ended June 30, 2024. For the six months ended June 30, 2023, we had net income of US$1.4 million, representing a US$62.2 million increase in net cash inflow for operating activities from the six months ended June 30, 2024 to six months ended June 30, 2023.

2)      Change in non-cash items, including depreciation expenses, change in fair value of cryptocurrencies, cryptocurrencies mined, loss on disposal of fixed assets, employee compensation, expenses settled by cryptocurrencies, cryptocurrencies paid to mining pool participants, cryptocurrencies received from sales of mining machines, cryptocurrencies received from hosting revenue, cryptocurrencies received from settled future contracts, rewards earned from crypto short-term investments (right to receive cryptocurrencies) and deferred income taxes, represented a US$100.2 million cash outflow in total for the six months ended June 30, 2024. For the six months ended June 30, 2023, change in non-cash items was US$4.7 million cash outflow, which led to a US$95.5 million increase in net cash outflow from operating activities.

3)      Change in accounts receivable provided US$2.8 million in net cash inflow for the six months ended June 30, 2024. For the six months ended June 30, 2023, change in accounts receivable was US$nil, representing a US$2.8 million increase in net cash inflow from operating activities.

4)      Change in inventories used US$20.4 million in net cash outflow for the six months ended June 30, 2024. For the six months ended June 30, 2023, change in inventories used net cash outflow of US$0.4 million, representing a US$20.0 million increase in net cash outflow from operating activities.

5)      Change in prepaid expenses used US$47.3 million in net cash outflow for the six months ended June 30, 2024. For the six months ended June 30, 2023, change in prepaid expenses used net cash outflow of US$4.4 million, representing a US$42.9 million increase in net cash outflow from operating activities. The significant increase in the change of prepaid expenses for the six months ended June 30, 2024 compared to the same period of 2023 was primarily due to: i) the significant increase in our sales of mining machines. We started our business of sale of mining machines since April 2023 and sales significantly increased after June 30, 2023. To accommodate the increase in the sales of our mining machines, our production of the mining machines also significantly increased. The prepaid expenses as of June 30, 2024 primarily represented the prepaid costs for the purchases of raw materials. As a result of the significant increase in the production of mining machines, our prepaid expenses for raw materials also significantly increased; and ii) the high demand of the raw materials, especially the chip materials, in the market. As a result, the procurement lead time for chip materials is generally long. Thus, we are required to prepaid relatively earlier in order to secure our purchase orders.

6)      Change in other receivable used US$5.2 million in net cash outflow for the six months ended June 30, 2024. For the six months ended June 30, 2023, change in other receivable provided net cash inflow of US$0.2 million, representing a US$5.4 million increase in net cash outflow from operating activities.

7)      Change in contract liabilities provided US$0.3 million in net cash inflow for the six months ended June 30, 2024. For the six months ended June 30, 2023, change in contract liabilities provided net cash inflow of US$4.1 million, representing a US$3.7 million decrease in net cash inflow from operating activities. The higher change in the net cash inflow of contract liabilities for the six months ended June 30, 2023 compared to the same period of 2024 was primarily due to that we only started the sale of our mining machines since April 2023. Therefore, there was no contract liabilities related to sale of mining machines as of December 31, 2022, resulting in a higher change in net cash inflow in contract liabilities related to sale of mining machines for the six months ended June 30, 2023. In comparison, we had contract liabilities related to sale of mining machines as of December 31, 2023 and June 30, 2024. Therefore, the changes in cash inflow from contract liabilities related to sale of mining machines for the six months ended June 30, 2024 was smaller compared to the same period of 2023.

8)      Change in accounts payable and accrued liabilities provided US$3.2 million in net cash inflow for the six months ended June 30, 2024. For the six months ended June 30, 2023, change in accounts payable and accrued liabilities provided net cash inflow of US$0.4 million, representing a US$2.8 million increase in net cash inflow from operating activities.

9)      Change in tax payable provided US$13.1 million of net cash inflow for the six months ended June 30, 2024. For the six months ended June 30, 2023, change in tax payable provided net cash inflow of US$1.1 million, representing a US$12.0 million increase in net cash inflow from operating activities.

Investing Activities:

Net cash generated from investing activities was US$93.9 million for the six months ended June 30, 2024, which was attributable to the combined effect of (i) cash used for purchase of property and equipment in the amount of $1.7 million, and (ii) $95.6 million in proceeds generated from the sales of cryptocurrencies.

Net cash generated from investing activities was US$6.0 million for the six months ended June 30, 2023, which was attributable to the combined effect of (i) cash used for purchase of property and equipment in the amount of $4.6 million, and (ii) $10.6 million in proceeds generated from the sales of cryptocurrencies.

Financing Activities:

For the six months ended June 30, 2024, the Company had net cash used in financing activities of US$0.2 million, which was primarily attributable to (i) US$0.14 million in repayments to related parties; and ii) US$0.06 million in expenses incurred in relation to the Company’s proposed initial public offering.

For the six months ended June 30, 2023, the Company had net cash used in financing activities of US$1.7 million, which was primarily attributable to (i) US$1.5 million in repayments to related parties; and ii) US$0.2 million in expenses incurred in relation to the Company’s proposed initial public offering.

Analysis of Items with Major Changes on the Consolidated Balance Sheets

	December 31, 2023	December 31, 2022
	US$	US$
Assets
Current Assets
Cash and cash equivalents	46,696,859	601,731
Accounts receivable, net	2,807,030	—
Inventories	3,534,937	—
Prepaid expenses	6,741,612	781,319
Other receivables	1,443,351	400,203
Deferred issuance costs	962,305	797,452
Due from related parties	32,006	37,329
Intangible assets – cryptocurrencies	116,081,331	1,270,806
Total current assets	178,299,431	3,888,840
Non-current assets
Deposits and other non-current assets	1,584,725	—
Right-of-use assets, net	346,661	—
Property and equipment, net	11,435,893	8,005,334
Total assets	191,666,710	11,894,174

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and accrued liabilities	3,772,478	591,516
Taxes payable	35,476,333	1,403,675
Due to related party	485,587	500,525
Other payables	682,241	562
Contract liabilities	1,980,569	—
Operating lease liability – current	167,136	—
Total current liabilities	42,564,344	2,496,278
Deferred income tax liabilities	—	278,065
Operating lease liability – non-current	180,887	—
Total liabilities	42,745,231	2,774,343
Commitments and contingencies
Shareholders’ equity
Class A ordinary shares, $0.001 par value, 39,540,000 shares authorized, 3,954,000 and 3,954,000 issued and outstanding	—	—
Class B ordinary shares, $0.001 par value, 10,460,000 shares authorized, 1,046,000 and 1,046,000 shares issued and outstanding	—	—
Retained earnings	149,021,949	9,273,760
Accumulated other comprehensive income	(244,059)	(244,929)
Total shareholders’ equity	148,777,890	9,028,831
Non-controlling interest	143,589	91,000
Total liabilities and shareholders’ equity	191,666,710	11,894,174

Cryptocurrencies

The carrying amount of cryptocurrencies increased by US$114.8 million from US$1.3 million as of December 31, 2022 to US$116.1 million as of December 31, 2023 mainly due to the significant cryptocurrencies received from the sales of mining machines during 2023.

Prepaid expenses

Prepaid expenses as of December 31, 2023 and 2022 primarily represent expenditures prepaid for materials and utilities. The prepaid expense balance increased by US$6.0 million due to our increased mining operations.

Accounts receivables

Accounts receivable was related to sales of mining machines. The accounts receivables balance increased by US$2.8 million due to we only started the business of sale of mining machines in 2023.

Inventory

Inventory was related to sales of mining machines. The inventory balance was US$3.5 million as at December 31, 2023 due to we only started the business of sale of mining machines in 2023.

Property and equipment

The carrying amount of property and equipment increased by US$3.4 million from US$8.0 million as at December 31, 2022 to US$11.4 million as at December 31, 2023 due to the combined effect of (i) additions of office equipment valued at US$6.7 million, (ii) depreciation charge for the year ended December 31, 2023 of US$3.0 million, and (iii) disposal of mining machines valued at US$0.3 million.

Accounts payable

Accounts payable was primarily related to trades payable and salary payables, and the increase of US$3.2 million from US$0.6 million as of December 31, 2022 to US$3.8 million as of December 31, 2023 was primarily due to the accrued 2023 bonus payable.

Contract liabilities

Contract liabilities was primarily related to sales of mining machines and hosting services, and the balance increased by US$2.0 million due to we only started the business of sale of mining machines and hosting services in 2023.

Commitments and contractual obligations

The Company did not have significant commitments, long-term obligations, or guarantees as of December 31, 2023 and 2022.

Critical accounting policies

We believe it is helpful for readers to understand the critical accounting policies underlying our financial statements. Please refer to Note 2 of our consolidated financial statements included elsewhere in this prospectus for details of our critical accounting policies. The areas that require significant judgment and estimate for our consolidated financial statements include revenue recognition and cryptocurrencies as follows:

Revenue recognition

i) Cryptocurrency mining

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

(i)     Step 1: Identify the contract with the customer

(ii)    Step 2: Identify the performance obligations in the contract

(iii)   Step 3: Determine the transaction price

(iv)   Step 4: Allocate the transaction price to the performance obligations in the contract

(v)    Step 5: Recognize revenue when the Company satisfies a performance obligation

Company’s own mining machines

The Company maintains and operates its own mining machines by connecting to the blockchain networks to provide transaction verification services to solve the algorithms. As an operator, the Company provides transaction verification services to the transaction requestor, in addition to the blockchain network. Transaction verification services are an output of the Company’s ordinary activities. Therefore, the Company views the transaction requestor as a customer and recognizes the transaction fees as revenue from contracts with customers under ASC 606. The blockchain network is not an entity such that it may not meet the definition of a customer. However, the Company has concluded that it is appropriate to apply ASC 606 by analogy to block rewards earned from the blockchain network. The Company is entitled to the block rewards from the blockchain network upon each successful validation of a block. The Company is also entitled to the transaction fees paid by the transaction requester payable in cryptocurrency for each successful validation of a block. The Company assessed the following factors in the determination of the inception and duration of each individual contract to validate a block and satisfaction of its performance obligation as follows:

•        For each individual contract, the parties’ rights, the transaction price, and the payment terms are fixed and known as of the inception of each individual contract.

•        The transaction requestor and the blockchain network each have a unilateral enforceable right to terminate their respective contracts at any time without penalty.

•        For each of these respective contracts, contract inception and completion occur simultaneously upon block validation; that is, the contract begins upon, and the duration of the contract does not extend beyond, the validation of an individual blockchain transaction; and each respective contract contains a single performance obligation to perform a transaction validation service and this performance obligation is satisfied at the point-in-time when a block is successfully validated.

The Company recognizes revenue at the point-in-time when the block is successfully validated. In accordance with ASC 606-10-32-21, the Company measures the estimated fair value of the non-cash consideration (block reward and transaction fees) at contract inception, which is at the time the performance obligation to the requester and the network is fulfilled by successfully validating a block. The Company measures the non-cash consideration which is fixed as of the inception of each individual contract using the quoted spot rate for the cryptocurrency determined using the Company’s primary trading platform for that particular cryptocurrency at the time the Company successfully validates a block.

Mining pool operated by the Company

During the year ended December 31, 2023, the Company established a mining pool and engaged unrelated third-party mining participants (“pool participants”) to contribute hash calculations, and in exchange, remitted transaction fees and block rewards to pool participants on a pro rata basis according to each respective pool participant’s contributed hash calculations. The HumPool wallet (owned by the Company as Operator) is recorded on the distributed ledger as the winner of proof of work block rewards and assignee of all validations and, therefore, the transaction verifier of record.

Revenue recognition for mining pool operated by the Company follows the same revenue recognition policy above for mining with the Company’s own mining machines.

The pool participants entered into contracts with the Company. The pool participants contribute their hash calculations in the pool maintained by us. These third-party pool participants will not create and/or propose individual blocks to be broadcasted to the blockchain. The mining pool requires the participants to direct their hashing rates to nonce ranges specified by the mining pool in order to earn a reward from the pool. As such, they did not directly enter into contracts with the network or the requester and were not known verifiers of the transactions assigned to the pool. Therefore, the Company determined that it controlled the service of providing transaction verification services to the network and requester. Accordingly, the Company recorded all of the transaction fees and block rewards earned from transactions assigned to HumPool as revenue, and the portion of the transaction fees and block rewards remitted to HumPool participants as cost of revenues.

In accordance with ASC 606-10-32-21, the Company measures the estimated fair value of the non-cash consideration (block reward and transaction fees) at contract inception, which is at the time the performance obligation to the requester and the network is fulfilled by successfully validating a block. The Company measures the non-cash consideration which is fixed as of the inception of each individual contract using the quoted spot rate for the cryptocurrency determined using the Company’s primary trading platform for that particular cryptocurrency at the time the Company successfully validates a block.

ii) Sale of mining machines

The Company recognizes revenue using ASC 606 for sale of mining machines. The Company enters into sales contract with customers and sale of mining machines is the only performance obligation. Revenue is recognized based on the transaction prices stipulated in the sale contract and at a point in time when the control, being the point of time of delivery, of the mining machines is transferred to the customers.

The sales price in the contract is stipulated in the U.S. dollars. Customers are allowed to settle the contract using the equivalent amount in USDT cryptocurrency. The Company measures the estimated fair value of the USDT non-cash consideration at contract inception, which is at the time when the sales contract is entered into with the customer. For customers who settled the contract using USDT, there was no gain and loss recognized between the fair value of the USDT we received and the amount receivable from the contract since the exchange ratio between USDT and USD was 1:1 at the time of settlement.

Contract liabilities represented the amount prepaid by customers for future purchases of our mining machines.

iii) Hosting services

In general, we provide hosting to cryptocurrency miners (the “customer”). A customer pays us monthly fees for the specific amount of power utilized multiplied at fixed rates specified in each contract. There are only two performance obligations between the Company and the customer within the hosting arrangement, which are: 1) machine setup (stacking) service, and 2) monthly hosting service. These two services are distinct services to our customers. Each performance obligation has its own transaction price stated in the contract. For machine setup service, it is based on a small one-time fixed fee. For monthly hosting service, it is based on a fixed electricity rate stated in the contract multiplied by the actual electricity consumed by the customer’s mining machines. For machine setup service, revenue is recognized at the point in time when the machine is stacked on the shelf and connected to our hosting service platform. For hosting service, revenue is recognized over time since the customer consumes/receives the benefits simultaneously when the hosting service is provided by the Company to the customer over a monthly basis.

Cryptocurrencies

Cryptocurrencies are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its mining activities, sales of mining machines and hosting services are accounted for in connection with the Company’s revenue recognition policy disclosed above.

Purchases of cryptocurrencies by the Company are included within investing activities in the accompanying consolidated statements of cash flows. Although cryptocurrencies awarded to the Company through its mining activities are noncash items, they are included within operating activities in the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in operating costs and expenses in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first-in-first-out (“FIFO”) method of accounting.

Pre-adoption of ASU 2023-08

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. Before the adoption of ASU 2023-08 effective January 1, 2023, an intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. The Company has elected not to use this qualitative assessment option and proceed to the quantitative assessment directly. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. The Company compares the carrying value of each cryptocurrency to its subsequent market price on a daily basis. When the carrying value is higher than the daily lowest market price on a certain date, the cryptocurrency is deemed impaired and its carrying value is impaired to the lowest market price on that date.

Post-adoption of ASU 2023-08

Following the adoption of ASU 2023-08 effective January 1, 2023, the Company measures digital assets at fair value, which is the quoted price of the cryptocurrency based on its principal market, with changes recognized in operating expenses in the Consolidated Statement of Comprehensive Income (Loss).

Off-balance sheet commitments and arrangements

The Company had not entered into any material off-balance sheet transactions or arrangements as of the date of the prospectus.

INDUSTRY

Unless otherwise noted, all the information and data presented in this industry section have been derived from an industry report from Frost & Sullivan entitled “Global Blockchain and Cryptocurrency Market.” Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF GLOBAL BLOCKCHAIN AND CRYPTOCURRENCY MARKET

Definition and Introduction of Blockchain and Cryptocurrency

Blockchain technology was first introduced in 2008. It refers to a distributed ledger technology that is programmed to maintain records of financial and non-financial transactions of any value. Blockchain is a distributed database that maintains records in the form of blocks. Each block has a timestamp and a link to a previous block. The recorded data in blocks cannot be altered or tampered. The entire process is completed in real time by eliminating the need for any central authority or a third-party financial institution to verify the transactions. It allows every node to create immutable data, transparent record of transactions and peer-to-peer transactions in an efficient, secure and trust-free manner. Blockchain can be applied to various industries and activities, such as financial services, digital identification and authentication, supply chain communication and others.

Total Market Capitalization of Cryptocurrencies

According to the Frost & Sullivan Report, the market capitalization of a type of cryptocurrency refers to the total value of such cryptocurrency that have been mined. According to the Frost & Sullivan Report, as of December 31, 2019, 2020, 2021, 2022 and 2023, the total aggregate market capitalization of cryptocurrency was approximately USD193 billion, USD763 billion, USD2,251 billion, USD795 billion and USD1,650 billion, respectively, evidencing a CAGR from 2019 to 2023 of 71.0% and from 2020 to 2023 of 29.3%. As of December 31, 2023, Bitcoin, Ethereum, and alternative cryptocurrencies accounted for approximately 50.02%, 16.69%, and 33.29% of the total market capitalization of cryptocurrencies, respectively.

According to the Frost & Sullivan Report, alternative cryptocurrencies refer to the emerging cryptocurrencies other than Bitcoin and Ethereum. The emergence of alternative cryptocurrencies has made a significant contribution to the total market capitalization of cryptocurrency. The market capitalization of alternative cryptocurrencies increased from approximately USD46.8 billion as of December 31, 2019 to approximately USD549.5 billion as of December 31, 2023, representing a CAGR of 85.1%, according to the Frost & Sullivan Report.

Bitcoin

Bitcoin is a decentralized digital currency, without a central bank or single administrator, that can be sent from user to user on the peer-to-peer bitcoin network without the need for intermediaries. Transactions are verified by network nodes through cryptography and recorded in a public distributed ledger called a blockchain. The cryptocurrency was invented in 2008 by an unknown person or group of people using the name Satoshi Nakamoto. The currency was launched in 2009 when its implementation was released as open-source software. To encourage more transactions through the network and further develop the underlying blockchain, mechanisms have been set up as a part of the original cryptocurrency algorithm to incentivize the participants in the verification of transactions and the creation of more nodes to the blockchain, which are referred to as “mining”.

Bitcoin is often characterized by its distributed nature, cryptographic security, open-source code, and tamper-proof properties, and has multiple advantages due to these characteristics. Based on the vast computing power of the Bitcoin network, Bitcoin has become the most secured public blockchain network, and consequently many other smaller blockchain networks have chosen to associate themselves with, in order to enjoy the security provided by the strong computing power. The blockchains of many other cryptocurrencies also are tied to the blockchain of Bitcoin.

Since the Bitcoin system is purely peer-to-peer and decentralized, there is no need for Bitcoin users to trust or receive permission from any specific person or organization to participate in the Bitcoin network. When compared with other forms of online payment, Bitcoin is considered more efficient, especially for cross-border transactions. A Bitcoin transaction can take from ten minutes to a few hours depending on a few factors including block sizes, transaction sizes and number of transactions, which is still much faster than traditional international transfers or bank checks that can take from three to five days to clear.

Moreover, as all of the Bitcoin transactions are transparent and irreversible, it can effectively reduce the risk of fraudulent payment reversals and chargebacks. As the largest and most secure public blockchain network, the adoption of Bitcoin has proven the efficacy of blockchain technology. Further development and popularization of Bitcoin will help to expand the blockchain industry and ecosystem. The massive amount of computing power required to operate the Bitcoin network will continue to drive the development and innovation of semiconductor solutions for complex computational problems.

The Bitcoin network operates based on several core protocols that ensure its functionality and security. Transaction verification involves the consensus of the longest chain as the correct one by the network nodes, ensuring the integrity of the blockchain. The finite supply of Bitcoin is capped at 21 million coins, a limit set by Satoshi Nakamoto to prevent inflation and stabilize its value, akin to gold. The adjustment of mining difficulty is made every 2,016 blocks to maintain a consistent block discovery rate, with the difficulty increasing or decreasing based on the time taken to find the previous blocks. Lastly, the reward schedule for miners is designed to decrease by 50% every 210,000 blocks, which has reduced the block reward to 6.25 Bitcoins as of 2020, promoting a sustainable and predictable issuance rate. These protocols collectively contribute to Bitcoin’s decentralized, cryptographically secure, open-source, and tamper-proof nature.

The market potential for Bitcoin is significant, driven by regulatory changes worldwide that are easing restrictions and creating a healthier environment for cryptocurrency, with countries like China, Canada, the European Union, and the Middle East leading the charge. The U.S.’s pro-crypto leadership is also set to accelerate institutional activity, particularly through Bitcoin Exchange-traded Funds. Technological innovations, including advancements in blockchain utility and layer-2 solutions, are expected to enhance Bitcoin’s scalability and efficiency, making it more suitable for everyday transactions and large-scale adoption. Bitcoin had a remarkable 2024, showing a 126% return year-to-date as of January 2025, outpacing traditional markets. Experts predict continued growth for Bitcoin in 2025, with some forecasting a potential value of $150,000-$200,000 by year-end, and others expecting it to reach $200,000 by the end of 2025, highlighting the likelihood of sustained institutional investment.

Cryptocurrency Industry Value Chain

According to the Frost & Sullivan Report, the cryptocurrency ecosystem consists of five major elements, including hardware supply, mining farms, operation of mining pools, trading and payment. Hardware suppliers mainly focus on mining integrated circuit (“IC”) design and mining machine manufacturing as well as sales of mining machines. Mining farms usually refer to physical mining sites where operators offer customers custodian services for their mining hardware or provide computing power rental services. Operation of mining pools refers to services that enable miners to contribute their computing power and split mining rewards. Trading refers to services provided by cryptocurrency exchanges for consumers to buy and sell cryptocurrencies. Payment refers to services provided by cryptocurrency payment processors, which enables merchants and businesses to receive payments in cryptocurrencies from individuals for goods sold and services rendered.

OVERVIEW OF GLOBAL ALTERNATIVE CRYPTOCURRENCY MINING MACHINE MARKET

Overview of Major Types of Chips for Alternative Cryptocurrency Mining Machines

According to the Frost & Sullivan Report, the major types of chips for alternative cryptocurrency mining machines include:

Major Types of Chips	Description and Characteristics of the Chips
ASIC Chip	• ASIC is designed to run a specific algorithm with fast speed, but the algorithm it runs cannot be changed. The prices of ASIC chips are typically higher than other types of chips.
GPU Chip

•   The primary purpose of GPU is graphics rendering. GPU can produce hashes faster compared to CPU but slower compared to FPGA and ASIC.

•   GPU is adaptable, and its algorithms can be changed. GPU chips are user-friendly, and their prices are lower compared to ASIC chips and FPGA chips.

FPGA Chip

•   FPGA stands for Field Programmable Gate Array. Unlike CPU, FPGA is a blank digital circuit. Users can design the digital circuit for a FPGA chip.

•   Similar to GPU, the algorithms of FPGA can also be changed. However, unlike GPU, users need to build both the digital circuit design and the software.

The following table shows the comparison of major types of mining machines for alternative cryptocurrencies, according to the Frost & Sullivan Report:

	ASIC Chip	GPU Chip	FPGA Chip
Chip Definition	• Chipsets that are optimized to perform one specific function	• Chips designed to do repetitive calculations (typically for video graphics)	• Chips that are designed to be reprogrammable by the user
Mining Algorithms	• SHA256 • Others	• Ethash • Equihash • Cuckaroo29 • Others	• Can be programmed to work for any mining algorithms
Power Efficiency	• High	• Low	• Medium

	ASIC Chip	GPU Chip	FPGA Chip
User Friendliness	• High	• Medium	• Low
Adaptability	• Low	• Medium	• High
Pros	• Best performance • Most energy efficient • Fully customizable	• Highly parallel • Uses popular AI framework	• Reconfigurable functionality • Good for constantly evolving workloads
Cons	• Expensive • Not flexible • Quickly outdated	• Less efficient than FPGA and ASIC • Scalability • Inefficient unless fully utilized	• Difficult to program and set up • No major AI framework

Market Capitalization of Selected Alternative Cryptocurrencies

According to the Frost & Sullivan Report, the total market capitalization of selected alternative cryptocurrencies, including CKB, HNS, TRB, and DGB (ODO), DERO, TONCOIN, NIM, KAS and RXD has increased from approximately USD74  million as of December 31, 2019 to approximately USD11,366 million as of December 31, 2020, representing a CAGR of 252%. The selected alternative cryptocurrencies were included because we generated material amount of revenue during the fiscal years ended December 31, 2020, 2021, 2022 and 2023 from mining these types of cryptocurrencies. We did not mine CKB, HNS or TRB in the fiscal year ended December 31, 2022 and we did not mine CKB or HNS in the fiscal year ended December 31, 2021. For a detailed list of all the types of cryptocurrencies we mined during the fiscal years ended December 31, 2020, 2021, 2022 and 2023, see table below under “— Competitive Landscape of Global Alternative Cryptocurrency Mining Market.”

The total market capitalization of selected alternative cryptocurrencies, including CKB, HNS, TRB, DGB (ODO), DERO, TONCOIN, NIM, KAS and RXD, has increased from approximately USD74 million on December 31, 2019 to approximately USD11,366million on December 31, 2023, representing a CAGR of 252%.

Dogecoin

Dogecoin was created in December 2013 by Jackson Palmer, a product manager at Adobe, and Billy Markus, a software developer at IBM. It was initially intended to satirize the cryptocurrency hype at the time and was based on the popular “Doge” meme, featuring a Shiba Inu dog. The coin was launched on December 6, 2013. By December 19, 2013, its value jumped 300%, partly due to China’s policy to forbid its banks from investing in cryptocurrency. Initially, it used a randomized block mining reward, which was changed to a static reward in March 2014. Dogecoin’s code was based on Luckycoin, which was derived from Litecoin, and it uses Litecoin’s Scrypt technology and proof-of-work (“PoW”) on its blockchain.

In the summer of 2019, Dogecoin gained more attention when the crypto exchange Binance listed the coin. As of May 2024, Dogecoin’s market capitalization was nearly $24.39 billion. Its infrastructure has been slowly gaining traction with fans and developers, and it continues to operate and trade due to its active community of miners. The coin also gained significant popularity through various charity initiatives and online tipping on social media platforms, with notable endorsements from high-profile individuals like Elon Musk.

Dogecoin employs blockchain technology, ensuring a decentralized and secure system for storing transaction information on a public ledger maintained by nodes. It uses an Auxiliary Proof-of-Work (“AuxPOW”) consensus to mine new units, integrated with the Litecoin network, leveraging Litecoin’s mining work for Dogecoin transactions. This mechanism mirrors Litecoin’s mining difficulty and throughput, enhancing transaction processing efficiency. Dogecoin is known for its fast transaction speeds and low fees, making it an efficient option for peer-to-peer payments. Its low transaction costs and quick processing times allow users to send money seamlessly, whether for small personal transfers or international remittances. Compared to traditional banking systems or other cryptocurrencies, Dogecoin offers an affordable and straightforward alternative, especially for smaller transactions that might otherwise be uneconomical due to high fees.

Dogecoin has a wide range of applications, particularly excelling in peer-to-peer payments due to its efficiency as a digital currency, making transactions easy and affordable. It is also a popular tool for tipping online content creators on platforms like Reddit and Twitter, fostering stronger engagement and support among fans. This aligns with Dogecoin’s grassroots and community-oriented ethos. Furthermore, Dogecoin has been utilized for crowdfunding and charitable initiatives, such as raising funds to sponsor the Jamaican bobsled team’s trip to the 2014 Winter Olympics, reinforcing its image as a currency of goodwill and creativity. Additionally, Dogecoin shows potential in the metaverse, non-fungible tokens (“NFTs”), and blockchain games, where it is used for asset transfers within the Dogecoin ecosystem.

Dogecoin differs from Bitcoin in terms of total supply, as it has an uncapped supply with no limit on the number of coins that can be mined and circulated. With a 1-minute block time, approximately 14.4 million Dogecoins enter circulation daily. Regarding halving, Dogecoin had halvings until 2015, which occurred every 100,000 blocks or every 69 days. However, since 2015, periodic DOGE halvings have stopped as the meme coin became more like a spending currency than a deflationary store of value. Since then, Dogecoin’s price appreciation has been more closely tied to Bitcoin’s halvings.

Despite its short history, Dogecoin is anticipated to endure for a considerable time due to strong community support, cultural significance, practical applications, and market resilience. It boasts a loyal and active community that contributes to its development and infrastructure, making it a cultural phenomenon recognized cryptocurrency worldwide. Its playful nature and grassroots origins have endeared it to a wide audience, and various initiatives and endorsements have solidified its mainstream presence. Beyond its meme status, Dogecoin has evolved to have practical applications like peer-to-peer payments, tipping, crowdfunding, and potential use in emerging technologies such as the metaverse and blockchain games, demonstrating its value and utility. Despite being a meme coin and subject to volatility, Dogecoin has shown market resilience, weathering various market cycles and continuing to attract investors and users, with its position as a top-10 contender by global market cap indicating its significance and potential for sustained presence in the market.

KAS

Kaspa (“KAS”) is a relatively new cryptocurrency launched in 2021, designed to address scalability issues in traditional blockchain networks. It utilizes the innovative GHOSTDAG protocol, a modification of Directed Acyclic Graph (“DAG”), enabling faster block times (1 second) and higher transaction throughput compared to Bitcoin’s 10-minute block time. The project quickly gained traction due to its robust PoW consensus mechanism and strong security features, and by 2022, Kaspa had grown a dedicated community of miners, developers, and supporters. In 2023, the network began to explore applications in decentralized finance (“DeFi”), NFTs, and gaming. Despite its short history, Kaspa’s commitment to decentralization, high scalability, and growing ecosystem positions it as a promising long-term player in the cryptocurrency space.

Utilizing a PoW consensus mechanism akin to Bitcoin, Kaspa offers robust security against attacks such as 51% attacks. Its GHOSTDAG protocol enhances security by enabling parallel block creation, ensuring the network remains highly secure and resistant to forks. In terms of efficiency, Kaspa’s unique architecture allows for faster block times with 1-second block intervals, making it highly efficient for quick transaction processing. This contrasts with Bitcoin’s 10-minute block time, as Kaspa’s frequent block confirmations contribute to higher throughput and lower transaction fees.

In terms of applications, Kaspa’s fast and secure network positions it as an excellent candidate for DeFi applications where speed and efficiency are crucial. It can also be used for everyday transactions and microtransactions due to its low transaction fees and quick confirmation times, offering a viable alternative to traditional payment systems. Additionally, Kaspa’s efficient transaction processing could facilitate the execution of smart contracts and the minting of NFTs, although the ecosystem around these features is still in its early stages. As a PoW network, Kaspa is seen as a potential store of value similar to Bitcoin but with a more efficient and scalable blockchain. According to Cryptonews, the Kaspa price forecast suggests the token could continue its momentum in 2025, rising to a price of $0.12. It is anticipated that KAS could become a major blockchain and rise to a price of $1.16 by the end of 2030, which will bring a significant increase in its market cap.

Kaspa differs from Bitcoin in terms of its halving and supply mechanism. Unlike Bitcoin, which undergoes a halving event approximately every four years, Kaspa does not have a scheduled halving. Instead, Kaspa employs an inflationary model with a predictable supply curve designed to ensure a steady release of new coins into the ecosystem. This approach eliminates the sharp reduction in block rewards that Bitcoin experiences during halving events, providing a more stable and predictable emission schedule for miners to support the network.

Kaspa‘s long-term viability is supported by several factors. It has a strong technological foundation, with a cutting-edge consensus mechanism and high scalability, positioning it for long-term success in the evolving blockchain space. The Kaspa ecosystem has been steadily growing, attracting increasing interest from developers and users due to its technical innovation and ability to process large volumes of transactions. Its scalability and ability to handle high transaction throughput with low fees make it highly attractive for future adoption in decentralized applications, enterprise solutions, and digital finance. Additionally, Kaspa prioritizes decentralization, a critical factor for long-term sustainability in the blockchain world, with its infrastructure supporting global mining and node operation, ensuring resilience and censorship resistance.

For the fiscal years ended December 31, 2022 and 2023 and the six months ended June 30, 2024, the Company’s business operations were heavily dependent upon KAS coins. See “Risk Factors — Risks Related to Our Business and Industry — Our business operations are heavily dependent upon the stability and popularity of KAS coins.”

The following table sets forth the individual capitalization of the selected alternative cryptocurrencies, including CKB, HNS, TRB, DGB (ODO), DERO, TONCOIN, NIM, KAS and RXD, for each of the years 2019, 2020, 2021, 2022 and 2023:

	2019	2020	2021	2022	2023
Total Market Cap	74.2	526.3	1,498.0	3,478.6	11,366.3
CKB		83.5	650.2	77.5	169.8
HNS		32.4	96.8	14.3	24.2
TRB	2.8	28.9	76.2	28.6	512.2
DGB (ODO)	67.0	347.0	499.2	122.6	125.1
DERO	2.9	7.1	137.1	49.5	34.7
TON				3,096.0	7,983.2
NIM	1.6	27.4	38.4	11.4	16.1
KAS				78.7	2484.0
IRON*				0	0
RXD*				0	17.1

____________

*        The market capitalization of IRON was 0 as of December 31, 2023.

The following diagram shows the CAGR of the market capitalization of each individual selected alternative cryptocurrency from December 31, 2019 to December 31, 2020, from December 31, 2020 to December 31, 2021, from December 31, 2021 to December 31, 2022 and from December 31, 2022 to December 31, 2023.

	2019-2020 Year-Over-Year (“YOY”)	2020-2021 YOY	2021-2022 YOY	2022-2023 YOY	2019-2022 CAGR
CKB	/	679%	-88%	119%	/
HNS	/	199%	-85%	69%	/
TRB	940%	164%	-63%	1692%	268%
DGB (ODO)	418%	44%	-75%	2%	17%
DERO	145%	1831%	-64%	-30%	86%
TON	/	/	/	158%	/
NIM	1,613%	40%	-70%	41%	78%
KAS	/	/	/	3056%	/
IRON	/	/	/	/	/
RXD	/	/	/	/	/

Key Drivers and Trends of Global Alternative Cryptocurrency Mining Machine Market

According to the Frost & Sullivan Report, key drivers and trends of global alternative cryptocurrency mining market include:

Alternative cryptocurrencies are more individual-friendly.    Compared with Bitcoin and Ethereum, the alternative cryptocurrencies are the emerging cryptocurrencies with shorter history. The main battlefields of professional mining farms are in still Bitcoin and Ethereum with high daily transactions and large proportion of market capitalization, and therefore, the difficulty for mining the alternative cryptocurrencies is lower compared to that for Bitcoin and Ethereum and suitable for individual miners. Besides, the price of mining machines specially designed for Bitcoin or Ethereum are highly dependent upon the price of Bitcoin or Ethereum, which is not affordable for individual miners. However, the prices of mining machines for alternative cryptocurrencies are more stable and affordable. Therefore, alternative cryptocurrencies are friendlier with individual miners.

The upgrade of cryptocurrency hardware.    The emergence of ASIC-based and FPGA-based mining machine provides miners with more options for cryptocurrency mining, as miners can either choose ASIC-based, FPGA-based, or other types of mining machines according to their particular needs and budgets. Besides, the overall quality of mining machine has been revolutionarily upgraded, in aspects of computing power, power efficiency, and manufacturing process of chips. As a result, the upgraded machines are expected to promote the prosperity of cryptocurrency mining hardware industry.

Increasing market recognition and adoption of cryptocurrency.    Different cryptocurrencies have their distinct values, some solely function as currencies to purchase goods and services, while others are geared towards supporting specific blockchain platform. The characteristics of alternative cryptocurrencies, such as decentralized consensus, anonymity, distributed and shared ledgers, have been adopted in various application scenarios, such as e-commerce, finance, and entertainment, and will be gradually adopted in more fields in the future.

Competitive Landscape of Global KAS Mining Machine Market

In the global KAS mining machine industry, Ice River, which is a brand owned by the Company, Bitmain and Wind Miner are the top three players in the market. Among them, Ice River has the largest selection of mining machine models tailored for KAS. All the models offered by Ice River provide high cost-effective ratio. According to the Frost & Sullivan Report, Ice River is also considered as one of the best KAS miner machine sellers worldwide, with a market share of 62% in terms of total computer power for KAS in 2024.

Competitive Landscape of Global Alternative Cryptocurrency Mining Market

According to the Frost & Sullivan Report, the overall alternative cryptocurrency mining market is highly fragmented, with different kind of miners, such as individual miners and professional mining farms, focusing on various alternative cryptocurrencies. However, for certain market segments, the concentration ratio is quite concentrated. We believe we have a competitive advantage in designing proprietary mining machines for multiple blockchain algorithms, which are specially adapted and dedicated to alternative cryptocurrency mining machines.

The following table sets forth the market share of our alternative cryptocurrency mining business in terms of accumulative number of certain alternative cryptocurrencies mined for the years of 2020, 2021, 2022, and 2023, and the six months ended June 30, 2024, according to the Frost & Sullivan Report.

Alternative Cryptocurrencies	Accumulative Number of Alternative Cryptocurrencies Mined by BGIN(1) (In Million)	Total Circulating Supply of Alternative Cryptocurrencies(2) (In Million)	BGIN’s market share(3)	Time Period in which We Mined Such Cryptocurrency
	(a)	(b)	(c) = (a)/(b)
CKB	100.0	1,092.0	9.2%	January 2020 to March 2020
HNS	6.5	39.0	16.7%	March 2020 to June 2020
TRB	0.4	0.8	45.7%	June 2020 to December 2021
DGB	45.8	401.3	11.4%	June 2020 to November 2022
DERO	0.1	0.4	17.9%	October 2021 to March 2022
TON	5.4	38.3	14.1%	January 2022 to June 2022
NIM	1,193.33	4,961.11	24.05%	November 2020 to June 2024
KAS	1,923.13	15,039.90	12.79%	June 2022 to June 2024
IRON	3.8	10.80	35.19%	April 2023 to April 2024
RXD	422.09	3,398.40	12.42%	April 2023 to June 2024
KLS	91.93	755.45	12.17%	December 2023 to June 2024
ALPH	0.116	9.00	1.29%	December 2023 to June 2024
PUG	95.95	1,619.76	5.92%	May 2024 to June 2024
BUGNA	1,269.98	16,982.06	7.48%	March 2024 to June 2024
HOOSAT	0.07	397.44	0.02%	March 2024 to Aprill 2024
PYRIN	0.5055	210.88	0.24%	February 2024 to June 2024
SEDRA	182.26	5,572.80	3.27%	February 2024 to June 2024
NEXELLIA	1.1536	128.99	0.89%	February 2024 to June 2024
GRAM	4.05	567.23	0.71%	February 2024 to June 2024

____________

(1)      Representing the accumulative number of alternative cryptocurrencies mined by BGIN from 2019 to June 30, 2024 during the time period suggested by the following footnotes. The Company only mined these types of alternative cryptocurrencies during the periods suggested by the corresponding footnotes.

(2)      Representing the total circulating supply of corresponding alternative cryptocurrencies during the same period.

(3)      BGIN’s market share in for each type of alternative cryptocurrency listed herein is calculated as the accumulative number of alternative cryptocurrencies mined by BGIN divided by the total circulating supply of that alternative cryptocurrency during the same period.

BUSINESS

Overview

Through our operating subsidiaries, we are a digital asset technology company based in Hong Kong and in the U.S. with proprietary cryptocurrency-mining technologies and a strategic focus on alternative cryptocurrencies.

For the fiscal year ended December 31, 2022, we generated substantially all of our revenue from cryptocurrency mining. Since April 2023, we started generating revenue from selling mining machines designed by us, contributing to approximately 85.43% and 65.71% of our total revenue for the fiscal year ended December 31, 2023 and the six months ended June 30, 2024, respectively.

Our subsidiaries design and sell mining machines under different series dedicated to the mining of KAS coins, ALPH coins, and RXD coins, equipped with our proprietary 8nm or 12nm ASIC chips. These machines are available for purchase only through our website, iceriver.io. Customers may view and place orders of machines they intend to purchase directly through the website, and have the option to enroll in our miner hosting services, through which we operate and manage mining machines on the customers’ behalf in return for service fees. Customers purchasing the machines sold by our subsidiaries are primarily based in Hong Kong, the U.S. and Southeast Asia. For the fiscal year ended December 31, 2023 and the six months ended June 30, 2024, we sold an aggregate of 67,998 and 47,252 mining machines, respectively, to customers across the world. As of the date of this prospectus, we host a total of 4,020 machines on behalf of our customers, of which 3,677 are under operation in our mining farm located in York, Nebraska and a hosting facility in Coon Rapids, Iowa, and 93 are stored in our warehouse in Beatrice, Nebraska.

As our subsidiaries produce cryptocurrencies through their mining operations, they exchange cryptocurrencies mined for fiat currency on a regular basis to generate cash flow to fund our subsidiaries’ business operations. We attribute our substantial growth since our inception to our competitive advantages in our subsidiaries’ research and development capacities, experienced and visionary management team, and our strategic focus on alternative cryptocurrency mining. According to the Frost & Sullivan Report, alternative cryptocurrencies refer to cryptocurrencies other than Bitcoin and Ethereum. Alternative cryptocurrencies are generally considered to have more growth potential with higher risks compared to large-cap cryptocurrencies. To mitigate such risks and maximize profit potential, our subsidiaries adopt a flexible approach to mining operations by using their cloud-based mining machine management software to monitor mining results on a daily basis and, on an as-needed basis, adjust the ratio of cryptocurrencies to be mined.

We believe that the strong design, research and development capabilities of our subsidiaries represent a key strength that affords them the ability to conduct cryptocurrency mining with greater computing power and power efficiency. Our subsidiaries fully rely on their self-designed mining machines for their daily cryptocurrency mining operations. To date, through our subsidiaries, we have designed 23 and put into use 19 different models of cryptocurrency mining machines, each specifically adapted and dedicated to alternative cryptocurrency mining.

As of the date of this prospectus, our subsidiaries own a total of 48,741 mining machines for operation purposes, among which 27,898 are under operation, 18,431 are not operated and stored in mining farms and hosting facilities in the U.S. or our warehouses in Hong Kong and Beatrice, Nebraska, and 2,412 are being detained by U.S. Customs. See “Business — Legal Proceedings.” Through our subsidiaries, we currently manage and operate some of our mining machines in the U.S. at a mining farm in Omaha, Nebraska and a mining farm in York, Nebraska owned by our subsidiaries. The remaining mining machines are hosted by third-party hosting service providers at four different locations in the States of Iowa, Texas, West Virginia and Ohio, respectively. As of the date of this prospectus, other than 543 mining machines located in our warehouse in Hong Kong, all the mining machines owned by our subsidiaries are located in the U.S. See “— Growth Strategies — Improving and Integrating Our Business Model to Encompass a Value Chain.”

We strive to continuously develop and implement technological improvement into our subsidiaries’ mining process. The technological cornerstone of our subsidiaries’ cryptocurrency mining operations is their proprietary cloud-based mining machine management software, which equips all of the mining farms in which our subsidiaries maintain and operate mining machines, and allows them to make timely and informed decisions as to the use and management of their mining machines.

Since September 2023, we have been operating a mining pool, currently dedicated to mining five types of cryptocurrencies, through which we generate income by receiving crypto coins as rewards and deducting a percentage of such rewards as pool fees from payouts to pool participants. See “— Mining Pool.”

For the fiscal years ended December 31, 2022 and 2023 and the six months ended June 30, 2024, the Company’s business operations were heavily dependent upon KAS coins. See “Risk Factors — Risks Related to Our Business and Industry — Our business operations are heavily dependent upon the stability and popularity of KAS coins” and “Industry — Total Market Capitalization of Cryptocurrencies — KAS.”

Our revenue increased from US$15,053,603 for the fiscal year ended December 31, 2022 to US$257,268,371 for the fiscal year ended December 31, 2023, representing an increase of 1,609%. During the same period, we experienced a net loss of US$0.2 million for the fiscal year ended December 31, 2022 as compared with a net income of US$139,760,782 for the fiscal year ended December 31, 2023. Our revenue increased from US$9,518,634 for the six months ended June 30, 2023 to US$144,483,931 for the six months ended June 30, 2024, representing an increase of 1,417.91%. During the same period, we experienced a net income of US$1,396,723 for the six months ended June 30, 2023, as compared with a net income of US$63,575,979 for the six months ended June 30, 2024, representing an increase of 4,451.8%.

Impact of FTX’s Bankruptcy and Other Market Events

Recently, some cryptocurrency market participants have experienced bankruptcies and financial distress and this has caused widespread disruption in those markets. Our financial condition and results of operations have been negatively impacted by the recent disruption. FTX, a Bahamas-based cryptocurrency exchange, filed for Chapter 11 bankruptcy on November 10, 2022. We had stored cryptocurrencies valued at $1.08 million, which consisted only of Bitcoins, in the hot wallets maintained on FTX prior to its bankruptcy, and as of the date of this prospectus, we have not been able to withdraw any cryptocurrencies from FTX since its bankruptcy. This amount represents approximately 7.15% of the Company’s revenue for the fiscal year ended December 31, 2022 or 0.42% of the Company’s revenue for the fiscal year ended December 31, 2023. See “Risk Factors — Risks Related to Our Business and Industry — Recent bankruptcies and financial distress among cryptocurrency market participants, including the bankruptcy of FTX, a large cryptocurrency exchange, have caused widespread disruption in these markets and have negatively impacted our business operations, results of operations and financial condition.” Further, the market disruption has caused and may continue to cause price declines and volatilities in cryptocurrencies, which may negatively impact our financial position and results of operations if the trading prices of those types of cryptocurrencies our subsidiaries mine materially decline. See “Risk Factors — Risks Related to Our Business and Industry — Recent disruptions in the cryptocurrency markets have caused and may continue to cause price declines and volatilities in cryptocurrencies.” Currently, we do not expect the bankruptcy of FTX to have a material negative impact on our subsidiaries’ daily business operations, but we will continue monitoring any market changes and adjust our business strategies accordingly.

Additionally, the collapse of several commercial banks including Silicon Valley Bank and Silvergate Capital, represents challenges for many crypto technology companies, especially those with assets and cash deposited at these banks. On March 11, 2023, as a result of Silicon Valley Bank’s collapse, stable coin USD Coin (USDC) temporarily lost its dollar peg and its price fell below $0.87. We do not hold any cash or assets at any of the collapsed commercial banks, nor do we hold any USDC on our account, and we do not expect these recent events to have a materially negative impact on our business operations, financial condition and results of operations at this time. Nevertheless, these events have negatively impacted and may continue to impact the cryptocurrency industry in general, we plan to continue monitoring the future developments and assess their potential impact on our business operations, financial condition and results of operations on a regular basis.

Further, as we maintain significant balance in Tethers, we are subject to potential risks, including the risk that Tether breaks its U.S. dollar peg in response to market events. Tether has previously broken its U.S. dollar peg. For instance, in May 2022, the value of Tether dropped to $0.95 after collapse of TerraUSD, a stable coin. After the downfall of FTX in November 2022, the value of Tether temporarily dropped to $0.98. Any material negative market event as such may cause Tether to break its U.S. dollar peg again in the future. In such event, we may be subject to the risks of losing some or all of the value of the Tethers we own, and as a result, our financial position and results of operations may be materially and negatively impacted. See “Risk Factors — Risks Related to Our Business and Industry — We are subject to the risks of maintaining a significant balance in Tethers.”

Competitive Strengths

We believe that the following strengths differentiate us from our competitors:

A Leading Brand of Mining Machines with a Focus on KAS Mining

Our subsidiaries design and sell mining machines dedicated to the mining of KAS coins, ALPH coins, and RXD coins, with a focus on machines designed for KAS mining. The KS series machines, dedicated to KAS mining, encompass a total of ten models as of the date of this prospectus, and equipped with our proprietary 8nm ASIC chips. The KS series machines include models with hash rates varying from 0.1 TH/s to 15 TH/s, and are available for purchase only through our website, iceriver.io. Customers purchasing the KS series machines are primarily based in Hong Kong, the U.S. and Southeast Asia. For the fiscal year ended December 31, 2023 and the six months ended June 30, 2024, we sold an aggregate of 67,998 and 47,252 mining machines, respectively, to customers across the world.

Customers have an option to enroll in our miner hosting services, through which we operate and manage mining machines on the customers’ behalf in return for service fees. As of the date of this prospectus, we host a total of 4,020 machines on behalf of our customers, of which 3,677 are under operation in our mining farm located in York, Nebraska and a hosting facility in Coon Rapids, Iowa, and 93 are stored in our warehouse in Beatrice, Nebraska.

According to the Frost & Sullivan Report, the Company is among the top three leading players in the global KAS mining machine market, and the Company has the largest selection of mining machine models tailored for the mining of KAS. According to Frost & Sullivan, all the models the Company offers have high cost-effective ratio.

A Strategic Focus on Alternative Cryptocurrencies and Operational Flexibility

We are a company focusing on cryptocurrency mining and sale of mining machines. With respect to our cryptocurrency mining operations, our strategic focus has been on mining alternative cryptocurrencies. For the fiscal years ended December 31, 2022 and 2023 and the six months ended June 30, 2024, we generated revenue in the amount of US$15.1 million, US$13.0 million and US$11.65 million, respectively, from mining alternative cryptocurrencies. As of the date of this prospectus, our subsidiaries managed and operated some of their mining machines in the U.S. at a mining farm in York, Nebraska and a mining farm in Omaha, Nebraska owned by our subsidiaries. The remaining mining machines are hosted by third-party hosting service providers at four different locations in the States of Iowa, Texas, West Virginia and Ohio, respectively. As of the date of this prospectus, an aggregate of 31,575 mining machines are under operation with approximately 106.58MW of power consumption, including 27,898 machines for our own operations and 3,677 machines hosted for our customers, with our subsidiaries’ own mining farms generating 18.58MW of such power consumption, and third-party hosting facilities generating 88MW of such power consumption.

Market capitalization of a type of cryptocurrency refers to the total value of all the coins of such cryptocurrency that have been mined. According to the Frost & Sullivan Report, alternative cryptocurrencies refer to cryptocurrencies other than Bitcoin and Ethereum. Alternative cryptocurrencies are generally considered to have more growth potential with higher risks. As such, our subsidiaries adopt a flexible approach to their mining activities by using their cloud-based mining machine management software to automatically monitor the profits of their mining results. Our subsidiaries examine their mining results on a daily basis, and if our subsidiaries detect a material decline in the total value of cryptocurrencies mined compared to prior days, they may initiate an adjustment to the ratio of the different types of cryptocurrencies to be mined, allowing them to ensure that the daily income from mining activities stays relatively stable.

Additionally, our subsidiaries monitor newly launched cryptocurrencies and hold internal sessions on a regular basis to evaluate the viability and profitability of mining such cryptocurrency. In conducting such evaluations, our subsidiaries research the details of the background and development team of the cryptocurrency, determine whether our subsidiaries’ existing mining machines will be capable of mining such type of cryptocurrency and be able to do so in a cost-justifiable way, estimate the growth potential of such type of cryptocurrency, and assess its liquidity. Our subsidiaries are typically able to start mining a newly launched cryptocurrency within two to four weeks after completing their evaluations of such newly launched cryptocurrencies.

We believe that our subsidiaries’ focus on alternative cryptocurrencies and business strategies with respect to newly launched cryptocurrencies, combined with our subsidiaries’ cloud-based mining machine management software is a distinctive competitive advantage that gives them the operational flexibility required to react to market fluctuations in an expedient manner and maximize our profitability. With this competitive advantage, we believe that, through our subsidiaries, we are well-positioned to continue growing our business and strengthen our market position in the industry as the market of alternative cryptocurrencies continues to expand.

Innovative Technology Company with Proprietary Technologies and Research and Development Capacities

Through our subsidiaries, we have focused on research and development since our inception. Through our subsidiaries, we have designed and manufactured energy-efficient and powerful cryptocurrency mining machines, specially designed for mining alternative cryptocurrencies, which our subsidiaries fully rely on for their day-to-day cryptocurrency mining activities. As of the date of this prospectus, our subsidiaries have designed 23 and put into use 19 different models of mining machines, with power consumption ranging from 65W to 5,920W and hash rate of up to approximately 15,000GHash/s. Our subsidiaries’ “M” series mining machines are equipped with FPGA chips sourced from third party suppliers, the “KS” series machines are equipped with our self-developed 8nm ASIC chips and the “AL” and “RX” series machines are equipped with our self-developed 12nm ASIC chips. For details of our subsidiaries’ mining machines, see “— Mining Machines.”

Additionally, through our subsidiaries, we have designed and developed technology specifically for the smooth operations of our subsidiaries’ mining machines, including a proprietary cloud-based mining machine management software. This management software allows our subsidiaries to turn on or off each mining machine and monitor certain crucial data of their machines in real time, including, but are not limited to, the current status, settings, computing power, and the total active time of each machine. All of the mining farms maintained and operated by our subsidiaries are equipped with our subsidiaries’ cloud-based mining machine management software. For details, see “— Mining Machine Management Software.”

We intend to continue investing in research and development through our subsidiaries to expand the product and service offerings of our subsidiaries, venture into new markets, and capture new business opportunities. With the design and production of first self-designed ASIC chips complete, our subsidiaries’ efforts are currently focused on developing new models of mining machines. Our subsidiaries expect to continue designing different models of ASIC chips and starting additional mining farms. Specifically, within the next two years, we plan to establish a mining farm network with an aggregate power capacity of approximately 500MW, through constructing, leasing or acquiring additional farms. For details on the research and development capacities of our subsidiaries, see “— Research and Development.”

We regard the ability to innovate as critical to our success and future growth, and we believe that our subsidiaries’ strong in-house research and development capabilities and continued investment in research and development will provide us with an advantage over our competitors.

Experienced and Visionary Management Team with Proven Track Records

Our management team is led by our co-founders Mr. Qiuhua Li and Mr. Qingfeng Wu, who have extensive IT industry experience and senior management experience. Mr. Qingfeng Wu is also experienced in hardware development. With their clear vision and long-term commitment to our business strategies, we have achieved success with our current business focus on mining alternative cryptocurrencies and significant revenue growth in the past few years. We believe that in the future we will continue to benefit from our senior management team’s industry knowledge, diverse background and skills, and clear version for our ongoing development.

Growth Strategies

Through our subsidiaries, we plan to implement the following growth strategies:

Improving and Integrating Our Business Model to Encompass a Value Chain

We believe that having a business model that encompasses a value chain from research and development, chip design and development, mining machine design, manufacturing, and selling, and mining farms will be able to significantly advance our presence in the industry, reduce risks and uncertainties, and serve as a critical step for our continued success in the future. In improving our business model to encompass the whole value chain, we plan to, through our subsidiaries, invest in starting additional mining farms, and developing our proprietary ASIC chips.

Mining farms and Hosting Facilities.    As of the date of this prospectus, through our subsidiaries, we manage and operate some of our mining machines at a mining farm in York, Nebraska and a mining farm in Omaha, Nebraska, all of which are owned by our subsidiaries. The remaining mining machines are hosted by third-party hosting service providers at four different locations in the States of Iowa, Texas, West Virginia and Ohio, respectively. As of the date of this prospectus, machines under operation are generating approximately 106.58MW in power consumption, with our subsidiaries’ own mining farms generating 18.58MW of such power consumption, and third-party hosting facilities generating 88MW of such power consumption. For the criteria for selecting sites for our subsidiaries’ mining farms, see “— Mining Farms and Hosting Facilities.” Within the next two years, we plan to establish a mining farm network with an aggregate power capacity of approximately 500MW, through constructing, leasing or acquiring additional farms. We are currently engaged in preliminary negotiations with owners of a few mining farms with respect to the acquisition, and no definitive agreement has been entered into as of the date of this prospectus. While we finalize the plans of building additional mining farms, to accommodate our rapid growth in the past year, we decided to have a portion of our mining machines hosted by third-party hosting service providers.

ASIC Chips.    An ASIC chip is an application-specific integrated circuit and, in cryptocurrency mining, it is a microchip designed to solve cryptographic algorithms as quickly as possible and is one of the most crucial components of a mining machine. Compared to its predecessors, including CPUs and GPUs, ASIC chips are able to solve cryptographic algorithms much faster and with greater energy efficiency. Given the importance of ASIC chips in the cryptocurrency value chain, a focus of our subsidiaries’ research and development efforts has been on developing their own ASIC chips, such that our subsidiaries are able to further increase the computing power and power efficiency of their mining machines and advance their competitive position in the industry. As of the date of this prospectus, our subsidiaries have developed their proprietary 8nm and 12nm ASIC chips, which have been put into production and installed in our “KS” series, “AL” series, and “RX” series mining machines. Currently, the “KS” series machines we operate represent approximately 99.54% of the total mining machines under operation.

Sale of Mining Machines.    In April 2023, we started selling mining machines designed by us, installed with our proprietary ASIC chips, to customers. This new line of business has contributed to approximately 85.43% of our total revenue for the fiscal year ended December 31, 2023 and 65.71% of our total revenue for the six months ended June 30, 2024 and has since its launch become a crucial line of business of our Company. Going forward, we plan to launch marketing campaigns for our mining machines through a combination of online advertisements including social media advertisements, and attending industry conferences in-person, in order to boost sales to our target customers, comprising of mining machine distributors, mining companies and individual miners. See “— Sale of Mining Machines.”

New Models of Mining Machine.    To date, our subsidiaries have designed 23 and put into use 19 different models of cryptocurrency mining machines. Newly launched models include eleven models under the series “KS,” three models under series “AL”, and one model under series “RX”, with each series designed for mining KAS coins, ALPH coins, and RXD coins, respectively. Our subsidiaries are continuously making efforts to develop mining machine models with greater computing power compared to the current models, dedicated to a growing number of alternative cryptocurrencies using power-of-work consensus algorithms. Currently, our subsidiaries are in the process of designing and development two new series of machines — (i) “BL1” mining machines, dedicated to the mining of Dogecoin, which are expected to be launched in the third calendar quarter of 2025, and (ii) “BT1” series machines, dedicated to the mining of Bitcoin, which are expected to be launched in the fourth calendar quarter of 2025. We expect to develop two machine models under each series. We believe that as these coins have larger market capitalization compared to the alternative coins that we have been focusing on, and tend to deliver more stable market performance, the sale of machines dedicated to the mining of Bitcoin and Dogecoin can further enhance our brand recognition and market competitiveness. See also “Industry — Total Market Capitalization of Cryptocurrencies — Bitcoin” and “Industry — Market Capitalization of Selected Alternative Cryptocurrencies — Dogecoin.” As of the date of this prospectus, the Company’s research and development team is developing the algorithms to be used for both series of machines and designing the ASIC chips that both series will be equipped with. We expect the total research and development expenses to be incurred with this project to be approximately US$22 million, and we plan to use our cash on hand and cash generated from operating activities to fund our research and development efforts in connection with this project.

We plan to implement the abovementioned strategies and create a value chain in the cryptocurrency industry and the blockchain technology ecosystem, which we believe will contribute to the diversification of our revenue streams and our continued growth and success.

Increasing Research and Development Efforts

The global cryptocurrency industry is characterized by rapid technological development and continual introduction of new models of mining machines equipped with chips of a new generation. As a technology company with substantially all of our revenue generated from business operations related to the cryptocurrency industry, including sale of mining machines and cryptocurrency mining, among others, we believe that our future success depends largely on our ability to mine cryptocurrencies at faster pace and with greater computing power, lower energy costs, and lower environmental impact than our competitors. We will continue to invest in research and development through our subsidiaries and accumulate knowledge in the cryptocurrency industry. Specifically, we have been and will continue to expand our subsidiaries’ research and development efforts to design proprietary ASIC chips. For details, see “— Research and Development.”

To empower our subsidiaries’ research and development capabilities, we will expand our subsidiaries’ research and development team and upgrade their facilities for research and development. As of the date of this prospectus, our subsidiaries had 57 members in their research and development team, including PRC individuals and employees based in the U.S. Our subsidiaries will aim to attract talented persons specialized in chip design, algorithm optimization, software development, and mining machine creation, and provide incentives to them for innovation, and continue building a strong research and development team.

Blockchain and Cryptocurrency Mining Overview

Blockchain is the ledger technology that underlies cryptocurrencies. A blockchain is a decentralized, distributed and encrypted digital public ledger that stores information in a secure, verifiable and permanent way. An advantage of blockchain over other database technologies is that it is completely decentralized, meaning that no entity or computer owns and stores the full database, and blockchain guarantees the security of a record of data and generates trust without the need for a trusted third party.

A cryptocurrency is a type of decentralized, encrypted digital asset that acts as a medium of exchange and/or store of value. Cryptocurrencies are not backed by a central bank or governmental entity, have no physical form and are usually not tied to a value index. Instead, cryptocurrencies are created and allocated through a process called “mining” and the persons that create new cryptocurrencies through mining are called “miners.”

Cryptocurrency mining and miners

Cryptocurrency mining is the process of using specialized and high-powered miners to solve advanced cryptographic math computations, verifying the authenticity of such cryptocurrency transactions for the blockchain transaction public ledger. These solved math problems or authenticated transactions are then combined into blocks, with these blocks having specific requirements in terms of size and proof-of-work, and later published to the blockchain. A miner that verifies and solves a new block is awarded a portion of newly generated digital coins, which can then be sold on the market to generate transaction fees and profits for the mining company or retained by the miner for future use.

Mining pools

An individual miner’s daily expected rewards in mining a type of cryptocurrency are proportionate to its contribution to such cryptocurrency’s aggregate hash rate on its network. However, given the nature of how mining process works, the chance of successfully mining blocks is probabilistically determined by the law of large numbers and there is significant variance involved in mining, especially for individual miners. To address this issue, miners have recently explored methods to increase their probability of being awarded coins by pooling their processing resources into a “mining pool.” A mining pool is a platform where miners use their computing power to jointly provide cryptocurrency transaction verification services on a blockchain and share mining rewards in proportion to the amount of hashing power contributed by each participant. By participating in a mining pool, a miner is more likely to receive a smaller, yet steady, stream of mining rewards.

Performance metrics

Network hash rate

Mining hardware conducts complex computations to verify transactions in the blockchain and is measured in “hash rate” or “hashes per second.” “Hash rate” is defined as the speed at which a computer can take any set of information and turn it into letters and numbers of a certain length, known as a “hash.” A “hash” is the computation run by mining hardware in support of the blockchain; therefore, a miner’s “hash rate” refers to the rate at which it is capable of solving such computations. The total hash rate is a measure of the computing power of the network. A participant in a blockchain network’s mining function has a hash rate total of mining hardware deployed by such participant seeking to mine a specific digital asset and, network-wide, there is a total hash rate of all miners seeking to mine each specific type of digital asset. If a mining participant has a higher total hash rate than the blockchain network’s total hash rate, this participant generally sees a higher success rate in digital asset rewards over time as compared to other mining participants with relatively lower total hash rates.

Mining Difficulty

Mining difficulty refers to the level of process power, or hash rate, required for solving and authenticating a complex cryptographic block. Mining difficulty automatically adjusts by increasing or decreasing the computing requirement for verifying a block when there is a corresponding increase or decrease in the total hash rate of a network.

Agreements with Our Affiliated Entities in the PRC

Shenzhen Bgin is a company formed in the PRC on January 9, 2018 and controlled by Mr. Qi Shao, our chief technology officer, who holds 70% of the equity interests in Shenzhen Bgin, and Mr. Qiuhua Li, our chairman of the board of directors, who holds 30% of the equity interests in Shenzhen Bgin. Shenzhen Bgin holds 100% of the equity interests in Zhongshan Bgin, a company formed in the PRC on March 31, 2015.

Mr. Qi Shao, our chief technology officer, used to devote ten to fifteen hours per week to the management and oversight of the operations of Shenzhen Bgin until September 1, 2024, when he stopped managing and overseeing Shenzhen Bgin’s operations. Conflicts of interests may arise related to Mr. Shao’s ownership in Shenzhen Bgin. See “Risk Factors — Risks Related to Our Business and Industry — Our chief technology officer, Mr. Qi Shao, owns 70% in Shenzhen Bgin. His involvement in Shenzhen Bgin could present conflicts of interests.”

Services Agreement with Shenzhen Bgin

On June 28, 2024, Bgin HK and Shenzhen Bgin entered into the June 2024 Services Agreement, pursuant to which Shenzhen Bgin agreed to provide services to Bgin HK for the period from July 1, 2024 to December 31, 2024, including without limitation providing research and development services, administrative support, and maintenance services. Bgin HK agreed to pay Shenzhen Bgin monthly services fees of US$70,000. As of the date of this prospectus, Bgin HK and Shenzhen Bgin are in the process of negotiating a new service agreement with substantially similar terms as the June 2024 Services Agreement. The parties intend to enter into such agreement before the end of January 2025.

The June 2024 Services Agreement was a renewed agreement with terms identical with the services agreement entered into by and between Bgin HK and Shenzhen Bgin on March 31, 2022, January 1, 2023, and on December 1, 2023, respectively, with the exception of the amount of monthly services fees, and substantially similar to the three services agreement previously entered into on March 1, 2019, January 1, 2020, and January 1, 2021, respectively, but the services agreements entered into since 2023 no longer included mining farm operation and maintenance services.

Technology Services Agreement with Zhongshan Bgin (Terminated)

On December 9, 2021, Bgin HK and Zhongshan Bgin entered into the 2021 Technology Services Agreement pursuant to which Zhongshan Bgin agreed to provide certain technology services to Bgin HK in consideration for RMB60,000, for the period from December 9, 2021 to December 8, 2022. On March 31, 2022, Bgin HK and Zhongshan Bgin entered into a termination agreement in which the parties agreed to the termination of the 2021 Technology Services Agreement on March 31, 2022.

The 2021 Technology Services Agreement was a renewed agreement with terms substantially similar to two technology services agreements previously entered into by and between Bgin HK and Zhongshan Bgin on January 1, 2020 and September 10, 2021, respectively. On March 8, 2022, Bgin HK and Zhongshan Bgin also entered into another technology services agreement with terms substantially similar to the 2021 Technology Services Agreement, for the period from March 8, 2022 to May 7, 2022.

Agency Agreement with Shenzhen Bgin (Expired)

On March 1, 2019, Bgin HK and Shenzhen Bgin entered into the Agency Agreement, pursuant to which Shenzhen Bgin, on behalf of Bgin HK, purchased raw materials for the manufacturing of mining machines from third-party suppliers in the PRC, and contracted with a third-party manufacturer to manufacture and assemble mining machines. Bgin HK owned title to the raw materials purchased and mining machines manufactured and assembled by Shenzhen Bgin under the Agency Agreement. Shenzhen Bgin paid for the costs and expenses incurred under this

Agency Agreement on behalf of Bgin HK, and Bgin HK paid back the amount actually incurred by Shenzhen Bgin on a regular basis. The term of the Agency Agreement was for a period of three years. After the expiration of the Agency Agreement on February 28, 2022, Bgin HK has not entered into any renewal agency agreement with Shenzhen Bgin and does not intend to enter into any agreement with similar terms with Shenzhen Bgin. We intend to purchase raw materials through our subsidiaries in the future.

The abovementioned agreements with Shenzhen Bgin and Zhongshan Bgin were entered into and performed at arm’s length. We intend to keep in place the services agreement between Bgin HK and Shenzhen Bgin and we plan to renew this agreement upon its expiration.

Mining Machines

Since our inception in 2019, our subsidiaries have worked towards the design of energy-efficient and powerful mining machines, which our subsidiaries fully rely on for their day-to-day cryptocurrency mining activities. As the cryptographic algorithms involved for mining different types of cryptocurrencies differ, our subsidiaries have developed machines suitable for mining different types of cryptocurrencies. To date, our subsidiaries have designed 23 and put into use 19 different models of cryptocurrency mining machines.

Set forth below is a summary of the features of each cryptocurrency mining machine our subsidiaries currently manufacture:

Model	Launch Date	Status	Power Consumption (*represents maximum power consumption)	Hash Rate	Cost of Power Consumed/Value of Cryptocurrencies Mined (Measured at the launch of each model of machines)	Cost of Power Consumed/Value of Cryptocurrencies Mined (Measured as of the date of this prospectus)
M3	October 2019	Discontinued	5,920W	up to 150Ghash	<20%	Not applicable
M5	May 2020	Used in Operation	2,200W	up to 80Ghash	<15%	<70%
M6	October 2020	Used in Operation	3,670W	up to 127Ghash	<20%	<80%
M7	November 2020	Discontinued	2,230W	up to 80Ghash	<20%	Not applicable
M8	November 2020	Used in Operation	2,320W	up to 110Ghash	<15%	<60%
M9	November 2021	Used in Operation	2,230W	up to 59Ghash	<15%	<50%
M10	January 2022	Discontinued	3,460W	up to 128Ghash	<20%	Not applicable
M11	April 2022	Discontinued	3,040W	up to 105Ghash	<20%	Not applicable
KS0	June 2023	Manufactured for Sale to Customers Only	65W	up to 100Ghash	<0.5%	<130%
KS1	May 2023	Manufactured for Sale to Customers Only	600W	up to 1,000Ghash	<0.3%	<118%
KS2	May 2023	Both used in operation and for sale to customers	1,200W	up to 2,000Ghash	<0.3%	<118%
KS3	June 2023	Manufactured for Sale to Customers Only	3,400W	up to 8,000Ghash	<0.3%	<79%
KS3L	May 2023	Both used in operation and for sale to customers	2,850W	up to 5,000Ghash	<0.2%	<112%
KS3M	August 2023	Both used in operation and for sale to customers	3,400W	up to 6,000Ghash	<0.6%	<111%
KS0-PRO	November 2023	Manufactured for Sale to Customers Only	100W	up to 200Ghash	<0.5%	<100%
KS5L	March 2024	Both used in operation and for sale to customers	3,400W	up to 12,000Ghash	<0.6%	<55%
KS0 ULTRE	June 2024	Manufactured for Sale to Customers Only	3,400W	up to 400Ghash	<0.6%	<97%
KS5M	June 2024	Both used in operation and for sale to customers	3,400W	up to 15,000Ghash	<0.6%	<44%
KS2LITE	September 2024	Manufactured for Sale to Customers Only	500W	up to 2,000Ghash	<68%	<68%

Model	Launch Date	Status	Power Consumption (*represents maximum power consumption)	Hash Rate	Cost of Power Consumed/Value of Cryptocurrencies Mined (Measured at the launch of each model of machines)	Cost of Power Consumed/Value of Cryptocurrencies Mined (Measured as of the date of this prospectus)
AL0	July 2024	Manufactured for Sale to Customers Only	100W	up to 400Ghash	<0.6%	<13%
AL3	September 2024	Manufactured for Sale to Customers Only	3,500W	up to 15,000Ghash	<17%	<17%
AL2LITE	September 2024	Manufactured for Sale to Customers Only	500W	up to 2,000Ghash	<18%	<18%
RX0	September 2024	Manufactured for Sale to Customers Only	100W	up to 260Ghash	<17%	<17%

KS0

KS1

KS2

KS3

KS3L

KS3M

KS0-PRO

KS5L

KS0 ULTRE

KS5M

As of the date of this prospectus, our subsidiaries own, for their own operational purposes, 814 M5 machines, 172 M6 machines, 223 M8 machines, 1,291 M9 machines, 1,038 M10 machines, 898 M11 machines, 480 KS2 machines, nine KS3L machines, 1,411 KS3M machines, 9,761 KS5L machines, and 30,232 KS5M machines, and as of the same date, our subsidiaries have deployed 145 M8 machines, 3,702 KS5L machines, and 24,051 KS5M machines in their cryptocurrency mining activities and, other than M8 machines, have not deployed any “M” series machines nor any KS2, KS3L or KS3M machines. With their mining machines, on a daily basis, our subsidiaries mined cryptocurrencies of an average value of US$40,562, US$35,617 and US$64,361 for the fiscal years ended December 31, 2022 and 2023 and the six months ended June 30, 2024, respectively.

Through our subsidiaries, we have developed and put into use eleven new models of mining machines under the series “KS”, three models under series “AL”, and one model under series “RX”, with each series designed for mining KAS coins, ALPH coins, and RXD coins, respectively. We are currently in the process of developing two other series of machines, “BL1” and “BT1”, dedicated to the mining of Dogecoin and Bitcoin, respectively. See “— Growth Strategies — Improving and Integrating Our Business Model to Encompass a Value Chain.” These newly developed series are expected to have greater computing power compared to series “M,” with which FPGA chips are equipped. Machines under the KS, AL and RX series are all, and the BL1 and BT1 series will be equipped with our subsidiaries’ proprietary ASIC chips. For details of our research and development efforts, see “— Research and Development.”

Procurement, Production and Assembly

Our subsidiary, Bgin Singapore, cooperates with four different third-party production partners for the manufacturing and assembly of our subsidiaries’ mining machines. Prior to July 2023, Shenzhen Bgin, an affiliated entity of ours, was responsible for engaging and cooperating with such third-party production partner on behalf of Bgin HK. The following flowchart illustrates the general production process of mining machines.

Raw materials procurement

For their mining machines, our subsidiaries use FPGA chips sourced from third-party suppliers for their M series machines, and their proprietary 8nm ASIC chips for their KS series machines. The other main components of our subsidiaries’ mining machines include, but are not limited to, PCBs, other electronic components, and structure components. From March 2019 to February 2022, Shenzhen Bgin procured most of these components on our behalf from suppliers in China in accordance with our subsidiaries’ production plans. Shenzhen Bgin then stored raw materials at its warehouses and distributes such raw materials to the third-party production partners based on each order. Since March 2022, we have sourced raw materials exclusively through our subsidiaries and we do not intend to source raw materials through Shenzhen Bgin or any other affiliated entity in the future.

Suppliers

Our subsidiaries value the quality of their mining machines and, as such, our subsidiaries carefully evaluate the suitability of potential suppliers. In particular, our subsidiaries take into account factors including, but not limited to, a potential supplier’s operating history, operational scale, industry reputation, product quality, quality control effectiveness, technological expertise, pricing, reliability, production capacity, and its ability to meet our subsidiaries’ delivery timeline. Our subsidiaries also constantly monitor the raw materials sourced, and conduct reviews and evaluations on a regular basis with respect to each supplier’s performance, based on which our subsidiaries regularly adjust the list of suppliers from whom raw materials are sourced for our subsidiaries’ mining machines. Neither our subsidiaries nor Shenzhen Bgin maintain strategic framework agreement or long-term procurement agreement with any of the suppliers, and our subsidiaries and Shenzhen Bgin purchase raw materials from the suppliers on an order-by-order basis. See “Risk Factors — Risks Related to Our Business and Industry — Our subsidiaries do not maintain long-term contracts with suppliers. If our subsidiaries are unable to source from their current suppliers and unable to find acceptable substitutes at reasonable costs or at all, our production costs may increase and our business and results of operations may be materially and adversely affected.” Despite that, during the fiscal years ended December 31, 2022 and 2023 and the six months ended June 30, 2024, our subsidiaries and Shenzhen Bgin did not experience any significant difficulties in procuring raw materials, and our subsidiaries did not encounter any significant problems with the quality of their raw materials. In 2024, our subsidiaries source raw materials from a total of 124 suppliers. Currently, our largest raw material supplier is based in Hong Kong.

ASIC Chips

We focus on the design and development of ASIC chips tailored for our self-developed mining machines and outsource the manufacturing process to specialized third-party partners. Specifically, we collaborate with a leading foundry in Asia for wafer fabrication, after which the chips are shipped to a Malaysian facility for final assembly into mining machines. This strategy enables us to leverage the expertise of industry-leading suppliers, optimizing both efficiency and quality.

On October 11, 2024, Bgin SG entered into a three-year master foundry product development agreement with the foundry. The agreement outlines key terms such as each party’s deliverables, responsibilities in foundry projects, acceptance timelines, and ownership and use restrictions. For each foundry project, specific details, including design and product specifications, delivery schedules, and payment terms, are documented in separate project statement agreements.

For example, in connection with the October 2024 master agreement, we also executed a project statement agreement with the foundry for the production of certain ASIC chips to be used in our “KS” series machines designed for KAS mining. Under this agreement, we agreed to pay the fees of US$10.5 million for the services rendered by the foundry related to this project.

Production and assembly

Once chips and other components have been procured, production of our subsidiaries’ mining machines entails PCB assembly and general assembly. PCB assembly is the process of creating mounted circuit boards and, through general assembly, the circuit boards are then integrated with other components and parts to produce the final products.

Our subsidiary Bgin Singapore engages third-party production partners to assemble our subsidiaries’ products, including PCB assembly and general assembly. The terms and details of the arrangement with third-party production partners are set out in individual written work orders placed by Bgin Singapore, and the amount of work for each work order is determined on an as-needed basis. To maintain product quality, our subsidiaries impose stringent quality control standards and measures, in addition to those of the production partners. Such measures include mandatory product testing after PCB assembly and general assembly. See “— Quality Control.”

Quality Control

Our subsidiaries focus on quality control in all aspects of the production of mining machines. Our subsidiaries impose stringent quality control standards and measures to ensure that our subsidiaries’ products can function properly and are able to mine cryptocurrencies with their target computing power.

After the production partners complete the stage of PCB assembly, the production partners conduct quality tests based on our subsidiaries’ protocols to ensure that the quality of PCBs produced meets the standards set by our subsidiaries. Only those PCBs that pass our subsidiaries’ quality standards will be used for general assembly. After the final products are assembled, the production partners conduct both quality tests and sampling accelerated aging tests to assess the final quality and understand the lifespan of those mining machines produced. Once a batch of final products passes both tests, they will be shipped to mining farms or hosting facilities where our subsidiaries’ mining machines are operated and put into use.

Mining Machine Management Software

Our subsidiaries have been dedicated to designing and developing software to manage and optimize the performance of their mining machines and infrastructure in real-time and provide critical controls to our subsidiaries’ mining operations. To date, our subsidiaries have equipped all mining farms where our subsidiaries’ mining machines are operated with our subsidiaries’ cloud-based mining machine management software. With this proprietary management software, our subsidiaries are able to turn on or off each mining machine and monitor certain crucial data of their machines in real time, including, but are not limited to, the current status, settings, computing power, and the total active time of each machine. We believe that with their proprietary mining machines, our subsidiaries are empowered to make timely and informed decisions for their mining machines and more effectively manage such machines’ energy use by putting mining machines online or offline.

The chart above illustrates the interface of our management software, from which a user may access four different main functions of the software with ease:

•        Monitoring.    Users may monitor the status of each mining machine at any time, including the cryptocurrencies being mined, computing power, temperature, active time, IP address, and other information.

•        Classification.    The classification function of the software allows users to view and manage mining machines by model.

•        Settings.    Users can change settings for each mining machine through the interface, including the mining parameters and the cryptocurrencies being mined.

•        Maintenance.    Users can manage maintenance activities through the interface by locating the malfunctioning machines, analyzing the causes and remedies of malfunction, and if necessary, restarting any particular mining machine.

Mining Farms and Hosting Facilities

A mining farm or hosting facility functions as a storage facility where mining machines mine cryptocurrencies. Our subsidiaries construct and operate mining farms, whereas hosting facilities are owned and operated by third parties, with whom we enter into agreements for the hosting of our subsidiaries’ mining machines. We select sites for mining farms managed by our subsidiaries and for hosting facilities to place and operate our subsidiaries’ mining machines based on criteria including but not limited to:

•        favorable local laws and regulations on cryptocurrency mining activities;

•        low land and electricity costs to reduce mining expense for our subsidiaries’ mining activities;

•        political stability of surrounding area; and

•        local tax policies on income generated from mining activities.

Through our subsidiaries, we manage and operate some of our mining machines at a mining farm in York, Nebraska and a mining farm in Omaha, Nebraska owned by our subsidiaries as of the date of this prospectus. The remaining mining machines are hosted by third-party hosting service providers at four different locations in the States of Iowa, Texas, West Virginia and Ohio, respectively. Currently, our subsidiaries’ mining farms are used to store our subsidiaries’ mining machines for engaging in their proprietary mining activities and to host machines owned by our customers. Our subsidiaries also equip these mining farms and hosting facilities with supporting staff to monitor the functioning of the mining machines and trouble shoot basic everyday technical difficulties.

As of the date of this prospectus, among all these machines, 27,898, or approximately 57.24% of the total 48,741 mining machines our subsidiaries owned for operation purposes, are under operation. Other than those located in our mining farms and hosting facilities in the U.S., we have 543 mining machines as of the date of this prospectus located in our warehouse in Hong Kong, 8,243 in our warehouse in Beatrice, Nebraska and 2,412 being detained by U.S. Customs. See “— Legal Proceedings.”

The following chart sets forth the details of the mining farms, hosting facilities and warehouses with the location of our subsidiaries’ mining machines as of the date of this prospectus:

			Machines for Our Own Operations			Machines Hosted for Our Customers (including Machines Not Under Operation)
	Type of Facilities	Location	Total Mining Machines	Machines Under Operation	Machines Not Under Operation
1	Mining Farm	Omaha, Nebraska	1,001	145	856	—
2	Mining Farm	York, Nebraska	2,478	2,305	173	3,015
3	Hosting Facility	Akron, Ohio	3,173	—	3,173	—
4	Hosting Facility	Coon Rapids, Iowa	5,098	4,996	102	912
5	Hosting Facility	Elgin, Texas	14,401	14,354	47	—
6	Hosting Facility	Fairview, West Virginia	6,160	6,098	62	—
7	Warehouses	Hong Kong and Beatrice, Nebraska	8,693	—	8,693	93
8	Former Hosting Facility	Midland, Pennsylvania*	5,325	—	5,325	—
9		Detained by U.S. Customs	2,412	—	2,412	—
		Total:	48,741	27,898	20,843	4,020

____________

*        We are under a contractual dispute with the Provider, the operator of this hosting facility. As of the date of this prospectus, we have no access to the site to de-rack and retrieve our machines. Among the 5,325 machines that remain at the site, none of which are currently under operations.

Sale of Mining Machines

Since April 2023, through our subsidiaries, we have started selling our self-designed mining machines to customers. As of the date of this prospectus, the models of mining machines sold include all the models under the “KS” series, “AL” series and “RX” series, dedicated to the mining of KAS coins, ALPH coins, and RXD coins, respectively. See “— Mining Machines.”

For the fiscal year ended December 31, 2023, our subsidiaries sold a total number of 67,998 machines, with machines of KS0 model representing approximately 47.53% of the number, machines of KS0 Pro model representing approximately 19.92% of the number, machines of the KS3M model representing approximately 19.68% of the number, machines of the KS1 model representing approximately 4.74%, machines of the KS2 model representing approximately 4.12%, and the remaining machines of models KS3 and KS3L representing approximately 4.01%. For the fiscal year ended December 31, 2023, we generated a total of approximately $219.78 million in revenue from selling mining machines, representing approximately 85.43% of our total revenue of that fiscal year.

For the six months ended June 30, 2024, our subsidiaries sold a total number of 47,252 machines, with machines of KS0 model representing approximately 0% of the number, machines of KS0 Pro model representing approximately 43% of the number, machines of KS0 Ultra model representing approximately 29% of the number, machines of the KS1 model representing approximately 0%, machines of the KS2 model representing approximately 0%, machines of the KS3M model representing approximately 15% of the number, machines of model KS3 representing approximately 0%, machines of model KS3L representing 0%, machines of model K5L representing approximately 13%, and machines of model K5M representing approximately 0%. For the six months ended June 30, 2024, we generated a total of approximately $94.95 million in revenue from selling mining machines, representing approximately 65.71% of our total revenue of that fiscal year.

Our subsidiary, Bgin Singapore, engages third-party production partners to assemble our subsidiaries’ mining machines. The production process of the mining machines we sell is identical to that of the mining machines we use in our daily operations. For details, see “— Mining Machines.”

Pricing and Sales Model

We determine the pricing of machines based on the prices of machines with similar capacities and performance available on the market, the trading price and attractiveness of KAS coins, and the prices of each model vary based on their hash rates. Generally, a model with higher hash rate affords us with greater flexibility in pricing, as we expect these models to be more popular due to their enhanced efficiency in mining KAS coins. As of the date of this prospectus, our subsidiaries offer their machines at prices ranging from US$129 to US$10,999.

Our machines are available for purchase only through our website, iceriver.io. Customers may view and place orders of machines they intend to purchase directly through the website. Such orders typically contain the price, quantity, and model of the machines, as well as fulfillment methods and expected date of delivery or availability.

After a customer order is received, we then place an order with our third-party production partners to assemble the machines required. Customers may opt for delivery or in-person pick-up as the fulfillment method. If the customer chooses delivery as the fulfillment method, delivery is carried out by a third-party logistics partner, with whom we maintain a long-term agreement, which will be shipped directly by our third-party production partners for delivery at the customer’s designated address. If the customer chooses to pick up the machines, machines will be available for pick-up at our subsidiaries’ warehouse in Hong Kong. For machines purchased by customers opting for miner hosting services, they will be shipped to our mining farm in Nebraska for subsequent installment and operations. See “— Miner Hosting Services.”

Upon placing an order, customers have the option to submit the payment electronically in U.S. dollars through wire transfer, or alternatively customers may choose to pay using crypto assets. To make a payment in crypto asset coins, customers will be re-directed to our designated payment platform, CoinPal, on which customers may submit payment using Bitcoins (BTC), USDT, and Ethereum (ETH). The total price of an order in any crypto asset coins will be calculated automatically by CoinPal based on real-time exchange rate information between USDT and the chosen crypto asset. We have been advised by CoinPal that they retrieve real-time exchange rate information from Binance.com. Our customers are responsible for any transfer costs associated with transferring crypto assets as payment. For each payment, we are charged processing fees of 0.8% of the total payment amount by CoinPal, and the remaining payment will be remitted to us by CoinPal in USDT. We do not receive Bitcoins or Ethereum from CoinPal. Once CoinPal receives a customer’s payment, we will be able to initiate a request to withdraw the available USDT to our wallet account. We have been advised by CoinPal that it stores the crypto assets received as payment for our mining machines in their own hot wallets or with Binance.com. See “Risk Factors — Risks Related to Our Business and Industry — We accept USDT as a form of payment, which creates substantial risks.”

Our Suppliers

Similar to the machines used in our daily operations, production of machines to be sold to customers require the same set of main components, including PCBs, other electronic components, and structure components. For the fiscal year ended December 31, 2023, one supplier contributed to over 10% of our total purchases during the period, representing approximately 22.32% of our total purchases. The largest supplier is based in Singapore, and our second and third largest suppliers are based in Hong Kong. For the six months ended June 30, 2024, three suppliers each contributed to over 10% of our total purchases during the period, representing approximately 27.05%, 13.43% and 10.03% of our total purchases, respectively. The largest supplier is based in Hong Kong, the second largest supplier is based in mainland China, and the third largest supplier is based in Singapore. Our subsidiaries do not maintain any long-term contracts with their suppliers, and our subsidiaries purchase raw materials on an order-by-order basis based on their needs. If our subsidiaries lose any of these major suppliers and are unable to find acceptable substitutes at reasonable costs or at all, our production costs may increase, and our production process may be delayed or suspended. In such event, our business and results of operations may be materially and adversely affected. See “Risk Factors — Risks Relating to Our Business and Industry — Our subsidiaries do not maintain long-term contracts with suppliers. If our subsidiaries are unable to source from their current suppliers and unable to find acceptable substitutes at reasonable costs or at all, our production costs may increase and our business and results of operations may be materially and adversely affected.”

Our Customers

For the fiscal year ended December 31, 2023 and the six months ended June 30, 2024, we sold our self-designed mining machines to approximately 4,445 and 3,892 customers, respectively, who are primarily based in Hong Kong, the U.S. and Southeast Asia. Two customers’ purchases each contributed to more than 10% of our aggregate revenue for the fiscal year ended December 31, 2023, representing approximately 17.38% and 13.3% of our aggregate revenue, respectively. The largest customer is based in Vietnam, and the second largest customer is based in Hong Kong. For the six months ended June 30, 2024, no customer contributed to more than 10% of our total revenue. See “Risk Factors — Risks Relating to Our Business and Industry — We depend on a few customers for a significant portion of our revenues and the loss of any such customers could adversely affect our business, financial condition, results of operations and cash flows.”

Customers who purchase our self-designed mining machines include individual miners, who use our machines toe their own mining purposes, and distributors, who distribute and resell our machines to end users, who are typically individual miners. For the fiscal year ended December 31, 2023, individual miners and distributors represented 10.26% and 89.74% of our total customers, respectively. For the six months ended June 30, 2024, individual miners and distributors represented 8.81% and 91.19% of our total customers, respectively.

The terms and conditions of surrounding the purchase and sale of our mining machines are set forth in our website, https://www.iceriver.io. By placing purchase orders through the online website, customers imply their consent to the terms and conditions set forth therein, including the following:

•        Orders.    Orders are accepted and confirmed only when the order status is updated to “awaiting shipment.” We reserve the right to cancel orders due to pricing errors, product unavailability, or delivery restrictions.

•        Pricing and taxes.    Orders are in settled in U.S. dollars and can be subject to change after an order is placed. In such instances, we will contact the purchasers and receive confirmations that the updated pricing is acceptable before the order is shipped. Customers are responsible for any additional taxes and customs duties.

•        Delivery.    Delivery will be promptly arranged after the order is paid in full. We use third-party carriers to deliver the machines. Delays or address issues may result in additional fees or cancellations.

•        Exchange or Refunds.    We normally do not provide exchanges or refunds for products after an order is confirmed.

•        Warranty.    If a machine is defective, the customer may ship the machine back for repair or exchange. The warranty period for an exchanged machine is 30 days.

Miner Hosting Services

Since November 2023, we have been offering miner hosting services as an elective, value-added service to customers who purchase selected models of our self-designed mining machines. With our miner hosting services, we handle the setup, housing, operation and monitoring of our customers’ mining machines at our mining farms, providing daily maintenance on the mining hardware and other infrastructure.

Customers interested in opting for miner hosting services may do so while placing a machine purchase order with us on our website, www.iceriver.io. To register for miner hosting services, customers will be required to create an account with us and review and accept the terms of the hosting services agreement with us.

Machines purchased by customers enrolling in miner hosting services will be delivered to our mining farms in the State of Nebraska and installed by our team. The fees we charge to customers include a one-time set-up fee of US$20 per machine unit, and an electricity fee of US$0.08 per kWh incurred. Customers are required to make an advance payment covering set up fees and two months’ worth of electricity fees, and are encouraged to deposit funds with us on a regular basis. We deduct funds from our customers’ deposits on a monthly basis for electricity fees and other fees incurred, such as fees incurred in connection with machine repair.

We conduct regular maintenance for customers’ machines without extra charge to customers. However, to the extent that a machine malfunctions and the issue could not be resolved by maintenance staff on site, and the issue occurred is not fully covered under our manufacturer warranty to customers, we will make reasonable efforts to ship the machine to its original manufacturer or a third-party repair services provider at customers’ expenses.

Under the hosting services agreements we enter into with each customer, either party has a right to terminate the agreement with or without cause upon a 45-day prior written notice to the other party. Following the termination of service relationship, we will ship machines back to customers’ designated locations at their expense. If a customer does not provide his or her delivery instructions within 15 days following the termination of service relationship, we retain the right to sell or retain possession of such customer’s machines.

As of the date of this prospectus, we host 4,020 machines as part of our mining hosting services provided to customers, of which 3,677 are under operation in our mining farm located in York, Nebraska and a hosting facility in Coon Rapids, Iowa, and 93 are stored in our warehouse in Beatrice, Nebraska. For details, see “— Mining Farms and Mining Facilities.”

Mining Results

Through our subsidiaries, we started our mining operations in March 2019. In one respect, we measure the success of our operations by the value of the cryptocurrency rewards our subsidiaries earn from their mining activities. As our subsidiaries continue to produce cryptocurrencies through their mining activities, our subsidiaries on a regular basis exchange those cryptocurrencies for fiat currency such as U.S. dollars to generate cash flow to fund our business operations, subject to a combination of market and operational conditions. Since cryptocurrencies are generally susceptible to market changes and risks, our subsidiaries typically exchange the cryptocurrencies mined for Tethers immediately after obtaining them, and then exchange the Tethers held to fiat currency on a regular basis. We adopted an internal policy on January 1, 2023, detailing when and how we will exchange our mined cryptocurrencies for Tether and fiat currency. According to the policy in place, we initiate an exchange once the value of units Tether we hold in cold wallets reach a total value of approximately US$100,000 on cryptocurrency exchanges. On average, cryptocurrency exchanges impose a fee rate of approximately 0.5% for such transactions. According to the internal policy, we prioritize safety and reliability in selecting exchanges for conducting transactions. We take a series of precaution measures to protect our cryptocurrencies, including opening accounts on reputable and reliable exchanges, setting up complex passwords and changing passwords on a frequent basis, adopting two-factor authentication for log-in, avoid using public Wi-Fi for account access, and staying informed of latest cybersecurity threats.

For the fiscal year ended December 31, 2022, we mined five types of cryptocurrencies, including TON, KAS, NIM, DERO, and DGB, which contributed to 69.07%, 23.17%, 5.59%, 2.03%, and 0.14% of our total revenues for the fiscal year, respectively.

For the fiscal year ended December 31, 2023, we mined six types of cryptocurrencies, including KAS, IRON, RXD, NIM, KLS, and ALPH, which contributed to 71.5%, 27.92%, 0.28%, 0.25%, 0.03%, and 0.02% of our total revenues for the fiscal year, respectively. Even though we did not mine any PYI coins in 2023, we anticipate that revenues for PYI and ALPH will become material in the near future.

For the six months ended June 30, 2024, we mined 13 types of cryptocurrencies, including KAS, ALPH, IRON, RXD, NIM, KLS, PYRIN, SEDRA, NEXELLIA, BUGNA, HOOSAT, PUG, and GRAM, which contributed to 45.64%, 24.48%, 13.58%, 8.35%, 0.54%, 4.68%, 0.20%, 0.81%, 0.24%, 0.23%, 0.02%, 0.04%, and 1.19% of our total mining revenues for the period, respectively.

The following table lists the cryptocurrency that our subsidiaries have mined during the fiscal years ended December 31 2022 and 2023 and the six months ended June 30, 2024:

	For the Year Ended December 31, 2022					For the Year Ended December 31, 2023
Cryptocurrency	Revenue/ Value of cryptocurrencies mined	Electricity costs	Depreciation and other costs	Margin	% of margin	Revenue/ Value of cryptocurrencies mined	Electricity costs	Depreciation and other costs	Margin	% of margin
	(in US$)	(in US$)	(in US$)	(in US$)		(in US$)	(in US$)	(in US$)	(in US$)
DERO	305,992	63,947	45,705	196,340	64%	—	—	—	—	—
NIM	841,033	382,527	125,622	332,884	40%	32,874	11,578	11,109	10,187	31%
DGB	20,436	4,361	3,052	13,023	64%	—	—	—	—	—
ALPH	—	—	—	—	—	2,735	1,259	924	552	20%
TON	10,397,608	2,129,526	1,545,000	6,723,082	65%	—	—	—	—	—
KLS	—	—	—	—	—	3,443	1,618	1,164	661	19%
RXD	—	—	—	—	—	36,484	12,663	12,329	11,492	31%
KAS	3,488,534	1,299,645	521,070	1,667,819	48%	9,294,807	2,568,662	3,140,944	3,585,201	39%
IRON	—	—	—	—	—	3,629,731	1,462,880	1,226,576	940,275	26%
Total	$15,053,603	$3,880,006	2,240,449	$8,933,148	59%	$13,000,074	$4,058,660	4,393,046	$4,548,368	35%
	For the Six Months Ended June 30, 2024					For the Six Months Ended June 30, 2023
Cryptocurrency	Revenue/ Value of cryptocurrencies mined	Electricity costs	Depreciation and other costs	Margin	% of margin	Revenue/ Value of cryptocurrencies mined	Electricity costs	Depreciation and other costs	Margin	% of margin
	(in US$)	(in US$)	(in US$)	(in US$)		(in US$)	(in US$)	(in US$)	(in US$)
NIM	62,471	19,200	21,323	21,948	35%	22,871	8,425	6,248	8,198	36%
KAS	5,317,319	1,114,134	1,235,790	2,967,395	56%	5,119,310	1,540,440	1,142,514	2,436,356	48%
IRONFISH	1,581,607	275,215	316,078	990,314	63%	1,459,861	754,125	559,320	146,416	10%
RXD	972,724	159,370	181,628	631,726	65%	11,620	1,975	1,465	8,180	70%
KLS	545,249	125,883	136,576	282,790	52%	—	—	—	—
ALPH	2,851,895	594,136	627,918	1,629,841	57%	—	—	—	—
PYRIN	23,122	5,143	5,769	12,210	53%	—	—	—	—
SEDRA	94,574	22,292	24,506	47,776	51%	—	—	—	—
NEXELLIA	28,383	7,630	7,647	13,106	46%	—	—	—	—
BUGNA	26,653	7,007	7,478	12,168	46%	—	—	—	—
HOOSAT	1,835	343	358	1,134	62%	—	—	—	—
PUG	5,035	1,683	1,744	1,608	32%	—	—	—	—
GRAM	138,449	40,371	46,560	51,518	37%	—	—	—	—
Total	$11,649,316	$2,372,407	2,613,375	$6,663,534	57%	$6,613,662	$2,304,965	1,709,547	$2,599,150	39%

Performance Metrics

The following tables present the number of cryptocurrencies mined by our subsidiaries in the fiscal years ended December 31, 2022 and 2023 and the six months ended June 30, 2024 by type, total number of units in circulation of such cryptocurrencies, representing the number of units created and in existence as of a certain date, our market share, mining difficulty across global network, and our hash rate and hash rate across global network for mining each type of cryptocurrencies.

DGB

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2022	522,505	16,975,984.89	3.11%	885,369.90	0.94TH/s	30.23TH/s
February 28, 2022	—	—	—	—	—	—
March 31, 2022	—	—	—	—	—	—
April 30, 2022	—	—	—	—	—	—
May 31, 2022	—	—	—	—	—	—
June 30, 2022	—	—	—	—	—	—
July 31, 2022	—	—	—	—	—	—
August 31, 2022	—	—	—	—	—	—
September 30, 2022	—	—	—	—	—	—
October 31, 2022	102,400	15,259,429.93	0.67%	203,527.88	0.07TH/s	11.94TH/s
November 30, 2022	185,679	14,521,372.46	1.28%	199,764.80	0.15TH/s	11.71TH/s
December 31, 2022	—	—	—	—	—	—

NIM

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2022	36,485,031	123,042,437.5	30.87%	9,092,810	2.99GH/s	9.70GH/s
February 28, 2022	14,655,758	110,405,398.3	13.66%	2,862,492	0.42GH/s	3.05GH/s
March 31, 2022	19,493,131	119,951,251.2	20.19%	2,538,233	0.55GH/s	2.71GH/s
April 30, 2022	41,849,867	116,077,536	40.26%	5,440,945	2.34GH/s	5.80GH/s
May 31, 2022	64,040,871	117,475,516.8	58.83%	2,829,294	1.78GH/s	3.02GH/s
June 30, 2022	67,915,901	113,684,256	64.12%	2,670,656	1.83GH/s	2.85GH/s
July 31, 2022	54,752,898	115,669,001	47.33%	4,013,300	2.03GH/s	4.28GH/s
August 31, 2022	43,239,814	114,452,222	37.77%	3,332,803	1.34GH/s	3.55GH/s
September 30, 2022	20,301,770	109,612,311	18.52%	1,907,027	0.38GH/s	1.89GH/s
October 31, 2022	126,054	112,089,254	0.11%	5,689,699	0.01GH/s	6.07GH/s
November 30, 2022	2,062,395	107,347,842	1.92%	6,429,366	0.13GH/s	6.86GH/s
December 31, 2022	3,829,527	109,775,882	3.48%	6,076,328	0.22GH/s	6.48GH/s

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2023	3,678,473	108,651,747	3.39%	7,183,299	0.26GH/s	7.662GH/s
February 28, 2023	2,767,703	97,101,575	2.85%	9,438,840	0.29GH/s	10.068GH/s
March 31, 2023	3,300,374	106,486,033	3.10%	7,758,995	0.26GH/s	8.276GH/s
April 30, 2023	2,931,746	101,951,024	2.88%	5,272,147	0.16GH/s	5.623GH/s
May 31, 2023	1,756,578	104,270,715	1.68%	8,554,780	0.15GH/s	9.125GH/s
June 30, 2023	1,340,341	99,864,187	1.34%	7,227,590	0.10GH/s	7.709GH/s
July 31, 2023	1,941,024	102,144,119	1.90%	8,210,764	0.17GH/s	8.758GH/s
August 31, 2023	2,546,260	101,069,268	2.52%	4,388,287	0.12GH/s	4.68GH/s
September 30, 2023	2,072,479	96,775,793	2.14%	6024787	0.14GH/s	6.426GH/s
October 31, 2023	30,036	99,095,282	0.03%	6,698,825	0.002GH/s	7.14GH/s
November 30, 2023	515,122	95,196,836	0.54%	6,152,732	0.035GH/s	6.56GH/s
December 31, 2023	2,739,800	97,410,076	2.81%	4,204,248	0.126GH/s	4.48GH/s
January 31, 2024	2,632,308	95,924,271	2.74%	3,511,313	0.102GH/s	3.745GH/s
February 28, 2024	1,775,810	88,789,364	2.00%	4,273,799	0.091GH/s	4.558GH/s
March 31, 2024	2,089,556	93,975,990	2.22%	4,225,916	0.100GH/s	4.507GH/s
April 30, 2024	2,670,184	89,984,248	2.97%	4,661,100	0.147GH/s	4.971GH/s
May 31, 2024	13,491,208	92,037,011	14.66%	5,884,430	0.919GH/s	6.276GH/s
June 30, 2024	13,698,265	88,127,922	15.54%	4,860,257	0.805GH/s	5.18GH/s

DERO

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2022	14,724	71,394.24	20.83%	4,751,081,691	36.65MH/s	175.97MH/s
February 28, 2022	724	64,325.63	1.12%	2,406,321,568	1.00MH/s	89.12MH/s
March 31, 2022	12,327	49,689.28	24.93%	3,670,831,877	33.89MH/s	135.96MH/s

TON

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2022	451,200	5,344,400	8.44%	29.38	55.22TH/s	654.02TH/s
February 28, 2022	1,072,962	6,263,700	17.18%	37.08	141.77TH/s	825.43TH/s
March 31, 2022	921,349	7,618,900	12.16%	45.13	122.14TH/s	1004.63TH/s
April 30, 2022	1,085,455	7,498,500	14.76%	44.9	147.50TH/s	999.51TH/s
May 31, 2022	1,192,840	7,632,700	15.95%	44.12	156.61TH/s	982.15TH/s
June 30, 2022	665,247	3,958,200	17.12%	49.05	186.89TH/s	1091.90TH/s

KAS

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
June 30, 2022	1,029,125	1,089,271,821	0.09%	7,022,387,315,029	0.01TH/s	7.22TH/s
July 31, 2022	226,442,901	1,062,004,097	21.32%	12,125,493,781,192	2.59TH/s	12.13TH/s
August 31, 2022	446,231,888	1,002,398,387	44.51%	34,284,760,705,349	15.26TH/s	34.28TH/s
September 30, 2022	202,903,001	914,170,570	22.19%	106,083,444,460,030	23.54TH/s	106.08TH/s
October 31, 2022	167,375,483	893,013,838	18.74%	185,622,009,637,040	34.79TH/s	185.62TH/s
November 30, 2022	143,008,728	814,429,069	17.55%	226,972,599,432,890	39.83TH/s	226.97TH/s
December 31, 2022	135,912,461	795,604,127	17.08%	399,998,787,295,560	68.32TH/s	400.00TH/s
January 31, 2023	164,643,404	750,946,464	21.92%	424,131,333,173,370	92.99TH/s	424.13TH/s
February 28, 2023	144,075,221	640,987,949	22.48%	336,085,850,451,100	75.54TH/s	336.09TH/s
March 31, 2023	109,521,329	671,556,355	16.31%	451,882,418,149,760	73.7TH/s	451.88TH/s
April 30, 2023	41,890,277	612,530,229	6.84%	749,286,786,201,000	51.24TH/s	749.29TH/s
May 31, 2023	5,716,008	598,290,195	0.96%	1,116,832,227,278,200	10.67TH/s	1,116.83TH/s
June 30, 2023	4,065,707	545,702,651	0.75%	1,025,560,020,003,500	7.64TH/s	1,025.56TH/s
July 31, 2023	14,624,951	533,015,899	2.74%	1,116,661,361,920,700	30.64TH/s	1,116.66TH/s
August 31, 2023	57,928,860	502,149,603	11.54%	3,171,073,940,233,500	365.82TH/s	3,171.07TH/s
September 30, 2023	12,815,040	458,879,446	2.79%	16,343,931,316,756,000	456.43TH/s	16,343.93TH/s
October 31, 2023	3,694,982	445,865,481	0.83%	29,972,432,090,416,000	248.38TH/s	29,972.43TH/s
November 30, 2023	2,930,664	405,170,736	0.72%	50,398,250,636,275,000	364.53TH/s	50,398.25TH/s
December 31, 2023	1,445,251	397,126,689	0.36%	80,237,303,251,544,000	292.00TH/s	80,237.30TH/s
January 31, 2024	1,733,045	368,019,936	0.47%	133,328,622,571,770,000	628TH/s	133,329TH/s
February 28, 2024	10,958,835	329,409,504	3.33%	174,809,215,572,460,000	5,816TH/s	174,809TH/s
March 31, 2024	7,424,998	334,507,104	2.22%	171,418,126,036,020,000	3,805TH/s	171,418TH/s
April 30, 2024	6,372,331	305,065,440	2.09%	211,244,565,380,820,000	4,413TH/s	211,245TH/s
May 31, 2024	6,150,712	298,014,336	2.06%	256,262,020,489,210,000	5,289TH/s	256,262TH/s
June 30, 2024	4,236,090	271,771,200	1.56%	333,736,239,330,520,000	5,202TH/s	333,736TH/s

IRON

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2023	—	—	—	—	—	—
February 28, 2023	—	—	—	—	—	—
March 31, 2023	—	—	—	—	—	—
April 30, 2023	35,303	259,200	13.62%	274,952,264,192,150,000	624.13Th/s	4,582.54Th/s
May 31, 2023	263,522	892,800	29.52%	259,435,253,155,990,000	1,276.26Th/s	4,323.92Th/s
June 30, 2023	373,108	864,000	43.18%	137,488,489,086,020,000	989.54Th/s	2,291.47Th/s
July 31, 2023	491,299	892,800	55.03%	106,945,559,529,090,000	980.85Th/s	1,782.43Th/s
August 31, 2023	484,941	892,800	54.32%	79,453,190,443,371,000	719.28Th/s	1,324.22Th/s
September 30, 2023	343,192	864,000	39.72%	100,100,749,301,190,000	662.69Th/s	1,668.35Th/s
October 31, 2023	412,345	892,800	46.19%	103,258,542,581,820	794.84TH/s	1,720.97TH/s
November 30, 2023	454,425	864,000	52.60%	118,754,812,113,130	1040.99TH/s	1,979.24TH/s
December 31, 2023	189,987	892,800	21.28%	77,861,255,374,889	276.14TH/s	1,297.68TH/s
January 31, 2024	246,992	892,800	27.66%	107,961,282,962,830,000	498TH/s	1,799.35TH/s
February 28, 2024	219,496	835,200	26.28%	111,107,722,513,240,000	487TH/s	1,851.8TH/s
March 31, 2024	274,038	892,800	30.69%	99,128,330,830,857,000	507TH/s	1,652.14TH/s
April 30, 2024	11,712	864,000	1.36%	245,299,044,796,000	0.055Th/s	4Th/s
May 31, 2024	—	—	—	—	—	—
June 30, 2024	—	—	—	—	—	—

RXD

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2023	—	—	—	—	—	—
February 28, 2023	—	—	—	—	—	—
March 31, 2023	—	—	—	—	—	—
April 30, 2023	2,600,077	432,000,000	0.60%	9,401,651	0.81Th/s	134.59Th/s
May 31, 2023	—	—	—	—	—	—
June 30, 2023	—	—	—	—	—	—
July 31, 2023	—	—	—	—	—	—
August 31, 2023	—	—	—	—	—	—
September 30, 2023	—	—	—	—	—	—
October 31, 2023	—	—	—	—	—	—
November 30, 2023	5,843,654	432,000,000	1.35%	6,680,854	1.29TH/s	95.64TH/s
December 31, 2023	4,806,361	432,000,000	1.11%	6,083,834	0.969TH/s	87.10TH/s
January 31, 2024	81,622,624	446,400,000	18.28%	4,582,355	11.99TH/s	65.6TH/s
February 28, 2024	103,752,886	417,600,000	24.85%	4,097,242	14.57TH/s	58.65TH/s
March 31, 2024	171,421,541	446,400,000	38.40%	3,947,506	21.70TH/s	56.51TH/s
April 30, 2024	51,998,839	352,800,000	14.74%	5,147,159	10.85TH/s	73.68TH/s
May 31, 2024	24,014	223,200,000	0.01%	13,729,270	0.02TH/s	196.55TH/s
June 30, 2024	29,190	216,000,000	0.01%	12,004,923	0.02TH/s	171.86TH/s

ALPH

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2023	—	—	—	—	—	—
February 28, 2023	—	—	—	—	—	—
March 31, 2023	—	—	—	—	—	—
April 30, 2023	—	—	—	—	—	—
May 31, 2023	—	—	—	—	—	—
June 30, 2023	—	—	—	—	—	—
July 31, 2023	—	—	—	—	—	—
August 31, 2023	—	—	—	—	—	—
September 30, 2023	—	—	—	—	—	—
October 31, 2023	—	—	—	—	—	—
November 30, 2023	—	—	—	—	—	—
December 31, 2023	2,884	89,410	3.23%	18,751,717	2.41TH/s	75.00TH/s
January 31, 2024	139,415	1,605,744	8.68%	77,611,786	7.06TH/s	81.38TH/s
February 28, 2024	200,933	1,471,608	13.65%	96,128,487	13.76TH/s	100.79TH/s
March 31, 2024	220,980	1,538,784	14.36%	92,735,902	13.96TH/s	97.24TH/s
April 30, 2024	312,223	1,455,192	21.46%	107,754,982	24.24TH/s	112.99TH/s
May 31, 2024	198,077	1,469,880	13.48%	171,535,693	24.23TH/s	179.86TH/s
June 30, 2024	87,462	1,370,404	6.38%	61,414,080	65.75TH/s	1,030.36TH/s

KLS

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2023	—	—	—	—	—	—
February 28, 2023	—	—	—	—	—	—
March 31, 2023	—	—	—	—	—	—
April 30, 2023	—	—	—	—	—	—
May 31, 2023	—	—	—	—	—	—
June 30, 2023	—	—	—	—	—	—
July 31, 2023	—	—	—	—	—	—
August 31, 2023	—	—	—	—	—	—
September 30, 2023	—	—	—	—	—	—
October 31, 2023	—	—	—	—	—	—
November 30, 2023	—	—	—	—	—	—
December 31, 2023	80,276	2,488,557	3.23%	410,639,421,078,970	13.24TH/s	410.63TH/s
January 31, 2024	323,031	133,920,000	0.24%	229,454,238,795,300	0.55TH/s	229.45TH/s
February 28, 2024	3,818,412	125,280,000	3.05%	146,629,657,594,770	4.47TH/s	146.63TH/s
March 31, 2024	9,938,893	133,920,000	7.42%	113,648,508,900,710	8.43TH/s	113.65TH/s
April 30, 2024	16,816,835	129,600,000	12.98%	107,698,717,742,830	13.98TH/s	107.7TH/s
May 31, 2024	30,039,102	119,145,600	25.21%	81,712,790,081,592	20.6TH/s	81.71TH/s
June 30, 2024	30,922,768	111,096,576	27.83%	64,340,279,149,057	17.91TH/s	64.34TH/s

PUG

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2024	—	—	—	—	—	—
February 28, 2024	—	—	—	—	—	—
March 31, 2024	—	—	—	—	—	—
April 30, 2024	—	—	—	—	—	—
May 31, 2024	39,104,987	388,800,000	10.06%	34,157,158,203,719	3TH/s	34TH/s
June 30, 2024	56845243.29	1,230,965,560	4.62%	2,067,234,530,737	0.092TH/s	2TH/s

BUGNA

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2024	—	—	—	—	—	—
February 28, 2024	—	—	—	—	—	—
March 31, 2024	51,497,922	2,592,000,000	1.99%	3,123,295,437,954,700	62TH/s	3,123TH/s
April 30, 2024	190,525,487	5,020,596,347	3.79%	1,361,603,927,662,900	52TH/s	1,362TH/s
May 31, 2024	332,525,168	4,897,163,298	6.79%	757,942,204,228,810	51TH/s	758TH/s
June 30, 2024	695,438,072.9	4,472,308,326	15.55%	278,858,128,731,380	43TH/s	279TH/s

HOOSAT

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2024	—	—	—	—	—	—
February 28, 2024	—	—	—	—	—	—
March 31, 2024	142,405	138,240,000	0.10%	123,866,831,898,880	0.13TH/s	124TH/s
April 30, 2024	567,219	259,200,000	0.22%	96,085,800,094,329	0.21TH/s	96TH/s
May 31, 2024	—	—	—	—	—	—
June 30, 2024	—	—	—	—	—	—

PYRIN

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2024	—	—	—	—	—	—
February 28, 2024	145,622	42,595,200	0.34%	322,433,519,318,130	1.1TH/s	322TH/s
March 31, 2024	48,857	45,532,800	0.11%	748,333,689,543,840	0.8TH/s	748TH/s
April 30, 2024	105,919	44,064,000	0.24%	1,117,910,650,046,900	2.69TH/s	1,118TH/s
May 31, 2024	8,071	43,029,954	0.02%	836,832,977,037,020	0.16TH/s	837TH/s
June 30, 2024	197,052.3178	35,663,321.88	0.55%	531,637,099,363,350	2.94TH/s	532TH/s

SEDRA

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2024	—	—	—	—	—	—
February 28, 2024	282,242	302,400,000	0.09%	6,796,806,069,830,500	6TH/s	6,797TH/s
March 31, 2024	33,764,390	1,339,200,000	2.52%	4,571,546,589,340,700	115TH/s	4,572TH/s
April 30, 2024	38,979,161	1,296,000,000	3.01%	5,794,734,199,002,900	174TH/s	5,795TH/s
May 31, 2024	46,450,031	1,339,200,000	3.47%	3,580,778,491,875,000	124TH/s	3,581TH/s
June 30, 2024	62,784,969	1,296,000,000	4.84%	3,310,999,829,533,700	160TH/s	3,311TH/s

NEXELLIA

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2024	—	—	—	—	—	—
February 28, 2024	64,473	2,505,600	2.57%	122,096,755,251,810	3.14TH/s	122TH/s
March 31, 2024	204,036	32,140,800	0.63%	27,091,031,761,153	0.17TH/s	27TH/s
April 30, 2024	1,310,591	31,104,000	4.21%	19,285,650,588,665	0.8TH/s	19TH/s
May 31, 2024	7,076,583	32,140,800	22.02%	6,187,643,149,710	1.32TH/s	6TH/s
June 30, 2024	2,879,384	31,104,000	9.26%	4,432,080,392,597	0.37TH/s	4TH/s

We intend to start mining certain other types of cryptocurrencies in the future, including LTC and DOGE. We adjust our mining strategy primarily based on the overall rate of return. The rate of return for mining a particular type of cryptocurrency typically depends upon a few crucial factors, including its trading price, mining difficulty, and the hash rate it takes to mine a unit of such cryptocurrency. An increase in a cryptocurrency’s trading price attracts more miners, and leads to an increase in mining difficulty of such cryptocurrency. As cryptocurrency market is volatile in nature, we monitor the trading prices of alternative cryptocurrencies on a constant basis, and adjust the mining ratios of different types of cryptocurrencies on a daily basis to maximize the overall rate of return. Specifically, we will start mining a type of cryptocurrencies only when all of the three following conditions are met: (i) the daily value of coins mined across network exceeds $10,000, (ii) we will be able to generate gross margin exceeding 40% by mining such type of cryptocurrencies, and (iii) such type of cryptocurrencies are freely tradable on well-known cryptocurrency exchanges, and the daily trading volume is no less than three (3) times the daily value of coins mined across networks.

We have internal procedures in place for analyzing whether a particular cryptocurrency that we intend to mine, invest in, or transact is a “security” within the meaning of Section 2(a)(1) of the Securities Act. Once we identify a cryptocurrency as potentially mineable, we will submit information relating to such cryptocurrency to our internal legal counsel for review, who will then provide an assessment as to the likelihood of such cryptocurrency being deemed as a “security” within the meaning of Section 2(a)(1) of the Securities Act, based on the state of the law and any guidance available at the time of determination. We plan to take additional steps to implement internal compliance procedures for this purpose, including working with employees trained to identify the indicia of a “security” and outside legal counsel experienced in cryptocurrency regulatory matters to make a determination with respect to each type of cryptocurrencies proposed to be mined, invested in, or transacted. In making such determinations, we and our outside legal counsel should consider compliance with judicial precedents, and reports, orders and statements issued by the SEC and other related guidance, including the Framework for “Investment Contract” Analysis of Digital Assets. Under these proposed procedures, if we conclude that a cryptocurrency is reasonably likely to be regarded as a “security” within the meaning of Section 2(a)(1) of the Securities Act, the Company will either choose to not mine, invest in, or transact such cryptocurrencies, or work with our outside legal counsel to adopt procedures or set up the process that complies with applicable laws and regulations. Any policies and procedures we plan to adopt for this purpose in the future do not constitute a legal standard but rather represent a framework for our analysis, which permits us to make a risk-based assessment regarding the likelihood that a particular cryptocurrency could be deemed a “security” under applicable laws. Our risk-based assessments do not constitute a legal determination binding on regulators or the courts and do not preclude legal or regulatory action.

As of December 31, 2022 and 2023 and June 30, 2024, we had 3,687, 5,288 and 28,843 mining machines under operation, respectively, and 69, 564 and 4,487 mining machines not under operation, respectively. As of June 30, 2024 and December 31, 2023, 0 and 287 mining machines were in transit from Hong Kong to the U.S. and as of the date of this prospectus, other than 543 mining machines located in our warehouse in Hong Kong, all of our machines are located in the U.S.

Mining Pool

A mining pool is a platform where miners use their computing power to jointly provide cryptocurrency transaction verification services on a blockchain and share mining rewards. Mining pools reduce the risk of mining and the expected rewards for the mining pool are generally proportionate to a member’s contribution to the aggregate computing power of the blockchain network.

Currently, we operate one mining pool open to participants, which was launched in September 2023 and is currently dedicated to the mining of five types of cryptocurrencies, namely KAS, RXD, SDR, ALPH and BGA. For the fiscal year ended December 31, 2023, the mineable assets at our mining pool included KAS and IRON. For the six months ended June 30, 2024, the mineable assets at our mining pool included a total of eleven types, namely NIM, BUGNA, HOOSAT, KAS, IRON, RXD, KLS, ALPH, PYRIN, SDR, and NEXELLIA. As of the date of this prospectus, there are more than 16,593 participants in the mining pool, with a majority of them being purchasers of our subsidiaries’ KS series machines dedicated to the mining of KAS coins. We attract participants through (i) setting up a referral program and providing rebates and incentives to existing participants who recommend new participants to join the pool, and (ii) setting up lower pool fees compared to industry average and provide customizable services to pool participants.

We maintain a website, HumPool.com, for our mining pool. Miners interested in joining our mining pool may access latest information on the pool through the website, including the mineable crypto assets, and their respective pool and network hash rates, current trading prices, minimum payout thresholds, and blockchain addresses through which machines can be connected to our mining pool. We usually provide multiple blockchain addresses for each type of crypto asset, tailored to miners located in different geographic locations or using different models of mining machines with disparate mining powers. To start mining, a pool participant may choose to register an online account with us and connect its crypto account with our pool using an applicable blockchain address, or may skip the registration process and start mining immediately by connecting crypto accounts to an applicable blockchain address. For registered users, we may offer discounted pool fees as an incentive. We do not require pool participants to install any software to participate in mining.

We generate income by receiving crypto coins as rewards and deducting a percentage of such rewards as pool fees from payouts to pool participants. We do not charge any entry fees for participating in the mining pool. The following tables shows the type of crypto asset available for mining on our mining pool, pool fees, minimum payout thresholds, and combined hash rate for each crypto asset as of the date of this prospectus.

Crypto Asset	Combined Hash Rate	Minimum Payout Threshold	Pool Fees (% of Rewards Earned)
			Registered Users	Non- registered Users
KAS	321.03Ph/s	15 units	0.75%	0.75%
RXD	709.83Th/s	100 units	0.80%	0.80%
SDR	626.07Ph/s	1 unit	0.90%	0.90%
ALPH	6.28Ph/s	0.1 unit	0.90%	0.90%
BGA	306.07Th/s	10,000 units	0.90%	0.90%

The following tables shows the percentages of our total revenue contributed by mining pool services fees by crypto asset for the year ended December 31, 2023 and the six months ended June 30, 2024.

Crypto Asset	Percentage of Our Total Revenue Contributed by Mining Pool Services Fees by Crypto Asset for the Year Ended December 31, 2023	Percentage of Our Total Revenue Contributed by Mining Pool Services Fees by Crypto Asset for the Six Months Ended June 30, 2024
KAS	100%	96.48%
RXD	0%	0.83%
PYI	0%	0.02%
NXL	0%	0.03%
SDR	0%	0.54%
ALPH	0%	1.16%
BGA	0%	0.15%
HTN	0%	0.07%
GRAM	0%	0%
KLS	0%	0.55%
IRON	0%	0.15%
NIM	0%	0.02%

Through websites, mobile apps and other types of management software, pool participants may monitor their mining status at any time, from anywhere. In order to protect the mining pools from disruption, we have implemented security measures including (i) utilizing Distributed Denial of Service (“DdoS”) protection services to detect and mitigate DdoS attacks, filter website traffic and prevent non-legitimate access or requests, (ii) setting up black and whitelists for crypto wallet addresses, (iii) conducting penetration testing on a regular basis, (iv) employing two-factor authentication for log-ins, (v) synchronizing mining pool data on multiple servers, and (vi) encrypting data with private key. The mined cryptocurrencies from the mining pool are automatically stored in a designated hot wallet, and distributed to each participant based on the percentage of computing power it contributes to the mining pool twice a day. After cryptocurrencies are mined and before they are distributed to pool participants, we have temporary possession of such cryptocurrencies. In the event that we suffer from cyberattacks and mined cryptocurrencies are lost, we and pool participants may lose mined cryptocurrencies. See “Risk Factors — Risks Related to Our Business and Industry — We have developed a mining pool. Any cyber-attacks against the mining pools may result in materially negative impact on our business, financial position, and results of operations.”

Technology

Chip Configuration Technology

Our subsidiaries adopt Double Data Rate 3 (DDR3) program for the chips equipped by their mining machines, a type of chip configuration technology that allows our subsidiaries to significantly reduce the time spent on chip configuration in cryptocurrency mining when implementing a change in algorithm or the type of cryptocurrency to be mined for a mining machine, thereby enhancing the overall computing power of our subsidiaries’ mining machines.

High-efficiency Cooling System

Our subsidiaries equip their mining machines with a high-efficiency cooling system using materials with high thermal conductivities and heavy-duty cooling fans, which protects our subsidiaries’ machines from high temperatures, dust and vibration, all of which can result in damages to these mining machines over time. With our subsidiaries’ high-efficiency cooling system, our subsidiaries are allowed to optimize the computing power of their mining machines and mine cryptocurrencies with higher productivity and efficiency.

Multi-chip Coordination Technology

Our subsidiaries’ mining machines are equipped with their multi-chip coordination technology, which automatically connects the chips in a module in series or parallel in such combination that the resulting multi-chip module will enable the mining machine to operate with greater energy efficiency and higher computing power.

Research and Development

Research and development is key to our continued innovation and business growth, and we have invested significant resources in the research and development of cryptocurrency mining hardware.

We also place a strong emphasis on building our subsidiaries’ research and development team. As of the date of this prospectus, our subsidiaries had 57 members in their research and development team, including 19 full-time PRC individuals and 38 employees. Many members of our subsidiaries’ research and development team have prior work experience in the blockchain and cryptocurrency industry. For example, Mr. Qi Shao, our chief technology officer, had ten years of experience in the research and development of electronics before he joined us as the chief technology officer of Bgin HK since its founding.

In September 2023, our subsidiaries’ research and development team successfully developed a mining pool, which is currently dedicated to the mining of five types of cryptocurrencies, namely KAS, RXD, SDR, ALPH, and BGA. Our subsidiaries’ research and development team has successfully developed its ASIC chips, which have been manufactured and installed on our machines under “KS” series, “AL” series, and “RX” series.

Currently, our research and development team is in the process of designing and development two new series of machines — (i) “BL1” mining machines, dedicated to the mining of Dogecoin, which are expected to be launched in the third calendar quarter of 2025, and (ii) “BT1” series machines, dedicated to the mining of Bitcoin, which are expected to be launched in the fourth calendar quarter of 2025. We believe that as these coins have larger market capitalization compared to the alternative coins that we have been focusing on, and tend to deliver more stable market performance, the sale of machines dedicated to the mining of Bitcoin and Dogecoin can further enhance our brand recognition and market competitiveness. See also “Industry — Total Market Capitalization of Cryptocurrencies — Bitcoin” and “Industry — Market Capitalization of Selected Alternative Cryptocurrencies — Dogecoin.” As of the date of this prospectus, the Company’s research and development team is developing the algorithms to be used for both series of machines and designing the ASIC chips that both series will be equipped with. We expect the total research and development expenses to be incurred with this project to be approximately US$22 million, and we plan to use our cash on hand and cash generated from operating activities to fund our research and development efforts in connection with this project.

ASIC Chips

An ASIC chip is a microchip designed to solve cryptographic algorithms as quickly as possible and is one of the most crucial components of a mining machine. Compared to its predecessors, ASIC chips are able to solve cryptographic algorithms much faster and with greater energy efficiency. Given the importance of ASIC chips in the cryptocurrency value chain, one focus of our subsidiaries’ research and development efforts has been on developing their own ASIC chips, and our subsidiaries expect to gradually switch from FGPA chips to ASIC chips to further increase the computing power and power efficiency of their mining machines and advance their competitive position in the industry. A mining machine equipped with our proprietary 8nm ASIC chips and 12nm ASIC chips possesses computing power of approximately 500 times and 200 times, respectively, of that of a mining machine equipped with FGPA chips, without increasing power consumption. As such, we expect the rewards generated from mining machines equipped with ASIC chips to be approximately 200 times the original rewards generated from mining machines equipped with FGPA chips.

To accommodate our growth, we plan on developing additional ASIC chips as needed, which we believe can provide us with competitive edge over our competitors, even though no concrete plans have been developed as of the date of this prospectus. However, switching to ASIC chips may result in certain downsides, including the fact that the process of designing ASIC chips is much more complex and time-consuming compared to FPGA chips. We expect to incur additional costs related to the design and manufacturing of ASIC chips in the future, compared to FPGA chips. Additionally, as ASIC chips are not reprogrammable, a chip can only be manufactured to mine a specific cryptocurrency, which creates additional risks for us. If the mining of that specific cryptocurrency for which we design ASIC chips turns out to be less profitable than we expected, we may experience material loss, and our business operations, financial position and results of operations may be adversely affected. In order to mitigate such risks, for each new cryptocurrency to be mined, we plan to start the mining process with FGPA chips first, and we will monitor a few crucial metrics, including hash rate, difficulty, and trading prices on a regular basis and conduct a holistic review based on the overall rate of return and future mining outlook. We plan to only switch to ASIC chips for the mining of a cryptocurrency if we expect to continuously generate a high overall rate of return for a significant period of time.

Marketing and Branding

From our inception through the fiscal year ended December 31, 2022, we had not engaged in any substantial marketing or branding activities. For the fiscal year ended December 31, 2022, 100% of our total revenues were from cryptocurrency mining.

In September 2023, we launched a mining pool, which is currently dedicated to the mining of five types of cryptocurrencies, namely KAS, RXD, SDR, ALPH, and BGA, which has been open to participants. In order to attract more participants to join the mining pool, we have set up a referral program, where we provide rebates and incentives to existing participants who recommend new participants to join the pool. See “— Mining Pool.” For the fiscal year ended December 31, 2023 and six months ended June 30, 2024, 9.33% and 24.75% of our total revenues were generated from our mining pool, respectively.

Since April 2023, we started generating revenue from selling mining machines designed by us, contributing to approximately 85.43% of our total revenue for the fiscal year ended December 31, 2023 and 65.71% of our total revenue for the six months ended June 30, 2024. From time to time, we participate in cryptocurrency events and exhibitions to promote and showcase our mining machines. For instance, we showcased our mining machines in the Blockchain Life 2023 exhibition in Dubai, the United Arab Emirates, in November 2023 and the Mining Disrupt exhibition in Miami, Florida in June 2024.

Methods of Power Generation and Environmental Initiatives

Historically, our subsidiaries have used fossil energy, hydropower, and renewable energy in their business activities. In 2021, Nebraska obtained approximately 50.99% of its in-state electricity net generation from coal, 25.30% from wind, 18.15% from nuclear power, 3.10% from natural gas, and 2.96% from hydropower. We do not avail ourselves to any renewable energy credits or tax credits.

For the fiscal years ended December 31, 2022 and 2023 and the six months ended June 30, 2024, the total electricity fees we paid in connection with cryptocurrency mining operations were $3.88 million, $4.10 million and $2.37 million, respectively, and the costs per kilowatt hour for the respective period was RMB0.65 per kWh (approximately $0.1 per kWh), $0.0749 per kWh and $0.05 per kWh, respectively. The average costs per cryptocurrency mined during the fiscal years ended December 31, 2022 and 2023 and the six months ended June 30, 2024 were $0.0022, $0.0067 and $0.0009, respectively.

We are aware of the amount of energy our subsidiaries use in their business activities and we intend to expand our energy-saving efforts in the future. Specifically, we have equipped machines under the “KS” series, “AL” series, and “RX” series with proprietary ASIC chips, which are able to provide greater energy efficiency compared to the traditional miners with 28nm chips. We are currently in the process of developing two other series of machines, “BL1” and “BT1”, dedicated to the mining of Dogecoin and Bitcoin, respectively. See “— Growth Strategies — Improving and Integrating Our Business Model to Encompass a Value Chain.” Furthermore, accessibility and availability of renewable energy has always been and will continue to be a significant factor in our evaluation process for selecting the sites of our subsidiaries’ mining farms and hosting facilities to place our subsidiaries’ mining machines. Additionally, our subsidiaries intend to adopt energy-efficient miner cooling methods, such as water cooling and immersion cooling, at our subsidiaries’ mining farms. We believe that growing with sustainability is important for our success in the long run.

Properties and Facilities

We lease the properties for our principal executive offices, which are located in Singapore with an aggregate floor area of approximately 549 square feet. We also lease an office space in Hong Kong with an aggregate floor area of approximately 1,295 square feet and another office space in Singapore. We believe that the properties we currently lease for our executive offices are adequate to meet our needs for the foreseeable future.

Through our subsidiaries, we own the property for our mining farm located in Omaha, Nebraska, with an aggregate floor area of approximately 5,000 square feet and hosting 1,001 mining machines as of the date of this prospectus, which we acquired on December 14, 2021, and we have leased the property for another mining farm in Omaha, Nebraska since April 14, 2022, with an aggregate floor area of approximately one acre, which does not host any machines under operation as of the date of this prospectus, and this mining farm has been discontinued. We also own a parcel of land in York, Nebraska, which we acquired on April 8, 2022, for another mining farm which has been operational since August 28, 2023, with an aggregate floor area of approximately 16 to 17 acres and hosting 5,493 mining machines as of the date of this prospectus. Through Bgin Infrastructure US, we have leased a warehouse in Beatrice, Nebraska, since August 20, 2024, with an aggregate floor area of 5,000 square feet, and through Bgin Singapore, we have leased a warehouse in Hong Kong since December 1, 2023, with an aggregate floor area of 1,932 square feet.

Other than the machines hosted and operated by our subsidiaries at the properties they own or lease, the remaining machines are hosted by third-party hosting service providers at four different locations in the States of Iowa, Texas, West Virginia and Ohio, respectively. Through our subsidiaries, we enter into hosting agreements with third-party hosting service providers.

We are authorized by Shanghai HuiShi Information Technology Co., Ltd., a related party controlled by Mr. Qiuhua Li, our chairman of the board of directors, to occupy a space for office use, with an aggregate floor area of approximately 215 square feet, located in Shanghai, the PRC, free of charge and until January 31, 2027.

We intend to enter into leases or purchase properties through our subsidiaries to start additional mining farms in the U.S. and/or Canada, and we believe that suitable additional space will be available in the future on commercially reasonable terms to accommodate our current expansion plans.

Intellectual Property

Through our subsidiaries, we have developed proprietary technologies for mining operations. We do not currently own any intellectual properties in connection with our existing technologies. However, we may in the future rely upon patents, trade secrets, trademarks, service marks, trade names, copyrights or other intellectual property rights. In addition, we expect to continue developing our technologies through our subsidiaries to enhance our operational efficiency.

Through our subsidiaries, we have registered one trademark in Hong Kong, one trademark in Singapore, one trademark in the U.S., and one trademark in Canada, all of which are for our brand name, “BGIN”. We have also registered three trademarks in mainland China, two trademarks in Hong Kong, two trademarks in Singapore, two trademarks in Malaysia, and two trademarks in the European Union, with two trademark applications pending in the U.S. and two trademark applications pending in Canada, all of which are related to the brand name of our mining machines, “ICERIVER”.

Competition

In cryptocurrency mining, all types of companies, groups, and individuals can generate cryptocurrency units through solving blocks. Miners can range from individual enthusiasts to professional mining operations with dedicated data centers. Through our subsidiaries, we compete with other companies that focus all or a portion of their activities on mining activities at scale and face significant competition in every aspect of our business, including the ability to research and develop new mining machines with stronger performance capabilities, raise additional capital for our growth, scale our power capacity and operate with the low electricity costs, and other factors.

We believe that, through our subsidiaries, we are well-positioned in the industry based on our subsidiaries’ strong in-house research and development capabilities. However, we expect competition to increase in 2024 from some of our existing competitors that have more resources than we do, and may be able to devote greater resources than we can, and new market entrants may offer products priced lower than ours in order to expand their business.

For additional details regarding the competitive landscape of industries in which we operate through our subsidiaries, see “Industry.”

Employees and PRC Individuals

We and our subsidiaries had a total of 109, 36, 35 and 22 employees and PRC individuals whom we maintain services agreements with as of January 10, 2025 and December 31, 2023, 2022 and 2021, respectively. The following table sets forth the number of our employees and PRC individuals whom we maintain services agreements with by function as of January 10, 2025:

Function	Number
Management	15
Accounting	3
After Sales Services	2
Inventory	2
Research and Development	57
Administration and Human Resources	9
Sales and Marketing	4
Repair and Maintenance	17
Total	109

As of January 10, 2025, we and our subsidiaries had a total of 109 employees and PRC individuals with whom we maintain services agreements. Among all of our employees and PRC individuals whom we maintain services agreements with as of the date of this prospectus, 33, or all of the PRC individuals, are located in Mainland China, 63 of our employees are located in the U.S., 11 of our employees are located in Hong Kong, and two of our employees are located in Singapore. Our officers, including Mr. Zhao Xiang and Mr. Qi Shao, are located in Hong Kong, our co-chief executive officer, Mr. Pengju Wang, is located in mainland China, and our chief executive officer, Mr. Qingfeng Wu, is located in Singapore. Through our subsidiaries, we have entered into employment agreements with our employees based outside of Mainland China, and service agreements with PRC individuals located in Mainland China, including our co-chief financial officer, Mr. Pengju Wang. Bgin HK pays compensation to the PRC individuals in Renminbi. The relationship between us and the PRC individuals does not constitute a labor relationship under the PRC Labor Law but rather a civil legal relationship of the provision and receipt of services under the PRC laws. Under the PRC Labor Law and other related regulations, this arrangement might result in our employees being regarded as services providers to us, rather than our employees. As a result of this treatment, services providers under the PRC Labor Law are unable to enjoy the protection under the PRC Labor Law and other related regulations, and we may be subject to labor arbitration or litigation filed by such service providers or required to adjust such form of services in the future. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — Through Bgin HK, our Hong Kong subsidiary, we have entered into service agreements with PRC individuals who are based in Mainland China and provide services for us. Such service relationship does not constitute a labor relationship under the PRC laws and the service providers are unable to enjoy the protection under the PRC Labor Law and other related regulations, as a result of which we may be subject to labor arbitration or litigation filed by such service providers or required to adjust such form of services in the future.” PRC individuals mainly provide chip and algorithm research and development and daily operation and management services for us. Even though we are not developing any new ASIC chip as of the date of this prospectus, to the extent that we launch any concrete plans in the future, this research and development will likely be located in the PRC with research personnel based in the PRC. In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, as of the date of this prospectus, there are no explicit regulations under the laws of mainland China that apply to, restrict or prohibit the provision of the aforementioned services, including the research and development of ASIC chips, by PRC individuals to a Hong Kong company which is not a virtual currency exchange and not conduct carrying out exchange services between legal currencies and virtual currencies or between virtual currencies, buying and selling virtual currencies as a central counterparty, providing information intermediary and pricing services for virtual currency transactions, token issuance financing, virtual currency derivative transactions and other virtual currency-related business activities such as Bgin HK. Therefore, we believe that having officers located in mainland China or research and development activities conducted by PRC individuals will not expose the Company to liability with regard to the operation of a cryptocurrency mining company which conducts mining outside mainland China as there is no explicit prohibition or limitation imposed by the laws of mainland China.

As of the date of this prospectus, other than 543 mining machines located in our warehouse in Hong Kong, all of our subsidiaries’ mining machines are located in the United States. In connection with this strategic move, we plan to (i) recruit local employees and build a U.S.-based team focusing on the operations and research and development, and (ii) apply for and obtain employment visas in Hong Kong for all of our officers. As of the date of this prospectus, we have recruited 63 employees based in the U.S. and obtained employment visas in Hong Kong for Mr. Qi Shao, our chief technology officer, and Mr. Zhao Xiang, our co-chief financial officer, and employment visas in Singapore for Mr. Qiuhua Li, the chairman of our board of directors, and Mr. Qingfeng Wu, our chief executive officer. We have entered into employment agreements with all of our employees based in Hong Kong, Singapore, and the U.S., including all of our officers except for our co-chief financial officer, Mr. Pengju Wang. We will then terminate the services agreements with the PRC individuals once we determine that our U.S.-based team is able to adequately support the Company’s research and development and operations functions.

We believe that our success and continued growth depend on our ability to attract, retain, and motivate qualified employees and/or PRC individuals. Through our subsidiaries, we offer our employees and PRC individuals competitive salaries, comprehensive training, and other fringe benefits and incentives. We believe that through our subsidiaries, we maintain a good working relationship with our employees and PRC individuals, and we have not experienced any material labor disputes or work stoppages. None of our employees or PRC individuals are represented by labor unions, and no collective bargaining agreement has been put in place.

Through our subsidiaries, we enter into standard employment agreements with our employees.

Seasonality

Our subsidiaries’ business operations are not subject to seasonality.

Insurance

We and our subsidiaries do not currently maintain any commercial insurance. As such, we are susceptible to losses including property damage, accidents, or liabilities. In the event that such damages are substantial, we may experience materially negative impact on our business operations, financial condition, and results of operations. See “Risk Factors — Risks Relating to Our Business and Industry — Our subsidiaries’ mining operations, including the mining farms and hosting facilities in which our subsidiaries’ mining machines are operated, may experience damages, and any resulting damages are not covered by insurance.”

Legal Proceedings

On September 12, 2024, we were served with a Notice to Mark and/or Notice to Redeliver from the U.S. Customs, requiring us to redeliver a shipment of 180 ICERIVER mining machines, valued at approximately US$1,147,320, to the U.S. Customs for further investigation. The U.S. Customs informed us that the machines are subject to a compliance review with the applicable requirements set by the FCC. Prior to initiating such shipments, we had obtained FCC certifications for the machines subject to such investigation and have confirmed with Anbotek, the certification body, that they comply with FCC standards. Concurrently, we have determined that the ICERIVER mining machines in question were not marked with their country of origin. It is unclear if this is a concern of the U.S. Customs. This matter has been referred to the Fines and Penalties Department of the U.S. Customs. Following the September 2024 notice, eight additional shipments of ICERIVER mining machines, comprising of 2,412 units with a combined value of approximately US$7,699,608, have also been detained by U.S. Customs for investigation.

On January 23, 2025, Bgin Mining received four Notices of Seizure of ICERIVER mining machines, as issued by Fines and Penalties Department of the U.S. Customs and dated January 22, 2025. According to the notices, the specific ICERIVER mining machines do not comply with FCC’s import regulations. Property consisting of 828 ICERIVER mining machines valued at approximately US$5,594,332 was seized and is subject to forfeiture under the following provisions: 19 USC 1595a(c)(2)(A), 47 USC 510, 47 USC 302a — Communication Interference Devices; 19 USC 1595a(c)(2)(A), 47 CFR 2.935, 47 CFR 15.19, 47 CFR 2.1204 — Other FCC Violations; 19 USC 1595a(c)(2)(B), 47 USC 302a — Failure to Have License, Permit or Authorization. At this time, we are unable to estimate the investigation’s timeline or the potential penalties or fines that we may be subject to as a result. The detainment of these shipments has caused delays in deploying the affected machines and has negatively impacted our self-mining business operations. We are actively engaging with U.S. Customs, including the intent to seek advice of a FCC consultant/counsel, to address and resolve the issues related to these investigations.

On June 14, 2024, through BGIN Infrastructure US, we entered into a Hosting Services Agreement with the Provider. The Provider terminated the Hosting Services Agreement on December 20, 2024. The Provider is in possession of 5,325 mining machines owned by BGIN Infrastructure US. Subsequently, on December 30, 2024, the Provider sent a demand letter, offering to reinstate the Hosting Services Agreement, provided that BGIN Infrastructure US remit outstanding balance in the amount of US$28,595.63 and additional security deposit equal to one month’s costs of power usage by December 31, 2024. In response, on December 31, 2024, BGIN Infrastructure US provided a written notice to the Provider through email, agreeing to terminate the Hosting Services Agreement as of December 20, 2024, citing the Provider’s breach of the agreement due to ongoing performance issues, including the Provider’s failure to operate the mining machines at hash rates required by the Hosting Services Agreement. BGIN Infrastructure US and the Provider dispute whether each other has complied with the Hosting Services Agreement. Both companies have threatened legal action against the other for alleged breaches of contract, among other potential claims. BGIN Infrastructure US and the Provider are in settlement discussions. The Provider has represented to BGIN Infrastructure US that the mining machines are not operational and will not be returned until the dispute is resolved. There is no assurance that settlement discussions will be successful. It is possible that the dispute with the Provider will result in legal proceedings, starting with arbitration, which could result in legal cost and the prolonged delay of the return of the mining machines. The inability to operate the mining machines while they remain in the Provider’s control could adversely impact our revenue and profitability.

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. Other than the above, we are not, and none of our subsidiaries is, a party to any litigation, arbitration or administrative proceedings, that we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations, and, insofar as we are aware, no other litigation, arbitration or administrative proceedings are pending, threatened, or contemplated. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

REGULATIONS

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on our operations and business. This summary does not purport to be a complete description of all laws and regulations, which apply to our business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this prospectus, which may be subject to change.

OVERVIEW OF HONG KONG LAWS AND REGULATIONS

Regulations Related to our Business Operation in Hong Kong

Treatment of cryptocurrency

Generally, Hong Kong law does not recognize cryptocurrency as currency, money or legal tender. Cryptocurrency is considered as a virtual asset (“VA”). A virtual asset is defined as a cryptographically secured digital representation of value that is expressed as a unit of account or a store of economic value, used or intended to be used as a medium of exchange accepted by the public for payment for goods or services, discharge of debt or investment or the governance tokens of a decentralized autonomous organization, generally referred to as a “DAO”. A VA is defined in Section 53ZRA of the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Cap. 615) (“AMLO”).

Currently, there is no Hong Kong law, regulation or restriction specifically directed at VA. Hong Kong’s Legislative Council passed the “Anti-Money Laundering and Counter-Terrorist Financing (Amendment) Ordinance 2022” on 7 December 2022. The legislation was published on 16 December 2022 and came into operations on 1 April 2023 and became part of the AMLO. Under the AMLO, those providing VA services are required to be licensed by the Securities and Futures Commission (“SFC”). Currently, Schedule 3B of the AMLO limits the definition of VA service to include operating a VA exchange only. Since neither the Company nor its subsidiaries operate a VA exchange in or from Hong Kong, neither the Company nor its subsidiaries will be subject to such licensing requirements under the proposed amendment of the AMLO.

The Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”) serves as its “mini” constitution. The Basic Law assures that Hong Kong would continue its capitalist system and way of life until 2047 (Article 5, Basic Law).

This includes safeguarding the free movement of goods, intangible assets (such as VAs) and capital (Article 115, Basic Law) and the provision of an economic and legal environment for encouraging investments, technological progress and the development of new industries (Article 118, Basic Law).

As a free port and in view of the assurances provided by the Basic Law, it is, in the opinion of our HK counsel, highly unlikely that Hong Kong will ban the ownership, use and transfer of VA.

Regulation of activities relating to cryptocurrency

Although neither the Company nor its subsidiaries will be subject to licensing requirements under the AMLO, it is noted that future amendments of the AMLO may capture operating a mining farm as providing a VA service business which will be subject to licensing requirements. Even if that is the case, the amended AMLO applies to VA services provided in Hong Kong or if such services are actively marketed to the public in Hong Kong. Since neither the Company nor its subsidiaries is operating mining farms located in Hong Kong and neither the Company nor its subsidiaries actively markets its mining farm services to the Hong Kong public, it is the opinion of our HK counsel that the Company and its subsidiaries will not be subject to licensing requirements even if operating a mining farm is included in the definition of providing a VA service business under future amendments of the AMLO as currently contemplated.

Limited scope of authority of the Securities and Futures Commission

The SFC is Hong Kong’s securities regulator. Its authority is derived from the Securities and Futures Ordinance (“SFO”). As such, its direct authority extends only to securities as defined in the SFO. Under the SFO and the AMLO centralised VA trading platforms carrying on their businesses in Hong Kong, or actively marketing their services to

Hong Kong investors, are required to be licensed and regulated by the SFC. As the SFC is a securities regulator, its jurisdiction extends to VA platforms trading ‘securities’ VA. Platforms not trading VA are outside the SFC’s authority and are not currently regulated. Since the Company, including its subsidiaries, does not provide VA platform services, it is the opinion of our Hong Kong legal counsel, TWSL Partners, that it is not required to be licensed in Hong Kong. The stated purpose of the amendment to the AMLO was for combating money laundering and terrorist financing to fulfill Hong Kong’s obligations under the Financial Action Task Force. The AMLO, as amended, gives the SFC the authority to grant licenses and regulate VA providers even if the underlying VAs are not “securities”.

Mining pool as collective investment scheme

The SFC regulates the offering and promotion of collective investment schemes (“CIS”). A CIS is defined as (i) an arrangement of property; (ii) where participants do not have day-to-day control over the management of the property even if they have the right to be consulted or to give directions about the management of the property; (iii) the property is managed as a whole by or on behalf of the person operating the arrangements, and/or the contributions of the participants and the profits or income from which payments are made to them are pooled and (iv) the purpose of the arrangement is for participants to participate in or receive profits, income or other returns from the acquisition or management of the property (Schedule 1, Part 1, Section 1, SFO). Unauthorized offering or promotion of a CIS is a criminal offence under the SFO.

It is arguable that a mining pool meets the four elements of a CIS. Even assuming that a mining pool is deemed a CIS, it is only an offence under the SFO if participation in the mining pool is offered and promoted to the Hong Kong public without authorization of the SFC. Neither the Company nor its subsidiaries offers or promotes participation in the mining pool to the Hong Kong public. Participation in the mining pool is only for persons outside Hong Kong so there is no promoting or marketing in Hong Kong or for the Hong Kong public. Thus, it is the opinion of our Hong Kong legal counsel, TWSL Partners, that even if a mining pool is considered a CIS, without such Hong Kong directed promotion or marketing, there is no offense under the SFO.

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (the “BRO”) requires that every person, other than those specifically exempted, carrying on business in Hong Kong must register his or her business with the Business Registration Office of the Inland Revenue Department. In general, an application for business registration must be made within one month of the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Under the BRO, the valid business or the branch registration certificate must be displayed in a conspicuous place at the address where the business or branch is carried on and should be produced for official inspection on demand. In cases where the registration certificate is issued in the form of an electronic record, a printed copy of the registration certificate shall be displayed. As of the date of this prospectus, the Company believes that it has satisfied the requirements under the BRO.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”), is the ordinance enacted for governing conditions of employment in Hong Kong, which amongst other things, governs the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies.

The EO provides the fundamental protection to employees including but not limited to, payment of wages, restrictions on wages deductions and provision of statutory holidays to all employees in Hong Kong, no matters the hours of work done by an employee. In addition, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a female pregnant employee and paternity leave for a male employee for each confinement of his spouse or partner; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”), lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases under the ECO. The ECO applied to all full-time or part-time employees who are employed under contracts of service or apprenticeship.

As stipulated under section 40 of the ECO, no employer shall employ any employee in any employment unless there is in force a policy of insurance issued by an insurer to cover his or her liabilities under the laws (including the common law) for injuries at work in respect of all his or her employees, irrespective of the length of employment contract or working hours, full-time or part-time employment. Under the ECO, the insured amount shall be not less than HK$100,000,000 per event if a company has no more than 200 employees or not less than HK$200,000,000 per event if a company has more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a notice in both English and Chinese of the insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”), is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes (the “MPF Scheme”). The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income as mandatory contributions for and in respect of the employee to the MPF Scheme. For employee whose income is less than prescribed amount is not required to contribute, while his or her employer is still required to make mandatory contributions for him or her.

Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. As of the date of this prospectus, the Company confirmed that it has made all contributions under the MPFSO.

Regulations related to Hong Kong taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the “IRO”), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Profits tax

Under the IRO, profits tax for a corporation is applicable where the trading gains by persons carrying on a trade, profession or business in Hong Kong, and such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax. The profits tax is chargeable at the rates of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018.

Exchange control and remittance

There are no foreign exchange controls in force in Hong Kong, and the Hong Kong dollar is freely convertible into other currencies.

Since October 17, 1983, the Hong Kong dollar has been linked to the U.S. dollar. The link is maintained through the mechanism of certificates of indebtedness which are used by the three Hong Kong banknote-issuing banks as cover for banknote issues. The certificates are issued and redeemed by the Hong Kong Exchange Fund only against payment in U.S. dollars at a fixed exchange rate of HK$7.80 to US$1.00. The free market exchange rate of the Hong Kong dollar against the U.S. dollar for the nonbank public is determined by supply and demand, but has not deviated significantly from the fixed exchange rate.

On September 5, 1998, the Hong Kong government announced seven technical measures to improve the way the linked exchange rate is managed. These measures are intended to strengthen the currency board arrangement and to stabilize unusual local interest rate movements. The measures include the provision by the Hong Kong Monetary Authority of a convertibility undertaking to all licensed banks in Hong Kong to convert Hong Kong dollars in their clearing accounts into U.S. dollars at a fixed rate of HK$7.75 to US$1.00. Currently, the Hong Kong Monetary Authority commits to sell Hong Kong dollars upon request by banks at the strong-side Convertibility Undertaking (“CU”) of HK$7.75 per U.S. dollar, and to buy Hong Kong dollars upon request by banks at the weak-side CU of HK$7.85 per U.S. dollar.

There is no restriction on the remittance of money in Hong Kong, but to meet the standards laid down by the Financial Action Task Force on money laundering, the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) requires customer due diligence and record keeping before carrying out transactions of or above HK$120,000 or its equivalent, or transactions that are wire transfer and virtual asset transfer of or above HK$8,000 or its equivalent.

OVERVIEW OF PRC LAWS AND REGULATIONS

Regulations Related to Cryptocurrency Mining in Mainland China

In recent years, the PRC government has been actively advancing a crackdown on cryptocurrency mining and trading in the PRC. On September 3, 2021, the NDRC and ten other authorities jointly issued a Notice on Regulating Virtual Currency “Mining” Activities, or Circular No.1283, to restrict virtual currency mining activities in the PRC, the definition of which covers cryptocurrency mining activities. Circular No.1283 imposes an outright ban on greenfield cryptocurrency mining projects, by including cryptocurrency mining as an “eliminated industry” in the Catalogue for Guiding Industry Restructuring, or the Catalogue. Once the projects fall into the eliminated category, the investment in these projects will be prohibited and they shall be eliminated within a specified time limit and the production technique, equipment and products to be eliminated by explicit orders of the state must not be imported, transferred, produced, sold, used or adopted in accordance with the Interim Provisions on Promoting Industry Restructuring promulgated by the State Council on December 2, 2005. The revised Catalogue came into effect on December 30, 2021, and before the effective date, cryptocurrency mining would be deemed as an eliminated industry and subject to relevant provisions. Circular No. 1283 also calls for existing cryptocurrency mining projects to be phased out at a quicker pace. Required actions include stopping and penalizing illicit power supply, differential electricity tariffs, withdrawing access to the power market, termination of financial and fiscal support and financial services for these projects, and phase-out within the time limits according to the Catalogue.

On September 15, 2021, the PBOC, with nine other authorities, jointly promulgated the Circular on Further Preventing and Handling the Risks Concerning Speculation in Virtual Currency Trading, or the Circular No. 237. According to the Circular No. 237, all cryptocurrency-related business activities, including: (i) exchange services between fiat currencies and cryptocurrencies or between different types of cryptocurrencies, (ii) trading cryptocurrencies as central counterparty, (iii) provision of intermediary services or pricing services for cryptocurrency transactions, (iv) issuance of tokens for financing, and (v) cryptocurrency related derivatives trading, are deemed as “illegal financial activities” that could involve illegal offerings of token notes, unauthorized public offerings of securities, illegal operation of futures business or illegal fundraising and are strictly prohibited and resolutely banned. It also provides that any cryptocurrency exchange offering services to Chinese residents from outside mainland China through the internet will also be regarded as conducting “illegal financial activities”.

Regulations Related to Cybersecurity and Data Security

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1,2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in the PRC. According to the Cybersecurity Law, network operators are broadly defined as owners and administrators of networks and network service providers, and such network operators shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services.

On June 10, 2021, the SCNPC promulgated the Data Security Law of PRC, or the Data Security Law, which became effective on September 1,2021. According to the Data Security Law, “data” is defined as any record of information in electronic or other forms, and the processing activities of data includes the collection, storage, use, processing, transmission, provision and disclosure of data. The Data Security Law is broadly applicable to such processing activities of data which are carried out in the PRC or, where carried out outside the PRC, damage the national security, public interests or the legitimate rights and interests of citizens and organizations of the PRC.

On December 28, 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange.

On September 24, 2024, the CAC released the Administrative Regulations on the Network Data Security, or the Data Security Regulations, which became effective on January 1, 2025. The Data Security Regulations may apply to the use of networks to carry out data processing activities and the supervision and administration of network data security in mainland China and apply to activities outside mainland China to process personal information of any natural persons in mainland China under any of the following circumstances: (i) for the purpose of providing products or services to natural persons in mainland China; (ii) analyze and evaluate the behavior of natural persons in mainland China; and (iii) other circumstances stipulated by laws and administrative regulations. The Data Security Regulations further stipulate that where it is indeed necessary to transfer “important data” collected and generated by a network data processor during its operation within the territory of mainland China to overseas parties, it shall pass the security assessment for cross-border data transfer organized by the CAC. Network data processors should identify and declare “important data” in accordance with the relevant provisions, but they are not required to conduct security assessment for outbound data transfer for data that has not been notified or published as “important data” by relevant departments or regions. In addition, the Data Security Regulations provides that data processors that process “important data” must conduct an annual data security assessment with regard to the data process activities, and submit the assessment report to relevant competent authorities at or above the provincial level.

On July 7, 2022, the CAC issued Measures on Security Assessment of Cross-Border Data Transfer, or the Security Assessment Measures, which sets out a security assessment framework for cross-border data transfers out of mainland China as well as ground rules for a security assessment filing for cross-border data transfers which was stipulated in the Cybersecurity Law and the Personal Information Protection Law. Subsequently, in March 2024, the CAC issued the Guideline on Application for Security Assessment of Cross-Border Data Transfer (Second Version). A security assessment will be triggered if a cross-border data transfer out of mainland China falls into any of the following scenarios: (i) outbound transfer of personal information or important data by critical information infrastructure operators; and (ii) outbound transfer of important data by data processors other than critical information infrastructure operators, or outbound transfer of personal information by data processors that have transferred either personal information of over 1,000,000 individuals or sensitive personal information of over 10,000 individuals abroad since January 1 of the preceding year. According to statements by the CAC, a cross-border data transfer includes (i) an outbound transfer and overseas storage of data collected and generated during a data processor’s operation in mainland China; (ii) a remote access or use of data collected and generated by a data processor stored within mainland China by overseas institutions, organizations, and individuals; and (iii) processing personal information of natural persons in mainland China overseas and other data processing activities that fall under the circumstances specified in Paragraph 2 of Article 3 of the Personal Information Protection Law. “important data” defined under Security Assessment Measures as any data, the tampering, damage, leakage, or illegal acquisition or use of which, if it happens, may endanger national security, the operation of the economy, social stability, public health and security, etc.

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-Border Data Flow, or the Cross-Border Data Regulation. The Cross-Border Data Regulation provides for several circumstances in which the application for security assessment of cross-border data transfer could be exempted and clarifies that data processors are not required to conduct security assessment for outbound data transfer for data that has not been notified or published as “important data” by relevant departments or regions.

The Company, through its subsidiaries, has created the Mining Machine Management Software, proprietary cloud-based mining machine management software that allows for monitoring certain crucial data of each mining machine in real time and the ability to turn on and off each machine remotely. This software is used in all of the mining farms operated by the Company and its subsidiaries.

As mentioned above, security assessment is required if the data to be transferred is considered ‘important data’, which is broadly defined. An important function of the Mining Machine Management Software provides for remote access and monitoring of each mining machine and the ability to turn on and off each machine remotely. As of the date of this prospectus, the Company and its subsidiaries do not have any miners or servers operating in mainland China, which are not engaged in data activities as defined under the Cybersecurity Law and Data Security Law. Shenzhen Bgin and Zhongshan Bgin, which are merely the Company’s affiliated entities in mainland China, being incorporated and conducting business in the PRC, their incorporation and business operations within the PRC inherently involve the collection, storage, use, processing, transmission, provision, or disclosure of certain data in mainland China, which are recognized as components of data processing activities under the Data Security Law. If such data is considered “important data,” compliance with security assessment may be required under the Cybersecurity Law and Data Security Law. These laws have extra-territorial effects which may reach the Company or its subsidiaries if they have access to data collected or generated in mainland China that may be accessed remotely. Assessment by the CAC may be required if it determines that data accessible through the Mining Machine Management Software is considered “important data” by the CAC.

On September 14, 2022, the CAC published the Decision of Amending Cybersecurity Law (Draft for Comments), or the Draft Amendment to Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. The Draft Amendment to Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Regulations Related to Offering of Securities outside Mainland China

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities to crack down on illegal activities and promote the high-quality development of the securities market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five relevant supporting guidelines (together with the Overseas Listing Trial Measures, collectively referred to as the “New Regulations on Filing”), which took effect on March 31, 2023. The New Regulations on Filing refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly define the circumstances where provisions for direct and indirect overseas offering and listing apply and relevant regulatory requirements. According to the Overseas Listing Trial Measures, where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, fulfil the filing procedure with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within three (3) working days after the relevant application is submitted overseas. The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) more than 50% of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis. According to the Overseas Listing Trial Measures, if a domestic company fails to fulfil filing procedure, or offers and lists securities in an overseas market in violation of the measures, the CSRC shall order rectification, issue warnings to such domestic company, and impose relevant fines. Directly liable persons-in-charge and other directly liable persons shall be warned and each imposed relevant fine. Besides, controlling shareholders and actual controllers of the domestic company that organize or instruct the aforementioned violations as well as directly liable persons-in-charge and other directly liable persons shall be imposed fines according to the measures.

In addition, on February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, where a PRC domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing subjects, documents and materials involving state secrets and working secrets of state organs, shall first obtain approval from competent authorities according to law and file with the secrecy administrative department at the same level. PRC domestic companies providing accounting archives or copies thereof to entities and individuals concerned such as securities companies, securities service institutions and overseas regulatory authorities shall perform the corresponding procedures in compliance with applicable national regulations. Working papers produced in the mainland China by securities companies and securities service institutions in the process of undertaking businesses related to overseas offering and listing by PRC domestic companies shall be retained in the mainland China. Where such documents need to be transferred or transmitted to outside the mainland China, relevant approval procedures stipulated by regulations shall be followed.

OVERVIEW OF U.S. LAWS AND REGULATIONS

Laws and Regulations on Blockchain and Cryptocurrencies

Government regulation of blockchain and cryptocurrency is being actively considered by the United States federal government via a number of agencies and regulatory bodies. State government regulations also may apply to our subsidiaries’ operating activities and other activities in which our subsidiaries participate or may participate in the future. Other regulatory bodies are governmental or semi-governmental and have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency business.

Businesses that are engaged in the transmission and custody of cryptocurrencies, including brokers and custodians, can be subject to U.S. Treasury Department regulations as money services businesses as well as state money transmitter licensing requirements. Cryptocurrencies are subject to anti-fraud regulations under federal and state commodity laws, and cryptocurrency derivative instruments are substantively regulated by the Commodity Futures Trading Commission. Certain jurisdictions, including, among others, New York and a number of countries outside the United States, have developed regulatory requirements specifically for cryptocurrency and companies that transact in them.

Regulations may substantially change in the future and it is presently not possible to know how regulations will apply to our businesses, or when they will be effective. As the regulatory and legal environment evolves, we may become subject to new laws, further regulation by the SEC and other agencies, which may affect our mining and other activities. For instance, various bills have also been proposed in Congress related to our business, which may be adopted and have an impact on us.

Employment and Labor Law

Private businesses operating in the United States are subject to employment laws of the federal governments, state government, and, to a lesser extent, local counties or municipalities. These laws govern many aspects of the workplace as set forth herein and failure to comply can result in fines and penalties from relevant oversight agencies and liability to employees, which can include a multiple of actual damages, counsel fees, and punitive damages for certain violations.

Businesses that operate in Nebraska must comply with governing federal laws and Nebraska State laws (together, “US-NEB Employment Laws”). The default rule in Nebraska is that, in the absence of a labor agreement or contract for employment for a specified term, employment is terminable at will. Employers have a right to discharge an employee at any time, for any reason, or for no reason, provided the termination is not for a reason prohibited by law.

Broadly, our obligation to comply with applicable US-NEB Employment Laws, includes laws and rules relating to:

(i)     Wage and hour standards, such as paying required overtime for employees who do not meet exemption requirements and work in excess of 40 hours in a week, paying minimum wage, and paying wages when due;

(ii)    Providing leave and leave benefits to eligible employees, including requirements that unpaid family leave and unpaid leave for reasons including domestic violence or sexual assault shall be provided by covered employers;

(iii)   Non-discrimination and anti-retaliation;

(iv)   Providing reasonable accommodations to and engaging in the interactive process with employees with disabilities, religious needs, or other protected characteristics;

(v)    Ensuring employees are eligible to be employed in the United States; and

(vi)   Occupational safety.

Failure to comply with the US-NEB Employment Laws may, in some instances, expose us to civil liability to employees or former employees for compensatory damages, statutory damages, as well as punitive damages and counsel fees. We could also be subject to fines, penalties, and assessments from various regulatory authorities.

Environmental Laws and Regulations

We are subject to federal, state and local environmental laws and regulations concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, or exposure to, hazardous or toxic substances. Federal and state environmental regulations have not had a material effect on our operations to date, however, these environmental laws can provide for significant fines and penalties for non-compliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. We cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered, interpreted or enforced, or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws. It is possible that we will become subject to environmental liabilities on our properties, and any such liabilities could materially affect our business, financial condition or results of operations.

Real Estate and Property Laws

We are subject to state and local laws and regulations as well as common law principals concerning real estate and property, including real estate ownership and leasing. Real property ownership in the State of Nebraska can be held individually, jointly, or through various forms of collective ownership such as tenancy in common or joint tenancy. Nebraska follows a system of recording deeds, wherein property ownership transfers are typically recorded at the county level to provide public notice of changes in ownership. Nebraska law also governs various aspects of property transactions, including contracts for sale, mortgages, leases, and easements. Landlords and tenants are subject to specific rights and obligations outlined in state statutes, covering areas such as rent payments, security deposits, and eviction procedures. Zoning and land use regulations, administered at the local level, also determine how property can be utilized and developed within the state. As of the date of this prospectus, we own and lease real properties in the State of Nebraska. As real property laws and regulations evolve in the State of Nebraska, it is possible that we will become subject to additional compliance obligations, which could increase our costs, divest management attention, and potentially affect our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Mr. Qiuhua Li	41	Chairman of the Board of Directors and Director
Mr. Qingfeng Wu	40	Chief Executive Officer and Director
Mr. Zhao Xiang	36	Co-Chief Financial Officer
Mr. Pengju Wang	33	Co-Chief Financial Officer
Mr. Qi Shao	36	Chief Technology Officer
Ms. Katherine (Katarzyna) Sikora Nelson	60	Legal and Compliance Officer
Mr. Benjamin Thomison	39	Operations Director and Operations Officer of Bgin Infrastructure US
Mr. Boquan He	63	Independent Director
		Independent Director Nominee*
		Independent Director Nominee*

____________

*        We plan to appoint two additional independent directors, whose appointment shall become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Mr. Qiuhua Li has served as our director and the chairman of our board of directors since April 2022. Mr. Li co-founded Bgin HK in March 2019 and has since served as its chairman of the board of directors. In June 2009, Mr. Li founded Shanghai HuiShi Information Technology Co., Ltd, a company focusing on cross-border e-commerce, and has since served as the chairman of its board of directors. Mr. Li has approximately 16 years of experience in business and corporate management. Mr. Li graduated from Tongji University with a bachelor’s degree in computer science in June 2006, and completed the Advanced Management Program at China Europe International Business School in July 2014.

Mr. Qingfeng Wu has served as our director since April 2022. Mr. Wu co-founded Bgin HK in March 2019 and has since served as its director. Mr. Wu has extensive work experience in the electronic design industry and has over 15 years of experience in the design of complete electronic products. Mr. Wu has served as a director of Bgin HK since March 2019. Since January 2018, Mr. Wu has served as the general manager of Shenzhen Bgin. From March 2012 to December 2017, Mr. Wu served as the manager of radio-frequency, hardware and research and development department at Shenzhen Chenggu Technology Co., Ltd. Prior to that, Mr. Wu worked as a radio-frequency engineer at Comba Telecom System (Guangzhou) Ltd. from May 2009 to February 2012. Mr. Wu obtained his bachelor’s degree in Electronic Information Engineering in July 2006 and his master’s degree in Electromagnetic Field and Microwave Technology in March 2009 from Xidian University.

Mr. Zhao Xiang has served as our co-chief financial officer since April 2022. Mr. Xiang has 12 years of experience in financial management. From November 2017 to April 2022, Mr. Xiang served as the Finance Manager and Finance Director consecutively at Shenzhen Likeshuo Network Technology Co., Ltd., a former variable interest entity of BTC Digital Ltd. (formerly known as Meten Holding Group Ltd.) (Nasdaq: BTCT). Mr. Xiang studied accounting at Hunan University, from which he graduated in 2016.

Mr. Pengju Wang has served our co-chief financial officer since April 2022. From July 2018 to March 2022, Mr. Wang served as the Finance Manager of Shanghai Huishi Information Technology Co., Ltd. From April 2017 to October 2017, Mr. Wang served as treasury assistant at the financial department of Mr. Bricolage Group in France. Mr. Wang obtained his bachelor’s degree in accounting in September 2015 and his master’s degree in finance in September 2017 from the School of Business Administration of the Université de Rennes I.

Mr. Qi Shao has served as the chief technology officer of Bgin HK since March 2019 and of Bgin since April 2022, where Mr. Shao oversees the company’s development of proprietary technology and leads the research and development team. From March 2018 to February 2019, Mr. Shao served as the chief technology officer at Shenzhen Bgin, where he was responsible for overseeing the company’s research and development activities. From September 2014 to February 2018, Mr. Shao served as a field applications engineer at Shenzhen Beigaozhi Electronics

Co., Ltd., where he was responsible for providing on-site technical support and addressing technical issues with the company’s products. Mr. Shao has over 10 years of experience in the research and development of electronics and has rich experience in developing technology related to blockchain and digital currencies. Mr. Shao obtained his bachelor’s degree in communication engineering from Anhui Jianzhu University in July 2011.

Ms. Katherine (Katarzyna) Sikora Nelson has served as our legal and compliance officer since November 2024. Ms. Nelson has over 20 years of compliance and governance experience within the global FinTech industry. In January 2024, Ms. Nelson was appointed to serve as the Commissioner at Catawba Banking Commission of the Catawba Digital Economic Zone (“CDEZ”), a sovereign regulatory zone, established by the Catawba Indian Nation, where she advises on the regulations for digital banking and Web3 within the CDEZ. From August 2022 to June 2023, Ms. Nelson served as the Global Compliance Officer at ARDU Prime Crypto Services US, Inc., a blockchain and cryptocurrency exchange, where she oversaw licensing for custodial virtual asset wallets, lending, crowdfunding, and exchange services. From July 2021 to May 2022, Ms. Nelson served as the Global Chief Legal & Compliance Officer at Buckzy Payments, Inc., a FinTech company specializing in cross-border payment solutions. From June 2017 to October 2019, Ms. Nelson also served as an Advisory Board Member at Jassby, Inc. (a digital, mobile wallet payment solution). Concurrently, from July 2017 to April 2020, she served as the Chief Compliance Officer — USA at Intesa Sanpaolo S.p.A., a global commercial and investment bank headquartered in Italy.

Ms. Nelson started her career with Fidelity Investments, serving as the U.S. Head of Investment Advisory Compliance and then as the Global Economic Sanctions Officer. She was also a consultant with KPMG, followed by a role as the Director with Citigroup Inc., and then as the Managing Director at the Bank of New York Mellon (BNYM), responsible, among others, for BNYM’s compliance oversight of industry efforts driven by the U.S. Tri-Party Repo Infrastructure Reform project, led under the auspices of the Federal Reserve Bank of New York to “practically eliminate” intra-day credit exposure and assure liquidity funding efficiencies in the marketplace, as mandated by the Financial Stability Board (FSB). Ms. Nelson received her Master of Law (J.D. equivalent) from Jagiellonian University, School of Law in Poland in 1990, her Master’s degree in International Relations from University of Notre Dame in 1991, her Master of Arts in Law and Diplomacy degree from the Fletcher School of Law and Diplomacy at Tufts University in 1993, and her LL.M degree in Banking and Financial Law from Boston University School of Law in 2005. Ms. Nelson is a licensed attorney in the State of New York.

Mr. Benjamin Thomison has served as the operations director of Bgin Infrastructure US since July 2024 the operations officer of Bgin Infrastructure US since November 2024, responsible for overseeing and managing the operations of our mining farms. We believe Mr. Benjamin Thomison is a key employee of ours whose work we are dependent. With extensive experience in operations management, Mr. Thomison has held key positions across companies in the cryptocurrency mining industry consecutively. From January 2024 to July 2024, Mr. Thomison has served as a Senior Operations Manager at Phoenix Group LLC, a Bitcoin mining company, where he was responsible for directing operations across all U.S. mining sites with a goal of increasing hash rates. Prior to that, from October 2021 to July 2023, Mr. Thomison was the Vice President of Mining at Mawson Infrastructure, a Bitcoin mining company, directing the company’s operations across all U.S. mining sites with a goal of increasing hash rates. Before that, he served as the Site Manager at Core Scientific, a Bitcoin mining company, from November 2018 to May 2023, managing sites and operations to maintain mining machine uptime and hash rate. Mr. Benjamin Thomison’s early career includes service in the U.S. Army from 2002 to 2007, with two combat tours in Iraq and recognition for leadership and service excellence.

Mr. Boquan He has served as our independent director since July 2022. Mr. He is the founder and has been serving as the chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd. since August 2000, a private investment company specializing in greenfield investments in retail and service industries in China. In 1989, he founded and, until 2000, served as the chief executive officer of Guangdong Robust Group, a then renowned food and beverage company which was acquired by Danone Group in 2000. Mr. He has served as a director since August 2007 and as an independent director since October 2011 at Noah Holdings Limited (NYSE: NOAH; HKEX: 6686). Mr. He also serves as the chairman or vice chairman of the board of directors of several privately owned companies in China. From July 2007 to January 2019, Mr. He served as a director of iKang Healthcare Group Inc., the shares of which were previously listed on the Nasdaq Stock Market (Nasdaq: KANG) till its delisting in January 2019. Mr. He graduated from Guangdong Television Public University (currently known as Guangdong Open University) in Guangdong, China, in July 1986.

Controlled Company

Upon completion of this offering, our chief executive officer, Mr. Qingfeng Wu will beneficially own            % of our issued and outstanding Class A ordinary shares and            % of our total issued and outstanding Class B ordinary shares, representing            % of our total voting power, assuming no exercise of the over-allotment option, or            % assuming full exercise of the over-allotment option. As a result, we will be deemed a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, even though we do not currently intend to elect to opt out of these corporate governance requirements at this time, which include:

•        the requirement that our director nominees be selected or recommended solely by independent directors; and

•        the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Board of Directors

Our board of directors will consist of directors upon the SEC’s declaration of effectiveness of the registration statement of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors.

A general notice by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm, shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest.

After such general notice, special notice relating to any particular transaction shall not be required. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein. If he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.

The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of the registration statement of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of Mr. Boquan He,            , and            . We have determined that Mr. Boquan He,            and            satisfy the “independence” requirements of the Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the Nasdaq Stock Market and SEC requirements within one year of the completion of this offering. Our board of directors has also determined that qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Stock Market Listing Rules.

The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

•        selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services performed by our independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and our independent registered public accounting firm;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and our independent registered public accounting firms;

•        reporting regularly to the full board of directors; and

•        performing such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee will consist of Mr. Boquan He,            , and            .            will be the chairman of our compensation committee. We have determined that Mr. Boquan He,            and            satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Listing Rules.

The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing and making recommendations to the board of directors with respect to the compensation of our directors;

•        reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Mr. Boquan He,            , and            .             will be the chairperson of our nominating and corporate governance committee. We have determined that Mr. Boquan He,            and            satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Listing Rules.

The nominating and corporate governance committee will assist the board of directors in selecting directors and in determining the composition of our board and board committees. The nominating and corporate governance committee will be responsible for, among other things:

•        identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•        reviewing annually with our board of directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•        identifying and recommending to our board the directors to serve as members of committees;

•        advising the board periodically with respect to developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations;

•        making recommendations to our board of directors on corporate governance matters and on any corrective action to be taken; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure compliance.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future; and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles. We have the right to seek damages where certain duties owed by any of our directors are breached.

Our directors have all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of the company and mortgaging the property of the company;

•        approving the transfer of shares of our Company, including the registering of such shares in our share register; and

•        maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Code of Ethics and Corporate Governance

We will adopt a code of ethics, which will be applicable to all of our directors, executive officers and employees prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will make our code of ethics publicly available on our website.

In addition, our board of directors will adopt a set of corporate governance guidelines covering a variety of matters, including (i) a policy governing the approval of related party transactions and (ii) an executive compensation recovery policy that apply to our executive officers, prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the director resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law, the amended and restated memorandum and articles of association or the Nasdaq Stock Market Listing Rules, or disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Employment Agreements and Indemnification Agreements

We will enter into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment, or for a specified time period, or for a specified time period which will be renewed automatically unless a notice of non-renewal is given. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, including but not limited to as a result of the executive officer’s commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offence, fraud or dishonesty, habitual neglect of his or her duties, material misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties or material breach of internal procedures or regulations which causes damage to the Company. An executive officer may terminate his or her employment at any time with            month’s prior written notice.

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions.

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of approximately US$0.40 million to our executive officers and directors, all of which are base salaries paid in the form of cash, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee’s salary.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of the Class A ordinary shares offered in this offering for:

•        each of our directors and executive officers who beneficially own our ordinary shares;

•        our directors and executive officers as a group; and

•        each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 3,954,000 Class A ordinary shares and 1,046,000 Class B ordinary shares issued and outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes Class A ordinary shares and Class B ordinary shares issued and outstanding immediately after the completion of this offering, assuming the underwriter does not exercise its over-allotment option.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. We will be required to have at least 300 shareholders at closing in order to satisfy the Nasdaq listing standards.

	Ordinary Shares Beneficially Owned Prior to this Offering**					Ordinary Shares Beneficially Owned After this Offering**
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Votes Held Prior to this Offering	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Votes Held After this Offering
Directors and Executive Officers:*
Qiuhua Li(1)	1,758,500	—	1,758,500	35.17%	19.15%
Qingfeng Wu(2)	—	1,046,000	1,046,000	20.92%	56.95%
Zhao Xiang	—	—	—	—	—
Pengju Wang	—	—	—	—	—
Qi Shao(3)	225,000	—	225,000	4.5%	2.45%
Katherine (Katarzyna) Sikora Nelson(4)	—	—	—	—	—
Benjamin Thomison(5)	—	—	—	—	—
Boquan He(6)	187,200	—	187,200	3.74%	2.04%

All directors and executive officers as a group:	2,170,700	1,046,000	3,216,700	64.33%	80.58%
5% Shareholders:
Moon Aquarius Limited(7)	1,758,500	—	1,758,500	35.17%	19.15%
Decho Investment Limited(8)	—	1,046,000	1,046,000	20.92%	56.95%

____________

*        Except as indicated otherwise below, the business address of our directors and executive officers is Unit 502, Lippo Sun Plaza, 28 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong.

**      Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

(1)      The business address of Mr. Qiuhua Li is #09 12 Paya Lebar Square, 60 Paya Lebar Road, Singapore 40905. Represents 1,758,500 Class A ordinary shares beneficially owned by Mr. Qiuhua Li through Moon Aquarius Limited, a British Virgin Islands company, an entity wholly owned by Gentle OD Limited, a British Virgin Islands company. Gentle OD Limited is controlled by the Gentle OD Trust, a trust managed by Maples Trustee Services (Cayman) Limited as trustee. Mr. Qiuhua Li is the settlor of the Gentle OD Trust. Under the term of this trust, Mr. Qiuhua Li has the power to direct the trustee with respect to the exercise of any voting and other rights attached to the shares held by Gentle OD Limited in the Company.

(2)      The business address of Mr. Qingfeng Wu is #09 12 Paya Lebar Square, 60 Paya Lebar Road, Singapore 40905. Represents 1,046,000 Class B ordinary shares beneficially owned by Mr. Qingfeng Wu through Decho Investment Limited, a British Virgin Islands company, an entity wholly owned by Mister NK Limited, a British Virgin Islands company. Mister NK Limited is controlled by The Xiantaipai Trust, a trust managed by Dedao Trust Limited as trustee. Mr. Qingfeng Wu is the settlor of The Xiantaipai Trust. Under the term of this trust, Mr. Qingfeng Wu has the power to direct the trustee with respect to the exercise of any voting and other rights attached to the shares held by Decho Investment Limited in the Company.

(3)      Represents 225,000 Class A ordinary shares beneficially owned by Mr. Qi Shao through Inchoi Investment Limited, a British Virgin Islands company, an entity wholly owned by M.A. Virgo Limited, a British Virgin Islands company wholly owned and controlled by Mr. Qi Shao. The address of Inchoi Investment Limited and M.A. Virgo Limited is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Inchoi Investment Limited is Mr. Qi Shao.

(4)      The business address of Ms. Katherine (Katarzyna) Sikora Nelson is 605 West 25th Street, York, NE 68467.

(5)      The business address of Mr. Benjamin Thomison is 110 Ida St. Omaha, NE 68110.

(6)      Represents 187,200 Class A ordinary shares beneficially owned by Mr. Boquan He through Prototal Enterprises Limited, a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The address of Prototal Enterprises Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Prototal Enterprises Limited is Mr. Boquan He.

(7)      Represents 1,758,500 Class A ordinary shares held by Moon Aquarius Limited, a British Virgin Islands company wholly owned by Gentle OD Limited, a British Virgin Islands company and controlled by the Gentle OD Trust, of which Mr. Qiuhua Li is the settlor with the power to direct the trustee with respect to the exercise of any voting and other rights attached to the shares held by Gentle OD Limited in the Company. The address of Moon Aquarius Limited is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. The address of Gentle OD Limited is Kingson Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(8)      Represents 1,046,000 Class B ordinary shares held by Decho Investment Limited, a British Virgin Islands company wholly owned by Mister NK Limited, a British Virgin Islands company and controlled by The Xiantaipai Trust, of which Mr. Qingfeng Wu is the settlor with the power to direct the trustee with respect to the exercise of any voting and other rights attached to the shares held by Decho Investment Limited in the Company. The address of Echo Investment Limited is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. The address of Mister NK Limited is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, none of our ordinary shares are held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Related Parties

Name of related parties	Relationship with the Company
Qingfeng Wu (“Mr. Wu”)	Chief Executive Officer, Director, founder and Principal Shareholder
Qiuhua Li (“Mr. Li”)	Chairman of the Board of Directors, director, founder and principal shareholder
Shanghai Chuangye Information Tech Co., Ltd. (“SCITC”)	Company controlled by Mr. Li
Shenzhen Bgin Tech Co., Ltd. (“Shenzhen Bgin”)	Company controlled jointly controlled by Mr. Wu and Mr. Li
Zhongshan Bgin Tech Co., Ltd (“Zhongshan Bgin”)	Wholly owned subsidiary of Shenzhen Bgin
Igvault HK limited (“IGV HK”)	Company controlled by Mr. Li’s spouse
Shanghai HuiShi Information Technology Co., Ltd.	Company controlled by Mr. Li
Glocash Co., Limited	Company controlled by Mr. Li
Qi Shao (“Mr. Shao”)	Chief Technology Officer

Agreements with Parties Controlled by Our Directors and Chief Executive Officer

Shenzhen Bgin is a company formed in the PRC on January 9, 2018 and controlled by Mr. Qingfeng Wu, our chief executive officer, who holds 70% of the equity interests in Shenzhen Bgin, and Mr. Qiuhua Li, our chairman of the board of directors, who holds 30% of the equity interests in Shenzhen Bgin. Shenzhen Bgin holds 100% of the equity interests in Zhongshan Bgin, a company formed in the PRC on March 31, 2015.

Services Agreement with Shenzhen Bgin

On June 28, 2024, Bgin HK and Shenzhen Bgin entered into the June 2024 Services Agreement, pursuant to which Shenzhen Bgin agreed to provide services to Bgin HK for the period from July 1, 2024 to December 31, 2024, including without limitation providing research and development services, administrative support, and maintenance services. Bgin HK agreed to pay Shenzhen Bgin monthly services fees of US$70,000. As of the date of this prospectus, Bgin HK and Shenzhen Bgin are in the process of negotiating a new service agreement with substantially similar terms as the June 2024 Services Agreement. The parties intend to enter into such agreement before the end of January 2025.

The June 2024 Services Agreement was a renewed agreement with terms identical with the services agreement entered into by and between Bgin HK and Shenzhen Bgin on March 31, 2022 and on January 1, 2023, respectively, with the exception of the amount of monthly services fees, and substantially similar to the three services agreement previously entered into on March 1, 2019, January 1, 2020, and January 1, 2021, respectively, but the services agreements entered into since 2023 no longer included mining farm operation and maintenance services.

Technology Services Agreement with Zhongshan Bgin (Terminated)

On December 9, 2021, Bgin HK and Zhongshan Bgin entered into the 2021 Technology Services Agreement pursuant to which Zhongshan Bgin agreed to provide certain technology services to Bgin HK in consideration for RMB60,000, for the period from December 9, 2021 to December 8, 2022. On March 31, 2022, Bgin HK and Zhongshan Bgin entered into a termination agreement in which the parties agreed to the termination of the 2021 Technology Services Agreement on March 31, 2022.

The 2021 Technology Services Agreement was a renewed agreement with terms substantially similar to two technology services agreements previously entered into by and between Bgin HK and Zhongshan Bgin on January 1, 2020, and September 10, 2021, respectively. On March 8, 2022, Bgin HK and Zhongshan Bgin also entered into another technology services agreement with terms substantially similar to the 2021 Technology Services Agreement, for the period from March 8, 2022 to May 7, 2022.

Agency Agreement with Shenzhen Bgin (Expired)

On March 1, 2019, Bgin HK and Shenzhen Bgin entered into the Agency Agreement, pursuant to which Shenzhen Bgin, on behalf of Bgin HK, purchased raw materials for the manufacturing of mining machines from third-party suppliers in the PRC, and contracted with a third-party manufacturer to manufacture and assemble mining machines. Bgin HK owned title to the raw materials purchased and mining machines manufactured and assembled by Shenzhen Bgin under the Agency Agreement. Shenzhen Bgin paid for the costs and expenses incurred under this Agency Agreement on behalf of Bgin HK, and Bgin HK paid back the amount actually incurred by Shenzhen Bgin on a regular basis. The term of the Agency Agreement was for a period of three years. After the expiration of the Agency Agreement on February 28, 2022, Bgin HK has not entered into any renewal agency agreement with Shenzhen Bgin and does not intend to enter into any agreement with similar terms with Shenzhen Bgin. We intend to purchase raw materials through our subsidiaries in the future.

The abovementioned agreements with Shenzhen Bgin and Zhongshan Bgin were entered into and performed at arm’s length. We intend to keep in place the services agreement between Bgin HK and Shenzhen Bgin.

Use of office space

We are authorized by Shanghai HuiShi Information Technology Co., Ltd., a related party controlled by Mr. Li, to occupy a space for office use, with an aggregate floor area of approximately 215 square feet, located in Shanghai, the PRC, free of charge and until January 31, 2027.

Related party transactions

During the fiscal years ended December 31, 2023, 2022 and 2021, we sold cryptocurrencies with total proceeds of US$nil, US$nil, and US$280,512 to SCITC, respectively.

During the fiscal years ended December 31, 2023, 2022 and 2021, we paid US$nil, US$8,917 and US$25,778, respectively, to Zhongshan Bgin for the technical support and maintenance services rendered by Shenzhen Bgin.

During the fiscal years ended December 31, 2023, 2022 and 2021, we sold cryptocurrencies with total proceeds of US$nil, US$nil and US$654,840 to IGV HK, respectively.

During the fiscal years ended December 31, 2023, 2022 and 2021, we paid management services fees in the amount of US$711,846, US$787,158 and US$279,035, respectively, to Shenzhen Bgin.

During the fiscal years ended December 31, 2023, 2022 and 2021, we paid US$70,668, US$42,813 and US$nil, respectively, to SCITC for the technical services rendered by SCITC.

During the fiscal years ended December 31, 2023, 2022 and 2021, we earned rental income of US$nil, US$nil and US$16,593, respectively, for leasing some mining machines to Mr. Wu, Mr. Li and Mr. Shao.

During the fiscal years ended December 31, 2023, 2022 and 2021, US$nil, US$74,305, and US$418,553 of balance due from Mr. Wu, respectively, was offset against the Company’s related party balance due to Shenzhen Bgin, based on a third-party debt transfer agreement entered into among the Company, Mr. Wu and Shenzhen Bgin.

During the year ended December 31, 2023, the Company received a short-term loan of US$2 million, paid in USDT coins, from each of Mr. Wu and Mr. Li, which were used for the Company’s working capital purposes. Both loans had a term of three months and bearing an annual interest rate of 3.65%. Both loans were fully repaid by the Company to Mr. Wu and Mr. Li before December 31, 2023 in USDT coins. The Company does not expect similar transactions to occur for the foreseeable future.

For the six months ended June 30, 2024, the Company paid technical services fee under the June 2024 Services Agreement to Shenzhen Bgin in the amount of US$240,000, and in the amount of US$44,953 to IGV HK for the management consulting services rendered by IGV HK.

From July 1, 2024 to the date of this prospectus, we paid in the amount of US$420,000 for the technical services rendered by Shenzhen Bgin, and in the amount of US$52,204 for the management consulting services rendered by IGV HK.

Due from related party balance

Prior to April 2022, we received advances from Mr. Wu from time to time for our working capital needs, and we used proceeds from our sales of cryptocurrencies to repay Mr. Wu by depositing proceeds from sales of cryptocurrencies directly to Mr. Wu’s account, which sometimes led to a positive related party balance due from Mr. Wu when the proceeds collected by Mr. Wu exceeded our loan advances payable to him. As of June 30, 2024 and December 31, 2023 and 2022, due from Mr. Qingfeng Wu was US$nil, US$nil and US$26,098, respectively.

As of June 30, 2024, December 31, 2023 and 2022

Our due from related party balances as of June 30, 2024 and December 31, 2023 and 2022 are as follows:

	June 30, 2024	December 31, 2023	December 31, 2022
	US$	US$	US$
Qingfeng Wu	—	—	26,098
Zhongshan Bgin Tech Co., Ltd	—	—	2,206
Shanghai Chuangye Information Tech Co., Ltd	—	—	—
Glocash Co., Limited	—	—	4,878
Qi Shao	—	—	4,147
Icing Trading Limited	16,773	32,006	—
Total	16,773	32,006	37,329

The due from related party balances as of June 30, 2024, December 31, 2023 and 2022 are unsecured, interest-free and due on demand. The due from related party balance as of June 30, 2024 has been repaid by January 2025.

Due to related party balance

As of June 30, 2024, December 31, 2023 and 2022

Our due to related party balances as of June 30, 2024 and December 31, 2023 and 2022 are as follows:

	June 30, 2024	December 31, 2023	December 31, 2022
		US$	US$
Qiuhua Li	484,041	343,837	335,155
Shenzhen Bgin Tech Co., Ltd.	—	120,000	107,809
Igvault HK Limited	—	—	57,561
Qingfeng Wu	2,000	21,750	—
Total	486,041	485,587	500,525

The due to related party balances as of June 30, 2024 and December 31, 2023 and 2022 are unsecured, interest-free and due on demand.

During the year ended December 31, 2023, the Company received a short-term loan of US$2 million, paid in USDT coins, from each of Mr. Wu and Mr. Li, which were used for the Company’s working capital purposes. Both loans had a term of three months and bearing an annual interest rate of 3.65%. Both loans were fully repaid by the Company to Mr. Wu and Mr. Li before December 31, 2023 in USDT coins. The Company does not expect similar transactions to occur for the foreseeable future.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our Memorandum and Articles, as amended and restated from time to time, and the Companies Act (Revised) of the Cayman Islands (“Companies Act”), and the common law of the Cayman Islands.

As of the date hereof, our authorized share capital is US$50,000 divided into 39,540,000 Class A ordinary shares of a nominal or par value of US$0.001 each and 10,460,000 Class B ordinary shares of a nominal or par value of US$0.001 each.

We will adopt the amended and restated memorandum and articles upon effectiveness of this registration statement.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon effectiveness of this registration statement.

The following description of our share capital and provisions of our Memorandum and Articles are summaries and are qualified by reference to the amended and restated memorandum and articles of association. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Under our amended and restated memorandum and articles, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares.

Ordinary Shares

General

Our authorized share capital is US$50,000 divided into 39,540,000 Class A ordinary shares of a nominal or par value of US$0.001 each and 10,460,000 Class B ordinary shares of a nominal or par value of US$0.001 each. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form and are issued when registered in our register of members. Unless the directors determine otherwise, each holder of our ordinary share will not receive a certificate in respect of such ordinary share. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. We may not issue shares or warrants to bearer.

Dividends

Subject to the provisions of the Companies Act and any rights and restrictions attaching to any class or classes or series of shares under and in accordance with the amended and restated memorandum and articles:

(a)     the directors may, from time to time and in accordance with our amended and restated memorandum and articles, declare dividends or distributions on the shares issued and authorise payment of the dividends out of our funds which are lawfully available for that purpose; and

(b)    our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. The “share premium account,” represents the excess of the price paid to our company on the issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided for by the rights attached to a share, no dividend or other monies payable by us in respect of a share shall bear interest.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not an affiliate of such holder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

Voting Rights

A shareholder may participate in a general meeting in person, by proxy or by telephone or other electronic means. At any general meeting a resolution put to the vote at the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of such meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

As a matter of Cayman Islands law, (i) an ordinary resolution requires the affirmative vote of a majority of the shareholders who, being entitled to do so, attend and vote at a general meeting of the company; and (ii) a resolution is deemed to be a special resolution where it has been approved by either (i) at least two-thirds (or any higher threshold specified in a company’s articles of association) of a company’s shareholders who attend and vote at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given; or (ii) if so authorized by a company’s articles of association, by a unanimous written resolution of all of the company’s shareholders.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require the approval of shareholders by a special resolution.

Transfer of Ordinary Shares

Subject to the restrictions contained in our amended and restated memorandum and articles and provided that a transfer of ordinary shares complies with applicable rules of the Nasdaq, as applicable, any of our shareholders may transfer all or any of his, her or its ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or any other form approved by our board of directors, executed:

(a)     where the ordinary shares are fully paid, by or on behalf of that shareholder; and

(b)    where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into our register of members.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

(a)     the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)    the instrument of transfer is in respect of only one class of ordinary shares;

(c)     the instrument of transfer is properly stamped, if required;

(d)    the ordinary share transferred is fully paid and free of any lien in favor of us;

(e)     any fee related to the transfer has been paid to us; and

(f)     in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred is not more than four.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

This, however, is unlikely to affect market transactions of the ordinary shares purchased by investors in the public offering. Once the ordinary shares have been listed, the legal title to such ordinary shares and the registration details of those ordinary shares in the Company’s register of members will remain with, the Company’s transfer agent for its ordinary shares. All market transactions with respect to those ordinary shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the transfer agent.

The registration of transfers may, after compliance with any notice required of Nasdaq, be suspended and the register closed at such times and for such periods as our directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Winding Up; Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to the terms of allotment, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares, including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture. No shareholder shall be entitled to vote at any general meeting unless all calls or other sums payable by such shareholder have been paid. Our board of directors may deduct from a dividend or any other amount payable to a person in respect of an ordinary share any amount due by that person to the Company on a call or otherwise in relation to an ordinary share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)     either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)    whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption and Purchase of Ordinary Shares

Subject to the provisions of the Companies Act and other applicable law and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)     issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)    with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)     purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve). If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding and (c) unless the manner of purchase (if not so authorized under the articles of association) has first been authorized by a resolution of our shareholders.

In addition, under the Companies Act, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without (a) the shareholders holding two thirds of the issued shares in that class consenting in writing to the variation; or (b) the variation being made with the sanction of a special resolution passed at a separate general meeting of the shareholders holding the issued shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares

Our amended and restated memorandum and articles authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

The board of directors is empowered to designate and issue from time to time one or more classes or series of preference shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our ordinary shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold at least ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the amended and restated memorandum and articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 5 clear days’ notice of an extraordinary general meeting and 5 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the amended and restated memorandum and articles.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolution:

•        increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•        consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•        sub-divide our existing shares, or any of them into shares of a smaller amount; or

•        cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•        an exempted company is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue no par value shares;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the Nasdaq Rules in lieu of following home country practice after the closing of this offering. The Nasdaq Rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders.

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

•        the names and addresses of our members, and, a statement of the shares held by each member, which:

•        distinguishes each share by its number (so long as the share has a number);

•        confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

•        confirms the number and category of shares held by each member; and

•        confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional

•        the date on which the name of any person was entered on the register as a member; and

•        the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our Company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our Company, the person or member aggrieved (or any member of our Company or our Company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified. The Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the members of each such constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with, among other things, a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a special resolution of the shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to a merger or consolidation provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of appraisal rights will preclude the exercise by any dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a takeover offer is made and accepted by holders of 90% of the shares the subject of the offer within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer, unless an application is made by the dissenting shareholder to the Court for an order otherwise within one month from the date on which the notice was given. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so accepted unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by scheme of arrangement is thus approved and sanctioned, or if a takeover offer is made and accepted in accordance with the foregoing statutory procedures, the dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grant Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a take-over offer is made and accepted by holders of not less than 90% of the shares affected within four months, the offer may, within a two-month period commencing on the expiration of such four months period, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands by a dissenting shareholder within one month from the date on which the notice was given but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period commencing on the expiration of such four months period, give notice to require the dissenting shareholders to transfer such shares on the terms of the offer, unless an application is made to the Grand Court of the Cayman Islands by the dissenting shareholder within one month from the date on which the notice was given.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means than these statutory provisions, such as by way of a share capital exchange, asset acquisition or control of an operating business through contractual arrangements.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and applied by a court in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles which laid out certain exceptions to the foregoing principle, including when:

•        a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles permit indemnification of each existing or former director (including alternate director), secretary and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

•        all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Director (including alternate Director), Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Director’s (including alternate Director’s), Secretary’s or Officer’s duties, powers, authorities or discretions; and

•        without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Director (including alternate Director), Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of their own actual fraud, willful default or willful neglect.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties — (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty.

The common law duties owed by a director are those to act with skill, and care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. Under statute, our directors are subject to a number of statutory obligations, which provisions prescribe penalties for breach. The most serious of these involves dishonesty or the authorizing of illegal payments and carry both criminal and civil penalties. By way of example, material statutory provisions attracting penalties include where (1) the director wilfully authorizes or permits any distribution or dividend in contravention of the Companies Act; (ii) where the director knowingly or wilfully authorizes or permits any payment out of capital by a company for a redemption or purchase of its own shares when the company is insolvent; (iii) where there has been a failure to maintain the books of account, minutes of meetings, or the company’s statutory registers of members, beneficial ownership, mortgages and charges, or directors (which includes alternate directors); (iv) where there has been a failure to provide information or access to documents to specified persons as required by the Companies Act; and (v) where the director makes or authorizes a false annual return to the Registrar of Companies. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated memorandum and articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our amended and restated memorandum and articles allow our shareholders holding shares representing in aggregate at least 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our amended and restated memorandum and articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Subject to the provisions of our amended and restated memorandum and articles (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders. In addition, under our amended and restated memorandum and articles, no director or his affiliates shall be prevented from transacting with the Company or held liable for any profit realized under any such transaction if such director discloses the nature of his interest.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act of the Cayman Islands and our amended and restated memorandum and articles, our Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated memorandum and articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles may only be amended by special resolution passed by a majority of not less than two-thirds of the shareholder who (being entitled to do so) vote in person or by proxy at a general meeting or the unanimous written resolution of all shareholders.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation and regulations aimed at the prevention of money laundering and counter terrorist financing, we may be required to adopt and maintain anti-money laundering and counter terrorist financing policies and procedures, and may require subscribers to provide evidence to satisfactorily identify and verify their identity and source of funds. Such customer due diligence can be simplified or enhanced depending on the risk rating given to the subscriber. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering and counter terrorist financing policies and procedures (including the acquisition of due diligence information) to a suitable third persons based in Cayman Islands approved equivalent jurisdictions.

We reserve the right to request such information as is necessary to identify and verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information and/or documentation required for identification or verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering, counter terrorist financing or other applicable laws, regulations or guidance by any person in any equivalent jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering or (ii) a police officer of the rank of constable or higher or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

By subscribing for shares, the subscriber consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering and similar matters both in the Cayman Islands and in other jurisdictions.

Data Protection in the Cayman Islands — Privacy Notice

We have certain duties under the Data Protection Act (Revised) of the Cayman Islands (the “DPA”) based on internationally accepted principles of data privacy.

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”).

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the Company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The Company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(i)     where this is necessary for the performance of our rights and obligations under any purchase agreements;

(ii)    where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

(iii)   where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, applies in respect of financial years commencing July 1, 2019, onwards. However, it is anticipated that our Company may remain out of scope of the legislation or else be subject to more limited substance requirements.

Rights of Non-Resident or Foreign Shareholders

Our amended and restated memorandum and articles do not limit the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of our ordinary shares have been paid. In addition, our amended and restated memorandum and articles do not stipulate the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

The following is a summary of our securities issuances and re-designations during the past three years:

Ordinary Shares

On May 23, 2022, we issued (i) 210,000 Class A ordinary shares to Amarillo Starlight Limited, (ii) 95,500 Class A ordinary shares to Arete River (BVI) Ltd, (iii) 246,000 Class A ordinary shares to Brahma Eye Limited, (iv) 115,000 Class A ordinary shares to Caerus Meta Limited, (v) 76,500 Class A ordinary shares to Centenary Hope Limited, (vi) 85,000 Class A ordinary shares to E.C Sagittarius Limited, (vii) 145,600 Class A ordinary shares to Extreme Beauty Corporate Consulting Limited, (viii) 225,000 Class A ordinary shares to Inchoi Investment Limited, (ix) 101,500 Class A ordinary shares to Jeff Peng (BVI) Ltd, (x) 247,000 Class A ordinary shares to MetaStarry Investment Limited, (xi) 175,000 Class A ordinary shares to Moon Apollo Limited, (xii) 1,758,500 Class A ordinary shares to Moon Aquarius Limited, (xiii) 203,000 Class A ordinary shares to Plutus Meta Limited, (xiv) 187,200 Class A ordinary shares to Prototal Enterprises Limited, and (xv) 83,200 Class A ordinary shares to Silverfountain Company Limited.

On May 23, 2022, we issued 1,046,000 Class B ordinary shares to Decho Investment Limited.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A ordinary shares. We intend to apply to list our Class A ordinary shares on the Nasdaq Stock Market. Upon completion of this offering, assuming no exercise of the underwriter’s over-allotment option, we will have outstanding Class A ordinary shares held by public shareholders, representing approximately       % of our ordinary shares in issue. All of the Class A ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” (as that term is defined in Rule 144 under the Securities Act) without restriction or further registration under the Securities Act. Sales of substantial amounts of our Class A ordinary shares in the public market could materially adversely affect prevailing market prices of our Class A ordinary shares.

Lock-up Agreements

Each of our directors and executive officers and 1% or greater shareholders will enter into a lock-up agreement for a period of six (6) months from the date of the effectiveness of this prospectus, subject to certain exceptions, with respect to our securities, pursuant to which such persons and entities will agree, for the lock-up period, that they will neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without the underwriter’s prior written consent.

We cannot predict what effect, if any, future sales of our Class A ordinary shares, or the availability of Class A ordinary shares for future sale, will have on the trading price of our Class A ordinary shares from time to time. Sales of substantial amounts of our Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A ordinary shares.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•        1% of the number of ordinary shares then outstanding, which will equal approximately            shares immediately after this offering (or            ordinary shares if the underwriter exercises its option to purchase additional ordinary shares in full); or

•        the average weekly trading volume of the ordinary shares on the Nasdaq Stock Market during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or other written agreement executed prior to the completion of this offering may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following summary of material Cayman Islands, Hong Kong, and United States federal income tax consequences of an investment in our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares, such as the tax consequences under state, local, and other tax laws or under tax laws of jurisdictions other than the Cayman Islands, Hong Kong, and the United States. To the extent that the discussion relates to matters of Cayman Island tax law, it represents the opinion of Ogier, our Cayman Islands legal counsel; to the extent it relates to Hong Kong tax law, it is the opinion of TWSL Partners, our Hong Kong legal counsel; to the extent that the discussion relates to matters of U.S. federal income tax law, it is the opinion of Hunter Taubman Fischer & Li LLC, our U.S. legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our ordinary shares levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (Revised), the following undertaking is given to the Company:

1.      That no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.      In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1    On or in respect of the shares, debentures or other obligations of the Company; or

2.2    by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (Revised).

These concessions shall be for a period of 20 years from 28 March 2022.

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by a U.S. Holder (as defined below) that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        banks and other financial institutions;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        traders that elect to use a market-to-market method of accounting;

•        certain former U.S. citizens or long-term residents;

•        governments or agencies or instrumentalities thereof;

•        tax-exempt entities (including private foundations);

•        holders who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•        investors that will hold our ordinary shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

•        persons holding their ordinary shares in connection with a trade or business outside the United States;

•        persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our ordinary shares);

•        investors required to accelerate the recognition of any item of gross income with respect to their ordinary shares as a result of such income being recognized on an applicable financial statement;

•        investors that have a functional currency other than the U.S. dollar;

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations, current and projected income and assets, and the composition of our income and assets (taking into account the current and expected income generated from our investment products purchased from banks), we do not expect to be treated as a PFIC for the current taxable year or the foreseeable future under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our ordinary shares when inherited from a decedent that was previously a holder of our ordinary shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election and ownership of those ordinary shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our ordinary shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ordinary shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the Class A ordinary shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisors regarding the tax consequences of purchasing, holding or selling the Class A ordinary shares. Under the current laws of Hong Kong:

•        No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Class A ordinary shares.

•        Revenue gains from the sale of Class A ordinary shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at a maximum rate of 16.5% on corporations and 15% on unincorporated businesses.

•        Gains arising from the sale of Class A ordinary shares, where the purchases and sales of Class A ordinary shares are effected outside of Hong Kong such as, for example, on Nasdaq, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Class A ordinary shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Class A ordinary shares.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriter, Chardan Capital Markets, LLC, has agreed to purchase, and we have agreed to sell to it, the number of Class A ordinary shares indicated below:

Underwriter	Number of Class A Ordinary Shares
Chardan Capital Markets, LLC
Total

The underwriter is offering the Class A ordinary shares subject to its acceptance of the Class A ordinary shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the Class A ordinary shares offered by this prospectus are subject to the approval of certain legal matters by its counsel and to other conditions. The underwriter is obligated to take and pay for all of the Class A ordinary shares offered by this prospectus if any such Class A ordinary shares are taken. However, the underwriter is not required to take or pay for the Class A ordinary shares covered by the underwriter’s option to purchase additional Class A ordinary shares described below.

Over-Allotment Option

We have granted to the underwriter an option, exercise for 45 days after the closing of this offering, to purchase up to 15% additional Class A ordinary shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriter may exercise this option solely for the purpose of cover over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A ordinary shares listed next to the name of the underwriter in the preceding table.

Discounts and Expenses

The underwriter will offer the Class A ordinary shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $            per Class A ordinary share. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the underwriter. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriter as stated herein, subject to its receipt and acceptance and subject to its right to reject any order in whole or in part.

The underwriting discounts are equal to 6.0% of the initial public offering price set forth on the cover page of this prospectus, provided however, that underwriting discounts are 4.0% of the initial public offering price for the Class A ordinary shares purchased by investors with whom we have prior relationships.

The following table shows the per Class A ordinary share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase up to an additional            Class A ordinary shares.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Initial public offering price
Underwriting discounts to be paid by us
Proceeds, before expenses, to us

We have also agreed to reimburse the underwriter up to a maximum of $500,000 for out-of-pocket accountable expenses (including the underwriter’s expenses relating to due diligence, and the fees and expenses of any independent experts and legal counsel retained by the underwriter incurred by the underwriter and its designated affiliates.

We intend to apply to list our Class A ordinary shares on Nasdaq Stock Market under the symbol “BGIN.” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Right of First Refusal

We have granted Chardan Capital Markets, LLC a right of first refusal, for a period of fifteen (15) months from the closing of the offering, to act as lead underwriter, book-running manager, and/or placement agent for each and every future public and private equity and public debt offering, including all equity linked financings (each being referred to as a subject transaction), during such fifteen (15) month period, on terms and conditions as mutually agreed by the Company and Chardan Capital Markets, LLC. Even in cases where there are three or more underwriters or placement agents in a subject transaction, Chardan Capital Markets, LLC shall be entitled to receive as its compensation no less than thirty percent (30%) of the compensation payable to the full underwriting or placement agent group for that subject transaction.

Lock-Up Agreements

Each of our directors and executive officers and 1% or greater shareholders as of the effectiveness of the registration statement of which this prospectus forms a part will enter into a lock-up agreement for a period of six (6) months from the date of the effectiveness of this prospectus, subject to certain exceptions, with respect to our securities, pursuant to which such persons and entities will agree, for the lock-up period, that they will neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without the underwriter’s prior written consent.

Indemnification

We have agreed to indemnify Chardan Capital Markets, LLC and its affiliates against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Pricing of the Offering

Prior to the completion of this offering, there has been no public market for our Class A ordinary shares. The initial public offering price of the Class A ordinary shares has been negotiated between us and the underwriter. Among the factors considered in determining the initial public offering price of the Class A ordinary shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of Class A Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriter or selling group members, if any, participating in this offering and the underwriter may distribute prospectuses electronically. The underwriter may agree to allocate a number of Class A ordinary shares to selling group members for sale to its online brokerage account holders. The Class A ordinary shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain, or otherwise affect the price of our Class A ordinary shares. Specifically, the underwriter may sell more Class A ordinary shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Class A ordinary shares available for purchase by the underwriter under option to purchase additional Class A ordinary shares. The underwriter can close out a covered short sale by exercising the option to purchase additional Class A ordinary shares or purchasing Class A ordinary shares in the open market. In determining the source of Class A ordinary shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of Class A ordinary shares compared to the price available under the option to purchase additional Class A ordinary shares. The underwriter may also sell Class A ordinary shares in excess of the option to purchase additional Class A ordinary shares, creating a naked short position. The underwriter must close out any naked short position by purchasing Class A ordinary shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the Class A ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriter may also impose a penalty bid. This occurs when an underwriter or dealer repays selling concessions allowed to it for distributing our Class A ordinary shares in this offering because such underwriter repurchases those Class A ordinary shares in stabilizing or short covering transactions.

Finally, the underwriter may bid for, and purchase, our Class A ordinary shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on Nasdaq Stock Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriter may engage in passive market making transactions in our Class A ordinary shares on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A ordinary shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A ordinary shares, where action for that purpose is required. Accordingly, the Class A ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Stamp Taxes

If you purchase Class A ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, FINRA filing fee, and the Nasdaq Stock Market application and listing fee, all amounts are estimates.

US$
Securities and Exchange Commission Registration Fee	$
FINRA Filing Fee	$
Nasdaq Stock Market Application and Listing Fee	$
Legal Fees and Expenses	$
Printing Expenses	$
Accounting Fees and Expenses	$
Miscellaneous Expenses	$
Total Expenses	$

We will bear these expenses and the underwriting discounts incurred in connection with the offer and sale of the Class A ordinary shares by us.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The underwriter is being represented by Robinson & Cole LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares offered in this offering will be passed upon for us by Ogier. Certain legal matters as to Hong Kong law will be passed upon for us by TWSL Partners. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices. Hunter Taubman Fischer & Li LLC may rely upon Ogier with respect to matters governed by Cayman Islands law, TWSL Partners with respect to matters governed by Hong Kong law, and Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements for the years ended December 31, 2023 and 2022 included in this prospectus have been so included in reliance on the report of ZH CPA, LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of ZH CPA, LLC is located at 999 18th Street, Suite 3000, Denver, Colorado 80202.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Class A ordinary shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Class A ordinary shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

BGIN BLOCKCHAIN limited
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Bgin Blockchain Limited

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Bgin Blockchain Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statement of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2022.

Denver, Colorado

July 26, 2024

BGIN BLOCKCHAIN LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2022
(US$, except share data, or otherwise noted)

	December 31, 2023	December 31, 2022
	US$	US$
Assets
Current Assets
Cash and cash equivalents	46,696,859	601,731
Accounts receivable, net	2,807,030	—
Inventories	3,534,937	—
Prepaid expenses	6,741,612	781,319
Other receivables	1,443,351	400,203
Deferred issuance costs	962,305	797,452
Due from related parties	32,006	37,329
Intangible assets – cryptocurrencies	116,081,331	1,270,806
Total current assets	178,299,431	3,888,840
Non-current assets
Deposits and other non-current assets	1,584,725	—
Right-of-use assets	346,661	—
Property and equipment, net	11,435,893	8,005,334
Total assets	191,666,710	11,894,174

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and accrued liabilities	3,772,478	591,516
Taxes payable	35,476,333	1,403,675
Contract liabilities	1,980,569	—
Due to related party	485,587	500,525
Operating lease liability	167,136	—
Other payables	682,241	562
Total current liabilities	42,564,344	2,496,278
Deferred income tax liabilities	—	278,065
Operating lease liability – non current	180,887	—
Total liabilities	42,745,231	2,774,343

Commitments and contingencies
Shareholders’ equity
Class A ordinary shares, $0.001 par value, 39,540,000 shares authorized, 3,954,000 and 3,954,000 issued and outstanding	—	—
Class B ordinary shares, $0.001 par value, 10,460,000 shares authorized, 1,046,000 and 1,046,000 shares issued and outstanding	—	—
Retained earnings	149,021,949	9,273,760
Accumulated other comprehensive income	(244,059)	(244,929)
Total shareholders’ equity	148,777,890	9,028,831
Non-controlling interest	143,589	91,000
Total liabilities and shareholders’ equity	191,666,710	11,894,174

The accompanying notes form an integral part of these consolidated financial statements.

BGIN BLOCKCHAIN LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(US$, except share data, or otherwise noted)

	For The Year Ended December 31, 2023	For The Year Ended December 31, 2022
	US$	US$
Revenues:
Mining revenue	13,000,074	15,053,603
Sales of mining machines	219,782,989	—
Hosting revenue	482,186	—
Mining pool revenue	24,003,122	—
Total revenue	257,268,371	15,053,603

Costs of Revenues:
Costs of mining revenue	8,451,706	6,120,455
Costs of sales of mining machines	25,389,335	—
Costs of hosting revenue	488,837	—
Costs of mining pool revenue	23,765,150	—
Total costs of revenues	58,095,028	6,120,455
Gross profit	199,173,343	8,933,148

Operating costs and expenses:
Selling expenses	1,148,308	—
General and administrative	14,570,383	2,099,735
Research and development	10,099,575	7,177,865
Realized (gain)/loss on sale/exchange of cryptocurrencies	—	(4,004,807)
Impairment of cryptocurrencies	—	4,233,208
Change in fair value of cryptocurrencies	(312,722)	—
Total operating costs and expenses	25,505,544	9,506,001

Income (loss) from operations	173,667,799	(572,853)

Other (income) expenses:
Foreign exchange loss (gain)	131,366	(554,961)
Other (income)/expenses, net	(37,039)	255,959
Total other expenses	94,327	(299,002)

Income before provision for income taxes	173,573,472	(273,851)

Current income tax expenses	34,090,755	—
Deferred income tax expense (recovery)	(278,065)	(45,034)
Income taxes expense (recovery)	33,812,690	(45,034)

Net income (loss)	139,760,782	(228,817)
Net income (loss) attributable to non-controlling interest	52,589	(8,432)
Net income (loss) attributable to ordinary shareholders	139,708,193	(220,385)
Total	139,760,782	(228,817)

Foreign currency translation adjustment – gain (loss)	870	(425,266)
Total comprehensive income (loss)	139,761,652	(654,083)
Comprehensive income (loss) attributable to non-controlling interest	52,589	(8,432)
Comprehensive income (loss) attributable to ordinary shareholders	139,709,063	(645,651)
Total	139,761,652	(654,083)

Basic & diluted earnings (loss) per share attribute to Bgin Blockchain Limited ordinary shareholder	27.94	(0.04)

Weighted average number of ordinary shares-basic and diluted (Note 8)	5,000,000	5,000,000

The accompanying notes form an integral part of these consolidated financial statements.

BGIN BLOCKCHAIN LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(US$, except share data, or otherwise noted)

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Retained earnings	Non- controlling interest	Accumulated other comprehensive income (loss)	Total equity
Balance as of December 31, 2021	5,000,000	—	—	9,494,145	(568)	180,337	9,673,914
Net income	—	—	—	(220,385)	(8,432)		(228,817)
Subsidiary shareholder’s contribution	—	—	—	—	100,000	—	100,000
Currency translation adjustment	—	—	—	—	—	(425,266)	(425,266)
Balance as of December 31, 2022	5,000,000	—	—	9,273,760	91,000	(244,929)	9,119,831
Net income	—	—	—	139,708,193	52,589		139,760,782
Adoption of new accounting policy	—	—	—	39,996	—		39,996
Currency translation adjustment	—	—	—	—	—	870	870
Balance as of December 31, 2023	5,000,000	—	—	149,021,949	143,589	(244,059)	148,921,479

The accompanying notes form an integral part of these consolidated financial statements.

BGIN BLOCKCHAIN LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	For The Year Ended December 31, 2023	For The Year Ended December 31, 2022
	US$	US$
Cash Flows from Operating Activities:
Net income (loss)	139,760,782	(228,817)
Adjustments for items not affecting cash:
Depreciation	2,964,283	1,792,299
Change in fair value of cryptocurrencies	(312,722)	—
Realized (gain)/loss from sale of cryptocurrencies	—	(4,004,807)
Impairment of cryptocurrencies	—	4,233,208
Cryptocurrencies mined	(37,003,196)	(15,053,603)
Net (gain)/loss from disposal of fixed assets	290,619	364,799
Employee compensation settled by cryptocurrencies	10,264,540	406,064
Expenses settled by cryptocurrencies	3,418,735	868,575
Cryptocurrencies paid to mining pool participants	23,765,150	—
Cryptocurrencies received from mining machine revenue	(199,456,358)	—
Cryptocurrencies received from hosting revenue	(316,626)	—
Deferred income taxes	(278,065)	(45,034)
Expense of deferred issuance costs	337,829	—
Changes in operating assets and liabilities
Accounts receivable	(2,807,030)	—
Inventories	(3,534,937)	—
Operating lease	1,362	—
Prepaid expenses and other assets	(7,545,062)	(591,398)
Other receivable	(1,043,291)	(406,738)
Accounts payable and accrued liabilities	3,473,662	(79,863)
Contract liabilities	1,980,569	—
Taxes payable	34,072,676	—
Others payable	681,679	576
Net cash used in operating activities	(31,285,401)	(12,744,739)

Cash Flows from Investing Activities:
Purchase of property and equipment	(6,685,461)	(5,191,527)
Proceeds received from sale of cryptocurrencies	84,426,550	14,846,138
Net cash provided from investing activities	77,741,089	9,654,611

Cash Flows from Financing Activities:
Advance from (Repayments to) related parties	141,099	1,067,503
Increase in deferred IPO costs	(502,683)	(817,385)
Capital contribution from NCI shareholders	—	100,000
Net cash provided from (used in) financing activities	(361,584)	350,118

Effect of foreign exchange rate changes	1,024	(311,139)
Net increase (decrease) in cash and cash equivalents	46,095,128	(3,051,149)
Cash and cash equivalents, beginning of year	601,731	3,652,880
Cash and cash equivalents, end of year	46,696,859	601,731

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	—	—
Income taxes paid	(17,488)	—
Cryptocurrencies converted into Tether (USDT)	(13,395,699)	(16,407,366)
Amount due from a shareholder transferred to a related party	—	74,305
Accounts payable & accrued liabilities settled cryptocurrencies	(292,684)	(2,295,563)
Right-of-use assets acquired in exchange for operating lease liabilities	382,990	—
Cryptocurrencies used for payments of due to related party	(150,714)	—

The accompanying notes form an integral part of these consolidated financial statements.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

General

The Company was incorporated in the Cayman on March 23, 2022. The Company is principally engaged in a cryptocurrency mining business through its operating subsidiary located in Hong Kong, which was incorporated on March 18, 2019.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principal of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

	Principal activities	Percentage of ownership	Date of incorporation	Place of incorporation
Bgin Blockchain Limited (the “Company”)	Investment holding	Parent	March 23, 2022	Cayman Islands
Bgin Rig Limited (“BRL”)	Investment holding	100%	June 7, 2022	British Virgin Islands (“BVI”)
Bgin Field Limited (“BFL”)	Investment holding	100%	June 7, 2022	BVI
Bgin Tech Limited (“BTL HK”)	Mining of cryptocurrencies	100%	March 18, 2019	Hong Kong
Bgin Infrastructure, LLC (“BILC”)	Mining of cryptocurrencies	100%	September 10, 2021	US
Bgin Management, LLC (“BMLC”)	Mining of cryptocurrencies	80%	September 10, 2021	US
Bgin Tech Pte. Ltd. (“BTPS”)	Development of Mining Machine	100%	December 27, 2021	Singapore
Bgin US Limited (“BUL”)	Investment holding	100%	June 17, 2022	British Virgin Islands (“BVI”)
Bgin CA Limited (“BCL US”)	Investment holding	100%	June 17, 2022	British Virgin Islands (“BVI”)
Gestion Bgin INC (“GBI”)	Mining of cryptocurrencies	100%	October 12, 2021	Canada
Infrastructure Bgin INC (“IBI”)	Mining of cryptocurrencies	100%	October 12, 2021	Canada

Subsidiaries incorporated after reorganization
Bgin Chip Limited (“BCL”)*	Development of computer chips	100%	June 24, 2022	Hong Kong
Bgin Mining INC (“BMI”)*	Mining of cryptocurrencies	100%	November 30, 2022	US
Bgin Trading Limited (“BTL”)*	Sales of Mining Machine	100%	December 8, 2022	Hong Kong

____________

*        (BCL, BTL and BMI are wholly owned subsidiaries of the BRL or BFL and they were incorporated after the reorganization)

Reorganization

In June, 2022, the Company engaged in a corporate reorganization to roll ten controlled entities (refer to table above) into the Company through a series of share exchange arrangements. The Company issued 5,000,000 ordinary shares to exchange all the outstanding shares of BRL and BFL held by these two entities’ shareholders. During the years

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

presented in these consolidated financial statements, the controls of the ten entities, have never changed since they have been always under the control of the Company’s founders and substantial shareholders, Qiuhua Li and Qingfeng Wu. Accordingly, these transactions have been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structures of BTL HK, BILC and BMLC, the Company’s major operating subsidiaries, have been retrospectively presented in prior periods as if such structures existed at that time and in accordance with ASC 805-50-45-5. Since the BTL HK, BILC and BMLC were under common control for the entirety of the years ended December 31, 2023 and 2022, the results of the subsidiary are included in the consolidated financial statements for both periods.

Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Significant accounting estimates reflected in the Company’s consolidated financial statements include: revenue recognition and impairment of intangible assets — cryptocurrencies.

Foreign currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$”). The US$ is the functional currency of the Company and its BTL HK, BRL, BFL, BILC, BMLC, BTPS, BTL and BMI subsidiaries.

During the year ended December 31, 2023, BTL HK changed its functional currency from RMB to US$ since its mining machines had been relocated to the US and its major operating expense are now denominated in the US$. The change in functional currency was accounted for prospectively.

The RMB is functional currency of the BCL subsidiary. There were limited transactions for BCL for the year ended December 31, 2023 and expenses of BCL were mainly settled in RMB.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive income.

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable As of December 31, 2023 and 2022, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the U.S., and Hong Kong, which management considers to being of high credit quality. All of the Company’s accounts receivable as of December 31, 2023 have been subsequently collected.

During the year ended December 31, 2023, there was only one supplier accounted for more than 10% of the Company’s total purchases in the year, being 22.32%. During the year ended December 31, 2022, there were two suppliers accounted for more than 10% of the Company’s total purchases in the year, being 60.5% and 19.6% respectively.

During the year ended December 31, 2023, there were two customers accounted for more than 10% of the Company’s total revenue in the year, being 17.4% and 13.3% respectively. During the year ended December 31, 2022, there were no customers accounted for more than 10% of the Company’s total revenue in the year.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Cash and cash equivalents

Cash and cash equivalents consist of cash held in banks and financial institutions, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Accounts receivable

The Company’s receivables are recorded when billed and represent amounts owed by third-party customers. The carrying value of the Company’s receivables, net of the expected credit loss, represents their estimated net realizable value. The Company evaluates the expected credit loss of accounts receivable on a loss rate method based on historical information adjusted for current conditions and future estimated economic performance. All of the Company’s accounts receivable as of December 31, 2023 have been subsequently collected in February 2024.

Inventory

Inventory comprise of raw materials and finished products. The cost of inventory comprises the considerations paid to suppliers for acquisitions of raw materials and production costs to bring the inventory to their present location and condition. Cost is determined using the weighted average method. Inventory is stated at the lower of cost and net realizable value, which is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Inventories that the Company determines to be obsolete or in excess of forecasted demand are reduced to its estimated realizable value based on assumptions about future demand and market conditions.

Revenue recognition

i) Cryptocurrency mining

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

(i)     Step 1: Identify the contract with the customer

(ii)    Step 2: Identify the performance obligations in the contract

(iii)   Step 3: Determine the transaction price

(iv)   Step 4: Allocate the transaction price to the performance obligations in the contract

(v)    Step 5: Recognize revenue when the Company satisfies a performance obligation

Company’s own mining machines

The Company maintains and operates its own mining machines by connecting to the blockchain networks to provide transaction verification services to solve the algorithms. As an operator, the Company provides transaction verification services to the transaction requestor, in addition to the blockchain network. Transaction verification services are an output of the Company’s ordinary activities. Therefore, the Company views the transaction requestor as a customer and recognizes the transaction fees as revenue from contracts with customers under ASC 606. The blockchain network is not an entity such that it may not meet the definition of a customer. However, the Company has concluded that it is appropriate to apply ASC 606 by analogy to block rewards earned from the blockchain network. The Company is entitled to the block rewards from the blockchain network upon each successful validation of a block. The Company is also entitled to the transaction fees paid by the transaction requester payable in cryptocurrency for each successful validation of a block. The Company assessed the following factors in the determination of the inception and duration of each individual contract to validate a block and satisfaction of its performance obligation as follows:

•        For each individual contract, the parties’ rights, the transaction price, and the payment terms are fixed and known as of the inception of each individual contract.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

•        The transaction requestor and the blockchain network each have a unilateral enforceable right to terminate their respective contracts at any time without penalty.

•        For each of these respective contracts, contract inception and completion occur simultaneously upon block validation; that is, the contract begins upon, and the duration of the contract does not extend beyond, the validation of an individual blockchain transaction; and each respective contract contains a single performance obligation to perform a transaction validation service and this performance obligation is satisfied at the point-in-time when a block is successfully validated.

The Company recognizes revenue at the point-in-time when the block is successfully validated. In accordance with ASC 606-10-32-21, the Company measures the estimated fair value of the non-cash consideration (block reward and transaction fees) at contract inception, which is at the time the performance obligation to the requester and the network is fulfilled by successfully validating a block. The Company measures the non-cash consideration which is fixed as of the inception of each individual contract using the quoted spot rate for the cryptocurrency determined using the Company’s primary trading platform for that particular cryptocurrency at the time the Company successfully validates a block.

Mining pool operated by the Company

During the year ended December 31, 2023, the Company established a mining pool and engaged unrelated third-party mining participants (“pool participants”) to contribute hash calculations, and in exchange, remitted transaction fees and block rewards to pool participants on a pro rata basis according to each respective pool participant’s contributed hash calculations. The HumPool wallet (owned by the Company as Operator) is recorded on the distributed ledger as the winner of proof of work block rewards and assignee of all validations and, therefore, the transaction verifier of record.

Revenue recognition for mining pool operated by the Company follows the same revenue recognition policy above for mining with the Company’s own mining machines.

The pool participants entered into contracts with the Company. The pool participants contribute their hash calculations in the pool maintained by us. These third-party pool participants will not create and/or propose individual blocks to be broadcasted to the blockchain. The mining pool requires the participants to direct their hashing rates to nonce ranges specified by the mining pool in order to earn a reward from the pool. As such, they did not directly enter into contracts with the network or the requester and were not known verifiers of the transactions assigned to the pool. Therefore, the Company determined that it controlled the service of providing transaction verification services to the network and requester. Accordingly, the Company recorded all of the transaction fees and block rewards earned from transactions assigned to HumPool as revenue, and the portion of the transaction fees and block rewards remitted to HumPool participants as cost of revenues.

In accordance with ASC 606-10-32-21, the Company measures the estimated fair value of the non-cash consideration (block reward and transaction fees) at contract inception, which is at the time the performance obligation to the requester and the network is fulfilled by successfully validating a block. The Company measures the non-cash consideration which is fixed as of the inception of each individual contract using the quoted spot rate for the cryptocurrency determined using the Company’s primary trading platform for that particular cryptocurrency at the time the Company successfully validates a block.

ii) Sale of mining machines

The Company recognizes revenue using ASC 606 for sale of mining machines. The Company enters into sales contract with customers and sale of mining machines is the only performance obligation. Revenue is recognized based on the transaction prices stipulated in the sale contract and at a point in time when the control of the mining machines is transferred to the customers.

The sales price in the contract is stipulated in the U.S. dollars. Customers are allowed to settle the contract using the equivalent amount in USDT cryptocurrency. The Company measures the estimated fair value of the USDT non-cash consideration at contract inception, which is at the time when the sales contract is entered into with the customer. For customers who settled the contract using USDT, there was no gain and loss recognized between the fair value of the USDT the Company received and the amount receivable from the contract since the exchange ratio between USDT and USD was 1:1 at the time of settlement.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Contract liabilities represented the amount prepaid by customers as deposits for purchases of our mining machines.

iii) Hosting services

In general, we provide hosting to cryptocurrency miners (the “customer”). A customer pays us monthly fees for the specific amount of power utilized multiplied at fixed rates specified in each contract. There are only two performance obligations between the Company and the customer within the hosting arrangement, which are: 1) machine setup (stacking) service; and 2) monthly hosting service. These two services are distinct services to our customers. Each performance obligation has its own transaction price stated in the contract. For machine setup service, it is based on a small one-time fixed fee. For monthly hosting service, it is based on a fixed electricity rate stated in the contract multiplied by the actual electricity consumed by the customer’s mining machines. For machine setup service, revenue is recognized at the point in time when the machine is stacked on the shelf and connected to our hosting service platform. For hosting service, revenue is recognized over time since the customer consumes/receives the benefits simultaneously when the hosting service is provided by the Company to the customer over a monthly basis.

The following table presents the Company’s revenues disaggregated by revenues from contracts with customers and other sources:

	December 31, 2023	December 31, 2022
	US$	US$
Revenues from contracts with customers
Transaction fees from cryptocurrency mining	—	—
Sale of mining machines	219,782,989	—
Hosting services	482,186	—
Total revenues from contracts with customers	220,265,175	—
Other sources: block rewards	37,003,196	15,053,603
Total revenues	257,268,371	15,053,603

Fair value measurement

The Company follows the accounting guidance in ASC 820, Fair Value Measurement, (“ASC 820”) for its fair value measurements of financial assets and liabilities measured at fair value on a recurring basis. Under this accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace.
Level 3:

Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

The Company’s financial instruments include cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities, tax payable, other payables, due from related parties, and due to related parties. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of December 31, 2023, 2022 and 2021.

Property and equipment

Other than land, which is not depreciable, property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for leasehold improvements are typically the lesser of the estimated useful life of the asset or the life of the term of the lease. The estimated useful lives for all other property and equipment are as follows:

Category	Life (Years)
Buildings and improvements	39
Miners and mining equipment	2 – 3
Container	5
Vehicles	5
Other equipment and fixtures	5 – 10

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposals are the differences between net sales proceeds and carrying amount of the relevant assets and are recognized in the consolidated statements of operations and comprehensive income.

Cryptocurrencies

Cryptocurrencies are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its mining activities, sales of mining machines and hosting services are accounted for in connection with the Company’s revenue recognition policy disclosed above.

Purchases of cryptocurrencies by the Company are included within investing activities in the accompanying consolidated statements of cash flows. Although cryptocurrencies awarded to the Company through its mining activities and cryptocurrencies received from sales of mining machines are noncash items, they are included within operating activities in the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in operating costs and expenses in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first-in-first-out (“FIFO”) method of accounting.

Pre-adoption of ASU 2023-08

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. Before the adoption of ASU 2023-08 effective January 1, 2023, an intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

than not that an impairment exists. The Company has elected not to use this qualitative assessment option and proceed to the quantitative assessment directly. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

The Company compares the carrying value of each cryptocurrency to its subsequent market price on a daily basis. When the carrying value of the cryptocurrency is higher than the daily lowest market price on a certain date, the cryptocurrency is deemed impaired and its carrying value is impaired to the lowest market price on that date.

Post-adoption of ASU 2023-08

Following the adoption of ASU 2023-08 effective January 1, 2023, the Company measures cryptocurrencies at fair value, which is the quoted price of the cryptocurrency based on its principal market, with changes recognized in operating expenses in the Consolidated Statement of Operations and Comprehensive Income (Loss).

During the year ended December 31, 2023, the Company recorded US$nil impairment charges (2022: US$4,233,208) on its cryptocurrency, respectively.

Cost of Revenues

Cost of service for cryptocurrency mining business consists primarily of direct costs of mining operations, including utilities, other service charges, transaction fees and block rewards remitted to pool participants, and depreciation expenses of mining equipment. Cost of products for sale of mining machines business consists primarily of direct costs of producing mining machines, including raw materials and outsourced production costs. Cost of service for hosting services consistent primarily of the utility costs, labors and depreciation expenses related to the hosting facility.

Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets.

Taxation

Current income taxes are provided on the basis of net profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Recently issued accounting standards

Adoption of ASU 2023-08, Accounting for and Disclosure of Crypto Assets.    Effective January 1, 2023, the Company early adopted ASU 2023-08, which requires entities to measure crypto assets at fair value with changes recognized in the Consolidated Statement of Comprehensive Income each reporting period. The Company’s cryptocurrencies are within the scope of ASU 2023-08 and the transition guidance requires a cumulative-effect adjustment as of the beginning of the current fiscal year for any difference between the carrying amount of the Company’s cryptocurrencies and fair value. As a result of the Company’s early adoption of ASU 2023-08, the Company recorded a $39,996 increase to cryptocurrencies and $39,996 increase to retained earnings on the Consolidated Balance Sheets as of the beginning of the fiscal year ended December 31, 2023.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3. Inventories

Inventories as of December 31 consist of the following:

	December 31, 2023	December 31, 2022
	US$	US$
Raw materials	2,339,393	—
Finished goods	1,195,544	—
Total	3,534,937	—

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Prepaid Expenses

Prepaid expenses as of December 31, 2023 and 2022 primarily represent expenditures prepaid for materials and utilities.

5. Property and Equipment, net

Property and equipment, net consist of the following:

	December 31, 2023	December 31, 2022
	US$	US$
Mining equipment	10,549,386	6,873,787
Assembly-in-progress mining equipment	—	1,092,631
Vehicle	32,382	13,888
Other equipment and fixtures	4,824,891	1,414,563
Building	849,395	531,277
Land	529,592	529,592
Total	16,785,646	10,455,738
Less: Accumulated depreciation	(5,349,753)	(2,450,404)
Property and equipment, net	11,435,893	8,005,334

During the year ended December 31, 2023, the Company recorded depreciation expenses of US$2,964,283 (2022: US$1,792,299).

During the year ended December 31, 2023, the Company recorded US$290,619 loss from disposal of mining equipment (2022: US$364,799).

6. Cryptocurrencies

The following table presents information about movements of our cryptocurrencies:

	December 31, 2023	December 31, 2022
	US$	US$
Beginning balance	1,270,806	4,861,943
Adoption of ASC 2023-08	39,996	—
Cryptocurrencies mined	37,003,196	15,053,603
Cryptocurrencies from mining machines revenue	199,456,358	—
Cryptocurrencies from hosting revenue	316,626	—
Cryptocurrencies paid to mining pool participants	(23,765,150)	—
Sale/exchange of cryptocurrencies, at carrying value	(84,426,550)	(10,841,330)
Cryptocurrencies used for payments of employee compensation	(10,264,540)	(406,064)
Cryptocurrencies used for payments of expenses	(3,418,735)	(868,575)
Cryptocurrencies used for payments of accounts payable	(292,684)	(2,295,563)
Cryptocurrency received from (paid to) related party	(150,714)	—
Impairment of cryptocurrencies	—	(4,233,208)
Change in fair value	312,722	—
Ending balance	116,081,331	1,270,806

During the year ended December 31, 2023, the Company impaired intangible assets of US$nil (2022: US$4,233,208. The impairment loss was recognized in the operating expenses on the Consolidated Statements of Operations and Comprehensive Income. During the year ended December 31, 2023, total gain of US$1,090,765 and total loss of US$753,775 were recognized on all sales/exchange of cryptocurrencies and are included in Change in fair value of cryptocurrencies on the Consolidated Statements of Operations and Comprehensive Income. Change in fair value of cryptocurrencies are consist of total gain of $1,094,827 and total loss of $782,105 which determined on a crypto-asset -by-crypto-assets.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Cryptocurrencies (cont.)

The following table presents ending balance about each of our cryptocurrencies.

	Quantity	Cost	December 31, 2023 Fair Value	December 31, 2022
		US$	US$	US$
USDT	115,794,346	115,794,346	115,794,346	1,185,682
KASPA	1,439,805	166,332	161,385	38,745
IRONFISH	32,772	89,217	78,653	—
Others	*	55,704	46,947	46,379
Total		116,105,599	116,081,331	1,270,806

____________

*        Others consist of various cryptocurrencies with immaterial balances. Therefore, their quantity information is not disclosed.

7. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	December 31, 2023	December 31, 2022
	US$	US$
Trades payable	858,210	198,102
Salary payables	2,914,268	393,414
Total	3,772,478	591,516

8. Income Taxes

Cayman Islands & BVI

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

US

Under the current Delaware state and US federal income tax, the Company’s Delaware limited liability company (“LLC”) subsidiaries, BILC and BMLC, are subject to the Delaware state’s franchise tax. The Delaware franchise tax rate is a flat rate of US$300 for calendar year of 2023 (2022: US$300). The Company’s subsidiaries, BILC and BMLC will be subject to an 8.7% Delaware state income tax and a 21% federal income tax, should the Company elected to file these two LLC subsidiaries under C-corporation taxation.

BTL HK has two branches in the U.S., one of which is subject to Nebraska state current income tax at the income tax rate of 5.58% for first taxable income of US$100,000 and 7.5% for taxable income above US$100,000, and the other branch is subject to West Virginia state current income tax at the rate of 6.5%.These two branches are also subject to federal income tax at a flat rate of 21%.

Hong Kong

On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HK$2.0 million assessable profits will be subject to a 8.25% lower tax rate and the remaining taxable income will continued to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018/19, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. BTL is nominated by the Company as the entity to apply the two-tiered rates for the year ended December 31, 2023 and BTL HK is nominated by the Company as the entity to apply the two-tiered rates for the year 2022.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Income Taxes (cont.)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The Company operates in several tax jurisdictions. Therefore, its income is subject to various rates of taxation. The income tax expense differs from the amount that would have resulted from applying the Cayman Islands statutory income tax rates to the Company’s pre-tax income as follows:

	December 31, 2023	December 31, 2022
	US$	US$
Income (loss) before income tax expenses	173,573,472	(273,851)
Cayman Islands statutory income tax rate	—%	—%
Income tax calculated at statutory rate	—	—
Change in income tax expense resulting from:
Rate differences in various jurisdictions	34,090,755	(133,507)

Loss carried forward	1,192,182	132,921
Utilization of tax loss carryforward	—	—
Temporary differences
Mining machines – amortization	—	202,379
Intangible assets – cryptocurrencies	—	(193,528)
Others	(278,065)	164
Valuation allowance	(1,192,182)	(53,463)
Income tax expense (recovery)/Effective tax rate	33,812,690	(45,034)

Deferred tax assets (liabilities), net as of December 31, 2023 and 2022 consist of the following:

	December 31, 2023	December 31, 2022
Deferred tax assets
Net operating loss carrying forward	$1,192,182	$132,921
Allowance for doubtful accounts	—	1,952
Intangible assets – Cryptocurrencies	—	400,186
Total deferred tax assets	$1,192,182	$535,059
Valuation allowance	(1,192,182)	(53,463)
Total deferred tax assets, net	$—	$481,596

Deferred tax liabilities
Property and equipment	—	(759,661)
Deferred tax liabilities, net	$—	$(278,065)

As of December 31, 2023, the Company had net operating loss carryforwards of $5,887,293 related to its operating entities located in HK and US. The net operating loss can be carried forward indefinitely.

As of December 31, 2022, the Company had net operating loss carryforwards of $925,643 related to its operating entities located in HK. The net operating loss can be carried forward indefinitely.

As of December 31, 2023 and 2022, the movement of valuation allowance is as follows:

	December 31, 2023	December 31, 2022
Beginning	$53,463	$—
Change	1,138,719	53,463
Ending	$1,192,182	$53,463

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Income Taxes (cont.)

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2023 and 2022, respectively, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2023.

9. Ordinary Shares

The Company’s ordinary shares include:

i)       3,954,000 Class A shares of US$0.001 par value each; and

ii)      1,046,000 Class B share of US$0.001 par value each.

In June, 2022, the Company engaged in a corporate reorganization to roll five controlled entities into the Company through a series of share exchange arrangements. The Company issued 5,000,000 ordinary shares, including 3,954,000 Class A ordinary shares and 1,046,000 Class B ordinary shares, to exchange all the outstanding shares of BRL and BFL held by these two entities’ shareholders. As a result of the reorganization, although these shares were issued subsequent to December 31, 2021, they have been retrospectively applied to the year ended December 31, 2021 as if the shares had already existed in those fiscal years. The 5,000,000 ordinary shares issued, in theory, have a total par value of $5,000. As the shares were issued as part of share exchange agreement and no proceeds were actually collected, the par value was not recognized as it would have been offset by a corresponding share issuance discount of $5,000, resulting no financial impact to the equity statement.

10. Earnings per share

Basic and diluted net earnings per share for each of the years presented are calculated as follows:

	December 31, 2023	December 31, 2022
	US$	US$
Numerator:
Net (loss) Income attributable to ordinary shareholders – basic and diluted	139,708,193	(220,385)

Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	5,000,000	5,000,000
Earnings per share attributable to ordinary shareholders – basic and diluted	27.94	(0.04)

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period.

11. Commitments and Contingencies

Operating leases

The Company did not have material operating leases during the years ended December 31, 2023 and 2022.

Other commitments

The Company did not have other significant commitments, long-term obligations, or guarantees as of December 31, 2023 and 2022.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Commitments and Contingencies (cont.)

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows or results of operations taken as a whole. As of December 31, 2023, the Company is not a party to any material legal or administrative proceedings.

Through an operating subsidiary, BTL HK, the Company had entered into agreements with its affiliated entities and operated its subsidiaries’ mining machines in Mainland China prior to October 2022. As of the date of this prospectus, no mining machine of the Company is operated in China, and the Company’s mining machines are all located in the U.S. For the fiscal year ended December 31, 2022, the Company’s mining machines were operated in a few mining facilities located in several provinces in China, including Guangxi province. The prior act of operating mining machines in China is subject to laws and regulations governing the cryptocurrency mining activities in Mainland China. As such, the Company could be subject to potential fines and penalties should the Company’s prior operations in China is determined to be in violation of such applicable laws and regulations.

12. Related Party Transactions and Balances

Related Parties

Name of related parties	Relationship with the Company
Qingfeng Wu (Mr. Wu)	Founder, chief executive officer, and principal shareholder
Qiuhua Li (Mr. Li)	Founder, chairman of the board of directors, director, and principal shareholder
Shanghai Chuangye Information Tech Co., Ltd. (“SCITC”)	Company controlled by Mr. Li
Shenzhen Bgin Tech Co., Ltd. (“SZ Bgin”)	Company controlled jointly controlled by Mr. Shao and Mr. Li
Zhongshan Bgin Tech Co., Ltd (“ZS Bgin”)	Wholly owned subsidiary of SZ Bgin
Igvault HK limited (“IGV HK”)	Company controlled by Mr. Li’s spouse
Shanghai HuiShi Information Technology Co., Ltd.	Company controlled by Mr. Li
Glocash Co., Limited	Company controlled by Mr. Li
Qi Shao	Chief Technology Officer
Icing Trading Limited	Company controlled by Mr. Wu

Related Party Transactions

The Company had the following related party transactions:

(i)     During the year ended December 31, 2023, the Company incurred US$nil (2022: US$8,917) technical supports and maintenance services provided by ZS Bgin.

(ii)    During the year ended December 31, 2023, the Company received management services in the amount of US$711,846 (2022: US$787,158) from SZ Bgin.

(iii)   During the year ended December 31, 2023, the Company incurred US$70,668 (2022: US$42,813) technical services provided by SCITC.

(vi)   During the years ended December 31, 2022, US$74,305 of balance due from Mr. Wu was offset against the Company’s related party balance due to Shenzhen Bgin based on a third-party debt transfer agreement entered into among the Company, Mr. Wu and Shenzhen Bgin.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Related Party Transactions and Balances (cont.)

Due from related party balance

The Company’s due from related party balances as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
	US$	US$
Qingfeng Wu	—	26,098
Zhongshan Bgin Tech Co., Ltd	—	2,206
Icing Trading Limited	32,006	—
Glocash Co., Limited	—	4,878
Qi Shao	—	4,147
Total	32,006	37,329

The due from related party balances as of December 31, 2023 and 2022 are unsecured, interest-free and due on demand.

Due to related party balance

The Company’s due to related party balances as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
	US$	US$
Qiuhua Li	343,837	335,155
Shenzhen Bgin Tech Co., Ltd.	120,000	107,809
Igvault HK Limited	—	57,561
Qingfeng Wu	21,750	—
Total	485,587	500,525

The due to related party balances as of December 31, 2023 and 2022 are unsecured, interest-free and due on demand.

During the year ended December 31, 2023, the Company received a short-term loan with the principal amount of USDT$2,000,000 from each of Mr. Wu and Mr. Li. Both loans had a term of three months and bearing an annual interest rate of 3.65%. Both loans have been fully repaid to Mr. Wu and Mr. Li before December 31, 2023.

13. Segment Reporting

During the year ended December 31, 2023, the Company operated in two primary reportable segments, which were the cryptocurrency mining and the sale of mining machines. Other business activities that are currently not classified as a reportable segment is combined in the category of “Other”.

	Cryptocurrency mining	Sale of mining machines	Other	Total
	US$	US$	US$	US$
Revenue	37,003,196	219,782,989	482,186	257,268,371
Costs of revenue – excluding depreciation	29,577,616	25,389,335	453,052	55,420,003
Cost of revenue – depreciation	2,639,240	—	35,785	2,675,025
Segment income(loss)	4,786,340	194,393,654	(6,651)	199,173,343
Selling expenses				1,148,308
General administrative				14,570,383
Research development				10,099,575
Change in fair value of cryptocurrencies				(312,722)
Other (income)/expenses, net				(37,039)

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Segment Reporting (cont.)

	Cryptocurrency mining	Sale of mining machines	Other	Total
	US$	US$	US$	US$
Foreign exchange loss				131,366
Income before income taxes				173,573,472
Income taxes				33,812,690
Net income				139,760,782

Segment total assets	17,437,376	173,554,769	674,565	191,666,710

Geographic revenue information for sale of mining machines for the year ended December 31, 2023 is as follows:

Geographic location	US$
Hong Kong, China	66,540,832
Vietnam	44,775,855
United States	41,062,523
Singapore	35,128,651
Taiwan, China	18,299,139
British Virgin Islands	4,127,967
Others	9,848,022
Total revenue from sale of mining machines	219,782,989

No revenue was generated from sale of mining machine for the year ended December 31, 2022.

The Company was unable to determine the geographic locations of the customers for revenue from cryptocurrency mining due to the nature of the cryptocurrency mining operations.

During the years ended December 31, 2022, the Company operated in a single reportable segment, which in the cryptocurrency mining. Substantially all of the Company’s revenues are derived from BTL HK for the years ended December 31, 2022.

As at December 31, 2023, long-term assets located in the U.S. and Hong Kong and China were $13,020,618 or 97%, and $346,661 or 3% of the Company’s total long-term assets.

As at December 31, 2022, all of the Company’s long-term assets were located in the U.S.

14. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2023, through the date the consolidated financial statements were available to issue, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

On January 15, 2024, the Company declared to distribute US$5,000,000 in dividends to its shareholders, payable in USDT coins. As of February 2024, all of the US$5,000,000 dividend has been paid.

BGIN BLOCKCHAIN LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2024 AND DECEMBER 31, 2023
(US$, except share data, or otherwise noted)

	June 30, 2024	December 31, 2023
	US$ (Unaudited)	US$
Assets
Current Assets
Cash and cash equivalents	49,664,652	46,696,859
Accounts receivable, net	—	2,807,030
Inventories	23,928,855	3,534,937
Prepaid expenses	52,754,678	6,741,612
Other receivable	6,650,649	1,443,351
Deferred issuance costs	1,022,848	962,305
Due from related parties	16,773	32,006
Intangible assets – cryptocurrencies	73,639,686	116,081,331
Right to receive cryptocurrencies	63,567,401	—
Derivative assets	101,921	—
Restrictive cryptocurrencies deposits	1,333,974	—
Total current assets	272,681,437	178,299,431
Non-current assets
Deposits and other non-current assets	2,909,770	1,584,725
Property and equipment, net	11,055,717	11,435,893
Right of use assets	624,058	346,661
Total assets	287,270,982	191,666,710

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and accrued liabilities	7,009,802	3,772,478
Taxes payable	48,568,925	35,476,333
Contract liabilities	23,072,773	1,980,569
Due to related party	486,041	485,587
Operating lease liability	339,874	167,136
Other payables	22,301	682,241
Total current liabilities	79,499,716	42,564,344
Operating lease liability – Non-current	273,808	180,887
Total liabilities	79,773,524	42,745,231

Commitments and contingencies
Shareholders’ equity
Class A ordinary shares, $0.001 par value, 40,000,000 shares authorized, 3,954,000 and 3,954,000 issued and outstanding	—	—
Class B ordinary shares, $0.001 par value, 10,000,000 shares authorized, 1,046,000 and 1,046,000 shares issued and outstanding	—	—
Retained earnings	207,420,076	149,021,949
Accumulated other comprehensive income	(244,059)	(244,059)
Total shareholders’ equity	207,176,017	148,777,890
Non-controlling interest	321,441	143,589
Total liabilities and shareholders’ equity	287,270,982	191,666,710

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

BGIN BLOCKCHAIN LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023
(US$, except share data, or otherwise noted)

	For The Six Months Ended June 30, 2024	For The Six Months Ended June 30, 2023
	US$ (Unaudited)	US$ (Unaudited)
Revenues:
Mining revenue	11,649,316	6,613,662
Sales of machines	94,947,127	2,904,972
Hosting revenue	2,131,656	—
Mining pool revenue	35,755,832	—
Total Revenue	144,483,931	9,518,634
Costs of Revenues:
Costs of mining revenue	4,985,782	4,014,512
Costs of sales of mining machines	17,742,554	171,801
Costs of hosting revenue	1,569,095	—
Costs of mining pool revenue	35,406,898	—
Total costs of revenue	59,704,329	4,186,313
Gross profit	84,779,602	5,332,321

Operating costs and expenses:
Selling expenses	386,181	16,158
General and administrative	2,627,482	699,201
Research and development	5,585,754	1,945,569
Unrealized gain on futures contracts	(101,921)	—
Realized loss on futures contracts	732,177	—
Rewards earned from crypto short-term investments (right to receive cryptocurrencies)	(2,267,279)	—
Change in fair value of cryptocurrencies	1,102,968	221,626
Total operating costs and expenses	8,065,362	2,882,554

Income from operations	76,714,240	2,449,767

Other (income) expenses:
Foreign exchange gain	356,260	89,433
Other (income)/expenses, net	(376,562)	133,542
Total other (income) expenses	(20,302)	222,975

Income before provision for income taxes	76,734,542	2,226,792
Current income tax expenses	13,158,563	1,109,814
Deferred income tax expenses (recovery)	—	(279,745)
Income taxes expense	13,158,563	830,069

Net income	63,575,979	1,396,723
Net income (loss) attributable to non-controlling interest	177,852	17,334
Net income (loss) attributable to ordinary shareholders	63,398,127	1,379,389
Total	63,575,979	1,396,723
Foreign currency translation adjustment – gain (loss)	—	(112,722)
Comprehensive income	63,575,979	1,284,001
Comprehensive income attributable to non-controlling interest	177,852	17,334
Comprehensive income attributable to ordinary shareholders	63,398,127	1,266,667
Total	63,575,979	1,284,001

Basic & diluted earnings per share attribute to Bgin Blockchain Limited ordinary shareholders	12.68	0.28

Weighted average number of ordinary shares – basic and diluted	5,000,000	5,000,000

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

BGIN BLOCKCHAIN LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023
(US$, except share data, or otherwise noted)

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Retained earnings	Non- controlling interest	Accumulated other comprehensive income (loss)	Total equity
Balance as of December 31, 2022	5,000,000	—	—	9,273,760	91,000	(244,929)	9,119,831
Net income	—	—	—	1,379,389	17,334	—	1,396,723
Shareholder contribution	—	—	—	—	—	—	—
Currency translation adjustment	—	—	—	—	—	(112,722)	(112,722)
Adoption of new accounting policy				39,996			39,996
Balance as of June 30, 2023 (unaudited)	5,000,000	—	—	10,693,145	108,334	(357,651)	10,443,828
	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Retained earnings	Non- controlling interest	Accumulated other comprehensive income (loss)	Total equity
Balance as of December 31, 2023	5,000,000	—	—	149,021,949	143,589	(244,059)	148,921,479
Net income	—	—	—	63,398,127	177,852	—	63,575,979
Dividend distribution	—	—	—	(5,000,000)	—	—	(5,000,000)
Balance as of June 30, 2024 (unaudited)	5,000,000	—	—	207,420,076	321,441	(244,059)	207,497,458

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

BGIN BLOCKCHAIN LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	For The Six Months Ended June 30, 2024	For The Six Months Ended June 30, 2023
	US$ (Unaudited)	US$ (Unaudited)
Cash Flows from Operating Activities:
Net income	63,575,979	1,396,723
Adjustments for items not affecting cash:
Depreciation	2,083,794	1,240,044
Change in fair value of cryptocurrencies	1,102,968	221,626
Cryptocurrencies mined	(47,405,148)	(6,613,662)
Realized (gain) loss from disposal of fixed assets	—	280,245
Employee compensation settled by cryptocurrencies	206,523	74,560
Expenses settled by cryptocurrencies	782,320	421,648
Deferred income taxes	—	(279,745)
Cryptocurrencies paid to mining pool participants	35,406,898	—
Cryptocurrencies received from mining machines revenue	(88,839,341)	—
Cryptocurrencies received from hosting revenue	(1,869,200)	—
Unrealized gain from cryptocurrency futures contracts	(101,921)	—
Realized (gain)/loss on futures contracts	732,177	—
Rewards earned from crypto short-term investments (right to receive cryptocurrencies)	(2,267,279)	—
Non-cash operating leases expense	(11,738)	—
Changes in operating assets and liabilities
Accounts receivable	2,807,030	—
Inventories	(20,393,918)	(365,432)
Prepaid expenses and other assets	(47,338,111)	(4,350,814)
Other receivable	(5,207,298)	224,056
Accounts payable & accrued liabilities	3,237,324	464,205
Contract liabilities	337,824	4,057,987
Taxes payable	13,092,592	1,109,814
Other liabilities	(659,940)	127,115
Net cash used by operating activities	(90,728,465)	(1,991,630)

Cash Flows from Investing Activities:
Purchase of property and equipment	(1,703,618)	(4,605,820)
Proceeds received from sale of cryptocurrencies	95,603,186	10,578,281
Net cash provided by investing activities	93,899,568	5,972,461

Cash Flows from Financing Activities:
Proceeds from (repayments) of related parties	(142,767)	(1,478,809)
Increase in deferred IPO costs	(60,543)	(214,182)
Net cash used in financing activities	(203,310)	(1,692,991)

Effect of foreign exchange rate changes	—	(284,952)
Net increase in cash, cash equivalents	2,967,793	2,002,888
Cash and cash equivalents, beginning of year	46,696,859	601,731
Cash and cash equivalents, end of year	49,664,652	2,604,619

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Income taxes paid	(65,971)	—
Cryptocurrencies converted into Tether (USDT)	(9,181,396)	(1,169,836)
Cryptocurrencies invested in short-term investments	(107,615,447)	—
Redemption of cryptocurrency short-term investments	46,315,325	—
Cryptocurrencies deposited as margins for futures contracts	(2,299,682)	—
Cryptocurrencies received from related party	158,454	3,409,468
Cryptocurrencies used for payments of dividends	(5,000,000)	—
Right of use assets acquired in exchange for operating lease liabilities	362,168	—

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Organization and principal activities

General

The Company was incorporated in the Cayman Islands on March 23, 2022. The Company is principally engaged in a cryptocurrency business through its operating subsidiaries.

2. Summary of significant accounting policies

Basis of presentation

The unaudited condensed consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which are necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in equity as of June 30, 2024, and for the six months ended June 30, 2024 and 2023 presented. These unaudited condensed financial statements do not include certain information and footnote disclosures as required by the U.S. GAAP for complete annual financial statements. Therefore, these unaudited condensed consolidated interim financial statements should be read in conjunction with the financial statements and related notes for the year ended December 31, 2023 included elsewhere in this prospectus.

Principal of consolidation

The condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

	Principal activities	Percentage of ownership	Date of incorporation	Place of incorporation
Bgin Blockchain Limited (the “Company”)	Investment holding	Parent	March 23, 2022	Cayman Islands
Bgin Rig Limited (“BRL”)	Investment holding	100%	June 7, 2022	British Virgin Islands (“BVI”)
Bgin Field Limited (“BFL”)	Investment holding	100%	June 7, 2022	BVI
Bgin Tech Limited (“BTL HK”)	Mining of cryptocurrencies	100%	March 18, 2019	Hong Kong
Bgin Infrastructure, LLC (“BILC”)	Mining of cryptocurrencies	100%	September 10, 2021	The U.S.
Bgin Management, LLC (“BMLC”)	Mining of cryptocurrencies	80%	September 10, 2021	The U.S.
Bgin Tech Pte. Ltd. (“BTPS”)	Development of Mining Machine	100%	December 27, 2021	Singapore
Bgin US Limited (“BUL”)	Investment holding	100%	June 17, 2022	BVI
Bgin CA Limited (“BCL US”)	Investment holding	100%	June 17, 2022	BVI
Gestion Bgin INC (“GBI”)	Mining of cryptocurrencies	100%	October 12, 2021	Canada
Infrastructure Bgin INC (“IBI”)	Mining of cryptocurrencies	100%	October 12, 2021	Canada

Subsidiaries incorporated after reorganization
Bgin Chip Limited (“BCL”)*	Development of computer chips	100%	June 24, 2022	Hong Kong
Bgin Mining INC (“BMI”)*	Mining of cryptocurrencies	100%	November 30, 2022	The U.S.
Bgin Trading Limited (“BTL”)*	Sales of Mining Machine	100%	December 8, 2022	Hong Kong
Bgin Technologies Pte. Ltd. (“BTPL”)*	Sales of Mining Machine	100%	May 27, 2024	Singapore

____________

*        (BCL, BTL, BMI, BTPL and BTHKL are wholly owned subsidiaries of the BRL or BFL and they were incorporated after the reorganization)

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Significant accounting estimates reflected in the Company’s consolidated financial statements include: revenue recognition and allowance for expected credit loss on right to receive cryptocurrencies.

Foreign currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$”). The US$ is the functional currency of the Company and all of its subsidiaries. During the six months ended June 30, 2024, BCL changed its functional currency from RMB to USD. As there are no significant activities at BCL, the change of functional currency did not result in significant impact to the consolidated financial statements.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive income.

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, prepayments and right to receive cryptocurrencies. As of June 30, 2024 and December 31, 2023, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the U.S., and Hong Kong, which management considers to being of high credit quality. For the six months ended June 30, 2024, three suppliers each contributed to over 10% of the Company’s total purchases during the period, representing approximately 27.05%, 13.43% and 10.03% of the Company’s total purchases, respectively. For the six months ended June 30, 2024, no customer contributed to over 10% of the Company’s total revenue. For the six months ended June 30, 2023, three suppliers each contributed to over 10% of our total purchases during the period, representing approximately 38%, 27% and 18% of our total purchases, respectively. For the six months ended June 30, 2023, no customer contributed to more than 10% of the Company’s total revenue.

Cash and cash equivalents

Cash and cash equivalents consist of cash held in banks and financial institutions, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Inventory

Inventory comprise of raw materials and finished products. The cost of inventory comprises the considerations paid to suppliers for acquisitions of raw materials and production costs to bring the inventory to their present location and condition. Cost is determined using the weighted average method. Inventory is stated at the lower of cost and net realizable value, which is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Inventories that the Company determines to be obsolete or in excess of forecasted demand are reduced to its estimated realizable value based on assumptions about future demand and market conditions.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

Revenue recognition

i) Cryptocurrency mining

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

(i)     Step 1: Identify the contract with the customer

(ii)    Step 2: Identify the performance obligations in the contract

(iii)   Step 3: Determine the transaction price

(iv)   Step 4: Allocate the transaction price to the performance obligations in the contract

(v)    Step 5: Recognize revenue when the Company satisfies a performance obligation

Company’s own mining machines

The Company maintains and operates its own mining machines by connecting to the blockchain networks to provide transaction verification services to solve the algorithms. As an operator, the Company provides transaction verification services to the transaction requestor, in addition to the blockchain network. Transaction verification services are an output of the Company’s ordinary activities. Therefore, the Company views the transaction requestor as a customer and recognizes the transaction fees as revenue from contracts with customers under ASC 606. The blockchain network is not an entity such that it may not meet the definition of a customer. However, the Company has concluded that it is appropriate to apply ASC 606 by analogy to block rewards earned from the blockchain network. The Company is entitled to the block rewards from the blockchain network upon each successful validation of a block. The Company is also entitled to the transaction fees paid by the transaction requester payable in cryptocurrency for each successful validation of a block. The Company assessed the following factors in the determination of the inception and duration of each individual contract to validate a block and satisfaction of its performance obligation as follows:

•        For each individual contract, the parties’ rights, the transaction price, and the payment terms are fixed and known as of the inception of each individual contract.

•        The transaction requestor and the blockchain network each have a unilateral enforceable right to terminate their respective contracts at any time without penalty.

•        For each of these respective contracts, contract inception and completion occur simultaneously upon block validation; that is, the contract begins upon, and the duration of the contract does not extend beyond, the validation of an individual blockchain transaction; and each respective contract contains a single performance obligation to perform a transaction validation service and this performance obligation is satisfied at the point-in-time when a block is successfully validated.

The Company recognizes revenue at the point-in-time when the block is successfully validated. In accordance with ASC 606-10-32-21, the Company measures the estimated fair value of the non-cash consideration (block reward and transaction fees) at contract inception, which is at the time the performance obligation to the requester and the network is fulfilled by successfully validating a block. The Company measures the non-cash consideration which is fixed as of the inception of each individual contract using the quoted spot rate for the cryptocurrency determined using the Company’s primary trading platform for that particular cryptocurrency at the time the Company successfully validates a block.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

Mining pool operated by the Company

During the year ended December 31, 2023, the Company established a mining pool and engaged unrelated third-party mining participants (“pool participants”) to contribute hash calculations, and in exchange, remitted transaction fees and block rewards to pool participants on a pro rata basis according to each respective pool participant’s contributed hash calculations. The HumPool wallet (owned by the Company as the operator) is recorded on the distributed ledger as the winner of proof of work block rewards and assignee of all validations and, therefore, the transaction verifier of record.

Revenue recognition for mining pool operated by the Company follows the same revenue recognition policy above for mining with the Company’s own mining machines.

The pool participants entered into contracts with the Company. The pool participants contribute their hash calculations in the pool maintained by the Company. These third-party pool participants will not create and/or propose individual blocks to be broadcasted to the blockchain. The mining pool requires the participants to direct their hashing rates to nonce ranges specified by the mining pool in order to earn a reward from the pool. As such, they did not directly enter into contracts with the network or the requester and were not known verifiers of the transactions assigned to the pool. Therefore, the Company determined that it controlled the service of providing transaction verification services to the network and requester. Accordingly, the Company recorded all of the transaction fees and block rewards earned from transactions assigned to HumPool as revenue, and the portion of the transaction fees and block rewards remitted to HumPool participants as cost of revenues.

In accordance with ASC 606-10-32-21, the Company measures the estimated fair value of the non-cash consideration (block reward and transaction fees) at contract inception, which is at the time the performance obligation to the requester and the network is fulfilled by successfully validating a block. The Company measures the non-cash consideration which is fixed as of the inception of each individual contract using the quoted spot rate for the cryptocurrency determined using the Company’s primary trading platform for that particular cryptocurrency at the time the Company successfully validates a block.

ii) Sale of mining machines

The Company recognizes revenue using ASC 606 for sale of mining machines. The Company enters into sales order with customers and sale of mining machines is the only performance obligation. Revenue is recognized based on the transaction prices stipulated in the sale contract and at a point in time when the control of the mining machines is transferred to the customers.

The sales price in the contract is stipulated in the U.S. dollars. Customers are allowed to settle the contract using the equivalent amount in USDT. The Company measures the estimated fair value of the USDT non-cash consideration at contract inception, which is at the time when the sales contract is entered into with the customer. For customers who settled the contract using USDT, there was no gain and loss recognized between the fair value of the USDT the Company received and the amount receivable from the contract since the exchange ratio between USDT and USD was 1:1 at the time of settlement.

Contract liabilities represented the amount prepaid by customers for future purchases of the Company’s mining machines and coupon issued to customers for price adjustments that can be applied against future purchases. Of the total revenue recognized during the six months ended June 30, 2024, US$1,958,303 (2023: US$nil) was released from the beginning contract liability.

iii) Hosting services

In general, the Company provides hosting services to cryptocurrency miners (the “customers”). A customer pays the Company monthly fees for the specific amount of power utilized multiplied at fixed rates specified in each contract. There are only two performance obligations between the Company and a customer within the hosting arrangement, which are: 1) machine setup (stacking) service; and 2) monthly hosting service. These two services are

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

distinct services to the Company’s customers. Each performance obligation has its own transaction price stated in the contract. For machine setup service, it is based on a small one-time fixed fee. For monthly hosting service, it is based on a fixed electricity rate stated in the contract multiplied by the actual electricity consumed by the customer’s mining machines. For machine setup service, revenue is recognized at the point in time when the machine is stacked on the shelf and connected to the Company’s hosting service platform. For hosting service, revenue is recognized over time since the customer consumes/receives the benefits simultaneously when the hosting service is provided by the Company to the customer over a monthly basis.

The following table presents the Company’s revenues disaggregated by revenues from contracts with customers and other sources:

	June 30, 2024	June 30, 2023
	US$	US$
Revenues from contracts with customers
Sale of mining machines	94,947,127	2,904,972
Hosting services	2,131,656	—
Total revenues from contracts with customers	97,078,783	2,904,972
Other sources: block rewards	47,405,148	6,613,662
Total revenues	144,483,931	9,518,634

Fair value measurement

The Company follows the accounting guidance in ASC 820, Fair Value Measurement, (“ASC 820”) for its fair value measurements of financial assets and liabilities measured at fair value on a recurring basis. Under this accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace.
Level 3:

Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities, tax payable, other payables, due from related parties, due to related parties and derivative assets. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year-end as the interest rates used to discount the host contracts approximate market rates.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of June 30, 2024 and December 31, 2023.

Property and equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for leasehold improvements are typically the lesser of the estimated useful life of the asset or the life of the term of the lease. The estimated useful lives for all other property and equipment are as follows:

Category	Life (Years)
Buildings and improvements	39
Miners and mining equipment	2 – 3
Container	5
Vehicles	5
Other equipment and fixtures	5 – 10

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposals are the differences between net sales proceeds and carrying amount of the relevant assets and are recognized in the condensed consolidated statements of operations and comprehensive income.

Cryptocurrencies

Cryptocurrencies are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its mining activities, sales of mining machines and hosting services are accounted for in connection with the Company’s revenue recognition policy disclosed above.

Purchases of cryptocurrencies by the Company are included within investing activities in the accompanying consolidated statements of cash flows. Although cryptocurrencies awarded to the Company through its mining activities and cryptocurrencies received from sales of mining machines are noncash items, they are included within non-cash adjustments in operating activities in the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in operating costs and expenses in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first-in-first-out (“FIFO”) method of accounting.

Pre-adoption of ASU 2023-08

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. Before the adoption of ASU 2023-08 effective January 1, 2023, an intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. The Company has elected not to use this qualitative assessment option and proceed to the quantitative assessment directly. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

The Company compares the carrying value of each cryptocurrency to its subsequent market price on a daily basis. When the carrying value of the cryptocurrency is higher than the daily lowest market price on a certain date, the cryptocurrency is deemed impaired and its carrying value is impaired to the lowest market price on that date.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

Post-adoption of ASU 2023-08

Following the adoption of ASU 2023-08 effective January 1, 2023, the Company measures cryptocurrencies at fair value, which is the quoted price of the cryptocurrency based on its principal market, with changes recognized in operating expenses in the Consolidated Statement of Operations and Comprehensive Income (Loss).

During the six months ended June 30, 2024, the Company recorded US$Nil in impairment charges (2023:US$402,164) on its cryptocurrency, respectively.

Right to receive cryptocurrencies

Right to receive cryptocurrencies represent the cryptocurrencies that the Company invests in cryptocurrency denoted short-term investments to earn investment income. These short-term investments are with flexible terms and therefore can be redeemed anytime. The Company follows the February 2023 updated AICPA’s Practice Aid, Accounting for and Auditing of Digital Assets (“Digital Assets Practice Aid”) and accounts for these cryptocurrency denoted short-term investments as cryptocurrency lending arrangements since the Company has transferred the present rights to the economic benefits associated with the cryptocurrencies for a different rights to receive cryptocurrencies in the future and the Company cannot sell, pledge, loan, or otherwise use the invested (lent) cryptocurrencies while the investment is outstanding. Upon investing (lending), the Company derecognizes the cryptocurrencies invested (lent) and concurrently recognizes receivables settled in cryptocurrencies which are measured at the fair value of the cryptocurrencies invested (lent) based on their respective quoted prices initially and subsequently on the measurement date and adjusted for expected credit losses. Any differences between the carrying amount of the derecognized cryptocurrencies and the initial measurement of the receivables settled in cryptocurrencies, if applicable, and the change in fair value of the cryptocurrencies invested (lent), are recognized in other operating income/(expenses) on the Consolidated Statements of Operations and Comprehensive Income (Loss).

The arrangements with the counterparties to invest (lend) cryptocurrencies are on an unsecured basis. No collateral is held for the cryptocurrencies invested (lent). The investments are not protected by any deposit insurance scheme and non-secured, and the Company may lose some or all of the amount deposited in extreme market conditions. Upon withdrawal, the Company receives the same type of cryptocurrency in the same quantity in principle plus additional interest returns. The investments can be withdrawn on demand by the Company and transferred to the Company in real time other than in exceptional circumstances, which may include, without limitation, extreme market volatility, network outages and delays, validator or protocol failure, a significant number of simultaneous redemption requests from other users, or other unanticipated events.

The Company recognizes an allowance for receivables settled in cryptocurrencies using the general expected credit losses model in manner a similar to the model and consideration used for assessing credit losses from financial instruments. Under this model, the Company calculates the allowance for credit losses by considering on a discounted basis, all expected shortfalls which are the difference between the quantity of cryptocurrency due to the Company in accordance with the contract and the quantity of cryptocurrency that the Company expects to receive, in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring. The allowance on the financial asset is the sum of these probability-weighted outcomes.

The Company considers both internal and external, and quantitative and qualitative factors when estimating estimated credit loss for receivables settled in cryptocurrencies such as the creditworthiness of the counterparty, the result of the historical transactions with the counterparty, the business practice of the counterparty, regulatory development relating to the industry, liquidity of the underlying cryptocurrency, and the trend of the general economy.

The Company recognizes an impairment gain or loss for expected credit losses from receivables settled in cryptocurrencies with a corresponding adjustment to their carrying amount through a loss allowance account. Subsequent recoveries of receivables settled in cryptocurrencies previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

No allowance, write-offs or recoveries were recognized against the receivables settled in cryptocurrencies for the six months ended June 30, 2024 due to the short-term nature of the investments. There were no such investments in the six months ended June 30, 2023.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

Cryptocurrency futures contracts

During the period ended June 30, 2024, the Company entered into some futures contracts to buy cryptocurrencies, The cryptocurrency futures contract is an agreement between counterparties to purchase a specified underlying cryptocurrency for a specified price at a future date. All of the Company’s cryptocurrency futures contracts are held and used for trading purposes. Initial margin deposits required upon entering into futures contracts are satisfied by the segregation of specific cryptocurrencies as collateral with the broker. During the period the futures contracts are open, changes in the value of the contracts are recognized as unrealized gains or losses. Subsequent or variation margin payments are received or made depending upon whether unrealized gains or losses are incurred. These amounts are reflected as derivative assets or liabilities on the Consolidated Balance Sheets. When the contracts are closed or expire, the Company recognizes a realized gain or loss equal to the difference between cost of the closing transaction and the Company’s basis in the contract. Realized gains (losses) and changes in unrealized appreciation (depreciation) on open positions are determined on a specific identification basis and recognized in the Consolidated Statement of Operations and Comprehensive Income (Loss) in the period in which the contract is closed or the changes occur, respectively.

Cryptocurrency futures contracts are valued at the period end price for open contracts or the final settlement price for closed contracts set by an exchange on which they are principally traded.

Restrictive cryptocurrencies deposits represent the margin deposited as collateral for the futures contracts. The Company follows the same accounting policy for cryptocurrency as disclosed above and measures restrictive cryptocurrencies deposits at fair value at each period end with changes recognized in operating expenses in the Consolidated Statement of Operations and Comprehensive Income (Loss).

Cost of Revenues

Cost of service for cryptocurrency mining business consists primarily of direct costs of mining operations, including utilities, other service charges, transaction fees and block rewards remitted to pool participants, and depreciation expenses of mining equipment. Cost of products for sale of mining machines business consists primarily of direct costs of producing mining machines, including raw materials and outsourced production costs. Cost of service for hosting services consistent primarily of the utility costs, labors and depreciation expenses related to the hosting facility.

Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets.

Taxation

Current income taxes are provided on the basis of net profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Recently issued accounting standards

Adoption of ASU 2023-08, Accounting for and Disclosure of Crypto Assets.    Effective January 1, 2023, the Company early adopted ASU 2023-08, which requires entities to measure crypto assets at fair value with changes recognized in the Consolidated Statement of Comprehensive Income each reporting period. The Company’s cryptocurrencies are within the scope of ASU 2023-08 and the transition guidance requires a cumulative-effect adjustment as of the beginning of the current fiscal year for any difference between the carrying amount of the Company’s cryptocurrencies and fair value. As a result of the Company’s early adoption of ASU 2023-08, the Company recorded a $39,996 increase to cryptocurrencies and $39,996 increase to retained earnings on the Consolidated Balance Sheets as of the beginning of the fiscal year ended December 31, 2023.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements as of June 30, 2024 and for the six months ended June 30, 2024.

3. Prepaid Expenses

Prepaid expenses as of June 30, 2024 and December 31, 2023 primarily represent expenditures prepaid for materials and utilities.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. Inventory

Inventory consists of the following:

	June 30, 2024		December 31, 2023
	US$		US$
Raw materials		20,973,243		2,339,393
Finished goods		2,955,612		1,195,544
Total		23,928,855		3,534,937

5. Property and Equipment, net

Property and equipment, net consist of the following:

	June 30, 2024	December 31, 2023
	US$	US$
Mining equipment	13,375,371	10,549,386
Vehicle	37,382	32,382
Other equipment and fixtures	2,041,305	4,824,891
Building	867,054	849,395
Land	529,592	529,592
Total	16,850,704	16,785,646
Less: Accumulated depreciation	(5,794,987)	(5,349,753)
Property and equipment, net	11,055,717	11,435,893

During the six months ended June 30, 2024, the Company recorded depreciation expenses of US$2,083,794 (2023: US$1,240,044).

During the six months ended June 30, 2024, the Company recorded US$Nil loss from disposal of mining equipment (2023:US$280,245). The original cost of the mining machines being disposed of is US$1,638,560 and the accumulated depreciation of the mining machines being disposed of is US$1,638,560 for the six months ended June 30, 2024.

6. Cryptocurrencies

The following table presents information about our cryptocurrencies and restrictive cryptocurrencies deposits:

	June 30, 2024	December 31, 2023
	US$	US$
Beginning balance	116,081,331	1,270,806
Adoption of ASC 2023-08	—	39,996
Cryptocurrencies mined	47,405,148	37,003,196
Cryptocurrencies from mining machines revenue	109,549,271	199,456,358
Cryptocurrencies from hosting revenue	1,913,650	316,626
Cryptocurrencies paid to mining pool participants	(35,406,898)	(23,765,150)
Sale/exchange of cryptocurrencies, at carrying value	(95,603,186)	(84,426,550)
Cryptocurrencies invested in short-term investments, net	(61,300,122)	—
Cryptocurrencies paid to settle futures contracts	(732,177)	—
Cryptocurrencies used for payments of dividends	(5,000,000)	—
Cryptocurrencies used for payments of employee compensation	(206,523)	(10,264,540)
Cryptocurrencies used for payments of expenses	(782,320)	(3,418,735)
Cryptocurrencies used for payments of accounts payable	—	(292,684)
Cryptocurrency received from related party	158,454	(150,714)
Change in fair value	(1,102,968)	312,722
Ending balance	74,973,660	116,081,331

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. Cryptocurrencies (cont.)

	June 30, 2024	December 31, 2023
	US$	US$

Intangible assets – cryptocurrencies	73,639,686	116,081,331
Restrictive cryptocurrencies deposits	1,333,974	—
Total	74,973,660	116,081,331

The following tables present the ending balance of each of our cryptocurrencies:

			June 30, 2024
	Quantity	Cost	Carrying value (fair Value)
		US$	US$
USDT	69,016,509	69,016,509	69,016,509
KASPA	14,531,679	2,380,524	2,760,467
IRONFISH	483	517	400
ALPH	1,094,379	2,583,497	1,417,002
Others	*	2,013,169	1,779,282
Ending balance		75,994,216	74,973,660
Intangible assets-cryptocurrencies		74,582,299	73,639,686
Restrictive cryptocurrencies deposits		1,411,917	1,333,974
Total		75,994,216	74,973,660
			December 31, 2023
	Quantity	Cost	Fair Value
		US$	US$
USDT	115,794,346	115,794,346	115,794,346
KASPA	1,439,805	166,332	161,385
IRONFISH	32,772	89,217	78,653
Others	*	55,704	46,947
Total		116,105,599	116,081,331

____________

*        Others consist of various cryptocurrencies with immaterial balances. Therefore, their quantity information is not disclosed.

7. Right to receive cryptocurrencies

The following table presents information about our right to receive cryptocurrencies:

	June 30, 2024	December 31, 2023
	US$	US$
Beginning balance	—	—
Cryptocurrencies invested in short-term investments	107,615,447	—
Rewards earned from crypto short-term investments (right to receive cryptocurrencies)	2,267,279	—
Redemption of cryptocurrency short-term investments	(46,315,325)	—
Ending balance	63,567,401	—

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	June 30, 2024	December 31, 2023
	US$	US$
Trades payable	3,972,306	858,210
Salary payables	3,037,496	2,914,268
Total	7,009,802	3,772,478

9. Ordinary Shares

The Company’s ordinary shares include:

i)       3,954,000 Class A shares of US$0.001 par value each; and

ii)      1,046,000 Class B share of US$0.001 par value each.

The Company issued 5,000,000 ordinary shares, including 3,954,000 Class A ordinary shares and 1,046,000 Class B ordinary shares, to exchange all the outstanding shares of BRL and BFL held by these two entities’ shareholders. As a result of the reorganization, although these shares were issued subsequent to December 31, 2021, they have been retrospectively applied to the year ended December 31, 2021 as if the shares had already existed in those fiscal years. The 5,000,000 ordinary shares issued, in theory, have a total par value of $5,000. As the shares were issued as part of share exchange agreement and no proceeds were actually collected, the par value was not recognized as it would have been offset by a corresponding share issuance discount of $5,000, resulting no financial impact to the equity statement.

10. Earnings per share

Basic and diluted net earnings per share for each of the periods presented are calculated as follows:

	June 30, 2024	June 30, 2023
	US$	US$
Numerator:
Net Income attributable to ordinary shareholders – basic and diluted	63,398,127	1,379,389

Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	5,000,000	5,000,000
Earnings per share attributable to ordinary shareholders – basic and diluted	12.68	0.28

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period.

11. Commitments and Contingencies

Operating leases

The Company did not have material operating leases during the six months ended June 30, 2024 and 2023.

Other commitments

The Company did not have other significant commitments, long-term obligations, or guarantees as of June 30, 2024 and December 31, 2023.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. Commitments and Contingencies (cont.)

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows or results of operations taken as a whole. As of December 31, 2023 and June 30, 2024, the Company is not a party to any material legal or administrative proceedings.

12. Related Party Transactions and Balances

Related Parties

Name of related parties	Relationship with the Company
Qingfeng Wu (Mr. Wu)	Founder, chief executive officer, and principal shareholder
Qiuhua Li (Mr. Li)	Founder, chairman of the board of directors, director, and principal shareholder
Shanghai Chuangye Information Tech Co., Ltd. (“SCITC”)	Company controlled by Mr. Li
Shenzhen Bgin Tech Co., Ltd. (“SZ Bgin”)	Company controlled jointly controlled by Mr. Shao and Mr. Li
Zhongshan Bgin Tech Co., Ltd (“ZS Bgin”)	Wholly owned subsidiary of SZ Bgin
Igvault HK limited (“IGV HK”)	Company controlled by Mr. Li’s spouse
Shanghai HuiShi Information Technology Co., Ltd.	Company controlled by Mr. Li
Glocash Co., Limited	Company controlled by Mr. Li
Qi Shao	Chief Technology Officer
Icing Trading Limited	Company controlled by Mr. Wu

Related Party Transactions

The Company had the following related party transactions:

(i)     During the six months ended June 30, 2024, the Company received management services rendered by SZ Bgin valued at US$240,000 (2023: US$472,060).

(ii)    During the six months ended June 30, 2024, the Company incurred US$44,953 (2023: US$Nil) technical services provided by IGV HK.

The Company’s due from related party balances as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	US$	US$
Icing Trading Limited	16,773	32,006
Total	16,773	32,006

The due from related party balances as of June 30, 2024 and December 31, 2023 are unsecured, interest-free and due on demand. The due from related party balance as of June 30, 2024 is expected to be repaid by December 31, 2024.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. Related Party Transactions and Balances (cont.)

Due to related party balance

The Company’s due to related party balances as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
	US$	US$
Qiuhua Li	484,041	343,837
Shenzhen Bgin Tech Co., Ltd.	—	120,000
Qingfeng Wu	2,000	21,750
Total	486,041	485,587

The due to related party balances, as of June 30, 2024 and December 31, 2023 are unsecured, interest-free and due on demand.

13. Segment Reporting

During the six months ended June 30, 2024 and 2023, the Company operated in two primary reportable segments, which were the cryptocurrency mining and the sale of mining machines. Other business activities that are currently not classified as a reportable segment is combined in the category of “Other”.

For the six months ended June 30, 2024

	Cryptocurrency mining	Sale of mining machines	Other	Total
	US$	US$	US$	US$
Revenue	47,405,148	94,947,127	2,131,656	144,483,931
Costs of revenue – excluding depreciation	38,434,192	17,742,554	1,449,591	57,626,337
Cost of revenue – depreciation	1,958,488	—	119,504	2,077,992
Segment income(loss)	7,012,468	77,204,573	562,561	84,779,602
Selling expenses				386,181
General administrative				2,627,482
Research development				5,585,754
Change in fair value of cryptocurrencies				1,102,968
Unrealized gain of futures contracts				(101,921)
Realized loss from futures contracts				732,177
Rewards earned from crypto short-term investment (right to receive cryptocurrencies)				(2,267,279)
Other (income)/expenses, net				(376,562)
Foreign exchange loss				356,260
Income before income taxes				76,734,542
Income taxes				13,158,563
Net income				63,575,979
Segment total assets	77,366,917	196,645,983	13,258,082	287,270,982

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. Segment Reporting (cont.)

For the six months ended June 30, 2023

	Cryptocurrency mining	Sale of mining machines	Other	Total
	US$	US$	US$	US$
Revenue	6,613,662	2,904,972	—	9,518,634
Costs of revenue – excluding depreciation	2,774,468	171,801	—	2,946,269
Cost of revenue – depreciation	1,240,044	—	—	1,240,044
Segment income(loss)	2,599,150	2,733,171	—	5,332,321
Selling expenses				16,158
General administrative				699,201
Research development				1,945,569
Change in fair value of cryptocurrencies				221,626
Other (income)/expenses, net				133,542
Foreign exchange loss				89,433
Income before income taxes				2,226,792
Income taxes				830,069
Net income				1,396,723
Segment total assets	6,580,892	13,569,568	—	20,150,460

As of June 30, 2024, long-term assets located in the U.S. and Hong Kong were US$13,642,161 or 94%, and US$947,384 or 6% of the Company’s total long-term assets.

14. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2024, through the date the consolidated financial statements were available to issue and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

Until            , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Class A Ordinary Shares

BGIN BLOCKCHAIN LIMITED

Prospectus dated            , 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles will provide that each officer or director of our company (but not auditors) shall be indemnified to the maximum extent permitted by law, out of our assets against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own actual fraud, wilful default or wilful neglect, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Under the form of indemnification agreement to be filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. We believe that our issuances of options to our employees, directors, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act. No underwriters were involved in these issuances of securities.

Purchaser	Date of Issuance	Number of Securities	Consideration (US$)
Class A ordinary shares
Amarillo Starlight Limited	May 23, 2022	210,000	US$ 210.0
Arete River (BVI) Ltd	May 23, 2022	95,500	US$ 95.5
Brahma Eye Limited	May 23, 2022	246,000	US 246.0
Caerus Meta Limited	May 23, 2022	115,000	US$ 115.0
Centenary Hope Limited	May 23, 2022	76,500	US$ 76.5
E.C Sagittarius Limited	May 23, 2022	85,000	US$ 85.0
Extreme Beauty Corporate Consulting Limited	May 23, 2022	145,600	US$ 145.6
Inchoi Investment Limited	May 23, 2022	225,000	US$ 225.0
Jeff Peng (BVI) Ltd	May 23, 2022	101,500	US$ 101.5
MetaStarry Investment Limited	May 23, 2022	247,000	US$ 247.0
Moon Apollo Limited	May 23, 2022	175,000	US$ 175.0
Moon Aquarius Limited	May 23, 2022	1,758,500	US$ 1,758.5
Plutus Meta Limited	May 23, 2022	203,000	US$ 203.0
Prototal Enterprises Limited	May 23, 2022	187,200	US$ 187.2
Silverfountain Company Limited	May 23, 2022	83,200	US$ 83.2
Class B ordinary shares
Decho Investment Limited	May 23, 2022	1,046,000	US$ 1,046.0

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Amended and Restated Memorandum and Articles of Association of the Registrant, to be effective upon the effectiveness of the Registration Statement on Form F-1, of which this prospectus is a part
4.1*	Registrant’s Specimen Certificate for Class A Ordinary Shares
5.1*	Opinion of Ogier regarding the validity of the ordinary shares being registered
8.1*	Opinion of TWSL Partners regarding certain Hong Kong tax matters (included as Exhibit 99.2)
10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
10.2*	Form of Employment Agreement between the Registrant and each of its directors and executive officers
10.3*	Services Agreement entered into by and between Bgin HK and Shenzhen Bgin, dated June 28, 2024
10.4*	Cryptocurrency Mining Facility Ground Lease entered into by and between Bgin Infrastructure US and 415 Leavenworth Street Limited Liability Company, dated April 14, 2022
10.5*	Tenancy Agreement entered into by and between Bgin Blockchain Limited and MAZ Corp., dated September 15, 2023
10.6*	Form of Hosting Services Agreement between Bgin Management LLC and Each of its Customers Receiving Hosting Services
10.7*	English Translation of Lease Agreement entered into by and between Bgin Tech Pte. Ltd. and Luen Hop Metal Po Ho Company Limited, dated November 8, 2023
10.8*	Storage Agreement entered into by and between Bgin Infrastructure LLC and SHR Group, LLC., dated August 20, 2024
10.9*	Hosting Services Agreement entered into by and between Bgin Infrastructure LLC and Energy Conversion Group, LLC, dated August 22, 2024
10.10*	Hosting Services Agreement entered into by and between Bgin Infrastructure LLC and Ocean Blockchain LLC, dated September 25, 2024
10.11*	Electronic Data Processing Services Agreement entered into by and between Bgin Infrastructure LLC and Blockchain Power Corp., dated October 1, 2024
10.12*	Hosting Services Agreement entered into by and between Bgin Infrastructure LLC and VIKING DATA CENTERS LLC, dated December 6, 2024
10.13*	Tenancy Agreement entered into by and between Bgin Technologies Pte. Ltd. and Kian Huat Metal Pte. Ltd., dated January 17, 2025
21.1*	Principal Subsidiaries of the Registrant
23.1*	Consent of ZH CPA, LLC
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of TWSL Partners (included in Exhibit 99.2)
23.4*	Consent of Commerce & Finance Law Offices (included in Exhibit 99.3)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of TWSL Partners regarding certain Hong Kong law matters
99.3*	Opinion of Commerce & Finance Law Offices regarding certain PRC law matters

Exhibit No.	Description
99.4*	Consent of Frost & Sullivan
99.5*	Consent of (Registrant’s director nominee)
99.6*	Consent of (Registrant’s director nominee)
99.7*	Charter of the Audit Committee of the Registrant’s Board of Directors
99.8*	Charter of the Compensation Committee of the Registrant’s Board of Directors
99.9*	Charter of the Nominating and Corporate Governance Committee of the Registrant’s Board of Directors
99.10*	Executive Compensation Recovery Policy of the Registrant
99.11*	Request for Waiver and Representation under Item 8.A.4 of Form 20-F
107*	Filing Fee Table

____________

*        To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on            , 2025.

Bgin Blockchain Limited
By:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints            and            as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Class A ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chairman of the Board of Directors and Director	, 2025
Name:	(Principal Executive Officer)
	Chief Executive Officer and Director	, 2025
Name:
	Co-Chief Financial Officer	, 2025
Name:	(Principal Accounting and Financial Officer)
	Director	, 2025
Name:

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in            , on            .

By:

Name:
Title: